Form 10-K405, Exhibit 13
period 1995-06-30
FLEXSTEEL INDUSTRIES INC
filed 1995-09-26
CIK 37472

EXHIBIT 2

                       FLEXSTEEL INDUSTRIES INCORPORATED

                                 ANNUAL REPORT
                        FISCAL YEAR ENDED JUNE 30, 1995

             [PHOTO] (See description at bottom of following page.)



                              FOCUS ON INNOVATION

                                     [LOGO]

                                  Page - Cover



FINANCIAL HIGHLIGHTS

Year Ended June 30                                        1995                1994               1993
  Net Sales.......................................    $208,432,000        $195,388,000       $177,271,000
  Income Before Taxes.............................       8,111,000          10,092,000          9,710,000
  Net Income (1)..................................       5,211,000           6,787,000          6,185,000

Per Share of Common Stock
  Earnings (1)....................................             .73                 .95                .87
  Cash Dividends..................................             .48                 .48                .48
  Average Shares Outstanding......................       7,178,000           7,140,000          7,090,000

At June 30
  Working Capital.................................      46,272,000          47,787,000         49,707,000
  Net Plant and Equipment.........................      24,376,000          18,829,000         17,208,000
  Total Assets....................................      96,271,000          95,088,000         87,861,000
  Shareholders' Equity............................      73,824,000          71,289,000         67,855,000
  Long-Term Debt..................................          70,000             105,000            140,000

(1) 1994 income and per share amounts reflect cumulative effect of accounting change as of June 30, 1994 of $320,000 (net of income taxes) or $.04 per share income.


FRONT COVER: Computers have become a valuable creative tool for designers. On our cover we show an up-to-date room setting as a computer might render it in a simulated wash drawing.

[photo] Left, a photograph of the same room setting. Featured are some of Flexsteel's most beautiful current and popular styles: today's fashionable soft look is created with high, waterfall pleats and gentle lines on arms and cushion welting. The wing chair and the Charisma(R) accent chair, both perennial classics, are upholstered in the new softer tones.

                           Page - Inside Front Cover

[top photo] See description below.

TO OUR SHAREHOLDERS
                                  "An intense
                             focus on creativity is
                                essential. . ."

         This year was a challenging and frustrating one for Flexsteel Industries, Inc. Revenues had increased nicely until our fourth quarter, when a sluggish retail environment and a noticeable decrease in consumer confidence decelerated new orders.

         For the full year ended June 30, 1995, revenues increased a moderate 6% to $208,432,000 versus $195,388,000 generated in the previous year. While this was a record sales year for your Company, it came at the expense of profitability. Earnings were $5,211,000 or $.73 per share, clearly a major disappointment when compared to earnings of $6,787,000 or $.95 per share the previous year.

         The Federal Reserves' harsh economic policy to quell inflation has worked very well. Record-setting interest rate hikes over the past eighteen months have impacted our cyclical industry much more so than it did other industries. With the recent moderation of interest rates, it appears that our economy is now in the early stages of what could be a prolonged period of sluggish growth. Under that scenario, the market place will continue to be under severe pricing pressure.

         In the early summer, we were able to raise prices 2% to 3% and we should start to feel the effect of these increases in our first half of fiscal 1996. However, the increases will help offset our increased raw materials cost; in this sluggish retail climate, we cannot recover all cost increases.

         When the sales deceleration began, we were well underway with heavy investments in the development of new products and in needed modernization of certain manufacturing facilities. Both of these efforts are aimed at making us more competitive in the market place.

         With much of this profit drain now behind us, we are fully convinced that this sacrifice of short-term profitability will be the key to maintaining profit margins while more effectively manufacturing and distributing the right product to the market place.

RESIDENTIAL FURNITURE

         The fiscal year began with residential furniture revenues up approximately 24% in the first six months. Ultimately, rising interest rates eroded consumer confidence; as housing starts and resales declined, so did retail furniture sales. We doubled the size of our High Point Show room for the April 1995 Market. While this unusual expense hampered profitability in the final quarter, we felt it necessary to properly display our entire line of home furnishings to the increasing numbers of both domestic and international retailers who attend this market.

[bottom photo]

Top photo: Available only through a Flexsteel Gallery, exclusive fabrics create beautiful traditional elegance in a sofa, love seat and chair from Flexsteel's 8512 Group.

Bottom photo: Jack B. Crahan, Chairman of the Board of Directors
(l.), and Bruce Lauritsen, President and Chief Executive Officer, with recreational vehicle seating displaying Flexsteel's distinctive automotive styling.

         We continue to expand our international presence. Sales representatives have been added in Europe and the Pacific Rim countries. Exchange-rate fluctuation impeded progress in Canada and Mexico, but the weaker dollar helped in other countries. It is our belief that the international opportunities are worth the expense and effort at this time.

RECREATIONAL VEHICLE SEATING

         The sales pattern in recreational vehicle seating sales was not much different from that of home furnishings. As interest rates cut heavily into sales of motor homes and other recreational vehicles, competition only became keener in this cyclical industry. The 25,000-square-foot addition to our Dubuque product development and engineering center is completed; we have increased our engineering staff as well as adding other technical personnel to shorten development time and continue our growth in this field.

         Like other markets, the world of recreational vehicles is changing rapidly; we must change with it to develop new products and lower our costs if we are to maintain our leadership position.

 COMMERCIAL SEATING

         The $3,500,000 addition to our Starkville, Mississippi, manufacturing facilities is finally completed. A new state-of-the-art wood finishing system, coupled with modernization of woodworking and upholstering facilities, will provide us with the capabilities of better service to our customers and more efficient production. We remain confident of our prospects in the hospitality and health care field in the years ahead.

OUTLOOK

         While we made sweeping changes for the future during this past year, we didn't forget to run the business. Your Company had its best year ever in total sales volume. Under prevailing highly competitive market conditions, this was outstanding. However, the reason for change is that we are not satisfied with our profitability and know we can do better. The lowering of interest rates by the Federal Reserve Bank, for the first time in 17 months, and the 15-month low in fixed rates for mortgages, will act to improve business conditions in our industry. With our improved efficiencies, we can expect enhanced profitability.

         We remain committed to maximizing shareholder value, and we will do everything we can to make fiscal 1996 a successful year in every respect.


/s/ Jack B. Crahan
JACK B. CRAHAN
Chairman of the Board of Directors


/s/ K. Bruce Lauritsen
K. BRUCE LAURITSEN
President &
Chief Executive Officer

[photo]
Recliners are lovelier than ever with traditional styling and true reclining comfort.

[photo]
Designs for health care must meet the
special requirements of that industry. This love seat combines practicality with residential graciousness.

[photo]
Light scaling and firmer seating are characteristic of the"Pacifica Collection."

                              FOCUS ON CREATIVITY

                       [top photo] See description below.

                                  "DESIGN IS
                                   A CREATIVE
                                  RESPONSE TO
                             CHANGING LIFESTYLES"

         From the 1890's Victorian parlor to the 1990's family room, Flexsteel designs have responded to the changing tastes and needs of the American consumer. Our lives are far more complex than a century ago, as high-tech surrounds us at work and at home. As a counterpoint, we make our homes more welcoming and more relaxed.

         Softness has become the most defining feature of home furnishings. Flexsteel designers create visual comfort: generous scaling with bigger arms and deeper backs conveys comfort at a glance. Fabrics are more important than ever
- -- a "soft hand" complements relaxed lines. Colors are soft and tranquil, with a mellowed vividness and brightness. Paled tones, approaching white, are preferred in many areas.

         Our designers have created even softer seating with new, thicker, softer luxury cushioning.

         Flexsteel innovations have made us a significant player in today's fastest-growing upholstery market -- motion furniture. Whether it's called the great room or the gathering room, the room where the family relaxes now takes more of the family budget, and motion is the furniture of choice.

         Here Flexsteel competes beautifully, offering updated styles and unmatched quality. The Flexsteel patented seat spring is key to both comfort and quality. Many modular styles feature unusual built-in convenience features. Most of our recliners are shipped with our exclusive lumbar support, and all feature one-piece arm frame construction, with our famous seat spring framed in metal.

         The other big story in home furnishings is the still-growing demand for leather. A responsive design team, implementing the newer relaxed designs, and integral Flexsteel quality have been responsible for steady and pronounced growth in leather sales.

         In recreational vehicle seating, Flexsteel designers are already planning for the year 2000, anticipating the needs of a rapid evolution of automotive technology. In seating for the hospitality industry, demand is for the residential look of softened comfort. Seating for the health care industry must do the same, with the added requirements of safety, provisions for moisture resistance, and ease of use.

         In a century-plus of specializing in seating, Flexsteel designs have evolved from a stately formality to today's dynamic choices of softened traditional and casual elegance -- always underwritten by famous Flexsteel quality.

[bottom photo]

Top photo: Appropriate for today's busy lifestyles is this dual-purpose queen sofa sleeper. Camelback styling, distinctive bun feet and a companion chair complete the upscale look.

Bottom Photo: Leather's distinction is enhanced with appealing designer colors, generous proportions, waterfall pleats, and unusual leather pillows.

                              FOCUS ON CREATIVITY

                       [top photo] See description below.

                                   "MARKETING
                                   MUST COPE
                                      WITH
                                    CHANGING
                                   REALITIES"

         Changing lifestyles, corporate and personal, are changing our markets. There are fewer furniture stores and, with less retail space, retailers must make more effective use of their floor space.

         The Flexsteel Gallery lets the retailer offer virtually limitless choices in style, trim, and fabric in minimum floor space.

         Flexsteel's 161 galleries give us excellent retail exposure in our major markets. This year, our ongoing gallery support included the introduction of a collection of 300 exciting fabrics which are exclusive to our Galleries.

         Support of our dealers continues to be an important part of our market plan. National advertising in magazines and television produces inquiries for our dealers. Our sponsorship of a car in today's biggest spectator sport, stock-car racing, has created name recognition, plus excitement for dealers who have displayed the car.

         Flexsteel marketing has continued to emphasize both the national chains and major regional multi-store retailers, and we are increasingly represented in these important markets.

         Our presence in the international market is growing. We expect the implementation of NAFTA to energize sales to Mexican and Canadian markets. We have developed a handsome Pacifica Collection specifically for the Far East market. While the "American look" is much in demand there, buyers prefer firmer seating and smaller proportions than their American counterparts.

         Rapid technological change is affecting marketing at every level. Our automated SIS (Sales Inquiry System) gives dealers instant information on fabric promotions and availability, style options, price, and order status. Video cataloging is becoming more powerful; at least 150 of our dealers are using Flexsteel's "Sneak Preview" to show customers their sofas or chairs, made up in the fabrics of their choice. Both dealers and customers enjoy this new way of shopping.

         To sell recreational vehicle seating, we must stay abreast of an explosive growth in automotive manufacturing technology. In this, as in the hospitality and health care contract markets, both the total market and Flexsteel's share continue to grow. Our contract backlog continues high, but our recent $3.5 million expansion at Stark ville, Mississ ippi, is helping us to be more competitive. With more pro cess control, we can ship a better product more rapidly.

         Foremost priority is given at Flexsteel to the needs of present and potential customers; they are our life blood and our future.


[bottom photo]


Top photo: Perfect for today's casual life styles, this Shaker-influenced room group features oak accents and matching occasional tables.


Bottom photo: Residents at Seven Oaks health-care facility enjoy this striking dining room with handsome chairs by Flexsteel. Photo Courtesy Bob Harr, Hedrick Blessing Studios.

                              FOCUS ON CREATIVITY

                       [top photo] See description below.

                                  "OUR PEOPLE
                                INNOVATE THROUGH
                                 UNDERSTANDING
                                 OF CUSTOMER'S
                                     NEEDS"

         Our people, alert to changing markets, watch and listen. We see people seeking more relaxed surroundings for their homes. We hear their requests for greater comfort and sustained quality combined with environmentally-sound practices.

         To answer these, the people of Flexsteel bring their innovative skills. Our engineers and designers, for example, have combined talents to produce a superior sofa sleeper. With our suppliers, we have developed a new premium mattress and an improved mechanism for more sleeping comfort. Having developed a better bed, we turned our attention to making it sit as comfortably as a conventional sofa. The result is an exquisite new group of Masquerader(R) sofa sleepers with matching love seats and companion chairs.

         Another innovation resulting from the creative use of our people's knowledge and talents is a revolutionary recliner that can be assembled by the purchaser without tools. The recliner is shipped in two smaller cartons, greatly reducing shipping and handling costs.

         Production methods and materials are also scrutinized. Innovative associates contributed to a major rearrangement of our Dubuque facility which, when completed, will substantially reduce material handling there. The ongoing quest for quality now involves all our in-plant sales associates with production staff to check such matters as the comfort of foam cushioning and tailoring.

         Ecological concerns are addressed. Use of laminates as well as kiln-dried hardwood has not only improved our product but made our use of wood more efficient. We have a better product and use fewer trees.

         In recreational vehicle seating, we are working to improve the response time, critical in products subject to the automotive scheduling cycle. Many manufacturers now expect a 28-day schedule from approved design to production.

         In an increasingly technological society and an intensely competitive retail environment, it is still Flexsteel's people who sense and meet the needs of the people who are our customers.

         At Flexsteel, the personal touch has survived.



[bottom photo]


Top photo: This Charisma accent chair reflects current home fashion trends with the freshness of a washed white finish on the carved frame, embellished with a charming floral print.


Bottom photo: Stunning seating groups with an accent on comfort are created by combining the versatile units of this modular group.

FLEXSTEEL INDUSTRIES, INC.
FIVE YEAR REVIEW

(All amounts in thousands except for Per Share data)
                                                       1995          1994          1993          1992          1991
SUMMARY OF OPERATIONS
  Net Sales.....................................     $208,432      $195,388      $177,271      $157,916      $145,566
  Cost of Sales.................................      164,231       151,066       136,110       122,294       112,784
  Interest Expense..............................          372           270           252           277           282
  Interest and Other Income.....................          973           990         1,460         2,076         1,982
  Income Before Taxes...........................        8,111        10,092         9,710         2,640         2,364
  Income Taxes..................................        2,900         3,625         3,525           950         1,150
  Net Income (1)................................        5,211         6,787         6,185         1,690         1,214
  Earnings per Common Share (1).................          .73           .95           .87           .24           .17
  Cash Dividends per Common Share...............          .48           .48           .48           .48           .48
STATISTICAL SUMMARY
  Average Common Shares Outstanding.............        7,178         7,140         7,090         7,048         7,067
  Book Value per Common Share...................        10.28          9.98          9.57          9.17          9.34
  Total Assets..................................       96,271        95,088        87,861        81,843        81,484
  Net Plant and Equipment.......................       24,376        18,829        17,208        17,228        18,795
  Capital Additions.............................        9,682         5,074         3,273         1,966         1,804
  Working Capital...............................       46,272        47,787        49,707        46,863        47,114
  Long-Term Debt................................           70           105           140           345           652
  Shareholders' Equity..........................       73,824        71,289        67,855        64,640        66,036
SELECTED RATIOS
  Earnings as Percent of Sales..................          2.5%          3.5%          3.5%          1.1%          1.3%
  Current Ratio.................................          3.4           3.3           3.9           4.3           4.9
  Return on Total Capital.......................          7.1%          9.5%          9.1%          2.6%          2.9%
  Return on Beginning Common Equity.............          7.3%         10.0%          9.6%          2.6%          2.8%
  Average Number of Employees...................        2,375         2,240         2,120         2,040         2,005

(1) 1994 and 1991 income and per share amounts reflect cumulative effect of accounting changes as of June 30, 1994, of $320,000 (net of income taxes) or $.04 per share income and July 1, 1990, of $715,000 (net of income taxes) or $.10 per share charge, respectively.

             FLEXSTEEL INDUSTRIES, INC. QUARTERLY COMMON STOCK DATA

                  FISCAL YEAR 1994-95
                      PER SHARE
                                           MARKET PRICE*
              EARNINGS   DIVIDEND         HIGH       LOW
First Quarter   .22          .12        13 1/4      9 1/2
Second Quarter  .21          .12        13 3/4     10
Third Quarter   .25          .12        13 1/4     10 1/2
Fourth Quarter  .05          .12        12         10 1/4

                  FISCAL YEAR 1993-94
                      PER SHARE
                                          MARKET PRICE*
               EARNINGS   DIVIDEND       HIGH        LOW
First Quarter   .22          .12        16 3/4     14 1/2
Second Quarter  .20          .12        17 1/2     15
Third Quarter   .25          .12        18 1/2     15 3/4
Fourth Quarter  .28          .12        16 1/4     13

Flexsteel has paid cash dividends on its common stock for 214 consecutive quarters. The Company expects to continue regular dividend payments. As of June 24, 1995, there were 1,716 holders of Flexsteel's outstanding common stock.

* Reflects the Market prices as quoted by the National Association of Securities Dealers, Inc.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

FINANCIAL CONDITIONS

  Working Capital - Flexsteel's working capital at June 30, 1995 is $46,272,000 which includes cash, cash equivalents, and temporary investments of $14,037,000. Working capital decreased by $1,515,000 from June 30, 1994. The Company has lines of credit of $5,700,000 with banks for short-term borrowings, which have not been utilized since 1979. The Company has outstanding borrowings of $2,925,000 in the form of variable rate demand industrial development revenue bonds.

  Capital Expenditures - Capital expenditures were $9,682,000 in fiscal 1995. These expenditures were for plant expansions, manufacturing, and delivery equipment. Projected capital spending in fiscal 1996 is approximately $2,500,000 for manufacturing and delivery equipment. The funds required for these expenditures will be provided from available cash.

  Dividends - Dividends were $.48 per share both years. The Board of Directors determine dividend levels based on the Company's ability to pay its obligations, capital expenditure requirements, and other related factors.

  Economic Conditions - The Company anticipates that demand for its seating products will improve gradually, from current levels, throughout the remainder of the year as consumer confidence rebounds, aided by moderation in interest rates. The Company's previously implemented price increases, in conjunction with investments in computerized manufacturing equipment, plant layout improvements and associate training, will help offset cost increases for materials and assist in maintaining margins in the highly price-competitive marketplace. Profitability improvements should result from improved manufacturing efficiencies and continued efforts to control fixed costs while maintaining sales volume and margins.

RESULTS OF OPERATIONS
FISCAL 1995 COMPARED TO FISCAL 1994

  Sales for 1995 increased by $13,044,000 or 6.7% compared to 1994. Home Furnishings sales volume increased $8,359,000 or 6.8%, Contract Furniture increased $2,507,000 or 18.2%, and Recreational Vehicle products increased $2,178,000 or 3.7%. Cost of goods increased $13,164,000 for the year as compared to 1994. Approximately $3,000,000 of this increase relates to lower margins, increased material costs, and inefficiencies due to decreased volume in the fourth quarter of the year, with the remainder due to overall increased volume for the year. Selling, general and administrative expenses were 17.6% in fiscal 1995 compared to 17.9% in 1994. The Company continues to control fixed costs while increasing volume. Interest expense increased by $102,000 due to financing the Starkville, Mississippi, expansion. In fiscal 1994 the Company made an accounting principle change in adopting Statement of Financial Accounting Standards (SFAS) No. 115 which resulted in net cumulative income of $320,000 or $.04 per share. The above factors resulted in fiscal year 1995 net earnings of $5,211,000 or $ .73 per share compared to $6,787,000 or $ .95 per share in fiscal 1994, a net decrease of $1,576,000 or $.22 per share.

RESULTS OF OPERATIONS
FISCAL 1994 COMPARED TO FISCAL 1993

  Sales for 1994 increased by $18,117,000 or 10.2% compared to 1993. Recreational Vehicle product sales volume increased $9,008,000 or 18.2%, Home Furnishings increased $8,739,000 or 7.6%, and Contract Furniture increased $370,000 or 2.8%. Due to the higher volume, cost of sales increased by $13,957,000 compared to the prior year. In addition, cost of sales increased approximately $1,000,000 due to the erosion of margins in the price-competitive marketplace and lower production efficiencies associated with training new associates necessary to meet sales volume requirements. Selling, general and administrative expenses were 17.9% of sales in fiscal 1994 compared to 18.4% in 1993. The improvement reflects the Company's successful efforts to control fixed costs while increasing volume. Interest income decreased by $471,000 due to lower levels of investment and decreased rate of return. The Company elected to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115 during fiscal 1994, with respect to the Company's accounting for certain investments in debt and equity securities. This change in accounting principle resulted in net cumulative income of $320,000, or $.04 per share. Also in fiscal 1994, the Company adopted SFAS No. 112, "Employers Accounting for Postemployment Benefits." The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

FISCAL 1993 COMPARED TO FISCAL 1992

  Sales for 1993 increased by $19,355,000 or 12.3% compared to 1992. Double-digit sales growth was realized in all product categories: Home Furnishings sales volume increased $13,264,000 or 13.1%, Recreational Vehicle products increased $4,660,000 or 10.4%, and Contract Furniture increased $1,431,000 or 12.0%. Cost of sales increased by $13,816,000 compared to the prior year reflecting the higher sales volume. Volume related increases were offset by reduced fixed costs resulting from prior year's production consolidation. Selling, general and administrative expenses were 18.4% of sales in fiscal 1993 compared to 20.3% in 1992. The improvement reflects the Company's efforts to control fixed costs and the administrative cost reductions associated with the prior year's consolidation. Operating income increased to $8,501,000 from $841,000 reflecting the aforementioned volume increases and cost control efforts. Fiscal 1992 operating income was also reduced by the restructuring charge of $2,675,000. Interest income decreased by $615,000 due to lower interest rates during 1993. The result of the above factors is increased net income of $4,495,000 or $.63 per share.

FLEXSTEEL INDSUTRIES, INC.
BALANCE SHEETS
                                                                         JUNE 30,
                                                                   1995           1994
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ................................   $ 5,768,537   $  3,385,573
  Temporary investments - at fair value based
    on quoted market price .................................     8,268,615      9,718,350
  Trade receivables - less allowance for doubtful
    accounts: 1995, $2,160,211; 1994, $1,960,231 ...........    22,905,047     25,615,426
  Inventories ..............................................    25,921,674     26,585,397
  Deferred income taxes ....................................     2,000,000      2,340,000
  Other ....................................................       844,557        913,301
      Total current assets .................................    65,708,430     68,558,047
PROPERTY, PLANT AND EQUIPMENT, net .........................    24,376,052     18,829,053
OTHER ASSETS ...............................................     6,186,144      7,701,079
            TOTAL ..........................................   $96,270,626   $ 95,088,179


LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
  Accounts payable - trade .................................   $ 4,756,991   $  4,871,630
  Accrued liabilities:
    Payroll  and related items .............................     3,656,678      4,322,063
    Insurance ..............................................     5,368,145      4,683,962
    Other accruals .........................................     2,694,902      3,607,989
  Industrial revenue bonds payable .........................     2,960,000      3,285,000
        Total current liabilities ..........................    19,436,716     20,770,644
LONG-TERM DEBT .............................................        70,000        105,000
DEFERRED COMPENSATION ......................................     2,940,329      2,923,729
      Total liabilities ....................................    22,447,045     23,799,373
SHAREHOLDERS' EQUITY:
  Common stock - $1 par value; authorized 15,000,000 shares;
    issued  1995, 7,193,124 shares; 1994, 7,155,012 shares .     7,193,124      7,155,012
  Additional paid-in capital ...............................     1,386,754      1,015,940
  Retained earnings ........................................    65,199,703     63,437,854
  Unrealized investment gain (loss) ........................        44,000       (320,000)
              Total shareholders' equity ...................    73,823,581     71,288,806
                           TOTAL ...........................   $96,270,626   $ 95,088,179

                See accompanying Notes to Financial Statements.

FLEXSTEEL INDSUTRIES, INC.
STATEMENTS OF INCOME & RETAINED EARNINGS


                                                        FOR THE YEARS ENDED JUNE 30,
                                                  1995             1994             1993
NET SALES ................................   $ 208,432,198    $ 195,388,106    $ 177,270,751
OPERATING EXPENSES:
  Cost of goods sold .....................     164,230,883      151,066,404      136,109,870
  Selling, general and administrative ....      36,692,054       34,949,047       32,659,675
          Total ..........................     200,922,937      186,015,451      168,769,545
OPERATING INCOME .........................       7,509,261        9,372,655        8,501,206
OTHER:
  Interest and other income ..............         973,371          989,554        1,460,371
  Interest expense .......................        (371,729)        (270,046)        (251,663)
          Total ..........................         601,642          719,508        1,208,708
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE       8,110,903       10,092,163        9,709,914
PROVISION FOR INCOME TAXES ...............       2,900,000        3,625,000        3,525,000
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE ................       5,210,903        6,467,163        6,184,914
CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE ...................                          320,000
NET INCOME ...............................       5,210,903        6,787,163        6,184,914
RETAINED EARNINGS - BEGINNING OF YEAR ....      63,437,854       60,080,908       57,303,266
TOTAL ....................................      68,648,757       66,868,071       63,488,180
CASH DIVIDENDS ON COMMON STOCK
   (per share: $.48) .....................      (3,449,054)      (3,430,217)      (3,407,272)
RETAINED EARNINGS - END OF YEAR ..........   $  65,199,703    $  63,437,854    $  60,080,908
AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING ............................       7,178,285        7,140,144        7,090,041
EARNINGS PER SHARE BEFORE CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE   $         .73    $         .91    $         .87
CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE ...................                              .04
EARNINGS PER SHARE OF COMMON STOCK .......   $         .73    $         .95    $         .87

                See accompanying Notes to Financial Statements.



INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

    We have audited the accompanying balance sheets of Flexsteel Industries, Inc. as of June 30, 1995 and 1994, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flexsteel Industries, Inc. as of June 30, 1995 and 1994, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, the Company changed its method of accounting for certain investments in debt and equity securities during the year ended June 30, 1994.

                                DELOITTE & TOUCHE LLP
                                Minneapolis, Minnesota
                                August 11, 1995

FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS
                                                                                       FOR THE YEARS ENDED JUNE 30,
                                                                                   1995            1994            1993
OPERATING ACTIVITIES:
Net income ................................................................   $  5,210,903    $  6,787,163    $  6,184,914
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Cumulative effect of accounting change .................................                       (320,000)
   Depreciation ...........................................................      4,135,053       3,452,962       3,292,710
   Trade receivables ......................................................      2,710,379      (3,422,717)     (2,620,742)
   Inventories ............................................................        663,723      (4,873,616)        620,054
   Other current assets ...................................................         68,744          59,779         (74,050)
   Other assets ...........................................................       (519,313)     (1,721,325)       (246,816)
   Accounts payable - trade ...............................................       (114,639)        658,967         167,679
   Accrued liabilities ....................................................       (894,289)       (138,855)      3,049,931
   Deferred compensation ..................................................         16,600          58,732          60,493
   Deferred income taxes ..................................................        340,000        (250,000)       (415,000)
Net cash provided by
   operating activities ...................................................     11,617,161         291,090      10,019,173

INVESTING ACTIVITIES:
   Construction funds held in escrow ......................................      2,034,248      (2,034,248)
   Purchases of temporary investments .....................................     (2,751,519)     (2,878,805)     (7,447,705)
   Proceeds from sales of temporary investments ...........................      4,565,254       8,508,968       5,136,530
   Additions to property, plant and equipment .............................     (9,682,052)     (5,074,138)     (3,272,816)
Net cash (used in)
   investing activities ...................................................     (5,834,069)     (1,478,223)     (5,583,991)

FINANCING ACTIVITIES:
   Proceeds from (repayment of)
     revenue bonds issued .................................................       (325,000)      3,250,000
   Repayment of long-term debt ............................................        (35,000)        (35,000)       (475,417)
   Payment of dividends ...................................................     (3,449,054)     (3,430,217)     (3,407,272)
   Proceeds from issuance of stock ........................................        408,926         396,523         437,801
Net cash provided by
   (used in) financing activities .........................................     (3,400,128)        181,306      (3,444,888)

Increase (decrease) in cash and cash equivalents ..........................      2,382,964      (1,005,827)        990,294
Cash and cash equivalents at beginning of year ............................      3,385,573       4,391,400       3,401,106
Cash and cash equivalents at end of year ..................................   $  5,768,537    $  3,385,573    $  4,391,400


                See accompanying Notes to Financial Statements.

REPORT OF MANAGEMENT
To the Shareholders of Flexsteel Industries, Inc.:

  Management is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the report of Deloitte & Touche LLP, our independent auditors. The statements were prepared in conformity with generally accepted accounting principles and include amounts based on estimates and judgments of management.

  The Company maintains a system of internal accounting controls to provide reasonable assurance that the books and records reflect the authorized transactions of the Company. There are limits inherent in all systems of internal control because their cost should not exceed the benefits derived. The Company believes its system of internal accounting controls and internal audit functions balance the cost/benefit relationship.

  The Audit & Ethics Committee of the Board of Directors, composed solely of outside directors, annually recommends to the Board of Directors the appointment of the independent auditors. The independent auditors are engaged to audit the financial statements of the Company and to express an opinion thereon. The independent auditors' report is expressed on page 9. The Audit & Ethics Committee meets periodically with the independent auditors to review financial reports, accounting and auditing practices and controls.

/s/ K. Bruce Lauritsen
K. Bruce Lauritsen
President Chief Executive Officer


/s/ Ronald J. Klosterman
Ronald J. Klosterman
Vice President, Finance
Chief Financial Officer
Secretary

FLEXSTEEL INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

INDUSTRY INFORMATION - the Company manufactures and sells upholstered furniture and other seating products.

STATEMENT OF CASH FLOWS - the Company considers highly liquid investments with original maturities of less than three months as the equivalent of cash.

INVENTORIES - are stated at the lower of cost or market. Raw steel, lumber and wood frame parts are valued on the last-in, first-out (LIFO) method. Other inventories are valued on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT - is stated at cost and depreciated using the straight-line method.

INCOME TAXES - deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

EARNINGS PER SHARE - are based on the weighted average number of common shares outstanding during each year. The exercise of employee stock options would have no material effect on earnings per share.

ACCOUNTING CHANGE - effective June 30, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This new standard which requires certain investments to be recorded at their market value resulted in a decrease of $320,000 in shareholders' equity. This decrease represents the gross unrealized loss on investments which has been recorded net of tax as a separate component of shareholders' equity. This change in accounting principle resulted in a cumulative effect adjustment as of June 30, 1994 of $320,000 (tax effected amount) or $ .04 per share.


RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the 1995 presentation.

2. INVESTMENTS

The amortized cost and estimated market values of investments in debt and equity securities are as follows:

                            June 30, 1995                  June 30, 1994
                         Debt           Equity         Debt           Equity
                     Securities      Securities     Securities      Securities
Amortized Cost      $  8,324,825    $  2,168,475   $ 10,270,409    $  2,044,502
Unrealized gains
(losses)                 (94,086)        157,453       (404,235)        (90,522)
Est. Market Value   $  8,230,739    $  2,325,928   $  9,866,174    $  1,953,980


Debt and equity securities are included in Temporary Investments and Other Assets and are considered as available for sale. As of June 30, 1995, the maturities of debt securities are $1,069,667 within one year, $6,913,537 one to five years, and $247,535 six to ten years.

3. INVENTORIES

Inventories valued on the LIFO method would have been approximately $2,671,000 and $2,387,000 higher at June 30, 1995 and 1994, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:

                                                   June 30,
                                              1995         1994
     Raw materials ....................   $14,186,359   $16,369,701
     Work in process and finished parts     7,546,079     6,621,585
     Finished goods ...................     4,189,236     3,594,111
        Total .........................   $25,921,674   $26,585,397

4. PROPERTY, PLANT AND EQUIPMENT

                        Estimated           June 30,
                       Life (Years)   1995           1994
   Land................           $ 1,609,572    $ 1,609,572
   Buildings and
      improvements.....    3 - 50  23,099,131     20,052,762
   Machinery and
      equipment........    3 - 15  24,434,273     22,229,898
   Delivery equipment..    2 - 9   12,430,880     11,239,624
   Furniture and fixtures  3 - 15   4,426,168      3,902,180
      Total............           $66,000,024    $59,034,036
    Less accumulated
      depreciation.....            41,623,972     40,204,983
      Net..............           $24,376,052    $18,829,053

5. BORROWINGS

The Company is obligated for $2,925,000 for Industrial Revenue Bonds at June 30, 1995 which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for years ended June 30, 1995 and 1994 of 3.00% and 4.05%, respectively, and are due in annual installments of $325,000 through 2004, if not paid earlier upon demand of the holder. The Company has a letter of credit to guarantee the payment of these bonds in the event of default. No amounts were outstanding on this letter at June 30, 1995. In addition, the Company is obligated for General Obligation Development Bonds bearing interest at 5.0% and due in annual installments of $35,000 through 1998. Interest paid during 1995, 1994, and 1993 was $135,000,
$38,000, and $40,000, respectively.

6. INCOME TAXES

The total income tax provision for 1995, 1994, and 1993 was 35.8%, 35.9%, and 36.3%, respectively, of income before income taxes and cumulative effect of change in accounting principle.

   Provision - comprised of the following:

                                     1995        1994        1993

   Federal - current..            $2,230,000  $3,395,000  $3,497,000
   State - current....               330,000     480,000     443,000
   Deferred...........               340,000    (250,000)   (415,000)
      Total...........            $2,900,000  $3,625,000  $3,525,000

Net deferred taxes included in the balance sheet - comprised of the following temporary differences:

                                           For the Years ended June 30,
                                           1995 Total        1994 Total
                                       Asset (Liability)  Asset (Liability)
   Asset allowances...............         $  808,317        $ 921,521
   Deferred compensation..........          1,087,921        1,081,779
   Other accruals and allowances..          1,542,073        1,641,303
   Excess of tax over book depreciation    (1,438,311)      (1,304,603)
      Total.......................         $2,000,000       $2,340,000

Income taxes paid during 1995, 1994, and 1993 were $3,555,000, $5,081,000, and
$2,618,000, respectively.

7. CREDIT ARRANGEMENTS

The Company has lines of credit of $5,700,000 with banks for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such line, the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings during 1995 or 1994. Additionally, the Company has a $1,280,000 letter of credit related to worker's compensation and casualty insurance. No amounts were outstanding on this letter as of June 30, 1995.

8. SHAREHOLDERS' EQUITY

The Company has authorized 60,000 shares of cumulative, $50 par value preferred stock and 700,000 shares of undesignated, $1 par value (subordinated) stock, none of which is outstanding. The Company issued 38,112, 31,981, and 55,305 net shares under stock option and other employee plans during the years ended June 30, 1995,1994, and 1993, respectively. The difference between the purchase or issue prices and the par value of the shares is credited or charged to paid-in capital.

9. STOCK OPTIONS

The Company has stock option plans for key employees that provide for the grant ing of incentive and nonqualified stock options. Under the plans, options are granted at fair market value and may be exercisable for up to 10 years. At June 30, 1995, 88,970 shares of common stock were available for future grants. Changes in options outstanding are as follows:

   June  30, 1992                    Shares    Price/Range
   Outstanding............          250,980  $ 9.50  -$11.50
   Granted................           11,000        12.375
   Exercised     .........          (98,890)   9.50  - 11.50
   Cancelled..............           (4,400)   9.50  - 12.375
   June  30, 1993
   Outstanding............          158,690   10.50  - 12.375
   Granted................          100,930   14.875 - 15.75
   Exercised..............          (19,100)  10.50  - 11.00
   June  30, 1994
   Outstanding............          240,520   10.50  - 15.75
   Granted................           94,360   10.50  - 11.125
   Exercised..............          (17,000)       11.00
   Cancelled..............          (41,210)  10.50  - 14.875
   June 30, 1995
   Outstanding............          276,670  $10.50  -$14.875

10. PENSION AND RETIREMENT PLANS

The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multiemployer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,295,000 in 1995, $1,226,000 in 1994, and $1,044,000 in 1993 including $274,000 in 1995, $251,000 in 1994, and $220,000 in
1993 for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 4% of each covered employees wages. The Company's matching contribution for the retirement savings plans is 25% - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multiemployer defined benefit pension plans administered by others under collective bargaining agreements were $1,203,000 in 1995, $1,150,000 in 1994, and $1,030,000 in 1993.

11. MANAGEMENT INCENTIVE PLANS

The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment with 33 1/3% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 13,300, 16,189, and 8,090 shares were awarded, and the amounts charged to income in 1995, 1994, and 1993 were $149,625, $169,985, and, $125,395, respectively. At June 30, 1995, 379,697 shares were available for future grants.

12. SUPPLEMENTARY QUARTERLY
     FINANCIAL INFORMATION

(UNAUDITED - in thousands of dollars, except per share amounts)

                                  Quarters
                      1st      2nd      3rd      4th
   1995:
    Net Sales...... $50,812  $52,351 $56,783  $48,486
    Gross Profit...  11,475   11,465  12,078    9,183
    Net Income ....   1,597    1,496   1,768      350
    Earnings Per Share  .22      .21     .25      .05

                                  Quarters
                      1st      2nd      3rd   4th(a)
   1994:
    Net Sales...... $44,360  $46,583 $52,638  $51,807
    Gross Profit...  10,529   10,074  11,970   11,749
    Net Income.....   1,561    1,409   1,787    2,030
    Earnings Per Share  .22      .20     .25      .28

(a) Reflects cumulative effect of accounting change as of June 30, 1994 of $320,000 (net of income taxes) or $.04 per share income.

PLANT LOCATIONS
*Flexsteel Industries, Inc.
DUBUQUE, IOWA 52001
(319) 556-7730
P. M. Crahan, General Manager
Flexsteel Industries, Inc.
DUBLIN, GEORGIA 31040
(912) 272-6911
R. C. Adams, General Manager
Flexsteel Industries, Inc.
LANCASTER, PENNSYLVANIA 17604
(717) 392-4161
T. P. Fecteau, General Manager
Flexsteel Industries, Inc.
RIVERSIDE, CALIFORNIA 92504
(909) 354-2440
T. D. Burkart, General Manager
Flexsteel Industries, Inc.
NEW PARIS, INDIANA 46553
(219) 831-4050
G. H. Siemer, General Manager
Wood Products Division
HARRISON, ARKANSAS 72601
(501) 743-1101
M. J. Feldman, General Manager
Metal Division
DUBUQUE, IOWA 52001
(319) 556-7730
J. E. Gilbertson, General Manager
Charisma Chairs
SWEETWATER, TENNESSEE 37874
(423) 337-6694
A. F. McCosh, Plant Manager
Commercial Seating Division
STARKVILLE, MISSISSIPPI 39760
(601) 323-5481
S. P. Salmon, General Manager
Vancouver Distribution Center
VANCOUVER, WASHINGTON 98668
(206) 696-9955
R. Heying, Supervisor

* Executive Offices
PERMANENT SHOWROOMS
Dubuque, Iowa
High Point, North Carolina
Lancaster, Pennsylvania
San Francisco, California

DIRECTORS AND OFFICERS
Frank H. Bertsch
  Chairman of Executive Committee
  Director
Jack B. Crahan
  Chairman of the Board of Directors
K. Bruce Lauritsen
  President
  Chief Executive Officer
  Director
Edward J. Monaghan
  Executive Vice President
  Chief Operating Officer
  Director
James R. Richardson
  Senior Vice President, Marketing
  Director
L. Bruce Boylen
  Retired Vice President
  Fleetwood Enterprises, Inc.
  Director
John R. Easter
  Retired Vice President
  Sears, Roebuck & Company
  Director
Thomas E. Holloran
  Professor, Graduate School of
  Business, University of St. Thomas
  St.  Paul, Minnesota
  Director
James G. Peterson
  Consultant
  James G. Peterson Associates
  Business Consultant
  and Investment Advisor
  Director
Art D. Richardson
  Retired Senior Vice President
  Flexsteel Industries, Inc.
  Director
Jeffrey T. Bertsch
  Vice President
Carolyn T. B. Bleile
  Vice President
Thomas D. Burkart
  Senior Vice President, Vehicle Seating
Kevin F. Crahan
  Vice  President
Patrick M. Crahan
  Vice  President
Keith R. Feuerhaken
  Vice  President
James E. Gilbertson
  Vice  President
James M. Higgins
  Vice  President
Ronald J. Klosterman
  Vice President, Finance
  Chief Financial Officer
  Secretary
Michael A. Santillo
  Vice  President
EXECUTIVE COMMITTEE
Frank H. Bertsch, Chairman
Jack B. Crahan
K. Bruce Lauritsen
Edward J. Monaghan
James R. Richardson
AUDIT & ETHICS
COMMITTEE
Thomas E. Holloran, Chairman
John R. Easter
James G. Peterson
Art D. Richardson

NOMINATING &
COMPENSATION
COMMITTEE
L. Bruce Boylen, Chairman
John R. Easter
Thomas E. Holloran
James G. Peterson
MARKETING COMMITTEE
John R. Easter, Chairman
Frank H. Bertsch
L. Bruce Boylen
James G. Peterson
Art D. Richardson
TRANSFER AGENT AND
REGISTRAR
Norwest Capital Resources
P. 0. Box 738
South St. Paul,
Minnesota 55075-0738
GENERAL COUNSEL
Peter F. Walstad
Minneapolis, Minnesota
O'Connor and Thomas, P.C.
Dubuque, Iowa
NATIONAL OVER
THE COUNTER
NASDAQ SYMBOL - FLXS
ANNUAL MEETING
Tuesday,
December 5, 1995, 3:30 p.m.
Minneapolis Hilton & Towers
1001 Marquette Avenue,
3rd floor
Minneapolis, Minnesota 55403

AFFIRMATIVE ACTION POLICY
It is the policy of Flexsteel Industries, Inc. that all employees and potential employees shall be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin in all personnel actions. No employee or applicant for employment shall receive discriminatory treatment because of physical or mental handicap in regard to any position for which the employee or applicant for employment is qualified. Employment opportunities and job advancement opportunities will be provided for qualified disabled veterans and veterans of the Vietnam era. This policy is consistent with the Company's plan for `Affirmative Action' in implementing the intent and provisions of the various laws relating to employment and non-discrimination.

ANNUAL REPORT ON FORM 10-K AVAILABLE
A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, can be obtained without charge by writing to: Office of the Secretary, Flexsteel Industries, Inc., P. O. Box 877, Dubuque, Iowa 52004-0877.

[LOGO]

(C) 1995 FLEXSTEEL INDUSTRIES, INC.

                            Page - Inside Back Cover

[photo]
With recreational vehicle seating designed to meet or surpass the exacting standards mandated by safety and comfort considerations, Flexsteel is now recognized as a major supplier of seating for all types of recreational vehicles and motor homes. A key selling point of Fleetwood's most popular motor home, The Bounder, is a beautiful interior made inviting and comfortable with the finest appointments. Among these is top-quality Flexsteel seating in living, dining, and sleeping areas.
                                   BULK RATE
                                  U.S. Postage
                                      PAID
                                   Permit #10
                                   Dubuque,IA

FLEXSTEEL(R) INDUSTRIES INCORPORATED
P.O. BOX 877 o DUBUQUE, IA 52004-0877

Page - Back Cover