Form 10-K405, Exhibit 13
period 1996-06-30
FLEXSTEEL INDUSTRIES INC
filed 1996-09-26
CIK 37472

EXHIBIT 2

      F L E X S T E E L  I N D U S T R I E S  I N C O R P O R A T E D
                                 ANNUAL REPORT
                        Fiscal Year Ended June 30, 1996

                                    MOMENTUM
                                         for the 21st Century


                                    -COVER-



FINANCIAL HIGHLIGHTS
Year Ended June 30                                        1996               1995                1994

  Net Sales.......................................    $205,008,000        $208,432,000       $195,388,000
  Income Before Taxes.............................       7,052,000           8,111,000         10,092,000
  Net Income (1)..................................       4,502,000           5,211,000          6,787,000

Per Share of Common Stock
  Earnings (1)....................................             .63                 .73                .95
  Cash Dividends..................................             .48                 .48                .48
  Average Shares Outstanding......................       7,172,000           7,178,000          7,140,000

At June 30
  Working Capital.................................      47,376,000          46,272,000         47,787,000
  Net Plant and Equipment.........................      23,046,000          24,376,000         18,829,000
  Total Assets....................................      95,874,000          96,271,000         95,088,000
  Shareholders' Equity............................      74,147,000          73,824,000         71,289,000
  Long-Term Debt..................................          35,000              70,000            105,000


(1) 1994 income and per share amounts reflect cumulative effect of accounting change as of June 30, 1994 of $320,000 (net of income taxes) or $.04 per share income.



FLEXSTEEL(R)
INDUSTRIES INCORPORATED

[PHOTO]

Front Cover: Exemplifying the best of home fashion is this blending of Old World elegance into today's life styles. Classic details include the turned Victorian legs and a sculpted, attached pillow-back, while the collage of mixed fabrics and nailhead trim are very today. Pairing this Centennial Royale sofa with the leather, tufted-back lounge chair and its matching ottoman creates a room setting which dramatizes comfort.


                              -INSIDE FRONT COVER-


To Our Shareholders

The home furnishings industry remains challenging. The sluggish retail environment that decelerated sales in the final quarters of our previous fiscal year carried over into our fiscal year just completed; coupled with the negative activity that permeated this past winter's retail sales and recreational vehicle sales, it adversely affected our revenues for the year.

   For the full year ending June 30, 1996, revenues were $205,008,000 versus $208,432,000 generated the previous year. Earnings were $4,502,000 or $.63 per share, compared to earnings of $5,211,000 or $.73 per share a year earlier.

   While this is clearly disappointing, we are extremely encouraged with the dramatic earnings recovery in our final quarter: earnings were $1,925,000 or $.27 per share, versus earnings of $350,000 or $.05 per share in the comparable quarter in 1995, or an earnings increase of 450%.

RESIDENTIAL SEATING

   The current housing recovery is helping our industry. Retail business, after showing impressive gains in the spring, leveled off at a higher plateau. This sales increase has given us the opportunity to take advantage of improved productivity resulting from capital expenditures initiated in the previous fiscal year.

   We continue to gain momentum with the fresh concepts in marketing being introduced in our recently-unveiled Comfort Seating Program. This program provides the dealer a state-of-the-art product display, focussing on the breadth of our entire home furnishings line, in a dedicated space of 6,500 square feet. The Comfort Seating Showroom is a complete concept which can be introduced into an existing store or introduced separately in a free-standing store.

   Comfort Seating has created a lot of enthusiasm among our dealers, and we expect significant sales increases as the program expands.

   We enjoy excellent acceptance with major retailers; in fact, our position has never been stronger. We will continue our aggressive pursuit of a greater share of this major market.

   Our Gallery Program continues to be a vital part of our business; we work closely with our 170-plus independent retail dealers who have dedicated display areas in their stores exclusively to Flexsteel. We will also open Gallery Boutiques this fall in 30 Sears Homelife stores.

   Finally, we continue to push our presence in the international marketplace. Unfortunately, the strength of the dollar in certain Pacific Rim countries has increased the cost of American-made furniture some 30% in the past year. Nevertheless, we continue to show moderate sales increases, and we feel that international opportunities are worth the expense of continuing to pursue them.


[PHOTO]
Jack B. Crahan, Chairman of the Board (1) and K. Bruce Lauritsen, President and CEO. Mixed fabrics on this classic Flexsteel sofa are typical of popular eclecticism.


WE
CONTINUE
TO BUILD
FLEXSTEEL
MOMENTUM
FOR AN
EXCITING
NEW
CENTURY.

[PHOTOS]
Top: The new Comfort Seating Showroom greets shoppers with a welcoming ambience. The design makes use of insights from focus groups and proven retailing techniques to put the customer at ease. It invites return visits.

Bottom: This Van Pak, a handsome group of recreational vehicle seating, features exclusive adjustable arms.

RECREATIONAL VEHICLE SEATING

   A soft market in van conversions and recreational vehicle sales during the first half of this fiscal year contributed to a reduction in sales and profits in those industries. However, with a resurgence in sales this spring, our production of seating for RVs is now running at a much higher level.

   We continue to bolster our leadership in this field with innovative product design and engineering, critical elements in our success. We are introducing more exciting, new products; at the same time we are reducing the lead time and costs in their development.

   Among manufacturing improvements is the consolidation of our metal working and our fabric cutting and sewing operations in our Dubuque, Iowa, plant for a more efficient, cell-type manufacturing operation. All of these will combine to help us continue to increase our market share, and will enhance next year's earnings.

COMMERCIAL SEATING

   Production formerly at our Sweetwater, Tennessee, facility has now been consolidated at our Starkville, Mississippi, plant. Production of commercial seating at this expanded and modernized plant is now fully operational, with the problems of re-arrangement and integration of the Charisma(R) product line behind us. This consolidation will allow us to enjoy the benefits of economies of scale and improved service. It should also allow us to improve the product lines, customer satisfaction and, ultimately, earnings.

   You will recall that we took a one-time charge of $300,000 or $.04 per share in our first quarter to close out the manufacturing facility in Tennessee. The building is now vacated, though not yet sold.

   During the past fiscal year we announced a plan to repurchase a half-million shares of Flexsteel stock. We believe the tender is an appropriate use of excess cash while enhancing the value of our stock by improving earnings per share.

OUTLOOK

   We expect another year of intense competition, with customers continuing to focus on value, quality, service and price. We believe that our newest changes this past year will help us meet these customer needs better than ever.

   We remain buoyed by our unusually strong balance sheet, a national network of excellent dealers, and modern facilities strategically located for optimum customer service. If the economic environment remains relatively stable, we believe the positive steps we have taken will continue to improve our market share, customer satisfaction, and shareholder value.

   We are grateful for the continued support of all of our retailers, suppliers, associates and stockholders.

/s/ Jack B. Crahan
JACK B. CRAHAN
Chairman of the Board of Directors

/s/ K. Bruce Lauritsen
K. BRUCE LAURITSEN
President & Chief Executive Officer

[PHOTOS]
TOP: Charmingly-shaped "swan's-neck" arms add a graceful note to this Charisma(R) rocker. The shaped wood is beautifully finished, arms and back upholstered.

CENTER: Fresh styling, in fabric and proportion, and a new emphasis on comfort, characterize furniture for today's life styles. In addition to the recliner and reclining sofa shown, this group includes a love seat and a sectional.

BOTTOM: Extended-stay hotels and rental condos are a rapidly-growing market for dual-purpose seating. Handsomely-styled pieces such as this sofa sleeper are contributing to Flexsteel's growing share of the commercial seating market.

Fresh momentum is animating Flexsteel's marketing.

   In home furnishings, we have continued to study the evolving life styles of today's more sophisticated consumer. Our strongest market niche today is in a younger, more metropolitan audience; their taste is eclectic, their lifestyle is more casual, their styling preferences typically transitional.

     Focus groups have helped us evaluate not only that market's needs but also the impact of the retail environment. From these studies has emerged one of the most exciting developments in Flexsteel's history.

     COMFORT SEATING SHOWROOMS are a new generation of consumer-friendly stores. Whether free-standing or in existing stores, independently-owned Comfort Seating Showrooms use fresh display concepts to create a memorable shopping environment, conducive to the revisits that are part of the furniture purchase decision.

     Inviting, bright and open, Comfort Seating Showrooms are also laid out for selling effectiveness. The distinctive interiors were created with the help of Grid II International, a specialist in the creation of effective retail environments. These showrooms are expected to increase sales per-square-foot even above that of the excellent performance of Flexsteel Galleries.

     Comprehensive advertising and other dealer merchandising aids are available to all dealers. Upscale retail advertising, targeted to emotive issues of core audiences, is available to Comfort Seating Showrooms and Flexsteel Gallery dealers, who also have access to an exclusive selection of high-fashion designer fabrics. Our new line of accent tables also helps the dealer increase the dollar amount of his sales.

     ANOTHER MARKETING INNOVATION is the ready-to-assemble recliner, ideal for specialty direct-mail marketing. Shipped by UPS in two cartons, assembled in seconds, these recliners can be customized with school or corporate logos.

     THE COMMERCIAL SEATING MARKET continues to evolve. In the hospitality industries, a significant development is the rapid emergence of the extended-stay hotel, now being introduced by the major hotel chains. Their seating needs vary from those of traditional hotels, using, for example, more sofa sleepers and recliners and even office-type chairs for executives who work with computers in their rooms. Flexsteel's growing share of the market includes significant placements in Summerfield Suites and the Wyndham Garden Hotels.

     Other growing markets are found in campus-type senior living facilities and the health-care markets, including both long-term and acute-care markets. All these markets require specialized seating such as that developed by Flexsteel.

     THE RECREATIONAL VEHICLE SEATING market continues to expand even though there has been considerable consolidation of the customer base. Flexsteel has long had momentum in this market, and continues to stay ahead of the curve in testing, and in meeting or exceeding increasingly stringent safety standards.

     FUTURE SALES GROWTH will come through all these markets both at home and abroad, where customers in Europe, Canada, Japan, and the Pacific Rim are now discovering Flexsteel. We, in turn, are discovering the preferences of these international buyers, and now ship to countries in five continents.


[PHOTO]
Special signage and subtle decor greet visitors to the Comfort Seating Showroom and direct them toward the entire collection of vignettes.

MOMENTUM IN MARKETING

COMFORT
SEATING
DISPLAYS
FLEXSTEEL AT ITS
RELEVANT BEST,
OUR RESPONSE
TO TODAY'S
ECLECTIC
CONSUMER.

[PHOTOS]

TOP: Ready-to-assemble recliners with college emblems, sold directly by Groves Marketing.

BOTTOM: Our new accent tables blend beautiful fossil stone with graceful wrought iron.

Market research has confirmed that today's consumer is sophisticated and expects quality. She knows that Flexsteel meets her quality standards. Many who choose Flexsteel motion pieces, for example, do so for upgraded styles and fabrics, and are willing to pay a bit more for our quality and comfort.

   Keeping our vital momentum goes beyond research. Change accelerates; recent years have seen more change in markets and technologies than did our founders in their lifetimes.

   NEW VERTICAL STRUCTURES at Flexsteel are replacing some traditional management concepts. Each of our three core seating markets - residential, commercial, automotive - has its own division and leadership, with responsibilities embracing every aspect from design to production to sales.

   IN RESIDENTIAL FURNISHINGS, we define the most profitable price point and design to meet the consumer's key requirements - comfort and fashion.

   Home fashion leaders today are leather and motion furniture. Leather has long been one of our strengths, and we offer a range of today's most popular styles, among them soft Euro looks. The expansion of our Dubuque facility added two dedicated cutting and sewing rooms; all leather cutting is now done in one facility, reducing our materials handling costs.

   In motion furniture, our "studio" styling, sculptured and roomy, is very successful. For greater cost effectiveness, we've concentrated production of motion furniture for markets east of the Rockies in our Dublin, Georgia, facility, now operating two shifts.

   MARKET NICHES are similarly defined in commercial and recreational vehicle seating, and our product development follows Flexsteel's proven strengths. We continue to increase our shares of both these markets.

   But in all these markets, fast response is a key to success. Close looks at our methods, use of technology, and scheduling techniques have resulted in numerous improvements.

   BUYERS OF RECREATIONAL VEHICLES today expect upscale automotive design. We've been a leader for many years in the design and manufacture of seating for vans, motor homes and travel trailers. Customers here, too, demand more comfort features, such as adjustable arms, lumbar supports, and power adjustments.

   The most luxurious motor homes today even feature Flexsteel recliners. Vacation motor homes with "push-out" sides provide more sleeping space, and thus use more of our sofa sleepers.

   EXTENDED-STAY HOTELS have their own seating requirements: especially popular are Flexsteel's high-leg recliners which dress up a suite while still providing recliner comfort. The popularity of these suites has also increased the demand for sofa sleepers.

   RAPIDLY-GROWING HEALTH-CARE industries continue to demand furnishings that are utilitarian in function and wear, but with the fashion and comfort of fine residential furniture.

   TECHNOLOGY HELPS US make vertical structures more efficient than was possible in the past, by defining shared horizontal layers within our three core businesses. Virtually instant communications from factory to factory, and between factory and customers, helps standardize certain parts and/or processes, maximize plant efficiency, and make purchasing more cost-effective.


[PHOTO]
Leather's popularity continues: consumers choose it for comfort and durability. Flexsteel's leather furniture is known for its skillful tailoring and beautiful palette of fashion colors.

FOCUSSING ON MOMENTUM

WE DEFINE
MARKETS
AND APPLY
TECHNOLOGY
TO FOCUS
EFFECTIVELY
ON THEIR
KEY NEEDS.


[PHOTOS]
TOP: The popular recreation
room for Madison House residents features club and wing chairs from our commercial seating division. Interior design by Annemarie Kretschmann.

BOTTOM: Innovative Flexsteel designers created this sleeper chair, a space saver for recreational vehicles, and popular in international markets.

Our associates play key roles in Flexsteel's enviable reputation for quality and performance. They design, market, sew, upholster, inspect and deliver to meet the consumer's high expectations.

   Nowhere has this been better demonstrated than by awards recently given to Flexsteel, awards which were accepted on behalf of all Flexsteel associates.

   THE SEARS' CHAIRMAN'S AWARD was awarded to Flexsteel as Quality Source of the Year. More than 10,000 vendors serve Sears, and quality is constantly monitored.

   This Sears' award was given for their "Partners in Progress" program in which Flexsteel scored a perfect five for quality. This "perfect five" was achieved by Flexsteel people who measured up to, or exceeded, the program's demanding criteria in every aspect of business, from product quality to shipping to marketing support to leadership to innovation to ethics in business.

   The Top Supplier of the Year award was given by Starcraft Automotive to Flexsteel for "continuous support, consistent good quality, and delivery along with a total commitment to research and development". It is an excellent tribute to the accomplishments of our recreational vehicle seating teams.

   TECHNOLOGY IS A BOON to our craftsman's skills and frees us to concentrate on quality. Computerized fabric cutting makes the best use of fabric and standardizes pattern matching for maximum beauty of our upholstery. Computer-controlled routers help in frame construction. Computerized ordering and shipping reduces paperwork and errors. A new corporate E-mail system has speeded up exchange of vital information between factories.

   New wood technology allows us to make stronger frames, such as one-piece arms that completely eliminate failure-prone joints. Not only are the frames better, but we are making better use of our precious forest resources.

   We continue to find new ways to standardize certain production operations, while still offering the range of custom options that makes Flexsteel so attractive to our key customers. This allows us to make better use of factory space as well as to reduce inventory expenses.

   It is these people of Flexsteel who will continue the momentum that has sustained us through one hundred and three years. There are over 2200 associates leading Flexsteel through its 103rd year, with the combined experience of centuries. Many of them are following in the footsteps of other family members, so that now many of our people represent a third-generation helping to continue Flexsteel's leadership into the 21st century.


[PHOTO]
More than 10,000 vendors were evaluated for Sears "Partners in Progress" Chair man's Award, received by Flexsteel this year.


SUSTAINING MOMENTUM

FLEXSTEEL'S
SECRET IS ITS
PEOPLE, USING
THE BEST SKILLS,
ARTS AND
TECHNOLOGIES
TO CREATE
THE FINEST IN
FURNITURE.


[PHOTOS]

TOP: Applying an informal fabric gives a new dimension to this ever-popular classic silhouette

BOTTOM: From Flexsteel's premium Centennial Royale line, this group features the overscale, extra-soft cushions and eclectic fabric selections popular in today's informal lifestyles.


FLEXSTEEL INDUSTRIES, INC.
FIVE YEAR REVIEW

(All amounts in thousands except for Per Share data)

                                                         1996          1995          1994          1993          1992
- ---------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
  Net Sales.....................................     $205,008      $208,432      $195,388      $177,271      $157,916
  Cost of Sales.................................      161,451       164,231       151,066       136,110       122,294
  Interest and Other Expense....................          358           372           270           252           277
  Interest and Other Income.....................        1,048           973           990         1,460         2,076
  Income Before Taxes...........................        7,052         8,111        10,092         9,710         2,640
  Income Taxes..................................        2,550         2,900         3,625         3,525           950
  Net Income (1)................................        4,502         5,211         6,787         6,185         1,690
  Earnings per Common Share (1).................          .63           .73           .95           .87           .24
  Cash Dividends per Common Share...............          .48           .48           .48           .48           .48
STATISTICAL SUMMARY
  Average Common Shares Outstanding.............        7,172         7,178         7,140         7,090         7,048
  Book Value per Common Share...................        10.45         10.28          9.98          9.57          9.17
  Total Assets..................................       95,874        96,271        95,088        87,861        81,843
  Net Plant and Equipment.......................       23,046        24,376        18,829        17,208        17,228
  Capital Additions.............................        3,290         9,682         5,074         3,273         1,966
  Working Capital...............................       47,376        46,272        47,787        49,707        46,863
  Long-Term Debt................................           35            70           105           140           345
  Shareholders' Equity..........................       74,147        73,824        71,289        67,855        64,640
SELECTED RATIOS
  Earnings as Percent of Sales..................          2.2%          2.5%          3.5%          3.5%          1.1%
  Current Ratio.................................          3.5           3.4           3.3           3.9           4.3
  Return on Total Capital.......................          6.1%          7.1%          9.5%          9.1%          2.6%
  Return on Beginning Common Equity.............          6.1%          7.3%         10.0%          9.6%          2.6%
  Average Number of Employees...................        2,230         2,375         2,240         2,120         2,040


(1) 1994 income and per share amounts reflect cumulative effect of accounting change as of June 30, 1994, of $320,000 (net of income taxes) or $.04 per share income.

             FLEXSTEEL INDUSTRIES, INC. QUARTERLY COMMON STOCK DATA


                         FISCAL YEAR 1995-96
                   PER SHARE              MARKET PRICE*
              EARNINGS   DIVIDEND         HIGH      LOW
First Quarter   .06          .12         12 5/8    10 1/4
Second Quarter  .10          .12         12        10 1/4
Third Quarter   .20          .12         10 3/4     8 5/8
Fourth Quarter  .27          .12         11 3/4     9 1/2

                        FISCAL YEAR 1994-95
                   PER SHARE             MARKET PRICE*
              EARNINGS   DIVIDEND        HIGH      LOW
First Quarter   .22          .12        13 1/4     9 1/2
Second Quarter  .21          .12        13 3/4    10
Third Quarter   .25          .12        13 1/4    10 1/2
Fourth Quarter  .05          .12        12        10 1/4

Flexsteel has paid cash dividends on its common stock for 218 consecutive quarters. The Company expects to continue regular dividend payments. As of June 18, 1996, there were 1,646 holders of Flexsteel's outstanding common stock.
* Reflects the Market prices as quoted by the National Association of Securities Dealers, Inc.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

FINANCIAL CONDITIONS

   Working Capital - Flexsteel's working capital at June 30, 1996 is $47,376,000 which includes cash, cash equivalents, and temporary investments of $12,808,000. Working capital increased by $1,104,000 from June 30, 1995. The Company has lines of credit of $5,700,000 with banks for short-term borrowings, which have not been utilized since 1979. The Company has outstanding borrowings of $2,600,000 in the form of variable rate demand industrial development revenue bonds.

   Capital Expenditures - Capital expenditures were $3,290,000 in fiscal 1996. These expenditures were for manufacturing facility improvements, manufacturing, and delivery equipment. Projected capital spending in fiscal 1997 is approximately $4,500,000 for manufacturing and delivery equipment. The funds required for these expenditures will be provided from available cash.

   Dividends - Dividends were $.48 per share both years. The Board of Directors determine dividend levels based on the Company's ability to pay its obligations, capital expenditure requirements, and other related factors.

   Economic Conditions - The Company anticipates that demand for its seating products will remain steady throughout fiscal 1997, assuming no significant changes in interest rates or consumer spending. Management will concentrate on simplification of the product lines to improve quality, service, and delivery times. Operating profit improvements should result from product line refinements and improved productivity resulting from capital improvements undertaken in the prior fiscal year.

RESULTS OF OPERATIONS
FISCAL 1996 COMPARED TO FISCAL 1995

   Sales for 1996 decreased by $3,424,000 or 1.6% compared to 1995. Home Furnishings sales volume decreased $2,848,000 or 2.2%, Recreational Vehicle products decreased $2,519,000 or 4.2%, while Commercial Seating increased $1,943,000 or 12.0%. Cost of goods sold decreased by $2,780,000 for the year as compared to 1995 due to the volume decrease. Selling, general and administrative expenses were 18.1% in fiscal 1996 compared to 17.6% in fiscal 1995. This increase reflects approximately $400,000 of additional costs associated with enhancements to our Comfort Seating Gallery Program and an increase of approximately $675,000 in bad debt provision. The above factors resulted in fiscal year 1996 net earnings of $4,502,000 or $.63 per share compared to $5,211,000 or $.73 per share in fiscal 1995, a net decrease of $709,000 or $.10 per share.

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

FLEXSTEEL INDUSTRIES, INC.
BALANCE SHEETS


                                                                            JUNE 30,
                                                                       1996          1995
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                        $ 3,867,742   $ 5,768,537
  Temporary investments - at fair value based
    on quoted market price                                           8,940,603     8,268,615
  Trade receivables - less allowance for doubtful
    accounts: 1996, $2,153,000; 1995, $2,160,000                    24,464,171    22,905,047
  Inventories                                                       26,082,857    25,921,674
  Deferred income taxes                                              2,010,000     2,000,000
  Other                                                                732,054       844,557
      Total current assets                                          66,097,427    65,708,430
PROPERTY, PLANT AND EQUIPMENT, net                                  23,046,224    24,376,052
OTHER ASSETS                                                         6,730,513     6,186,144
            TOTAL                                                  $95,874,164   $96,270,626


LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
  Accounts payable - trade                                         $ 3,574,232   $ 4,756,991
  Accrued liabilities:
    Payroll  and related items                                       3,433,562     3,656,678
    Insurance                                                        5,347,758     5,368,145
    Other accruals                                                   3,731,364     2,694,902
  Industrial revenue bonds payable                                   2,635,000     2,960,000
        Total current liabilities                                   18,721,916    19,436,716
LONG-TERM DEBT                                                          35,000        70,000
DEFERRED COMPENSATION                                                2,969,847     2,940,329
      Total liabilities                                             21,726,763    22,447,045
SHAREHOLDERS' EQUITY:
  Common stock - $1 par value; authorized 15,000,000 shares;
    issued 1996, 7,095,044 shares; 1995, 7,193,124 shares            7,095,044     7,193,124
  Additional paid-in capital                                           556,632     1,386,754
  Retained earnings                                                 66,266,325    65,199,703
  Unrealized investment gain                                           229,400        44,000
              Total shareholders' equity                            74,147,401    73,823,581
                           TOTAL                                   $95,874,164   $96,270,626


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS



FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF INCOME & RETAINED EARNINGS
                                                                             FOR THE YEARS ENDED JUNE 30,
                                                                        1996             1995             1994
NET SALES                                                          $ 205,008,245    $ 208,432,198    $ 195,388,106
OPERATING EXPENSES:
  Cost of goods sold                                                 161,450,649      164,230,883      151,066,404
  Selling, general and administrative                                 37,195,178       36,692,054       34,949,047
          Total                                                      198,645,827      200,922,937      186,015,451
OPERATING INCOME                                                       6,362,418        7,509,261        9,372,655
OTHER:
  Interest and other income                                            1,048,074          973,371          989,554
  Interest expense                                                      (358,322)        (371,729)        (270,046)
          Total                                                          689,752          601,642          719,508
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                             7,052,170        8,110,903       10,092,163
PROVISION FOR INCOME TAXES                                             2,550,000        2,900,000        3,625,000
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE                                              4,502,170        5,210,903        6,467,163
CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                                                                     320,000
NET INCOME                                                             4,502,170        5,210,903        6,787,163
RETAINED EARNINGS - BEGINNING OF YEAR                                 65,199,703       63,437,854       60,080,908
TOTAL                                                                 69,701,873       68,648,757       66,868,071
CASH DIVIDENDS ON COMMON STOCK
   ($.48 per share)                                                   (3,435,548)      (3,449,054)      (3,430,217)
RETAINED EARNINGS - END OF YEAR                                    $  66,266,325    $  65,199,703    $  63,437,854
AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                                          7,172,299        7,178,285        7,140,144
EARNINGS PER SHARE BEFORE CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                         $         .63    $         .73    $         .91
CUMULATIVE EFFECT OF CHANGE  IN
  ACCOUNTING PRINCIPLE                                                                               $         .04
EARNINGS PER SHARE OF COMMON STOCK                                 $         .63    $         .73    $         .95


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

    We have audited the accompanying balance sheets of Flexsteel Industries, Inc. as of June 30, 1996 and 1995, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flexsteel Industries, Inc. as of June 30, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, the Company changed its method of accounting for certain investments in debt and equity securities during the year ended June 30, 1994.
                                         DELOITTE & TOUCHE LLP
                                         Minneapolis, Minnesota
                                         August 9, 1996

                                     PAGE 9

FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS


                                                          FOR THE YEARS ENDED JUNE 30,
                                                       1996            1995           1994
OPERATING ACTIVITIES:
Net income                                         $ 4,502,170    $  5,210,903    $ 6,787,163
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Cumulative effect of accounting change                                            (320,000)
   Depreciation                                      4,619,511       4,135,053      3,452,962
   Trade receivables                                (1,559,124)      2,710,379     (3,422,717)
   Inventories                                        (161,183)        663,723     (4,873,616)
   Other current assets                                112,503          68,744         59,779
   Other assets                                       (544,369)       (519,313)    (1,721,325)
   Accounts payable - trade                         (1,182,759)       (114,639)       658,967
   Accrued liabilities                                 792,959        (894,289)      (138,855)
   Deferred compensation                                29,518          16,600         58,732
   Deferred income taxes                               (10,000)        340,000       (250,000)
Net cash provided by
   operating activities                              6,599,226      11,617,161        291,090
INVESTING ACTIVITIES:
   Construction funds held in escrow                                 2,034,248     (2,034,248)
   Purchases of temporary investments               (4,178,560)     (2,751,519)    (2,878,805)
   Proceeds from sales of temporary investments      3,691,972       4,565,254      8,508,968
   Additions to property, plant and equipment       (3,289,683)     (9,682,052)    (5,074,138)
Net cash used in investing activities               (3,776,271)     (5,834,069)    (1,478,223)
FINANCING ACTIVITIES:
   Proceeds from (payment of) borrowings              (360,000)       (360,000)     3,215,000
   Payment of dividends                             (3,435,548)     (3,449,054)    (3,430,217)
   Proceeds from issuance of common stock              383,237         408,926        396,523
   Repurchase of common stock (132,453 shares)      (1,311,439)
Net cash provided by
   (used in) financing activities                   (4,723,750)     (3,400,128)       181,306

Increase (decrease) in cash and cash equivalents    (1,900,795)      2,382,964     (1,005,827)
Cash and cash equivalents at beginning of year       5,768,537       3,385,573      4,391,400
Cash and cash equivalents at end of year           $ 3,867,742    $  5,768,537    $ 3,385,573

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for
     Interest                                      $   123,000    $    135,000    $    38,000
     Income taxes                                  $ 1,927,000    $  3,555,000    $ 5,081,000



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

  The Company maintains a system of internal accounting controls to provide reasonable assurance that the books and records reflect the authorized transactions of the Company. There are limits inherent in all systems of internal control because their cost should not exceed the benefits derived. The Company believes its system of internal accounting controls and internal audit functions balance the cost/ benefit relationship.

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


K. BRUCE LAURITSEN                                          RONALD J. KLOSTERMAN
President                                                Vice President, Finance
Chief Executive Officer                                  Chief Financial Officer
                                                                       Secretary

FLEXSTEEL INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

   DESCRIPTION OF BUSINESS - Flexsteel Industries, Inc. (the Company), manufactures and sells upholstered furniture and other seating products.

   USE OF ESTIMATES - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   FAIR VALUE - the Company's cash, accounts receivable, accounts payable, accrued liabilities and other liabilities are carried at amounts which reasonably approximate their fair value due to their short-term nature. Fair values of investments in debt and equity securities are disclosed in Note 2.

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

   ACCOUNTING CHANGES - effective June 30, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard which requires certain investments to be recorded at their market value resulted in a decrease of $320,000 in shareholders' equity. This change in accounting principle resulted in a cumulative effect adjustment as of June 30, 1994 of $320,000 (tax affected amount) or $ .04 per share.

   Effective July 1, 1995 the Company adopted SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of these statements did not have a material effect on results of operation or financial position.

   Stock compensation plans provide for the granting of incentive and nonqualified stock options to key employees. Under the plans, options are granted at fair market value, and may be exercisable for up to 10 years. The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is required for fiscal years beginning after December 15, 1995. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

   RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the 1996 presentation.

2. INVESTMENTS

   Debt and equity securities are included in Temporary Investments and in Other Assets and are considered as available for sale. The amortized cost and estimated market values of investments in debt and equity securities are as follows:

                                June 30, 1996                June 30, 1995
                              Debt        Equity          Debt         Equity
                           Securities   Securities     Securities     Securities

   Amortized Cost          $8,987,896   $2,296,905     $8,324,825     $2,168,475
   Unrealized gains
   (losses)                  (144,740)     499,199        (94,086)       157,453
   Est. Market Value       $8,843,156   $2,796,104     $8,230,739     $2,325,928


   As of June 30, 1996, the maturities of debt securities are $2,012,816 within one year, $6,570,455 one to five years, and $259,885 six to ten years.

3. INVENTORIES

   Inventories valued on the LIFO method would have been approximately $2,024,000 and $2,671,000 higher at June 30, 1996 and 1995, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:

                                                June 30,
                                            1996         1995

   Raw materials                        $12,936,114  $14,186,359
   Work in process and finished parts     7,594,621    7,546,079
   Finished goods                         5,552,122    4,189,236
      Total                             $26,082,857  $25,921,674

4. PROPERTY, PLANT AND EQUIPMENT

                         Estimated            June 30,
                        Life (Years)     1996          1995

   Land                             $  1,609,572    $ 1,609,572
   Buildings and
      improvements         3 - 50     23,710,516     23,099,131
   Machinery and
      equipment            3 - 15     24,455,532     24,434,273
   Delivery equipment      2 - 9      13,041,661     12,430,880
   Furniture and fixtures  3 - 15      4,440,375      4,426,168
      Total                         $ 67,257,656    $66,000,024
    Less accumulated
      depreciation                    44,211,432     41,623,972
      Net                           $ 23,046,224    $24,376,052

5. BORROWINGS

   The Company is obligated for $2,600,000 for Industrial Revenue Bonds at June 30, 1996 which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for years ended June 30, 1996, 1995, and 1994 of 4.13%, 4.05%, and 3.00% respectively, and are due in annual installments of $325,000 through 2004, if not paid earlier upon demand of the holder. The Company has a letter of credit to guarantee the payment of these bonds in the event of default.

   No amounts were outstanding on this letter at June 30, 1996. In addition, the Company is obligated for General Obligation Development Bonds bearing interest at 5.0% and due in annual installments of $35,000 through 1998.

6. INCOME TAXES

   The total income tax provision for the years ended June 30, 1996, 1995, and 1994 was 36.2%, 35.8%, and 35.9%, respectively, of income before income taxes and cumulative effect of change in accounting principle.

   PROVISION - COMPRISED OF THE FOLLOWING:

                            1996        1995        1994

   Federal - current     $2,240,000  $2,230,000  $3,395,000
   State - current          320,000     330,000     480,000
   Deferred                 (10,000)    340,000    (250,000)
      Total              $2,550,000  $2,900,000  $3,625,000

   DEFERRED INCOME TAXES - COMPRISED OF THE FOLLOWING:

                                      June 30, 1996       June 30, 1995
                                     Asset (Liability)  Asset (Liability)

   Asset allowances                      $  793,000     $   808,000
   Deferred compensation                  1,099,000       1,088,000
   Other accruals and allowances          1,542,000       1,542,000
   Excess of tax over book depreciation  (1,424,000)     (1,438,000)
      Total                              $2,010,000     $ 2,000,000

7. CREDIT ARRANGEMENTS

   The Company has lines of credit of $5,700,000 with banks for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such line, the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings during 1996 or 1995. Additionally, the Company has issued a $1,300,000 letter of credit related to worker's compensation and casualty insurance. No amounts were outstanding on this letter as of June 30, 1996 or 1995.

8. SHAREHOLDERS' EQUITY

   The Company has authorized 60,000 shares of cumulative, $50 par value preferred stock and 700,000 shares of undesignated, $1 par value (subordinated) stock, none of which is outstanding. The Company issued 34,373, 38,112, and 31,981 net shares under stock option and other employee plans during the years ended June 30, 1996,1995, and 1994, respectively. The difference between the purchase or issue prices and the par value of the shares is credited or charged to paid-in capital.

9. STOCK OPTIONS

   At June 30, 1996, 416,140 shares of common stock were available for future grants. Changes in options outstanding are as follows:

   June 30, 1993                    Shares      Price/Range

   Outstanding                      158,690   $10.50 - $12.375
   Granted                          100,930    14.875 - 15.75
   Exercised                        (19,100)   10.50 - 11.00

   June  30, 1994

   Outstanding                      240,520    10.50 - 15.75
   Granted                           94,360    10.50 - 11.125
   Exercised                        (17,000)   11.00
   Cancelled             .          (41,210)   10.50 - 14.875

   June  30, 1995                   Shares      Price/Range

   Outstanding                      276,670   $10.50 - 15.75
   Granted                           91,950    11.25
   Cancelled                        (26,140)   10.50 - 14.875

   June  30, 1996

   Outstanding                      342,480   $10.50 - $15.75

10. PENSION AND RETIREMENT PLANS

   The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multiemployer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,326,000 in 1996, $1,295,000 in 1995, and $1,226,000 in 1994 including $287,000 in 1996, $274,000 in 1995, and $251,000 in 1994 for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 4% of each covered employee's wages. The Company's matching contribution for the retirement savings plans is 25% - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multiemployer defined benefit pension plans administered by others under collective bargaining agreements were $1,135,000 in 1996, $1,203,000 in 1995, and $1,150,000 in 1994.

11. MANAGEMENT INCENTIVE PLANS

   The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment with 33 1/3% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 13,687, and 16,189 shares were awarded, and the amounts charged to income were $150,000 and $170,000 in 1995 and 1994 respectively. No shares were awarded in 1996. At June 30, 1996, 379,310 shares were available for future grants.

12. SUPPLEMENTARY QUARTERLY
     FINANCIAL INFORMATION

   (UNAUDITED - in thousands of dollars, except per share amounts)

                                  Quarters
                      1st      2nd      3rd      4th
   1996:
    Net Sales       $49,227  $48,177 $53,213  $54,391
    Gross Profit      9,857    9,687  11,689   12,325
    Net Income          428      716   1,433    1,925
    Earnings Per Share  .06      .10     .20      .27

                                  Quarters
                      1st      2nd      3rd      4th
   1995:
    Net Sales       $50,812  $52,351 $56,783  $48,486
    Gross Profit     11,475   11,465  12,078    9,183
    Net Income        1,597    1,496   1,768      350
    Earnings Per Share  .22      .21     .25      .05

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

Wood Products Division
HARRISON, ARKANSAS 72601
(501) 743-1101
M. J. Feldman, General Manager

Metal Division
DUBUQUE, IOWA 52001
(319) 556-7730
J. E. Gilbertson, General Manager

Commercial Seating Division
STARKVILLE, MISSISSIPPI 39760
(601) 323-5481
S. P. Salmon, General Manager

Vancouver Distribution Center
VANCOUVER, WASHINGTON 98668
(206) 696-9955
R. Heying, Supervisor

* Executive Offices

PERMANENT SHOWROOMS
Dubuque, Iowa
High Point, North Carolina
San Francisco, California

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

Art D. Richardson
  Retired Senior Vice President
  Flexsteel Industries, Inc.
  Director

Jeffrey T. Bertsch
  Vice President

Carolyn T. B. Bleile
  Vice President

Thomas D. Burkart
  Senior Vice President, Vehicle Seating

Kevin F. Crahan
  Vice  President

Patrick M. Crahan
  Vice  President

Keith R. Feuerhaken
  Vice  President

James E. Gilbertson
  Vice  President

James M. Higgins
  Vice  President, Commercial  Seating

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


NOMINATING &
COMPENSATION
COMMITTEE

L. Bruce Boylen, Chairman
John R. Easter
Thomas E. Holloran
James G. Peterson


MARKETING COMMITTEE
John R. Easter, Chairman
Frank H. Bertsch
L. Bruce Boylen
James G. Peterson
Art D. Richardson


TRANSFER AGENT AND
REGISTRAR
Norwest Capital Resources
P. 0. Box 738
South St. Paul,
Minnesota 55075-0738


GENERAL COUNSEL
Irving C. MacDonald
Minneapolis, Minnesota
O'Connor and Thomas, P.C.
Dubuque, Iowa


NATIONAL OVER
THE COUNTER
NASDAQ Symbol - FLXS


ANNUAL MEETING
Tuesday,
December 10, 1996, 3:30 p.m.
Minneapolis Hilton & Towers
1001 Marquette Avenue, 3rd floor
Minneapolis, Minnesota 55403

AFFIRMATIVE ACTION POLICY
It is the policy of Flexsteel Industries, Inc. that all employees and potential employees shall be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin in all personnel actions. No employee or applicant for employment shall receive discriminatory treatment because of physical or mental handicap in regard to any position for which the employee or applicant for employment is qualified. Employment opportunities and job advancement opportunities will be provided for qualified disabled veterans and veterans of the Vietnam era. This policy is consistent with the Company's plan for 'Affirmative Action' in implementing the intent and provisions of the various laws relating to employment and non-discrimination.


ANNUAL REPORT ON
FORM 10-K AVAILABLE

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, can be obtained without charge by writing to: Office of the Secretary, Flexsteel Industries, Inc., P. O. Box 877, Dubuque, Iowa 52004-0877.



Visit us on the Internet
http://www.flexsteel.com


FLEXSTEEL(R)
INDUSTRIES INCORPORATED

(C) 1996 FLEXSTEEL INDUSTRIES, INC.

                              -INSIDE BACK COVER-

[PHOTO]
Comfort and good looks are as important to recreational vehicle sales as they are to home furnishings. For years, Fleetwood has found Flexsteel seating to be a positive sales feature for their motor homes. For luxurious comfort on the road, the interior of this Pace Arrow motor home by Fleetwood features a Flexsteel Magic Bed(R) and a Flexsteel recliner. Flexsteel bucket seats complete the seating package.

FLEXSTEEL(R) INDUSTRIES INCORPORATED
P.O. BOX 877 * DUBUQUE, IA 52001-0877

                                  -BACK COVER-