Form 10-K405, Exhibit 13
period 1997-06-30
FLEXSTEEL INDUSTRIES INC
filed 1997-09-26
CIK 37472

ANNUAL REPORT
                                                 FISCAL YEAR ENDED JUNE 30, 1997

--------------------------------------------------------------------------------

                       FLEXSTEEL INDUSTRIES INCORPORATED


                              ENHANCING EXCELLENCE




                                    [PHOTO]


                                     [LOGO]
                                  FLEXSTEEL(R)
                          AMERICA'S SEATING SPECIALIST

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Year Ended June 30                                        1997                1996               1995
                                                      ------------        ------------       ------------
  Net Sales.......................................    $219,427,000        $205,008,000       $208,432,000
  Income Before Taxes.............................       9,473,000           7,052,000          8,111,000
  Net Income......................................       6,048,000           4,502,000          5,211,000

Per Share of Common Stock
  Earnings .......................................             .86                 .63                .73
  Cash Dividends..................................             .48                 .48                .48
  Average Shares Outstanding......................       7,024,000           7,172,000          7,178,000

At June 30
  Working Capital.................................      44,357,000          47,376,000         46,272,000
  Net Plant and Equipment.........................      26,214,000          23,046,000         24,376,000
  Total Assets....................................      99,173,000          95,874,000         96,271,000
  Shareholders' Equity............................      75,238,000          74,147,000         73,824,000
  Long-Term Debt..................................               0              35,000             70,000

--------------------------------------------------------------------------------

                                  [BAR CHARTS]

                                   NET SALES
                             (MILLIONS OF DOLLARS)




                               EARNINGS PER SHARE
                                   (DOLLARS)




                            CASH DIVIDENDS PER SHARE
                                   (DOLLARS)




                              BOOK VALUE PER SHARE
                                   (DOLLARS)




                            RETURN ON COMMON EQUITY
                                    (PERCENT)



[LOGO]
FLEXSTEEL(R)
AMERICA'S SEATING SPECIALIST
--------------------------------------------------------------------------------

[PHOTO]

FRONT COVER: "Lifestyle" collections such as this grouping, presenting pieces that are beautifully compatible, capture the consumer's imagination. Louis XVI influences and handsome carving distinguish the Charisma(R) chair and ottoman. The sofa is from our "Casual Collections" group, with relaxed styling in the popular "slip-cover" look and waterfall pleats.

ENHANCING EXCELLENCE: FLEXSTEEL'S UNIQUE CHALLENGE

TO OUR SHAREHOLDERS

[LOGO]
  We are pleased to announce that fiscal 1997 showed marked improvements for Flexsteel Industries, Inc. We achieved record revenues and improved our earnings despite a persistently competitive marketplace.

  Consolidated sales for the fiscal year ending June 30, 1997, totaled $219,427,000, an all-time high and an increase of 7% over revenues of $205,008,000 the previous fiscal year. Our net earnings for the year were $6,048,000, or $.86 per share, compared to earnings of $4,502,000 or $.63 per share a year earlier.

  This is progress in a retail environment which, for our industry, remains challenging; we remain, however, committed to goals which will further improve our results. We continue developing and implementing changes which will improve shareholder value.

  RESIDENTIAL SEATING

  Residential furniture sales began the fiscal year with modest gains in the extremely competitive domestic market. International sales, although a small percentage of our sales, were up significantly, even though the strength of the dollar, plus prevailing economic conditions in Canada and Mexico, were not especially favorable for sales of exported furniture.

  The major furniture market, both domestically and internationally, is held in High Point, North Carolina, and this spring your company introduced some of its most exciting new styles. These introductions were very well received in spite of reduced attendance resulting from slower retail furniture sales. Our enlarged showroom allowed us to display our new Collections more completely, in coordinated displays that emphasized today's less structured, softer, and more comfortable home fashions.

  Flexsteel's emphasis on growth continues with the new Comfort Seating Stores which will give us a dynamic presence in major metropolitan markets where we have been less visible in the past. At the same time, we are updating our dealers' in-store Flexsteel Galleries; both are, like our collections, cohesive and dynamic. Special packages of signage, photography and other dealer aids are put together by Flexsteel designers for maximum effectiveness and consumer appeal.


[PHOTO]
JACK B. CRAHAN, CHAIRMAN OF THE BOARD (L) AND K. BRUCE LAURITSEN, PRESIDENT AND CHIEF EXECUTIVE OFFICER. THE SOFA IS TYPICAL OF THOSE IN OUR "LIFESTYLES" COLLECTIONS.

  We expect furniture supply to exceed demand over the next few months, with resultant continuing pressure on prices and profit margins. The economy is booming, yet the furniture market is more complex, competitive, and intense than ever.


[PHOTO]
INTERESTING FABRICS COMBINE IN THIS "COLLAGE" SOFA, A POPULAR CHOICE. SHOWN WITH A POET'S CHAIR AND OTTOMAN SCALED FOR MAXIMUM COMFORT.

  RECREATIONAL VEHICLE SEATING

  The year began with a decline in sales of converted vans as more consumers turned to sports utility vehicles. As consumer confidence grew, our sales improved nicely in the second half of our fiscal year. Revenues in this division are at record levels as we continue to increase our market share.

  In March we announced the acquisition of the assets of Dygert Seating, Inc. including their RV seating production facility in Elkhart, Indiana. Dygert Seating, who had previously purchased another RV seating maker, Goshen Cushion, reported sales of over $30 million in 1996. We have long been a leading supplier to high-end motor homes and van conversions, and the addition of Dygert's lines gives us broader market coverage as well as greater production capacity in the van, sport vehicle, and light truck markets.

  COMMERCIAL SEATING

  We previously reported to you that we were consolidating production of our exposed wood chairs and contract seating line at our recently expanded and updated plant in Starkville, Mississippi. This transition has been completed, and in the third quarter we sold the facility in Sweetwater, Tennessee. With sales up 15% over the past year, even that facility has been hard-pressed to keep up with demand, and we have had to temporarily produce some orders in our other plants, resulting in a decrease in profit margins because of higher labor and overhead costs.

  We are confident of excellent future prospects in both the health care and hospitality fields, and we are totally committed to increasing capacity at Starkville. We have an excellent relationship with Stryker Medical who represents us in the health care field, and sales remain buoyant.

  VISIT OUR WEB SITE

  We encourage you to visit our web site (http://flexsteel.com) installed last October and featuring products from all divisions of Flexsteel. There is a news section including the latest financial releases plus cross links to both NASDAQ Online and QUOTE.COM which allows you to access the latest Flexsteel stock prices. We continue to improve this major online site; our latest addition is implementing the Flexsteel "Smart Shopper" e-mail data base marketing program to potential Flexsteel customers.

  JAMES G. PETERSON TO RETIRE

  Mr. James G. Peterson, who has been a valuable member of Flexsteel's Board of Directors since we went public in 1969, has announced that he will retire from our Board effective at the December 1997 Annual Stockholders' meeting. He earned our respect and admiration for his strong and creative contributions, and we will miss his wisdom and counsel.

  OUTLOOK

  Looking to the future, it appears we can expect a reasonable period of growth. Interest rates and inflation are low, and consumer confidence is high. In this market, one thing becomes abundantly clear - it is no longer "business as usual." Consumers insist on choice, and the manufacturer who has not cut costs and made significant operational changes, including applications of advanced information and material technologies, will simply not survive.

  As challenging as that may sound, your company will continue to take advantage of the many opportunities for future growth. Every aspect of our business is under scrutiny to help us increase earnings and improve shareholder's value. We are continuing our stock repurchase program and are committed to future dividend reviews. Our current dividend is one of the highest among our peer companies and we have paid uninterrupted dividends since 1938.

  We look forward to reporting our progress to you next year.


/s/ Jack B. Crahan

JACK B. CRAHAN
CHAIRMAN OF THE BOARD OF DIRECTORS


/s/ K. Bruce Lauritsen

K. BRUCE LAURITSEN
PRESIDENT & CHIEF EXECUTIVE OFFICER

[PHOTO]
[PHOTO]
COMFORT ON THE ROAD: FLEXSTEEL SEATING GRACES THE INTERIOR OF A FLEETWOOD PROWLER, TOP. LUXURIOUS RELAXING IN THE SHERATON BOSTON'S CIGAR LOUNGE, DESIGNED BY JOANNE SPENCER, RIGHT.

ENHANCING EXCELLENCE:  ELEGANCE AND PRACTICALITY

[LOGO]
  FURNITURE REFLECTS FASHION. BUYERS ARE CHOOSING A LESS-STRUCTURED LIFESTYLE IN EVERYTHING FROM ENTERTAINING TO CLOTHING, CHOICES RICHLY REFLECTED IN THE HOME ENVIRONMENTS THEY CREATE FOR THEMSELVES.

  Flexsteel designers of home fashions have responded with furniture that reflects these lifestyle choices.

  These were beautifully portrayed in our Lifestyle Collections which were introduced at our April High Point Market and very well received.

  A softer look permeated these collections with such details as relaxed pleats, soft, plush and downy cushions, and gentler tailoring. The result, in many styles, is closer to a slip-cover look but is more disciplined for more enduring good looks. It also allows us to retain the sense of elegance that reflects quality, even in casual styles, and appeals to today's consumer.

  The collections concept also fits neatly into our upscaled Flexsteel Gallery presentations and the new, highly-integrated Comfort Seating showrooms. It contributes to more sales, for the customer with a vision of a personal look may find it not in a single piece but in several that combine to create that look.

  Leather is still popular for its prestige, natural good looks, strength, and practicality. Flexsteel designers, adept at the selection and application of leather, have developed today's softer look, using hides chosen for their excellent hand.

  High-leg recliners and Press back chair-and-ottoman combinations answer a growing demand for comfort with a sense of elegance. Our new Press back chairs, which allow the user to recline by leaning against the chair back, have been well received.

  In our commercial seating markets of extended-stay hotels and retirement living, we see similar trends. In those new or remodeled hotels and motels offering suites, Flexsteel seating - especially recliners - are appearing more often. Fine, durable, specially designed Flexsteel seating is also at home in senior living facilities where the thrust has been to make surroundings less institutional and as residential and pleasant as possible. Even our health-care furniture, created to meet special problems such as incontinence, reflects our designers dedication to handsome furniture.

  Our RV seating designers meet today's relaxed attitude with sleek automotive styling, while in motor homes and travel trailers they continue to create seating for distinctive interiors that must also emphasize comfort and safety.

  From their homes to their vacations, our customers find their lifestyles reflected in Flexsteel's fine furniture and seating, all designed to be a joy to live with.


[PHOTO]
[PHOTO]
RELAXED AND CASUAL ELEGANCE, TYPICAL OF TODAY'S FASHIONS, IS CAPTURED IN A STUNNING CONVERSATIONAL GROUP IN LEATHER, TOP. THE MIXED-MEDIA TABLE, RECENTLY ADDED TO THE FLEXSTEEL LINE, COORDINATES BEAUTIFULLY. HIGH-LEG RECLINERS, LIKE THE SPOON-LEG RECLINER AT RIGHT, ARE POPULAR.

ENHANCING EXCELLENCE: ENLISTING TECHNOLOGY

[LOGO]
  FINE FURNITURE BY INSPIRED DESIGNERS STILL NEEDS THE HANDS-ON EXPERTISE OF FLEXSTEEL'S SKILLED ARTISANS TO COME TO BEAUTIFUL LIFE. TODAY'S TECHNOLOGY EXTENDS THE REACH OF THE DESIGNER AND ASSISTS THE HANDS OF THE CRAFTSMAN.

  The rapid development of information technology means we can reach more potential customers and give them more up-to-date information. We continue to develop our own applications for faster, more accurate communication with our dealers. We use it to schedule delivery of components to our associates creating finished pieces of beautiful furniture. Communication is also faster and more convenient for our associates and our suppliers. We can schedule shipping and production for efficient, just-in-time deliveries. All these techniques shorten turn-around time from order to delivery.

  Flexsteel's home page on the Internet received over 50,000 hits last month. With our Flexsteel "Smart Shopper" data base program, our potential customers can learn, via e-mail, of special promotions at the nearest Flexsteel dealer. The home page emphasizes our quality story through handsome photography and cut-aways of construction details. The customer may even, through Broder bound's 3D Home Interiors software, see how selected items of Flexsteel furniture will appear in a room she is designing.

  Our totally integrated Comfort Seating Showrooms provide us, the dealer, and the shopper the maximum advantages of the latest technology. Customers view Flexsteel styles on our Sneak Preview video catalog and can even see the effect of fabric choice on frame choice. With the instantaneous communication provided by EDI (Electronic Data Interchange), the dealer can check availability of that fabric, place an order, and obtain a delivery date while the customer is in the store.

  Advancements in materials technology allow us to offer softer cushions in home seating and molded foam in recreational vehicle seats. In both cases, consistency and user comfort are increased and production is simplified. We've also applied technology to frames: by using laminated hardwoods, we've made our frames stronger and more durable while using natural resources more efficiently.

  Exciting technology applications are all through Flexsteel: gallery designers use CAD (Computer-Aided Design), while our plants are equipped with CNC routers and computer controlled cutters; our RV seating designers are developing intelligent seat systems with power throughout. They have already developed an integral seat belt for bucket seats in motor homes, and a patent is pending on an adjustable arm rest that remains parallel with the floor when the seat reclines.

  High tech helps us maintain quality and simplify tasks, but in the end it is still the human touch that ensures that Flexsteel furniture is always a beautiful pleasure to own.


[PHOTO]
[PHOTO]
FROM THE CASUAL CLASSIC COLLECTION: A PILLOW BACK SOFA WITH APPLE-SHAPED FEET; THE EVER-POPULAR WING CHAIR UPDATED; AND FLEXSTEEL OCCASIONAL TABLES, ABOVE. OUR NEWLY-DEVELOPED, INTEGRATED SEAT BELT ADDS COMFORT AND SAFETY TO A HANDSOME MOTOR HOME BUCKET SEAT, RIGHT.

ENHANCING EXCELLENCE: EXPANDING MARKETS

 OUR INDEPENDENT DEALERS HAVE HISTORICALLY BEEN THE SOURCE OF FLEXSTEEL'S STRENGTH. IN CITIES ACROSS THE NATION, THEY ARE OUR LINK TO THE HOME FURNISHINGS MARKET WHERE CONSUMER LOYALTY IS BUILT.

  Though many of the smaller retailers that dominated the market a few decades ago have disappeared, the surviving dealers are larger and stronger than ever. To continue in their strong market positions, it is essential to such dealers to have a dependable relationship with an equally strong manufacturer. Flexsteel, with its extensive dealer programs, offers its dealers a breadth of line and many support functions that are not available from the smaller manufacturers.

  In dealers' in-store Flexsteel Galleries and in the new free-standing Comfort Seating Showrooms, our designers help with the showroom design from vignettes to color choices to patterns of traffic flow. Dealer support includes national advertising, numerous print and electronic advertising aids, plus tie-ins to our Web site on the Internet. Our dealers opened nine new Flexsteel in-store galleries during fiscal 1997, and eight more are scheduled to open by year-end. Three Comfort Seating Showrooms are already open and five more are in various stages of planning. These Comfort Seating Showrooms are giving us a strong new presence in such major metropolitan markets as Chicago and Milwaukee.

  We recently expanded our regional sales manager staff. We now have four managers instead of three, allowing each manager to better focus on our sales associates and their customers.

  Major multiple stores, such as J. C. Penney and Sears, provide another important outlet for our upholstered furniture. We are quite proud that we received, for the second consecutive year, the Sears Quality Award, resulting from a rigorous evaluation of market performance and quality of our product and service.

  The necessity of quick responsiveness to a sometimes unpredictable market is nowhere more visible than in the market for recreational seating. After a love affair lasting almost twenty years with converted vans, many consumers have switched their loyalties to sports utility vehicles and light trucks.

  Flexsteel's seating sales in this market, however, remain strong with our addition of expanded lines for pickups and other utility vehicles. Recently, through our purchase of Dygert Seating, we've expanded our presence into more price brackets of the market. With our already-strong presence in motor homes and other high-end vehicles, we are now the largest supplier of seating for recreational vehicles.

  We have also found a promising market in the marine industry. Flexsteel designs are now in all 17 models produced by Carver Boats. (See photo on back cover.)

  Throughout our more than a century of history, Flexsteel's maintenance of excellent relations with our customers has been an essential component to our continuing success in the marketplace.


[PHOTO]
[PHOTO]
UPHOLSTERED CHAIRS WITH CARVED-WOOD ARMS AND LEGS, LIKE THIS CHARISMA(R) CHAIR, RIGHT ABOVE, CONTINUE IN DEMAND. A TOP SELLER IN THE VAN CONVERSION MARKET IS THE DYGERT-DESIGNED GROUP, RIGHT, WITH SMART AUTOMOTIVE DETAILING ON SEATS AND BACK.

FLEXSTEEL INDUSTRIES, INC.
FIVE YEAR REVIEW

(All amounts in thousands except for Per Share data)
                                                       1997          1996          1995          1994          1993
                                                       ----          ----          ----          ----          ----
SUMMARY OF OPERATIONS
  Net Sales.....................................     $219,427      $205,008      $208,432      $195,388      $177,271
  Cost of Sales.................................      173,088       161,451       164,231       151,066       136,110
  Interest and Other Expense....................          345           358           372           270           252
  Interest and Other Income.....................        1,833         1,048           973           990         1,460
  Income Before Taxes...........................        9,473         7,052         8,111        10,092         9,710
  Income Taxes..................................        3,425         2,550         2,900         3,625         3,525
  Net Income (1)................................        6,048         4,502         5,211         6,787         6,185
  Earnings per Common Share (1).................          .86           .63           .73           .95           .87
  Cash Dividends per Common Share...............          .48           .48           .48           .48           .48

STATISTICAL SUMMARY
  Average Common Shares Outstanding.............        7,024         7,172         7,178         7,140         7,090
  Book Value per Common Share...................        10.86         10.45         10.28          9.98          9.57
  Total Assets..................................       99,173        95,874        96,271        95,088        87,861
  Net Plant and Equipment.......................       26,214        23,046        24,376        18,829        17,208
  Capital Additions.............................        5,273         3,298         9,948         5,074         3,273
  Working Capital...............................       44,357        47,376        46,272        47,787        49,707
  Long-Term Debt................................            0            35            70           105           140
  Shareholders' Equity..........................       75,238        74,147        73,824        71,289        67,855

SELECTED RATIOS
  Earnings as Percent of Sales..................          2.8%          2.2%          2.5%          3.5%          3.5%
  Current Ratio.................................          3.1           3.5           3.4           3.3           3.9%
  Return on Total Capital.......................          8.0%          6.1%          7.1%          9.5%          9.1%
  Return on Beginning Common Equity.............          8.2%          6.1%          7.3%         10.0%          9.6%
  Average Number of Employees...................        2,320         2,230         2,375         2,240         2,120


(1) 1994 income and per share amounts reflect cumulative effect of accounting change as of June 30, 1994, of $320,000 (net of income taxes) or $.04 per share income.
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

    We have audited the accompanying balance sheets of Flexsteel Industries, Inc. as of June 30, 1997 and 1996, and the related statements of income and changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flexsteel Industries, Inc. as of June 30, 1997 and 1996, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                         DELOITTE & TOUCHE LLP

                                         MINNEAPOLIS, MINNESOTA
                                         AUGUST 8, 1997

FLEXSTEEL INDUSTRIES, INC.
BALANCE SHEETS

                                                                                     JUNE 30,
                                                                           ---------------------------
                                                                               1997            1996
                                                                           -----------     -----------
ASSETS

 CURRENT ASSETS:
  Cash and cash equivalents............................................    $ 4,445,327     $ 3,867,742
  Investments  ........................................................      5,041,154       8,940,603
  Trade receivables - less allowance for doubtful
    accounts: 1997, $2,799,000; 1996, $2,153,000.......................     25,348,941      24,464,171
  Inventories..........................................................     26,985,554      26,082,857
  Deferred income taxes................................................      2,620,000       2,010,000
  Other................................................................        806,117         732,054
                                                                           -----------     -----------
      Total current assets.............................................     65,247,093      66,097,427
PROPERTY, PLANT AND EQUIPMENT, net.....................................     26,214,405      23,046,224
OTHER ASSETS...........................................................      7,711,179       6,730,513
                                                                           -----------     -----------
            TOTAL......................................................    $99,172,677     $95,874,164
                                                                           ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - trade.............................................    $ 3,845,362     $ 3,574,232
  Accrued liabilities:
    Payroll and related items..........................................      4,440,219       3,433,562
    Insurance..........................................................      6,057,093       5,347,758
    Other accruals.....................................................      4,237,556       3,731,364
  Industrial revenue bonds payable.....................................      2,310,000       2,635,000
                                                                           -----------     -----------
        Total current liabilities......................................     20,890,230      18,721,916
LONG-TERM DEBT.........................................................                         35,000
DEFERRED COMPENSATION .................................................      3,044,418       2,969,847
                                                                           -----------     -----------
      Total liabilities................................................     23,934,648      21,726,763
                                                                           -----------     -----------
SHAREHOLDERS' EQUITY:
  Common stock - $1 par value; authorized 15,000,000 shares;
    issued 1997, 6,927,310 shares; 1996, 7,095,044 shares .............      6,927,310       7,095,044
  Additional paid-in capital...........................................                        556,632
  Retained earnings....................................................     67,750,719      66,266,325
  Unrealized investment gain...........................................        560,000         229,400
                                                                           -----------     -----------
              Total shareholders' equity...............................     75,238,029      74,147,401
                                                                           -----------     -----------
                           TOTAL.......................................    $99,172,677     $95,874,164
                                                                           ===========     ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.
----------------------------------------------------------------------------

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

  The Company maintains a system of internal controls to provide reasonable assurance that the books and records reflect the authorized transactions of the Company. There are limits inherent in all systems of internal control because their cost should not exceed the benefits derived. The Company believes its system of internal controls and internal audit functions balance the cost/ benefit relationship.

  The Audit & Ethics Committee of the Board of Directors, composed solely of outside directors, annually recommends to the Board of Directors the appointment of the independent auditors that are engaged to audit the financial statements of the Company and to express an opinion thereon. The independent auditors' opinion is expressed on page 6. The Audit & Ethics Committee meets periodically with the independent auditors to review financial reports, accounting and auditing practices and controls.


K. BRUCE LAURITSEN                                     RONALD J. KLOSTERMAN
PRESIDENT                                              VICE PRESIDENT, FINANCE
CHIEF EXECUTIVE OFFICER                                CHIEF FINANCIAL OFFICER
                                                       SECRETARY

FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF INCOME AND
CHANGES IN SHAREHOLDERS' EQUITY


STATEMENTS OF INCOME
                                                                     FOR THE YEARS ENDED JUNE 30,
                                                          -------------------------------------------------
                                                              1997               1996              1995
                                                          ------------       ------------      ------------
NET SALES............................................     $219,426,736       $205,008,245      $208,432,198
                                                          ------------       ------------      ------------
OPERATING EXPENSES:
  Cost of goods sold.................................      173,088,406        161,450,649       164,230,883
  Selling, general and administrative................       38,352,665         37,195,178        36,692,054
                                                          ------------       ------------      ------------
          Total......................................      211,441,071        198,645,827       200,922,937
                                                          ------------       ------------      ------------
OPERATING INCOME.....................................        7,985,665          6,362,418         7,509,261
                                                          ------------       ------------      ------------
OTHER:
  Interest and other income..........................        1,832,917          1,048,074           973,371
  Interest and other expense.........................         (345,148)          (358,322)         (371,729)
                                                          ------------       ------------      ------------
          Total......................................        1,487,769            689,752           601,642
                                                          ------------       ------------      ------------
INCOME BEFORE INCOME TAXES...........................        9,473,434          7,052,170         8,110,903
PROVISION FOR INCOME TAXES...........................        3,425,000          2,550,000         2,900,000
                                                          ------------       ------------      ------------
NET INCOME...........................................     $  6,048,434       $  4,502,170      $  5,210,903
                                                          ============       ============      ============
AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING .......................................        7,024,021          7,172,299         7,178,285
                                                          ============       ============      ============
EARNINGS PER SHARE OF COMMON STOCK...................     $        .86       $        .63      $        .73
                                                          ============       ============      ============


STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                        COMMON STOCK           ADDITIONAL                   UNREALIZED
                                        ------------            PAID-IN        RETAINED     INVESTMENT
                                     SHARES     PAR VALUE       CAPITAL        EARNINGS     GAIN (LOSS)       TOTAL
                                   ---------    ----------     ----------     -----------    ---------     -----------
Balance at June 30, 1994           7,155,012    $7,155,012     $1,015,940     $63,437,854    $(320,000)    $71,288,806
Issuance of Company Stock             38,112        38,112        370,814                                      408,926
Investment Valuation
   Adjustment                                                                                  364,000         364,000
Cash Dividends                                                                 (3,449,054)                  (3,449,054)
Net Income                                                                      5,210,903                    5,210,903
                                   ---------    ----------     ----------     -----------    ---------     -----------
Balance at June 30, 1995           7,193,124     7,193,124      1,386,754      65,199,703       44,000      73,823,581
Purchase of Company Stock           (132,453)     (132,453)    (1,178,986)                                  (1,311,439)
Issuance of Company Stock             34,373        34,373        348,864                                      383,237
Investment Valuation
   Adjustment                                                                                  185,400         185,400
Cash Dividends                                                                 (3,435,548)                  (3,435,548)
Net Income                                                                      4,502,170                    4,502,170
                                   ---------    ----------     ----------     -----------    ---------     -----------
Balance at June 30, 1996           7,095,044     7,095,044        556,632      66,266,325      229,400      74,147,401
Purchase of Company Stock           (186,345)     (186,345)      (722,573)     (1,212,626)                  (2,121,544)
Issuance of Company Stock             18,611        18,611        165,941                                      184,552
Investment Valuation
   Adjustment                                                                                  330,600         330,600
Cash Dividends                                                                 (3,351,414)                  (3,351,414)
Net Income                                                                      6,048,434                    6,048,434
                                   ---------    ----------     ----------     -----------    ---------     -----------
Balance at June 30, 1997           6,927,310    $6,927,310     $        0     $67,750,719    $ 560,000     $75,238,029
                                   =========    ==========     ==========     ===========    =========     ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF CASH FLOW


                                                         FOR THE YEARS ENDED JUNE 30,
                                                   -------------------------------------------
                                                       1997            1996           1995
                                                   ------------    -----------    ------------
OPERATING ACTIVITIES:
Net income .....................................   $  6,048,434    $ 4,502,170    $  5,210,903
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation ................................      5,129,246      4,619,511       4,135,053
   (Gain) loss on disposition of capital assets        (646,050)       (83,878)         49,004
   Trade receivables ...........................        688,561     (1,559,124)      2,710,379
   Inventories .................................        637,112       (161,183)        663,723
   Other current assets ........................        256,487        112,503          68,744
   Other assets ................................       (980,666)      (544,369)       (519,313)
   Accounts payable - trade ....................        271,130     (1,182,759)       (114,639)
   Accrued liabilities .........................      2,244,775        809,535        (895,856)
   Deferred compensation .......................         74,571         29,518          16,600
   Deferred income taxes .......................       (610,000)       (10,000)        340,000
                                                   ------------    -----------    ------------
Net cash provided by
   operating activities ........................     13,113,600      6,531,924      11,664,598
                                                   ------------    -----------    ------------
INVESTING ACTIVITIES:
   Construction funds held in escrow ...........                                     2,034,248
   Payment for purchase of business assets .....     (6,933,951)
   Purchases of investments ....................     (1,517,439)    (4,178,560)     (2,751,519)
   Proceeds from sales of investments ..........      5,747,488      3,691,972       4,565,254
   Proceeds from sales of capital assets .......      1,112,201         91,818         216,451
   Capital Expenditures ........................     (5,273,317)    (3,297,623)     (9,947,507)
                                                   ------------    -----------    ------------
Net cash used in investing activities ..........     (6,865,018)    (3,692,393)     (5,883,073)
                                                   ------------    -----------    ------------
FINANCING ACTIVITIES:
   Repayment of borrowings .....................       (360,000)      (360,000)       (360,000)
   Payment of dividends ........................     (3,374,005)    (3,452,124)     (3,447,487)
   Proceeds from issuance of common stock ......        184,552        383,237         408,926
   Repurchase of common stock ..................     (2,121,544)    (1,311,439)
                                                   ------------    -----------    ------------
Net cash used in financing activities ..........     (5,670,997)    (4,740,326)     (3,398,561)
                                                   ------------    -----------    ------------
Increase (decrease) in cash and cash equivalents        577,585     (1,900,795)      2,382,964
Cash and cash equivalents at beginning of year .      3,867,742      5,768,537       3,385,573
                                                   ------------    -----------    ------------
Cash and cash equivalents at end of year .......   $  4,445,327    $ 3,867,742    $  5,768,537
                                                   ============    ===========    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for
     Interest ..................................   $    103,000    $   123,000    $    135,000
     Income taxes ..............................   $  3,640,000    $ 1,927,000    $  3,555,000

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FLEXSTEEL INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   DESCRIPTION OF BUSINESS - Flexsteel Industries, Inc. (the Company) manufactures and sells upholstered furniture and other seating products.

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

   CASH EQUIVALENTS - the Company considers highly liquid investments with original maturities of less than three months as the equivalent of cash.

   REVENUE RECOGNITION - is upon delivery of product.

   INVENTORIES - are stated at the lower of cost or market. Raw steel, lumber and wood frame parts are valued on the last-in, first-out (LIFO) method. Other inventories are valued on the first-in, first-out (FIFO) method.

   PROPERTY, PLANT AND EQUIPMENT - is stated at cost and depreciated using the straight-line method.

   INSURANCE - The Company is self-insured for health care and most worker's compensation up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under the comprehensive general, product, and vehicle liability policies, as well as, some worker's compensation, and has provided a letter of credit in the amount of $1,623,000. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

   INCOME TAXES - deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

   EARNINGS PER SHARE - are based on the weighted average number of common shares outstanding during each year. The exercise of employee stock options would have no material effect on earnings per share.

   ACQUISITION - on March 18, 1997 the Company announced the acquisition of certain assets of Dygert Seating, Inc. and the related production facilities in Elkhart, Indiana for $6,933,951. The purchase included accounts receivable of approximately $1,573,000, inventory of approximately $1,540,000, and fixed and other current assets of approximately $3,821,000.

   RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the 1997 presentation.

2. INVESTMENTS
   Debt and equity securities are included in Investments and in Other Assets, at fair value based on quoted market prices, and are considered as available for sale. The amortized cost and estimated market values of investments are as follows:
                               June 30, 1997                 June 30, 1996
                               -------------                 -------------
                            Debt          Equity          Debt          Equity
                         Securities     Securities     Securities     Securities
                         ----------     ----------     ----------     ----------
   Amortized Cost       $ 5,505,167    $ 2,315,994    $ 8,987,896    $ 2,296,905
   Unrealized gains
   (losses)                 (27,689)       904,344       (144,740)       499,199
                        -----------    -----------    -----------    -----------
   Est. Market Value    $ 5,477,478    $ 3,220,338    $ 8,843,156    $ 2,796,104
                        ===========    ===========    ===========    ===========

   As of June 30, 1997, the maturities of debt securities are $1,984,560 within one year, $3,174,743 in one to five years, and $318,175 over six years.

3. INVENTORIES
   Inventories valued on the LIFO method would have been approximately $2,001,000 and $2,024,000 higher at June 30, 1997 and 1996, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:
                                                   June 30,
                                                   --------
                                             1997              1996
                                         ------------    ------------
   Raw materials..............           $ 13,529,232    $ 12,936,114
   Work in process and finished parts       7,689,051       7,594,621
   Finished goods.............              5,767,271       5,552,122
                                         ------------    ------------
      Total...................           $ 26,985,554    $ 26,082,857
                                         ============    ============

4. PROPERTY, PLANT AND EQUIPMENT
                                                  June 30,
                         Estimated                --------
                         Life (Years)        1997             1996
                         ------------    -----------    -----------
   Land................                  $ 1,642,422    $ 1,609,572
   Buildings and
      improvements.....    3 - 50         24,485,437     23,710,516
   Machinery and
      equipment........    3 - 15         28,024,677     24,455,532
   Delivery equipment..    2 - 9          13,818,489     13,041,661
   Furniture and fixtures  3 - 15          5,205,537      4,440,375
                                         -----------    -----------
      Total............                   73,176,562     67,257,656
    Less accumulated
      depreciation.....                   46,962,157     44,211,432
                                         -----------    -----------
      Net..............                  $26,214,405    $23,046,224
                                         ===========    ===========

5. BORROWINGS
   The Company is obligated for $2,275,000 for Industrial Revenue Bonds at June 30, 1997 which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for years ended June 30, 1997, 1996, and 1995 of 3.94%, 4.13%, and 4.05%, respectively, and are due in annual installments of $325,000 through 2004, if not paid earlier upon demand of the holder. The Company has issued a letter of credit to guarantee the payment of these bonds in the event of default. No amounts were outstanding on this letter at June 30, 1997. In addition, the Company is obligated for General Obligation Development Bonds of $35,000 bearing interest at 5.0% payable in 1998.

6. INCOME TAXES
   The total income tax provision for the years ended June 30, 1997, 1996, and 1995 was 36.2%, 36.2% and 35.8%, respectively, of income before income taxes.

   PROVISION - COMPRISED OF THE FOLLOWING:
                              1997          1996          1995
                           ----------    ----------    ----------
   Federal - current..     $3,528,000    $2,240,000    $2,230,000
   State - current....        507,000       320,000       330,000
   Deferred...........       (610,000)      (10,000)      340,000
                           ----------    ----------    ----------
      Total...........     $3,425,000    $2,550,000    $2,900,000
                           ==========    ==========    ==========

   DEFERRED INCOME TAXES - COMPRISED OF THE FOLLOWING:
                                       June 30, 1997     June 30, 1996
                                     Asset (Liability)  Asset (Liability)
                                     -----------------  -----------------
   Asset allowances...............      $ 1,025,000       $   793,000
   Deferred compensation..........        1,126,000         1,099,000
   Other accruals and allowances..        1,756,000         1,542,000
   Excess of tax over book depreciation  (1,287,000)       (1,424,000)
                                        -----------       -----------
      Total.......................      $ 2,620,000       $ 2,010,000
                                        ===========       ===========

7. CREDIT ARRANGEMENTS
   The Company has lines of credit of $5,700,000 with banks for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such line, the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings during 1997 or 1996.

8. SHAREHOLDERS' EQUITY
   The Company has authorized 60,000 shares of cumulative, $50 par value preferred stock and 700,000 shares of undesignated, $1 par value (subordinated) stock, none of which is outstanding.

9. STOCK OPTIONS
   At June 30, 1997, 319,140 shares were available for future grants. The options granted under the stock option plans expire 10 years from the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based employee compensation plans using the intrinsic value method prescribed by the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employee," and related interpretations. The effect of applying the fair value method of SFAS No. 123 to the Company's option plans would result in net income and net income per share that are not materially different from the amounts reported in the Company's financial statements.

   Changes in options outstanding are as follows:

                                   Shares       Price Range
                                   ------       -----------
   June 30, 1994 Outstanding       240,520    $10.50 - 15.75
   Granted................          94,360     10.50 - 11.125
   Exercised..............         (17,000)        11.00
   Cancelled..............         (41,210)    10.50 - 14.875
                                   -------
   June 30, 1995  Outstanding      276,670     10.50 - 15.75
   Granted................          91,950         11.25
   Cancelled..............         (26,140)    10.50 - 14.875
                                   -------
   June 30, 1996  Outstanding      342,480     10.50 - 15.75
   Granted................         103,400     10.25 - 12.75
   Exercised..............          (6,800)    10.25 - 10.50
   Cancelled..............          (6,900)    10.50 - 14.875

   June 30, 1997  Outstanding      432,180    $10.25 - 15.75
                                   =======

10. PENSION AND RETIREMENT PLANS
   The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multiemployer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,352,000 in 1997, $1,326,000 in 1996, and $1,295,000 in 1995, including $300,000 in 1997, $287,000 in 1996, and
   $274,000 in 1995, for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 4% of each covered employee's wages. The Company's matching contribution for the retirement savings plans is 25% - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multiemployer defined benefit pension plans administered by others under collective bargaining agreements were $1,102,000 in 1997, $1,135,000 in 1996, and $1,203,000 in 1995.

11. MANAGEMENT INCENTIVE PLANS
   The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment with 33 1/3% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 31,053 and 13,687 shares were awarded, and the amounts charged to income were $365,000, and $150,000 in 1997 and 1995 respectively. No shares were awarded in 1996. At June 30, 1997, 348,257 shares were available for future grants.

12. SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION
   (UNAUDITED - in thousands of dollars, except per share amounts)

                                               Quarters
                            --------------------------------------------
                              1st          2nd         3rd         4th
                              ---          ---         ---         ---
   1997:
    Net Sales.............  $52,019      $50,552     $56,803     $60,053
    Gross Profit..........   11,374       10,775      11,802      12,387
    Net Income............    1,462        1,203       1,686(1)    1,697
    Earnings Per Share....      .21          .17         .24(1)      .24
    Dividends Per Share...      .12          .12         .12         .12
  * Market Price
      High................       12       13 3/4      13 5/8      12 1/2
      Low.................   10 1/4       11 1/2      10 3/4      10 1/2
   (1) Includes a gain on the sale of the Sweetwater, Tennessee facility of approximately $350,000.

                                               Quarters
                            --------------------------------------------
                              1st          2nd         3rd         4th
                              ---          ---         ---         ---
   1996:
    Net Sales.............  $49,227      $48,177     $53,213     $54,391
    Gross Profit..........    9,857        9,687      11,689      12,325
    Net Income ...........      428          716       1,433       1,925
    Earnings Per Share....      .06          .10         .20         .27
    Dividends Per Share...      .12          .12         .12         .12
  * Market Price
      High................   12 5/8           12      10 3/4      11 3/4
      Low.................   10 1/4       10 1/4       8 1/4       9 1/2
  * Reflects the market prices as quoted by the National Association of Securities Dealers, Inc.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

FINANCIAL CONDITIONS
   Working Capital - Flexsteel's working capital at June 30, 1997 is $44,357,000 which includes cash, cash equivalents, and investments of $9,486,000. Working capital decreased by $3,019,000 from June 30, 1996. The decrease in working capital was primarily due to the purchase of certain assets of Dygert Seating, Inc., and the repurchase of Company common stock. The Company has lines of credit of $5,700,000 with banks for short-term borrowings, which have not been utilized since 1979. The Company has outstanding borrowings of $2,275,000 in the form of variable rate demand industrial development revenue bonds.

   Capital Expenditures - Capital expenditures were $8,703,000 in fiscal 1997 including approximately $3,430,000 pertaining to the Dygert asset acquisition. Expenditures for manufacturing and delivery equipment were approximately $5,273,000. Projected capital spending in fiscal 1998 is approximately $3,000,000 for manufacturing and delivery equipment. The funds required for these expenditures will be provided from available cash.

   Dividends - Dividends were $.48 per share both years. The Board of Directors determines dividend levels based on the Company's ability to pay its obligations, capital expenditure requirements, and other related factors. The Company has paid dividends on its common stock for 222 consecutive quarters. The company expects to continue regular dividend payments. As of June 30, 1997 there were approximately 1,920 shareholders of Flexsteel's outstanding common stock.

   Pending Accounting Changes - The Financial Accounting Standards Board (FASB) has issued SFAS No. 128 "Earnings Per Share" and SFAS No. 129 "Disclosure of Information about Capital Structure" which are effective for fiscal years ending after December 15, 1997. The FASB has also issued SFAS No. 130 "Reporting Com pre hensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which are effective for fiscal years beginning after December 15, 1997. The Company expects that adoption of these statements will not have a material effect on the Company's results of operations or financial position when they are adopted.

   Economic Conditions - With interest rates and inflation at relatively low levels and consumer confidence remaining high, demand for the Company's seating products should remain steady throughout fiscal 1998. The Company is positioned to capitalize on the consumer confidence which currently exists through product design efforts to better target specific residential furniture consumers, increased capacity and market penetration in the recreational vehicle market place, and maximization of growth opportunities in the hospitality and health care fields. These factors, in conjunction with continued efforts to identify and implement cost savings, improve manufacturing process efficiencies, and increase utilization of production facilities, should result in operating profit improvements.

RESULTS OF OPERATIONS
FISCAL 1997 COMPARED TO FISCAL 1996
   Sales for 1997 increased by $14,418,000 or 7.0% compared to 1996. Home Furnishings sales volume increased $4,960,000 or 3.9%. Recreational Vehicle products increased $6,481,000 or 11.2%. Approximately $6,200,000 of this increase relates to the acquisition of Dygert Seating Inc. Commercial Seating volume increased $2,977,000 or 16.4%. Cost of goods sold increased by $11,638,000 for the year as compared to 1996 due to the volume increase. Selling, general and administrative expenses increased by $1,157,000 due primarily to the Dygert acquisition and volume related increases in variable expenses. Selling, general, and administrative expenses, as a percentage of sales, decreased from 18.1% in fiscal 1996 to 17.5% in fiscal 1997. This percentage decrease reflects the Company's ability to control fixed costs in relation to the volume increase. Interest and other income increased by $785,000, primarily due to a gain of approximately $550,000 on the sale of the Sweetwater, Tennessee facility. The above factors resulted in fiscal year 1997 earnings of $6,048,000 or $.86 per share compared to $4,502,000 or $.63 per share in fiscal 1996, a net increase of $1,546,000 or $.23 per share.

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

PLANT LOCATIONS

* Flexsteel Industries, Inc.
  DUBUQUE, IOWA 52001
  (319) 556-7730
  P.M. Crahan, General Manager

  Flexsteel Industries, Inc.
  DUBLIN, GEORGIA 31040
  (912) 272-6911
  M. C. Dixon, General Manager

  Flexsteel Industries, Inc.
  LANCASTER, PENNSYLVANIA 17604
  (717) 392-4161
  T.P. Fecteau, General Manager

  Flexsteel Industries, Inc.
  RIVERSIDE, CALIFORNIA 92504
  (909) 354-2440
  T.D. Burkart, General Manager

  Flexsteel Industries, Inc.
  NEW PARIS, INDIANA 46553
  (219) 831-4050
  G.H. Siemer, General Manager

  Wood Products Division
  HARRISON, ARKANSAS 72601
  (501) 743-1101
  M.J. Feldman, General Manager

  Metal Division
  DUBUQUE, IOWA 52001
  (319) 556-7730
  J.E. Gilbertson, General Manager

  Commercial Seating Division
  STARKVILLE, MISSISSIPPI 39760
  (601) 323-5481
  S.P. Salmon, General Manager

  DYGERT SEATING DIVISION
  Elkhart, Indiana 46515
  (219) 262-4675
  D.L. Dygert, General Manager

  DYGERT SEATING DIVISION
  Watkinsville, Georgia 30677
  (706) 769-8731
  J.B. Wilkes, Plant Manager

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

EXECUTIVE COMMITTEE
Frank H. Bertsch, Chairman
Jack B. Crahan
K. Bruce Lauritsen
Edward J. Monaghan
James R. Richardson

AUDIT & ETHICS
COMMITTEE
Thomas E. Holloran, Chairman
John R. Easter
James G. Peterson
Art D. Richardson

NOMINATING &
COMPENSATION
COMMITTEE
L. Bruce Boylen, Chairman
John R. Easter
Thomas E. Holloran
James G. Peterson

MARKETING COMMITTEE
John R. Easter, Chairman
Frank H. Bertsch
L. Bruce Boylen
James G. Peterson
Art D. Richardson

TRANSFER AGENT AND
REGISTRAR
Norwest Capital Resources
P.0. Box 738
South St. Paul,
Minnesota 55075-0738

GENERAL COUNSEL
Irving C. MacDonald
Minneapolis, Minnesota
O'Connor and Thomas, P.C.
Dubuque, Iowa

NATIONAL OVER
THE COUNTER
NASDAQ Symbol - FLXS

ANNUAL MEETING
Tuesday,
December 9, 1997, 3:30 p.m.
The Marquette
710 Marquette Avenue, 3rd floor
Minneapolis, Minnesota 55402

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

--------------------------
VISIT US ON THE INTERNET
http://flexsteel.com
--------------------------

[LOGO] FLEXSTEEL(R)
AMERICA'S SEATING SPECIALIST

(C) 1997 FLEXSTEEL INDUSTRIES, INC.

[PHOTO]


Luxury afloat: a handsome leather reclining sofa, as well as the dining table and chairs, in the spacious salon of this Carver Yacht are by Flexsteel. The free-standing furniture in all seventeen Carver models is by Flexsteel.

[PHOTO]

"There's a world of difference," says Carver Boats of their luxurious and spacious motor yachts and cruisers. Carver has a long history of dedication to quality, and Flexsteel furniture is ideal for their interiors.

--------------------------------------------------------------------------------

[LOGO] FLEXSTEEL(R)
AMERICA'S SEATING SPECIALIST
P.O. BOX 877 * DUBUQUE IA 52004-0877