Form 10-K405, Exhibit 13
period 1998-06-30
FLEXSTEEL INDUSTRIES INC
filed 1998-09-25
CIK 37472

EXHIBIT 13


[PHOTO]

                                                       FLEXSTEEL
                                                       INDUSTRIES
                                                      INCORPORATED
                 FASHIONING OUR FUTURE

                                                         ANNUAL
                                                         REPORT

                                                       FISCAL YEAR
                                                    ENDED JUNE 30,1998




                                                         [LOGO]
                                                      FLEXSTEEL (R)
                                              AMERICA'S SEATING SPECIALIST

                              FINANCIAL HIGHLIGHTS

[AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA]

Year Ended June 30,                      1998            1997            1996
                                       --------        --------        --------
  Net Sales.........................   $236,125        $219,427        $205,008
  Income Before Taxes...............     11,527           9,473           7,052
  Net Income........................      7,602           6,048           4,502

Per Share of Common Stock
  Average Shares Outstanding:
    Basic...........................      6,959           7,024           7,172
    Diluted.........................      7,035           7,072           7,188

  Earnings:(1)
    Basic...........................       1.09            0.86            0.63
    Diluted.........................       1.08            0.86            0.63

  Cash Dividends....................       0.48            0.48            0.48

At June 30,:
  Working Capital...................     50,549          44,357          47,376
  Net Plant and Equipment...........     23,096          26,214          23,046
  Total Assets......................    104,673          99,173          95,874
  Shareholders' Equity..............     78,080          75,238          74,147
  Long-Term Debt....................          0               0              35

(1) The earnings per share amounts for 1997 and 1996 have been restated to comply with Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE.
--------------------------------------------------------------------------------

     NET SALES                EARNINGS PER SHARE        CASH DIVIDENDS PER SHARE
    [BAR CHART]                  [BAR CHART]                   [BAR CHART]







BOOK VALUE PER SHARE       RETURN ON COMMON EQUITY
    [BAR CHART]                  [BAR CHART]





                                                                [LOGO]
                                                            FLEXSTEEL (R)
                                                    AMERICA'S SEATING SPECIALIST


[PHOTO]

FRONT COVER AND LEFT: THIS OUTSTANDING ROOM OF FLEXSTEEL FINE FURNITURE IS FEATURED IN OUR FALL ADVERTISING. IT ENCAPSULATES FEATURES WIDELY POPULAR WITH CONSUMERS IN ITS EXPANSIVE SCALING AND LOOK OF TOTAL COMFORT. IN ADDITION TO THE HANDSOME SOFA, CHAIR, AND OTTOMAN, NOTE THE CHARISMA(R) CHAIR AND THE OCCASIONAL TABLES, ALSO FROM FLEXSTEEL.

FASHIONING OUR FUTURE: A WORK IN PROGRESS
-----------------------------------------

TO OUR SHAREHOLDERS

[PHOTO]
JACK B. CRAHAN
CHAIRMAN OF THE BOARD

[PHOTO]
K. BRUCE LAURITSEN
PRESIDENT & CHIEF EXECUTIVE OFFICER

    Even a more-than-century-old company is always a work in progress. Well into our own second century, Flexsteel has this year taken fresh strides, readying the company for an exciting new century, in an economy increasingly technological and global.
    Sales for the fiscal year ended June 30, 1998, were $236,125,000, an all-time high and an increase of 8% over revenues of $219,427,000 in the previous fiscal year. Net earnings were $7,602,000 or $1.09 per share (basic), an increase of 26% over earnings of $6,048,000 or $.86 per share (basic), recorded a year earlier.
    While this solid achievement in a fiercely competitive marketplace is gratifying, we must continue to improve our return on investment. We also continue to scrutinize our overall operations in an effort to eliminate unprofitable products and as well as operations that do not contribute to increased shareholder value.

                              RESIDENTIAL FURNITURE
    Sales in the residential furniture segment of our business rose 4%, mostly due to increased market penetration among independent dealers. Increased housing starts, increased sales of existing homes, a very high employment rate, and low inflation are all major contributors to improved sales of home furnishing, but we can expect pricing pressures to persist as manufacturers compete aggressively for shrinking display area.
    Flexsteel's two programs for dealers - the Gallery Program and Comfort Seating Showrooms - continue their sustained growth, thanks to the success of recent introductions at the High Point and San Francisco markets. Noteworthy have been our Casual Classic introductions which typify the direction of growth in this market - toward fashionable and extremely comfortable styles. Our Casual Classic Collection meets these criteria, with the personality and distinctiveness to lift the spirits of any room.
    Our Timeless Traditional styles, a Flexsteel hallmark of classic beauty, also put a high priority on comfort. Leather continues in popularity, also with emphasis on comfort as well as style.
    Our distinctive furniture deserves accessories that are equally smart and appealing, and we provide our dealer network with tables and other accent pieces which pair perfectly with our own fine upholstered furniture.
    For the still-growing market in motion and reclining furniture, we are adding 90,000 square feet of production space to our manufacturing facility in Dublin, Georgia.
    International sales continue to improve, even though a strong dollar and the Asian economic crisis have not been favorable to furniture exports. Our current emphasis is on Canadian, European, and the Mideast markets where better opportunities now exist.
     Flexsteel is dedicated to increasing the number of Comfort Seating Stores in metropolitan markets. To that end, we have retained the services of specialists in real estate and in retailing. These experts will help our dealers in finding the right locations, and in building or remodeling and layout of these new retailing stores.

                                   ADVERTISING
    We continue to increase our national advertising, this year running fourteen four-color ads in seven consumer publications. These reach our target audience, estimated to be over fifty-one million, of women 25-54 with household incomes of $40,000 to $75,000.
    Our dealer support is one of the best in the industry. For the many dealers now using desk-top publishing programs, we provide CD-ROM disks with product and lifestyle photos and suggested dealer ads.

{PHOTO]
LEATHER FURNITURE BY FLEXSTEEL IS CHOSEN FOR COMFORT AND STYLE, HERE ACCENTED WITH LARGE NAILHEAD TRIM AND TURNED BUN FEET.

[PHOTO]
OUR NEWEST BUCKET SEAT WITH ELECTRIC CONTROLS, THE PATENTED ERGOFLEX ARMS, RECLINING BACK, AND INTEGRATED SEAT BELT. FINGERTIP CONTROLS ALLOWS ADJUSTING ERGOFLEX ARMS INDEPENDENTLY OF CHAIR'S RECLINING BACK.

    Trends in television advertising for furniture emphasize upscale looks, for which we provide our dealers with customizable video footage displaying our products with models.
    We reach millions of potential customers through our Web site; it is continually updated to reflect the "lifestyles" look of our furniture, to showcase new products, and to highlight new exclusive promotions or events at Flexsteel Galleries and Comfort Seating Showrooms.
    The number of hits has grown dramatically; responding via e-mail we can reach millions of home owners directly and tell them of special promotions at our dealers. Our Web site also carries our message to potential buyers of contract seating or RVs that traditional Flexsteel comfort and style are also available in those markets.

                          RECREATIONAL VEHICLE SEATING
    Revenues in this division are at record levels, as we once again increased our market share in seating for motor homes and travel trailers. Sales for van conversion seating have been sluggish as the market for converted units continue to decline. Dygert Seating, acquired in fiscal 1997, has struggled under this restraint, and we closed our leased Watkinsville, Georgia, facility. Although volume at Dygert Seating is off substantially, we are confident in our management team's ability to open new markets, such as seats for wheel chairs and motorized scooters used in the medical field, making this acquisition financially rewarding.
    We expect the van conversion business to eventually rebound, and accordingly have developed a new, safer integrated seat and restraint system for the van conversion market.
    We continue to develop new products for the recreational marine industry and we expect much higher revenues as we improve our market penetration. We are fortunate to have Flexsteel's years of leadership and reputation for quality products for the recreational automotive market.

                               COMMERCIAL SEATING
    Sales for contract furniture continue to do extremely well; we remain confident of our prospects in the hospitality and health care fields. We have been limited by lack of production capacity in this labor-intensive industry. In Starkville, Mississippi, where our principal contract facility is located, the unemployment rate is less than 3%, and a shortage of workers has hampered our output. While we continue to supplement our production at other manufacturing facilities, this avenue is limited by certain design features. We do remain confident of our ability to work out manufacturing problems, and we continue to focus on solutions that support our growth in this field.

                                  FRANK BERTSCH
    Flexsteel this year was saddened by the passing of Frank Bertsch, grandson of one of our founders. For many years he enriched us with his remarkable ability to turn problems into opportunities and to keep us focused on the long term, serving as President, Chief Executive Officer, and Chairman of the Board of Directors. We will miss his abundant contributions, advice, and counsel.

                                     OUTLOOK
    It is our goal to remain focused on providing superior values in product and service to your corporation's three business platforms: home furnishings, recreational vehicle products, and contract furniture.
    Given the healthy business conditions, with the highest employment rate in many years, low inflation and strong consumer confidence, we expect to continue to improve sales and earnings in this next fiscal year. Our financial condition remains strong at year-end. Working capital exceeded $50,549,000, which included cash, cash equivalents and short-term investments of $15,342,000. With no long-term debt and shareholders' equity of $78,080,000, we have the resources to implement our strategic plan and fund continued growth and possible acquisitions.
    During 1998, to enhance shareholders' value, we continued to repurchase shares of common stock and completed the previously authorized buyback of 500,000 shares. We will continue this program from time to time as we feel the stock is undervalued.
    Our dividend rate, which we have paid without interruption since 1938, is one of the highest in our industry, and we are committed to future dividend reviews.
    We appreciate the support of our shareholders, our associates, our customers, and our suppliers, and we are working hard to achieve the value you expect from your investment.

                                             /s/ Jack B. Crahan
                                             JACK B. CRAHAN
                                             CHAIRMAN OF THE BOARD OF DIRECTORS

                                             /s/ K. Bruce Lauritsen
                                             K. BRUCE LAURITSEN
                                             PRESIDENT & CHIEF EXECUTIVE OFFICER

FASHIONING OUR FUTURE: CREATIVITY IN DESIGN
-------------------------------------------

    Leading the Flexsteel success story across all our product lines is a design concept reflecting today's market demands and permeating everything we do. This concept, appropriately called "Lifestyles Design," emerged dramatically in our residential seating, and is also reflected in hospitality and health care seating, in motor homes, and in other recreational vehicles, including travel trailers, light trucks, and yachts.
     The lifestyle of today's smart, fashion-savvy and value-conscious consumer emphasizes comfortable elegance. Responding to this trend, our designers are using softer seating, relaxed styling and more drapeable fabrics to create a winning fashionable line. This Flexsteel look fits especially well in the life style of today's younger buyers, but is in no sense limited to them - this is handsome seating with broad-based appeal.
    And there is more Flexsteel in the cities. Our metropolitan presence is growing through multi-store dealers and Comfort Seating Showrooms specializing in Flexsteel. Our designers also create smart cosmopolitan looks for city living.
    Our new Roma Divani leather lines were designed in Italy, and feature the utmost in seating comfort, paired with exciting and upscale design. The broad appeal of what is definitely European styling has heightened interest in Flexsteel's fine leather furniture and led to this spring's introduction of three additional groups at our High Point Market.
    Another exciting line has emerged from our designers' use of the wood processing capabilities of our Starkville, Mississippi, plant. They have created an outstanding wood-framed sofa that is complemented with coordinating chairs and occasional tables. This line, too, has sparked so much consumer interest that we are planning more such groups including coordinated case goods.
    Design is equally a key for success in the commercial, or contract, seating market where furniture is specified by interior designers, and our Commercial Seating division in Starkville has introduced new and contemporary designs in chairs, sofas, and ottomans. The hospitality market is also installing recliners in hotels and motels, where Flexsteel is more often the recliner of choice, not only for our residential styling but also for our dependable performance.
    For the Lifestyles look also in demand in motor homes, Flexsteel's Metal Division produces recliners and dual inclining sofas with residential styling. Our name has long been a selling feature in converted vans, and our RV designers are providing interior packages with such features as cushions and trim. The traveling public can now take Flexsteel wherever they go: sofas in trailers and motor homes, or comfortable Flexsteel seating in their light trucks and in their yachts.
    Upholstered Flexsteel furniture, is lasting beauty; today it is more popular for its fashion than ever, an outstanding success story built on, and made possible by, a sterling reputation for quality that is over a century old, and growing.

[PHOTOS]
TOP PHOTO: EURO DESIGN, AMERICAN COMFORT: THIS LEATHER SOFA WITH RAM'S HORN ARMS IS A TOP SELLER.
ABOVE: THE LATEST LOOK IN RECLINERS IS UPSCALE, WITH THE LOOK OF A LOUNGE OR CLUB CHAIR.

[PHOTO]
AT THE DUBUQUE GOLF AND COUNTRY CLUB DINING ROOM, GUESTS SIT COMFORTABLY IN OUR HANDSOME C5338 CHAIRS.

FASHIONING OUR FUTURE: CREATIVITY IN MARKETING
----------------------------------------------

    An aggressive marketing program has been the impetus for Flexsteel's continued growth in all its market lines. In addition to traditional marketing techniques, an expanded cross-awareness program has opened new marketing opportunities.
    For example, a residential customer may learn through the Internet that he can find Flexsteel seating in a converted van; an interior designer who has Flexsteel at home has added confidence if she specifies Flexsteel in a commercial application.
    Especially through Comfort Seating Showrooms, we have expanded marketing efforts in metropolitan markets. Popular with customers, they feature open layouts, easy traffic patterns and a very wide selection. Because he can offer a broader product range, complemented with accessories and our imported tables, the Comfort Seating retailer is rewarded with bigger ticket sales and improved sales per square foot. There are now seven successful Comfort Seating Stores in operation, with sales exceeding projections. Another six will be open by the first of January. Our goal is to open one hundred stores within five years.
    Flexsteel Galleries also continue their growth: this year we added fourteen more of these instore Galleries, meanwhile updating existing Flexsteel Galleries in one hundred and seventy-five stores. At the same time, Flexsteel continues its strong support of our long-standing customer base, the independent retailer.
    We expect to increase market share in motion furniture, the fastest-growing segment of the industry. The value-conscious consumer is receptive to Flexsteel's quality story, and we are introducing new upscale, "living-room" styling to satisfy that market.
    Imaginative approaches to marketing have opened new markets such as resort hotels and the marine business. The greatest market for upscale motor homes is in the generation now entering their fifties, and in the United States every seven minutes someone reaches that age. New seating applications supplied by Flexsteel include those for yachts, signature motor homes and light trucks, and fold-down beds for the hospitality industry.
    The greatest opportunities in the health care industry are in retirement and assisted-living homes, where Flexsteel style and quality are especially welcome. The United States government continues as a customer -- a typical recent contract calls for Flexsteel to supply the upholstered furniture in the temporary lodging facilities of nineteen Air Force bases.
    Our presence on the Internet gives us valuable exposure: growing exponentially, the Internet is predicted to reach 36 million homes by 2000, and nearly half of its users are women. We have also expanded our presence in consumer magazines with fourteen full-color ads to appear this year, directing readers to our Web site and an 800 number.
    A Comfort Seating Showroom dealer has remarked that his store's success was tied to its "impressive brand name presence." In the end, one of our greatest marketing tools is recognition of the Flexsteel name and every thing it stands for.

[PHOTOS]
TOP PHOTO: UPSCALE MOTION FURNITURE APPEALS TO CONSUMERS, LIKE THIS HANDSOME SECTIONAL WITH "CHAIR-AND-A-HALF" RECLINERS AT EACH END.
ABOVE: FLARED ARMS AND A SHAPED BACK DISTINGUISH THIS CHAIR DESIGNED FOR THE NEEDS OF THE CONTRACT MARKET.

[PHOTOS]
CRUISERS YACHTS' 5000 SEDAN SPORT SLEEPS 8 AND EMPHASIZES LUXURY WITH INCLINER SOFA, SWIVELCHAIRS AND CAPTAIN'S SEATS BY FLEXSTEEL.
                                               Photo courtesy of Cruisers Yachts

FASHIONING OUR FUTURE: CREATIVITY IN TECHNOLOGY
-----------------------------------------------

    Inventive applications by our designers and engineers take advantage of the expanding uses of technology.
    Many of Flexsteel's contract and recreational vehicle clients require us to turn around ever-more quickly on prototypes. Our new computerized pattern-making system which incorporates a digital camera saves significant development time. Faster completion of prototypes means cost savings, and the system greatly simplifies the transition to production, with the digital camera helping us produce complete documentation quickly, including bills of material and specification books.
    The Metal Division, maker of the famous Flexsteel spring, continues its innovations with continued creative use of the synergy between our metal expertise and our residential furniture skills. It makes metal components for the recliners which our Contract Division sells to the health-care industry, while our residential furniture skills are applied to such things as inclining sofas for motor homes and travel trailers.
    New products in the Metal Division include a fold-down bed for resort hotels and, for RVs, restraint packages and dual inclining sofas with drop-down trays. Our patented Ergo-Flex arm for motor home seats allows the independent control of the arm's position, whether the seat is reclining or upright. We also have under development, for high-end motor homes, integrated belt-in-seat packages, a power footrest for passengers, and recliners with home-like residential styling.
    Flexsteel seating is also in the marine industry. We are developing new port and starboard side lounges, power beds, and helm seats for yachts and large power boats.
    At many large dealers, Comfort Seating Stores, and most galleries, the customer can get a Sneak Preview(TM) of her choice of fabric and frame on our video cataloging system. We utilize more bar coding for inventory control, and now are able to use CAD instead of paper to design plant additions, such as the 90,000 square-foot addition to the Dublin plant.
    Technology helps us make the most of precious resources: when we use hardwood laminates in frames, we not only make stronger frames, we use much fewer trees. Yield is further increased by using CNC routers which also are more cost-effective and give us just-in-time practicality in frame parts inventories. Planned new CNC cutters will further automate pattern cutting.
    Because historically Flexsteel has done most of its own programming, we have kept our software up to date, anticipated our computers' responses to the year 2000, and we do not expect any problems resulting from the date change.
    Flexsteel applies technology to sustain our creativity, to offer the finest warranties in the industry, and to uphold a tradition of the finest craftsmanship which we have been building for more than a century.

[PHOTO]
PHOTO COURTESY A&J VAN INTERIORS, VALDERS, WI

[PHOTO]
TOP PHOTO: A LUXURIOUS VAN INTERIOR WITH FLEXSTEEL BUCKET SEATS AND SLEEPER.
ABOVE: A SMARTLY-STYLED SWIVEL GLIDER WITH LAWSON ARMS AND TEE SEAT CUSHION.

[PHOTO]
A DISTINCTIVE INTERIOR STARS THE SOPHISTICATION OF OUR ROMA DIVANI LEATHER COLLECTION WITH DRAMATIC SCROLLED ARMS. OUR UNUSUAL GLASS-TOPPED COCKTAIL TABLE COMPLETES THE SCENE.

[LOGO] FLEXSTEEL INDUSTRIES, INC.
       --------------------------
       FIVE YEAR REVIEW

[ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA]

                                                 1998        1997        1996        1995        1994
                                                 ----        ----        ----        ----        ----
                                                              (2)
SUMMARY OF OPERATIONS
  Net Sales ................................   $236,125    $219,427    $205,008    $208,432    $195,388
  Cost of Goods Sold .......................    185,345     173,088     161,451     164,231     151,066
  Interest and Other Expense ...............        356         345         358         372         270
  Interest and Other Income ................      2,015       1,931       1,132         924       1,063
  Income Before Taxes ......................     11,527       9,473       7,052       8,111      10,092
  Income Taxes .............................      3,925       3,425       2,550       2,900       3,625
  Net Income (1) (3) (4) ...................      7,602       6,048       4,502       5,211       6,787
  Earnings per Common Share: (1) (3) (4) (5)
     Basic .................................       1.09        0.86        0.63        0.73        0.95
     Diluted ...............................       1.08        0.86        0.63        0.72        0.94
  Cash Dividends per Common Share ..........       0.48        0.48        0.48        0.48        0.48

STATISTICAL SUMMARY
  Average Common Shares Outstanding:
     Basic .................................      6,959       7,024       7,172       7,178       7,140
     Diluted ...............................      7,035       7,072       7,188       7,205       7,201
  Book Value per Common Share ..............      11.49       10.86       10.45       10.26        9.96
  Total Assets .............................    104,673      99,173      95,874      96,271      95,088
  Property, Plant and Equipment, net .......     23,096      26,214      23,046      24,376      18,829
  Capital Expenditures .....................      2,392       5,273       3,298       9,948       5,074
  Working Capital ..........................     50,549      44,357      47,376      46,272      47,787
  Long-Term Debt ...........................          0           0          35          70         105
  Shareholders' Equity .....................     78,080      75,238      74,147      73,824      71,289

SELECTED RATIOS
  Earnings as Percent of Sales .............        3.2%        2.8%        2.2%        2.5%        3.5%
  Current Ratio ............................   3.1 to 1    3.1 to 1    3.5 to 1    3.4 to 1    3.3 to 1
  Return on Ending Common Equity ...........        9.7%        8.0%        6.1%        7.1%        9.5%
  Return on Beginning Common Equity ........       10.1%        8.2%        6.1%        7.3%       10.0%
  Average Number of Employees ..............      2,330       2,320       2,230       2,375       2,240


(1) 1994 income and per share amounts reflect cumulative effect of accounting change as of June 30, 1994, of $320,000 (net of income taxes) or $.04 per share income.
(2) On March 18, 1997, the Company acquired certain assets of Dygert Seating, Inc., and the related production facilities in Elkhart, Indiana, for $6,934,000.
(3) 1997 income and per share amounts reflect a gain on the sale of the Sweetwater, Tennessee facility of approximately $350,000 (net of income taxes) or $.05 per share.
(4) 1998 income and per share amounts reflect a non-taxable gain from life insurance proceeds of approximately $720,000 or $.10 per share.
(5) The earnings per share amounts for 1997, 1996, 1995 and 1994 have been restated to comply with Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE.

[LOGO] FLEXSTEEL INDUSTRIES, INC.
       --------------------------
       REPORTS OF AUDITORS' AND MANAGEMENT


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

    We have audited the accompanying balance sheets of Flexsteel Industries, Inc. (the Company) as of June 30, 1998 and 1997, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flexsteel Industries, Inc. as of June 30, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.

                                                          DELOITTE & TOUCHE LLP
                                                          MINNEAPOLIS, MINNESOTA
                                                          AUGUST 6, 1998


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

    The Company maintains a system of internal controls to provide reasonable assurance that the books and records reflect the authorized transactions of the Company. There are limits inherent in all systems of internal control because their cost should not exceed the benefits derived. The Company believes its system of internal controls and internal audit functions balance the cost/benefit relationship.

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

                                                              K. BRUCE LAURITSEN
                                                                       PRESIDENT
                                                         CHIEF EXECUTIVE OFFICER

                                                            RONALD J. KLOSTERMAN
                                                         VICE PRESIDENT, FINANCE
                                                         CHIEF FINANCIAL OFFICER
                                                                       SECRETARY

[LOGO] FLEXSTEEL INDUSTRIES, INC.
       --------------------------
       BALANCE SHEETS

                                                                         JUNE 30,
                                                               ---------------------------
                                                                    1998           1997
                                                               ------------   ------------
ASSETS
 CURRENT ASSETS:
  Cash and cash equivalents ................................   $  5,464,261   $  4,445,327
  Investments ..............................................      9,877,784      5,041,154
  Trade receivables - less allowance for doubtful
    accounts: 1998, $2,198,000; 1997, $2,799,000 ...........     28,722,752     25,348,941
  Inventories ..............................................     26,607,296     26,985,554
  Deferred income taxes ....................................      2,785,000      2,620,000
  Other ....................................................        632,730        806,117
                                                               ------------   ------------
      Total current assets .................................     74,089,823     65,247,093
PROPERTY, PLANT AND EQUIPMENT, net .........................     23,095,589     26,214,405
OTHER ASSETS ...............................................      7,487,729      7,711,179
                                                               ------------   ------------
            TOTAL ..........................................   $104,673,141   $ 99,172,677
                                                               ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable - trade .................................   $  5,792,708   $  3,845,362
  Accrued liabilities:
    Payroll and related items ..............................      5,448,032      4,440,219
    Insurance ..............................................      5,834,895      6,057,093
    Other accruals .........................................      4,515,177      4,237,556
  Industrial revenue bonds payable .........................      1,950,000      2,310,000
                                                               ------------   ------------
        Total current liabilities ..........................     23,540,812     20,890,230
DEFERRED COMPENSATION ......................................      3,052,525      3,044,418
                                                               ------------   ------------
      Total liabilities ....................................     26,593,337     23,934,648
                                                               ------------   ------------
SHAREHOLDERS' EQUITY:
  Common stock - $1 par value; authorized 15,000,000 shares;
    issued 1998, 6,794,730 shares; 1997, 6,927,310 shares ..      6,794,730      6,927,310
  Retained earnings ........................................     70,450,282     67,750,719
  Unrealized investment gain ...............................        834,792        560,000
                                                               ------------   ------------
              Total shareholders' equity ...................     78,079,804     75,238,029
                                                               ------------   ------------
                           TOTAL ...........................   $104,673,141   $ 99,172,677
                                                               ============   ============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO] FLEXSTEEL INDUSTRIES, INC.
       --------------------------
       STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

STATEMENTS OF INCOME

                                                                    FOR THE YEARS ENDED JUNE 30,
                                                          -----------------------------------------------
                                                               1998             1997             1996
                                                          -------------    -------------    -------------
NET SALES .............................................   $ 236,125,280    $ 219,426,736    $ 205,008,245
COST OF GOODS SOLD ....................................     185,345,398      173,088,406      161,450,649
                                                          -------------    -------------    -------------
GROSS MARGIN ..........................................      50,779,882       46,338,330       43,557,596
SELLING, GENERAL AND ADMINISTRATIVE ...................      40,911,581       38,450,275       37,279,056
                                                          -------------    -------------    -------------
OPERATING INCOME ......................................       9,868,301        7,888,055        6,278,540
                                                          -------------    -------------    -------------
OTHER:
  Interest and other income ...........................       2,014,982        1,930,527        1,131,952
  Interest and other expense ..........................        (356,066)        (345,148)        (358,322)
                                                          -------------    -------------    -------------
    Total .............................................       1,658,916        1,585,379          773,630
                                                          -------------    -------------    -------------
INCOME BEFORE INCOME TAXES ............................      11,527,217        9,473,434        7,052,170
PROVISION FOR INCOME TAXES ............................       3,925,000        3,425,000        2,550,000
                                                          -------------    -------------    -------------
NET INCOME ............................................   $   7,602,217    $   6,048,434    $   4,502,170
                                                          =============    =============    =============

AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING:
    BASIC .............................................       6,959,310        7,024,021        7,172,299
                                                          =============    =============    =============
    DILUTED ...........................................       7,035,158        7,071,895        7,188,075
                                                          =============    =============    =============

EARNINGS PER SHARE OF COMMON STOCK:
    BASIC .............................................   $        1.09    $        0.86    $        0.63
                                                          =============    =============    =============
    DILUTED ...........................................   $        1.08    $        0.86    $        0.63
                                                          =============    =============    =============


STATEMENTS OF COMPREHENSIVE INCOME
                                                                    FOR THE YEARS ENDED JUNE 30,
                                                          -----------------------------------------------
                                                              1998              1997             1996
                                                          -------------    -------------    -------------

NET INCOME ............................................   $   7,602,217    $   6,048,434    $   4,502,170
                                                          -------------    -------------    -------------
OTHER COMPREHENSIVE INCOME BEFORE TAX:
  Unrealized gains on securities arising during period          736,051          643,123          339,906
  Less: reclassification adjustment for gains included
   in net income ......................................        (313,294)        (121,123)         (53,906)
                                                          -------------    -------------    -------------
Other comprehensive income, before tax ................         422,757          522,000          286,000
                                                          -------------    -------------    -------------
INCOME TAX (EXPENSE) BENEFIT:
Income tax expense related to securities gains
  arising during period ...............................        (257,618)        (235,811)        (119,561)
Income tax benefit related to securities
  reclassification adjustment .........................         109,653           44,411           18,961
                                                          -------------    -------------    -------------
Income tax expense related to other
  comprehensive income ................................        (147,965)        (191,400)        (100,600)
                                                          -------------    -------------    -------------
OTHER COMPREHENSIVE INCOME, NET OF TAX ................         274,792          330,600          185,400
                                                          -------------    -------------    -------------
COMPREHENSIVE INCOME ..................................   $   7,877,009    $   6,379,034    $   4,687,570
                                                          =============    =============    =============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO] FLEXSTEEL INDUSTRIES, INC.
       --------------------------
       STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                    COMMON STOCK             ADDITIONAL                     UNREALIZED
                              -------------------------       PAID-IN        RETAINED       INVESTMENT
                                SHARES      PAR VALUE         CAPITAL        EARNINGS       GAIN (LOSS)        TOTAL
                              ---------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 1995      7,193,124    $  7,193,124    $  1,386,754    $ 65,199,703    $     44,000    $ 73,823,581
Purchase of
   Company Stock .......       (132,453)       (132,453)     (1,178,986)                                     (1,311,439)
Issuance of
   Company Stock .......         34,373          34,373         348,864                                         383,237
Investment Valuation
   Adjustment ..........                                                                        185,400         185,400
Cash Dividends .........                                                     (3,435,548)                     (3,435,548)
Net Income .............                                                      4,502,170                       4,502,170
                              ---------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 1996      7,095,044       7,095,044         556,632      66,266,325         229,400      74,147,401
Purchase of
   Company Stock .......       (186,345)       (186,345)       (722,573)     (1,212,626)                     (2,121,544)
Issuance of
   Company Stock .......         18,611          18,611         165,941                                         184,552
Investment Valuation
   Adjustment ..........                                                                        330,600         330,600
Cash Dividends .........                                                     (3,351,414)                     (3,351,414)
Net Income .............                                                      6,048,434                       6,048,434
                              ---------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 1997      6,927,310       6,927,310               0      67,750,719         560,000      75,238,029
Purchase of
   Company Stock .......       (176,489)       (176,489)       (470,508)     (1,581,978)                     (2,228,975)
Issuance of
   Company Stock .......         43,909          43,909         470,508                                         514,417
Investment Valuation
   Adjustment ..........                                                                        274,792         274,792
Cash Dividends .........                                                     (3,320,676)                     (3,320,676)
Net Income .............                                                      7,602,217                       7,602,217
                              ---------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 1998      6,794,730    $  6,794,730    $          0    $ 70,450,282    $    834,792    $ 78,079,804
                              =========    ============    ============    ============    ============    ============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO] FLEXSTEEL INDUSTRIES, INC.
       --------------------------
       STATEMENTS OF CASH FLOWS

                                                            FOR THE YEARS ENDED JUNE 30,
                                                   --------------------------------------------
                                                       1998            1997             1996
                                                   ------------    ------------    ------------
OPERATING ACTIVITIES:
Net income .....................................   $  7,602,217    $  6,048,434    $  4,502,170
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation ................................      5,400,025       5,129,246       4,619,511
   (Gain) Loss on disposition of capital assets           7,106        (646,050)        (83,878)
   Trade receivables ...........................     (3,373,811)        688,561      (1,559,124)
   Inventories .................................        378,258         637,112        (161,183)
   Other current assets ........................        173,387         256,487         112,503
   Other assets ................................        223,450        (980,666)       (544,369)
   Accounts payable - trade ....................      1,947,346         271,130      (1,182,759)
   Accrued liabilities .........................      1,082,712       2,244,775         809,535
   Deferred compensation .......................          8,107          74,571          29,518
   Deferred income taxes .......................       (165,000)       (610,000)        (10,000)
                                                   ------------    ------------    ------------
Net cash provided by
   operating activities ........................     13,283,797      13,113,600       6,531,924
                                                   ------------    ------------    ------------

INVESTING ACTIVITIES:
   Payment for purchase of business assets .....                     (6,933,951)
   Purchases of investments ....................     (7,231,401)     (1,517,439)     (4,178,560)
   Proceeds from sales of investments ..........      2,669,563       5,747,488       3,691,972
   Proceeds from sales of capital assets .......        104,050       1,112,201          91,818
   Capital expenditures ........................     (2,392,365)     (5,273,317)     (3,297,623)
                                                   ------------    ------------    ------------
Net cash used in investing activities ..........     (6,850,153)     (6,865,018)     (3,692,393)
                                                   ------------    ------------    ------------

FINANCING ACTIVITIES:
   Repayment of borrowings .....................       (360,000)       (360,000)       (360,000)
   Payment of dividends ($0.48 per share) ......     (3,340,152)     (3,374,005)     (3,452,124)
   Proceeds from issuance of common stock ......        514,417         184,552         383,237
   Repurchase of common stock ..................     (2,228,975)     (2,121,544)     (1,311,439)
                                                   ------------    ------------    ------------
Net cash used in financing activities ..........     (5,414,710)     (5,670,997)     (4,740,326)
                                                   ------------    ------------    ------------

Increase (decrease) in cash and cash equivalents      1,018,934         577,585      (1,900,795)
Cash and cash equivalents at beginning of year .      4,445,327       3,867,742       5,768,537
                                                   ------------    ------------    ------------
Cash and cash equivalents at end of year .......   $  5,464,261    $  4,445,327    $  3,867,742
                                                   ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for
     Interest ..................................   $     90,000    $    103,000    $    123,000
     Income taxes ..............................   $  4,405,000    $  3,640,000    $  1,927,000


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO] FLEXSTEEL INDUSTRIES, INC.
       --------------------------
       NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS - Flexsteel Industries, Inc. (the Company) manufactures a broad line of quality upholstered furniture for residential, recreational vehicle and commercial seating use. Products include sofas, love seats, chairs, reclining and rocker-reclining chairs, swivel rockers, sofa beds, and convertible bedding units. The Company's products are sold primarily throughout the United States and Canada, by the Company's internal sales force and various independent representatives.

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

    REVENUE RECOGNITION - is upon delivery of product.

    INSURANCE - the Company is self-insured for health care and most worker's compensation up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its comprehensive general, product, and vehicle liability policies, as well as some worker's compensation, and has provided a letter of credit in the amount of $1,491,000. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

    INCOME TAXES - deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

    COMPREHENSIVE INCOME - in June 1997, the Financial Accounting Standards Board issued Statement No. 130, REPORTING COMPREHENSIVE INCOME (SFAS 130). SFAS 130 requires the disclosure of comprehensive income and its components in the general-purpose financial statements. During 1998, the Company adopted this standard, which is reflected in the accompanying Statements of Comprehensive Income.

    SEGMENT AND RELATED INFORMATION - in June 1997, the Financial Accounting Standards Board issued Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (SFAS 131). SFAS 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments. During 1998, the Company adopted this standard. Under the "management approach" methodology prescribed by SFAS 131, the Company operates in one segment, seating products.

    ACQUISITION - on March 18, 1997 the Company announced the acquisition of certain assets of Dygert Seating, Inc. and the related production facilities in Elkhart, Indiana for $6,933,951. The purchase included accounts receivable of approximately $1,573,000, inventory of approximately $1,540,000, and fixed and other current assets of approximately $3,821,000.

    RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the 1998 presentation. These reclassifications had no impact on net income or shareholders' equity as previously reported.

2.  INVESTMENTS
    Debt and equity securities are included in Investments and in Other Assets, at fair value based on quoted market prices, and are classified as available for sale. The amortized cost and estimated market values of investments are as follows:
                               June 30, 1998                 June 30, 1997
                        ---------------------------    -------------------------
                            Debt           Equity         Debt         Equity
                         Securities      Securities    Securities    Securities
                        ---------------------------    -------------------------
    Amortized Cost      $ 10,780,529    $ 2,202,952    $ 5,505,167   $ 2,315,994
    Unrealized gains
    (losses)                  44,668      1,277,629        (27,689)      904,344
                        ------------    -----------    -----------   -----------
    Est. Market Value   $ 10,825,197    $ 3,480,581    $ 5,477,478   $ 3,220,338
                        ============    ===========    ===========   ===========

    As of June 30, 1998, the maturities of debt securities are $5,040,045 within one year, $4,134,757 in one to five years, and $1,650,395 over five years.

3.  INVENTORIES
    Inventories valued on the LIFO method would have been approximately $2,331,000 and $2,001,000 higher at June 30, 1998 and 1997, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:
                                                     June 30,
                                           ----------------------------
                                               1998            1997
                                           ------------    ------------
   Raw materials .......................   $ 13,538,911    $ 13,529,232
   Work in process and finished parts ..      7,227,558       7,689,051
   Finished goods ......................      5,840,827       5,767,271
                                           ------------    ------------
      Total ............................   $ 26,607,296    $ 26,985,554
                                           ============    ============

4.  PROPERTY, PLANT AND EQUIPMENT
                                                           June 30,
                                     Estimated    ---------------------------
                                    Life (Years)       1998           1997
                                    -----------   ------------   ------------
    Land ..........................               $  1,642,422   $  1,642,422
    Buildings and
       improvements ...............    3 - 39       24,929,545     24,485,437
    Machinery and
       equipment ..................    3 - 10       28,655,104     28,024,677
    Delivery equipment ............    2 - 9        13,894,648     13,818,489
    Furniture and fixtures ........    3 - 5         5,307,217      5,205,537
                                                  ------------   ------------
       Total ......................                 74,428,936     73,176,562
     Less accumulated
       depreciation ...............                 51,333,347     46,962,157
                                                  ------------   ------------
       Net ........................               $ 23,095,589   $ 26,214,405
                                                  ============   ============
5.  BORROWINGS
    The Company is obligated for $1,950,000 for Industrial Revenue Bonds at June 30, 1998 which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for years ended June 30, 1998, 1997 and 1996 of 4.06%, 3.94% and 4.13%, respectively, and are due in annual installments of $325,000 through 2004, if not paid earlier upon demand of the holder. The Company has issued a letter of credit to guarantee the payment of these bonds in the event of default. No amounts were outstanding on this letter at June 30, 1998.

6.  INCOME TAXES
    The total income tax provision for the years ended June 30, 1998, 1997, and 1996 was 34.0%, 36.2% and 36.2% respectively, of income before income taxes. In 1998 the effective rate was reduced by 2.2% for nontaxable life insurance proceeds of $720,000.

    PROVISION - COMPRISED OF THE FOLLOWING:
                                        1998         1997         1996
                                     ----------   ----------   ----------
    Federal - current .......        $3,580,000   $3,528,000   $2,240,000
    State - current .........           510,000      507,000      320,000
    Deferred ................          (165,000)    (610,000)     (10,000)
                                     ----------   ----------   ----------
       Total ................        $3,925,000   $3,425,000   $2,550,000
                                     ==========   ==========   ==========

    DEFERRED INCOME TAXES - COMPRISED OF THE FOLLOWING:
                                             June 30, 1998       June 30, 1997
                                           Asset (Liability)   Asset (Liability)
                                           -----------------   -----------------
    Asset allowances ......................   $   805,000         $ 1,025,000
    Deferred compensation .................     1,130,000           1,126,000
    Other accruals and allowances .........     1,940,000           1,756,000
    Excess of tax over book depreciation ..    (1,090,000)         (1,287,000)
                                              -----------         -----------
      Total ..............................    $ 2,785,000         $ 2,620,000
                                              ===========         ===========
7.  CREDIT ARRANGEMENTS
    The Company has lines of credit of $5,700,000 with banks for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such line, the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings during 1998 or 1997.

8.  SHAREHOLDERS' EQUITY
    The Company has authorized 60,000 shares of cumulative, $50 par value preferred stock and 700,000 shares of undesignated, $1 par value (subordinated) stock, none of which is outstanding.

9.  EARNINGS PER SHARE
    In 1997, the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS 128 requirements.
                                            1998         1997         1996
                                         ----------   ----------   ----------
    Basic Earnings Per Share:
    Income available to common
      shareowners                        $7,602,217   $6,048,434   $4,502,170
    Weighted average shares
      outstanding                         6,959,310    7,024,021    7,172,299
                                         ----------   ----------   ----------
    Earnings Per Share - Basic           $     1.09   $     0.86   $     0.63
                                         ==========   ==========   ==========
    Diluted Earnings Per Share:
    Income available to common
      shareowners                        $7,602,217   $6,048,434   $4,502,170
                                         ----------   ----------   ----------
    Weighted average shares
      outstanding                         6,959,310    7,024,021    7,172,299
    Dilutive shares issuable in con-
      nection with stock option plans       418,145      339,820      245,920
    Less shares purchasable with proceeds  (342,297)    (291,946)     230,144)
                                         ----------   ----------   ----------
    Total Shares                          7,035,158    7,071,895    7,188,075
                                         ----------   ----------   ----------
    Earnings Per Share - Diluted         $     1.08   $     0.86   $     0.63
                                         ==========   ==========   ==========

    Options to purchase 82,360 shares of common stock at a range of $14.875 to $15.75 were outstanding during 1998 but were not included in the computation of the diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

10. STOCK OPTIONS
    The Company has stock option plans for key employees and directors that provide for the granting of incentive and nonqualified stock options. Under the plans, options are granted at an exercise price equal to the fair market value of the underlying common stock at the date of grant, and may be exercisable for up to 10 years. All options are exercisable when granted. At June 30, 1998, 241,065 shares were available for future grants. The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans, as permitted under Financial Accounting Standards Board Statement No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS 123). Accordingly, no compensation cost has been recognized for its stock option plans. Had the compensation cost for the Company's incentive stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated on next page:

                                    1998        1997         1996
                                -----------  -----------  -----------
    Net Income     As reported  $ 7,602,217  $ 6,048,434  $ 4,502,170
                   Pro forma      7,462,506    5,907,480    4,365,091
    Earnings per share:
     Basic         As reported         1.09         0.86         0.63
                   Pro forma           1.07         0.84         0.61
     Diluted       As reported         1.08         0.86         0.63
                   Pro forma           1.06         0.84         0.61

    The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 4.2%, 4.6% and 4.4%; expected volatility of 26.3%, 27.3% and 28.2%; interest rates of 6.8%, 6.9% and 6.8%; and an expected life of 10 years on all options.
    A summary of the status of the Company's stock option plans as of June 30, 1998, 1997 and 1996 and the changes during the years ending on those dates is presented below:
                                      Shares      Price Range
                                      -------   ---------------
    June 30, 1995 Outstanding .....   276,670   $10.50 - 15.75
    Granted .......................    91,950        11.25
    Cancelled .....................   (26,140)   10.50 - 14.875
                                      -------
    June 30, 1996 Outstanding .....   342,480    10.50 - 15.75
    Granted .......................   103,400    10.25 - 12.75
    Exercised .....................    (6,800)   10.25 - 10.50
    Cancelled .....................    (6,400)   10.50 - 14.875
                                      -------
    June 30, 1997 Outstanding .....   432,680    10.25 - 15.75
    Granted .......................    88,775    11.44 - 12.66
    Exercised .....................   (10,250)   10.25 - 12.75
    Cancelled .....................   (10,700)   10.25 - 15.75
                                      -------
    June 30, 1998 Outstanding .....   500,505   $10.25 - 15.75
                                      =======

    Significant option groups outstanding at June 30, 1998 and related weighted-average exercise price and remaining life information follows:

                                          Weighted-Average
                                       ----------------------
         Grant            Options      Exercise   Remaining
          Date          Outstanding     Price    Life (Years)
    -----------------   -----------    --------  ------------
    December 12, 1991      61,210       10.500       1.4
    July 6, 1993           74,360       14.875       2.9
    July 28, 1994          75,560       10.500       6.0
    August 16, 1995        81,950       11.250       7.1
    July 30, 1996          90,050       10.250       8.1
    November 7, 1997       83,375       11.438       9.3
    All other              34,000       13.008       6.8
                          -------
    Total                 500,505
                          =======

11. PENSION AND RETIREMENT PLANS
    The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multiemployer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,373,000 in 1998, $1,352,000 in 1997 and $1,326,000 in 1996 including $311,000 in 1998, $300,000 in 1997 and $287,000 in 1996 for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 4% of each covered employee's wages.
    The Company's matching contribution for the retirement savings plans is 25%
    - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multi-employer defined benefit pension plans administered by others under collective bargaining agreements were $1,184,000 in 1998, $1,102,000 in 1997 and $1,135,000 in 1996.

12. MANAGEMENT INCENTIVE PLAN
    The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment with 33 1/3% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 35,459 and 31,053 shares were awarded, and the amounts charged to income were $406,000 and $365,000 in 1998 and 1997 respectively. No shares were awarded in 1996. At June 30, 1998, 312,798 shares were available for future grants.

13. SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION
    (UNAUDITED - in thousands of dollars, except per share amounts)

                                             Quarters
                             --------------------------------------
                               1st       2nd        3rd       4th
                             -------   -------    -------   -------
    1998:
     Net Sales ............  $55,159   $56,260    $62,090   $62,616
     Gross Profit .........   11,292    11,947     13,773    13,768
     Net Income ...........    1,030     2,100(1)   2,106     2,366
     Earnings Per Share:
      Basic ...............     0.15      0.30       0.30      0.34
      Diluted .............     0.15      0.30       0.30      0.33
     Dividends Per Share ..     0.12      0.12       0.12      0.12
   * Market Price
      High ................   12 7/8    14 1/8     14 5/8        15
      Low .................   11 5/8    11 1/4         12        12

(1) Includes a non-taxable gain from life insurance proceeds of approximately $720,000.

                                             Quarters
                             --------------------------------------
                               1st       2nd        3rd        4th
                             -------   -------    -------    -------
    1997:
     Net Sales ............  $52,019   $50,552    $56,803    $60,053
     Gross Profit .........   11,374    10,775     11,802     12,387
     Net Income ...........    1,462     1,203      1,686(1)   1,697
     Earnings Per Share:
      Basic ...............     0.21      0.17       0.24       0.24
      Diluted .............     0.21      0.17       0.24       0.24
     Dividends Per Share        0.12      0.12       0.12       0.12
   * Market Price
      High.................       12    13 3/4     13 5/8     12 1/2
      Low..................   10 1/4    11 1/2     10 3/4     10 1/2

(1) Includes a gain on the sale of the Sweetwater, Tennessee facility of approximately $350,000.

 * Reflects the market price as quoted by the National Association of Securities Dealers, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

                                     GENERAL
    The following analysis of the results of operations and financial condition of Flexsteel Industries, Inc. (the Company) should be read in conjunction with the financial statements and related notes included elsewhere in this document.

                              RESULTS OF OPERATIONS
    The following table has been prepared as an aid in understanding the Company's results of operations on a comparative basis for the years ended June 30, 1998, 1997 and 1996. Amounts presented are percentages of the Company's net sales.
                                 For the Years Ended June 30,
                                 ----------------------------
                                   1998      1997     1996
                                  -----     -----     -----
Net Sales                         100.0%    100.0%    100.0%
Cost of goods sold                 78.5      78.9      78.8
                                  -----     -----     -----
Gross margin                       21.5      21.1      21.2
Selling, general &
   administrative expense          17.3      17.5      18.2
                                  -----     -----     -----
Operating income                    4.2       3.6       3.0
Other income, net                    .7        .7        .4
                                  -----     -----     -----
Income before income taxes          4.9       4.3       3.4
Income tax expense                  1.7       1.5       1.2
                                  -----     -----     -----
Net income                          3.2%      2.8%      2.2%
                                  =====     =====     =====

                       FISCAL 1998 COMPARED TO FISCAL 1997
    Net sales for 1998 increased by $16,699,000 or 8% compared to 1997. Residential sales volume increased $5,647,000 or 4%. Recreational vehicle seating sales increased $9,293,000 or 14%. Approximately $7,026,000 of this increase relates to the acquisition of certain assets of Dygert Seating, Inc. in March 1997. Commercial volume increased $1,759,000 or 8%.
    Gross margin increased $4,442,000 to $50,780,000 or 21.5% of sales, in 1998, from $46,338,000 or 21.1% in 1997. The gross margin increase was due to improved utilization of available production capacity and changes in product mix.
    Selling, general and administrative expenses as a percentage of sales were 17.3% and 17.5% for 1998 and 1997, respectively. The cost percentage decrease was due to management's control of fixed costs.
    Net other income was $1,659,000 in 1998 and $1,585,000 for 1997. Each year contains amounts which are non-recurring in nature. During the second quarter of 1998 the Company realized a non-taxable gain on the proceeds of life insurance of $720,000. In fiscal year 1997, the Company sold its production facility in Sweetwater, Tennessee which resulted in a gain of $550,000 before income taxes.
    The effective tax rate in 1998 was 34.0% compared to 36.2% in 1997. The lower effective income tax rate is attributable to the non-taxable gain on the proceeds of life insurance.
    The above factors resulted in 1998 fiscal year earnings of $7,602,000 or $1.09 per share (basic) compared to $6,048,000 or $0.86 per share (basic) in fiscal 1997, a net increase of $1,554,000 or $0.23 per share.

                       FISCAL 1997 COMPARED TO FISCAL 1996
    Net sales for 1997 increased by $14,418,000 or 7% compared to 1996. Residential sales volume increased $4,960,000 or 4%. Recreational vehicle seating sales increased $6,481,000 or 11%. Approximately $6,200,000 of this increase related to the acquisition of Dygert Seating, Inc. Commercial volume increased by $2,977,000 or 16%.
    Cost of goods sold for fiscal 1997 increased by $11,638,000 as compared to 1996 due to the volume increase. Gross margin was 21.1% and 21.2% in 1997 and 1996, respectively.
    Selling, general and administrative expenses increased by $1,171,000 due primarily to the Dygert acquisition and volume related increases in variable expenses. Selling, general and administrative expenses, as a percentage of sales, decreased from 18.2% in fiscal 1996 to 17.5% in fiscal 1997. This percentage decrease reflects the Company's ability to control fixed costs in relation to the increased volume.
    Interest and other income increased by $799,000 during 1997, primarily due to a gain of approximately $550,000 on the sale of the Sweetwater, Tennessee facility.
    The above factors resulted in 1997 fiscal year earnings of $6,048,000 or $0.86 per share (basic) compared to $4,502,000 or $0.63 per share (basic) in fiscal 1996, a net increase of $l,546,000 or $0.23 per share.

                         LIQUIDITY AND CAPITAL RESOURCES
    Working capital at June 30, 1998 is $50,549,000 which includes cash, cash equivalents and investments of $15,342,000. Working capital increased by $6,192,000 from the June 30, 1997 amount.
    Net cash provided by operating activities was $13,284,000, $13,114,000 and $6,532,000 in 1998, 1997 and 1996, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts.
    Capital expenditures were $2,392,000, $5,273,000 and $3,298,000 for 1998,
1997 and 1996, respectively. These expenditures were for manufacturing and delivery equipment. In addition, during fiscal 1997, $6,934,000 was used to purchase assets of Dygert Seating, Inc. Projected capital spending for fiscal 1999 is $7,500,000, with approximately $2,000,000 for expansion of our Dublin, Georgia facility. The remainder of the projected capital expenditures will be manufacturing and delivery equipment. The funds for projected capital expenditures are expected to be provided by cash generated from operations and available cash.
    Financing activities utilized net cash of $5,415,000, $5,671,000 and $4,740,000 in 1998, 1997 and 1996, respectively. During 1996, the Company's Board of Directors approved the repurchase of up to 500,000 shares of the Company's common stock. Under that authority the Company repurchased 176,489, 186,345 and 132,453 shares of its outstanding common stock during 1998, 1997 and 1996, respectively. The Board of Directors may consider the purchase of additional shares of the Company's common stock from time to time based on market valuation of the stock. It is anticipated that such a buy back would be funded by cash generated by operations and available cash. Dividend payments were $0.48 per share in each year.

The Board of Directors determines dividend levels based on the Company's ability to pay its obligation, capital expenditure requirements and other related factors. The Company has paid dividends on its common stock for 226 consecutive quarters and expects to continue regular dividend payments. As of June 30, 1998 there were approximately 2,300 shareholders of the Company's outstanding common stock.

                             FINANCING ARRANGEMENTS
    The Company has lines of credit of $5,700,000 with banks for short-term borrowings, which have not been utilized since 1979. The Company has outstanding borrowings of $1,950,000 in the form of variable rate demand industrial development revenue bonds. During fiscal 1998, the weighted average interest rate on the industrial development revenue bonds was 4.06%.

                                      OTHER

   Year 2000 Issue - The Company has been modifying its computer information systems to ensure the proper processing of transactions relating to the year 2000 and beyond. The Company has also reviewed its computer-dependent manufacturing activities and necessary hardware and software changes are being made. The Company expects its year 2000 conversion projects to be completed by June 30, 1999. The conversion costs are not expected to be material to the financial statements and will be accomplished using existing employees. The Company is communicating with major suppliers to emphasize that operations must continue without interruption through January 1, 2000. However, there can be no assurances that systems of other companies, on which the Company's systems rely, will be converted in a timely manner or that any failure to convert by another company would not have an adverse effect on the Company's system.

                            ACCOUNTING PRONOUNCEMENTS
    In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, which requires additional reporting disclosures related to employer pension plans. The provisions of this statement will be effective for the Company beginning July 1, 1998, and are not expected to have a material effect on its results of operations or financial position.

                           FORWARD-LOOKING STATEMENTS
    Cautionary Statement Relevant to Forward-Looking Information for the Purpose of "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995 - The Company and its representatives may from time to time make written or oral forward-looking statements with respect to long-term goals of the Company, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders.
    Statements, including those in this report, which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities, Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risk and uncertainty. Some of the factors that could affect results are the effectiveness of new product introductions, the product mix of our sales, the cost of raw materials, the amount of sales generated and the profit margins thereon or volatility in the major markets, competition and general economic conditions.
    The Company specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

--------------------------------------------------------------------------------

[PHOTO]
OUTSTANDING SOFA DESIGN FEATURES "SLEIGH-BED" ARMS; A SCROLLED-LEG COFFEE TABLE, ALSO FROM FLEXSTEEL, IS A BEAUTIFUL COMPANION PIECE.

 PLANT LOCATIONS                       DIRECTORS AND OFFICERS                        NOMINATING & COMPENSATION COMMITTEE
*Flexsteel Industries, Inc.            Jack B. Crahan                                L. Bruce Boylen, Chairman
 DUBUQUE, IOWA 52001                     CHAIRMAN OF THE BOARD OF DIRECTORS          John R. Easter
 (319) 556-7730                        K. Bruce Lauritsen                            Thomas E. Holloran
 P. M. Crahan, General Manager           PRESIDENT
                                         CHIEF EXECUTIVE OFFICER                     MARKETING COMMITTEE
 Flexsteel Industries, Inc.              DIRECTOR                                    John R. Easter, Chairman
 DUBLIN, GEORGIA 31040                 Edward J. Monaghan                            L. Bruce Boylen
 (912) 272-6911                          EXECUTIVE VICE PRESIDENT                    Art D. Richardson
 M. C. Dixon, General Manager            CHIEF OPERATING OFFICER
                                         DIRECTOR                                    TRANSFER AGENT AND REGISTRAR
 Flexsteel Industries, Inc.            James R. Richardson                           Norwest Capital Resources
 LANCASTER, PENNSYLVANIA 17604           SENIOR VICE PRESIDENT, MARKETING            P. O. Box 738
 (717) 392-4161                          DIRECTOR                                    South St. Paul,
 T. P. Fecteau, General Manager        Jeffrey T. Bertsch                            Minnesota 55075-0738
                                         VICE PRESIDENT
 Flexsteel Industries, Inc.              DIRECTOR                                    GENERAL COUNSEL
 RIVERSIDE, CALIFORNIA 92504           L. Bruce Boylen                               Irving C. MacDonald
 (909) 354-2440                          RETIRED VICE PRESIDENT                      Minneapolis, Minnesota
 T. D. Burkart, General Manager          FLEETWOOD ENTERPRISES, INC.                 O'Connor and Thomas, P.C.
                                         DIRECTOR                                    Dubuque, Iowa
 Flexsteel Industries, Inc.            Patrick M. Crahan
 NEW PARIS, INDIANA 46553                VICE PRESIDENT                              NATIONAL OVER THE COUNTER
 (219) 831-4050                          DIRECTOR                                    NASDAQ Symbol - FLXS
 G. H. Siemer, General Manager         John R. Easter
                                         RETIRED VICE PRESIDENT                      ANNUAL MEETING
 Wood Products Division                  SEARS, ROEBUCK & COMPANY                    Tuesday,
 HARRISON, ARKANSAS 72601                DIRECTOR                                    December 15, 1998, 3:30 p.m.
 (501) 743-1101                        Thomas E. Holloran                            The Marquette
 M. J. Feldman, General Manager          PROFESSOR, GRADUATE SCHOOL OF               710 Marquette Avenue, 3rd floor
                                         BUSINESS, UNIVERSITY OF ST. THOMAS          Minneapolis, Minnesota 55402
 Metal Division                          ST. PAUL, MINNESOTA
 DUBUQUE, IOWA 52001                     DIRECTOR                                    AFFIRMATIVE ACTION POLICY
 (319) 556-7730                        Art D. Richardson                             It is the policy of Flexsteel
 J. E. Gilbertson, General Manager       RETIRED SENIOR VICE PRESIDENT               Industries, Inc. that all employees
                                         FLEXSTEEL INDUSTRIES, INC.                  and potential employees shall be
 Commercial Seating Division             DIRECTOR                                    judged on the basis of
 STARKVILLE, MISSISSIPPI 39760         Carolyn T. B. Bleile                          qualifications and ability, without
 (601) 323-5481                          VICE PRESIDENT                              regard to age, sex, race, creed,
 S. P. Salmon, General Manager         Thomas D. Burkart                             color or national origin in all
                                         SENIOR VICE PRESIDENT, VEHICLE SEATING      personnel actions. No employee or
 Dygert Seating Division               Kevin F. Crahan                               applicant for employment shall
 ELKHART, INDIANA 46515                  VICE PRESIDENT                              receive discriminatory treatment
 (219) 262-4675                        Keith R. Feuerhaken                           because of physical or mental
 D. L. Dygert, General Manager           VICE PRESIDENT                              disability in regard to any position
                                       James E. Gilbertson                           for which the employee or applicant
 Vancouver Distribution Center           VICE PRESIDENT                              for employment is qualified.
 VANCOUVER, WASHINGTON 98668           James M. Higgins                              Employment opportunities and job
 (206) 696-9955                          VICE PRESIDENT, COMMERCIAL SEATING          advancement opportunities will be
 R. Heying, Supervisor                 Ronald J. Klosterman                          provided for qualified disabled
                                         VICE PRESIDENT, FINANCE                     veterans and veterans of the Vietnam
 * EXECUTIVE OFFICES                     CHIEF FINANCIAL OFFICER                     era. This policy is consistent with
                                         SECRETARY                                   the Company's plan for 'Affirmative
                                       Michael A. Santillo                           Action' in implementing the intent
PERMANENT SHOWROOMS                      VICE PRESIDENT                              and provisions of the various laws
Dubuque, Iowa                                                                        relating to employment and
High Point, North Carolina             EXECUTIVE COMMITTEE                           non-discrimination.
San Francisco, California              Jack B. Crahan, Chairman
                                       Jeffrey T. Bertsch                            ANNUAL REPORT ON FORM 10-K AVAILABLE
                                       Patrick M. Crahan                             A copy of the Company's annual
-------------------------              K. Bruce Lauritsen                            report on Form 10-K, as filed with
VISIT US ON THE INTERNET               Edward J. Monaghan                            the Securities and Exchange
http://flexsteel.com                   James R. Richardson                           Commission, can be obtained without
-------------------------                                                            charge by writing to: Office of the
                                       AUDIT & ETHICS COMMITTEE                      Secretary, Flexsteel Industries,
                                        Thomas E. Holloran, Chairman                  Inc., P. O. Box 877, Dubuque, Iowa
                                       John R. Easter                                52004-0877.
                                       Art D. Richardson

                                       [LOGO] FLEXSTEEL(R)
                                              AMERICA'S SEATING SPECIALISTS            (C)1998 FLEXSTEEL INDUSTRIES, INC.

[PHOTO]

                                              Photos courtesy of Holiday Rambler

Motor homes are more luxurious than ever, with more homelike amenities. This is beautifully exemplified by the 1999 Endeavor(R) Diesel motor home by Holiday Rambler(R) The maker says the Endeavor(R) offers more of the performance, beauty and luxury buyers seeking when they step up to a Diesel motor coach.

[PHOTO]

Buyers have a wide choice of floor plans, interior color schemes, appliances, and furnishings. Not the least of these are the choices in Flexsteel seating. Standard are handsome leather-faced captain's chairs. Other furnishings include sleepers and swivel or reclining chairs, many also with leather facings.

--------------------------------------------------------------------------------


[LOGO] FLEXSTEEL(R)
       AMERICA'S SEATING SPECIALISTS
------------------------------------
P.O. BOX 877 * DUBUQUE IA 52004-0877