Form 10-K, Exhibit 13
period 1999-06-30
FLEXSTEEL INDUSTRIES INC
filed 1999-09-29
CIK 37472

EXHIBIT 13

                        FLEXSTEEL INDUSTRIES INCORPORATED

                                                                   ANNUAL REPORT
                                                 FISCAL YEAR ENDED JUNE 30, 1999

                                                       IMPACT FOR THE MILLENNIUM

[PHOTO OF FURNITURE]

[COMPANY LOGO]

                              FINANCIAL HIGHLIGHTS

[AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA]

Year Ended June 30,                1999        1998        1997
                                 --------    --------    --------
  Net Sales .................    $260,519    $236,125    $219,427
  Operating Income ..........      15,398       9,868       7,888
  Income Before Income Taxes       16,217      11,527       9,473
  Net Income ................      10,317       7,602       6,048

Per Share of Common Stock:
  Average Shares Outstanding:
    Basic ...................       6,775       6,959       7,024
    Diluted .................       6,850       7,035       7,072

  Earnings: (1)
    Basic ...................        1.52        1.09        0.86
    Diluted .................        1.51        1.08        0.86

  Cash Dividends ............        0.48        0.48        0.48

At June 30,
  Working Capital ...........      50,210      50,549      44,357
  Net Plant and Equipment ...      25,912      23,096      26,214
  Total Assets ..............     112,684     104,673      99,173
  Shareholders' Equity ......      81,166      78,080      75,238
(1) The earnings per share amounts for 1997 have been restated to comply with Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE.

                                FLEXSTEEL PROFILE

      Begun over a century ago as a midwestern maker of upholstered furniture, Flexsteel is a national presence in the seating industry, utilizing the unitized seat spring which gave the company its name.
      As Flexsteel furniture began to develop a national reputation for quality, the company linked its network of factories with its own fleet of trucks, and direct-to-dealer delivery was soon a Flexsteel hallmark. At the same time, they combined their metal and tailoring expertise to develop fine seating for recreational vehicles. Soon interior designers turned to Flexsteel for large installations, and the company's contract division was born. Today Flexsteel is found in homes, hotels, hospitals, on the road and on the water.

                                  [BAR CHART]

               NET           EARNINGS        BOOK VALUE            RETURN ON
              SALES          PER SHARE       PER SHARE           COMMON EQUITY
              -----          ---------       ----------          -------------
1999      $260,519,000        $1.52            $12.50                13.2%
1998       236,125,000         1.09             11.49                10.1
1997       219,427,000          .86             10.86                 8.2
1996       205,008,000          .63             10.45                 6.1
1995       208,432,000          .73             10.26                 7.3
1994       195,388,000          .95              9.96                10.0
1993       177,271,000          .87              9.57                 9.6
1992       157,916,000          .24              9.17                 2.6
1991       145,566,000          .27              9.34                 2.8
1990       173,547,000          .90              9.66                 9.7


[PHOTO]
[CAPTION: FRONT COVER AND LEFT: A HIT AT RECENT SHOWS AND WITH FLEXSTEEL DEALERS IS THE CONVERSATION SOFA, SUCCESSOR TO THE CRESCENT SOFA. TYPICAL OF TODAY'S ECLECTIC LIFE STYLES IS THE HARMONIZING OF SUCH ELEMENTS AS THE LUSH CHENILLE ON THIS SOFA WITH A LOUNGE CHAIR IN EVER-POPULAR LEATHER. THE GLASS-AND-METAL TABLES COMPLETE THE FRESH UPSCALE SETTING.]

[COMPANY LOGO]

IMPACT FOR THE MILLENNIUM

[PHOTO]
[CAPTION: K. BRUCE LAURITSEN, (L) PRESIDENT & CHIEF EXECUTIVE OFFICER, AND JOHN
R. EASTER, CHAIRMAN OF THE BOARD OF FLEXSTEEL INDUSTRIES]

                               TO OUR SHAREHOLDERS

      Sales for the fiscal year ended June 30, 1999, were $260,519,000, an increase of 10% over revenues of $236,125,000 in the previous fiscal year. Net earnings were $10,317,000 or $1.51 per share (diluted), an increase of 39% over earnings of $7,602,000 or $1.08 per share (diluted) in the last fiscal year. We are very proud of the contributions of management and associates which have made these records possible.

                       HIGHLIGHTS IN RESIDENTIAL FURNITURE

      Our furniture has never looked better. Sales increased 9%, with growth in all areas including independent dealers, national and regional chains and, most importantly, Flexsteel Galleries and Comfort Seating Showrooms.
      Imaginative, attractive innovations in style, comfort, and the use of fabrics draw more customers to Flexsteel every year. We continually study market needs and trends, matching new ideas to the desires of our customers. Leather is still enormously popular, and our new Leather Express program (CENTER PHOTO) assures delivery in two to three weeks.
      We recently added 100,000 square feet of production capacity to our plant in Dublin, Georgia, which will help sustain our focused growth in reclining furniture and recliners.
      During the past year we added 10 new Comfort Seating Showrooms and 21 new Flexsteel Galleries. In addition to being admirable showcases for Flexsteel, these specialized stores provide a pleasant shopping experience and custom-order choice for the consumer, with an emphasis on quality that cannot be achieved in more price-competitive standardized units.

                   HIGHLIGHTS IN RECREATIONAL VEHICLE SEATING

      It was another record year with excellent performance in this important market. As in the residential market, style and comfort contribute to our growth in the market share for motor home and towable trailer seating. Working closely with customers, we've produced such innovations as a new fold-over van bed, and, for motor homes, power footrests and ultra-luxurious sofas.
      Though the market for van conversions seems to have stabilized, our business still increased over the prior year. The benefits from the 1997 acquisition of Dygert Seating are being realized in broader product coverage. Sales in all three of these markets -- vans, towables and motor homes -- remain strong, and the demographics for future growth are encouraging. In addition, our expertise and reputation have opened new doors for us in the market for seating in yachts and high-end boats. Here again, our ability to listen and identify customer needs has helped propel our continuing innovation and diversification.

[PHOTO]
[CAPTION: THIS HANDSOME GROUPING IS ONE OF SIX AVAILABLE FROM OUR
HIGHLY-SUCCESSFUL LEATHER EXPRESS PROGRAM. THE CUSTOMER CAN CHOOSE FROM A SELECTION OF LEATHERS, PREVIOUSLY CUT-AND-SEWN, AND RECEIVE SHIPMENT IN 2 TO 3 WEEKS. IN THIS GROUP, THE COMBINATION OF LEATHER AND FABRIC IS ESPECIALLY EFFECTIVE IN A LODGE-LIKE SETTING.]

                        HIGHLIGHTS IN COMMERCIAL SEATING

      A five-year growth in the hospitality and health care markets has contributed to strong sales through the first three quarters of our fiscal year. While these industries may be taking a momentary breather, we are preparing for future growth by moving contract design and development to Dubuque under seasoned Flexsteel management, increasing our capacity, and speeding responsiveness to the hospitality design community.
      We are also developing exciting new products especially for these markets, such as chairs for Alzheimer's patients and day beds which can be free-standing or integrated into case goods for hotel properties. We are working to increase our market share and are optimistic about our opportunities for growth in both the health care and the hospitality industries.

                           TELLING THE FLEXSTEEL STORY

      Some of the newest Flexsteel designs will be featured not only in national advertising but also in feature stories in consumer magazines. Our Web site continues to draw interest: hits have increased over 100% in the past year. Our dealers are pleased with our new fleet identification program, highlighting the Flexsteel image, for their delivery trucks. See page 4.

                                PASSING THE BATON

      This year saw the retirement from your board of two men who spent decades directing Flexsteel toward its present success. We are indebted to Jack Crahan for his many insights, including Flexsteel's introduction to the important vehicle seating market; and to Art Richardson for the marketing vision which has helped Flexsteel grow from a regional maker of furniture to a nationally-distributed, multi-million dollar company.
      As Jack Crahan retired, long-time board member John Easter was elected Chairman of the Board. The Board also welcomed two new members: Lynn J. Davis, a long-time executive in the communications industry with experience in marketing, manufacturing, and operations; and Marvin M. Stern, a 35-year veteran of retailing.

                         OUTLOOK FOR THE NEW MILLENNIUM

      Positive growth signs still mark the economy: low inflation, high employment, and reasonable interest rates. With sales of both new and existing homes remaining strong, the outlook for home furnishings sales remains excellent. We expect to add 7 new Comfort Seating Showrooms and 30 new Flexsteel Galleries in the coming year.
      We expect our exceptional sales growth to continue in residential furniture, especially leather, in seating for recreational vehicles, and in our commercial contracts, all supported not only by high consumer confidence but also by the Flexsteel name for excellence. Add the continuing enthusiasm of Flexsteel management, sales personnel and associates, and the outlook for increasing the value of your company is excellent.

                                        /s/K. Bruce Lauritsen
                                        K. BRUCE LAURITSEN
                                        PRESIDENT AND
                                        CHIEF EXECUTIVE OFFICER

                                        /s/John Easter
                                        JOHN EASTER
                                        CHAIRMAN OF THE BOARD

[PHOTO]
[CAPTION: COMFORT SEATING SHOWROOMS ARE IDEALLY SUITED FOR HIGH-DENSITY METROPOLITAN AREAS. ATTRACTIVE INTERIORS INCLUDE LIGHTING AND CARPETS SPECIALLY DESIGNED TO DISPLAY THE FULL FLEXSTEEL LINE, CREATE A PLEASING SHOPPING EXPERIENCE, AND INCREASE DEALERS' SALES.]

IMPACT FOR THE MILLENNIUM

COMFORT
WITH STYLE

      Styling at Flexsteel is more exciting than ever, with our 1999 styles drawing highly favorable comment and exceptional sales response. With new collections such as the West Indies group, new styling such as our "conversation sofas" and new offerings in fabrics and accessories, dealers are drawing more Flexsteel customers into their showrooms.
      The conversation sofa is this year's conversation piece, and we have added this shape to five of our most popular styles, including two leather designs. Leather is still high in consumer popularity and our new Leather Express program speeds the customer's selection to her in two to three weeks. By marrying certain frames to previously cut-and-sewn leather, we give custom styling but with extra-fast delivery.
      Our Starkville, MS, plant, is making complete exposed-wood groups with matching tables in many popular styles, including Mission. A highlight this year is our West Indies group (CENTER PHOTO) which has struck a chord for its casualness touched with a suggestion of the exotic. This group has great potential with its matching game table and entertainment center.
      We also import handsome accent tables to enhance many groups. These tables are popular with dealers and home owners alike; they help the consumer complete a room, and help the dealer complete a sale.
      Flexsteel designers continually evolve styles as consumer preferences change. Because today's customer is more likely to prefer a living-room look in a recliner, we offer more upscale, wing-chair recliner styles. Our "Season's Best" sofa promotion offers fabrics especially selected for regional suitability and tastes.

                       COMFORT AND QUALITY: NOT NEGOTIABLE

      Today's furniture shopper is well educated about quality, and Flexsteel has built-in appeal for her with our century-old reputation for quality and our famous lifetime-warranted seat spring.

      Flexsteel's quality means that comfort is a given. We chose the name Comfort Seating Showroom for this proven way for dealers to showcase the complete Flexsteel line because beauty in home fashions is meaningless without Flexsteel comfort and quality. There are now 17 such Showrooms across the nation, some free-standing and others integrated into the dealer's existing installation. Many more are planned, for they have proven to be highly effective in increasing dealer's sales per square foot.

[PHOTO]
[PHOTO]
[PHOTO]
[PHOTO]
[CAPTION: UNIQUE PLANTATION STYLING IN OUR "WEST INDIES" GROUP (CENTER) INCLUDES COORDINATED TABLES. COTTAGE STYLING (TOP) CONTINUES IN POPULARITY. A CHARISMA(R) CHAIR (FAR LEFT) IS PETITELY SCALED, WHILE THE DROP-LEAF COFFEE TABLE (LEFT) INCLUDES STORAGE DRAWERS.]

                                                       IMPACT FOR THE MILLENNIUM

                                                                        VALUE OF
                                                                        AN IMAGE


      Our customers are not limited to buyers of home furnishings. Flexsteel's reputation for seating with quality, style and comfort has made Flexsteel a natural choice for commercial installations such as the health care and hospitality industries. Added to this is Flexsteel's expertise in metal gained by years of making the famous Flexsteel seat spring, highly important to our leadership as a natural source for seating for recreational vehicles.
      We use every modern technique to publicize information about Flexsteel. Visits to our Web site have more than doubled this year. Here customers can learn not only of the various Flexsteel lines, but also of current promotions at Comfort Seating Showrooms or Flexsteel Galleries. Nearly half of Web site audiences are our target audience -- women over 18 years of age.
      THE LADIES HOME JOURNAL chose Flexsteel for its upholstered furniture in its 1999 Model Home for the National Builders' Show, and featured us in two issues. We expect eight to ten other feature stories during the year, and plan full-page ads in four major consumer magazines.
      Changing demographics affect both our presentations and our sales. Our population is older and more aware of quality standards, while the younger professional couple is also quality-savvy and an ideal customer for Flexsteel.
      Our new Fleet Identification Program has been a hit with dealers. This program provides the dealer with everything necessary to add a four-color graphic, highlighting Flexsteel, on the dealer's delivery vehicles. Images are similar to those used on our delivery trailers (CENTER PHOTO). Typically, an in-town vehicle garners sixteen million impressions annually -- at a cost far less than any other advertising medium.

                               CUSTOMER RELATIONS

      With the Flexsteel reputation for quality goes a reputation for service. Our dealer program goes far beyond furnishing materials for creating ads, including vast catalogs of CD images. Retailing experts work with Gallery and Comfort Seating dealers, and our sales personnel are intimately familiar with dealer's needs and preferences.
      In recreational vehicle seating, and in contract furnishings, close customer relations are essential; in the former we work not only with design and comfort elements, but also government-mandated safety standards. In the latter, we must integrate designers' specifications of fabrics and finishes into both factory and customer's schedules. All help buttress our reputation for thoughtful customer service.

[PHOTO]
[PHOTO]
[PHOTO]
[PHOTO]
[CAPTION: SOME TRAVELERS WILL VACATION IN THIS LUXURIOUS FLEETWOOD MOTOR HOME WITH COMFORTABLE SEATING BY FLEXSTEEL (TOP). MOTORISTS ACROSS THE NATION WILL SEE STRIKING NEW FOUR-COLOR GRAPHICS ON FLEXSTEEL TRUCKS (CENTER). HANDSOME NEW FLEXSTEEL RECLINERS WITH UPSCALE DESIGNS ARE POPULAR (RIGHT); FULL-PAGE ADS IN POPULAR MAGAZINES FEATURE BEAUTIFUL FLEXSTEEL (FAR RIGHT).]

IMPACT FOR THE MILLENNIUM

CHALLENGES OF
A DIGITAL AGE

      Creating a crafted product such as upholstered furniture in an age of computerized automation presents unique challenges. Though one of the first to embrace computerized solutions, we have maintained our dedication to the personalized craftsmanship which is integral to Flexsteel quality.
      Modern communications assist with scheduling, customer relations, order taking, and shipping. CAD systems include three-dimensional design capabilities. Our Gerber cutting machines are now supplemented with single-ply cutters. These cutters can quickly lay out and cut fabric for a single chair or sofa, with perfect matching and minimum waste. Better frames are made using CNC routers, while increasing yields of precious raw materials.
      Vertical integration at Flexsteel gives the company a vital synergy between our various seating businesses, as our metal-working expertise meshes with a century of experience in residential seating. In recreational vehicle seating, for example, we not only create beautiful interiors but also meet or exceed all requirements of the Federal Motor Vehicle Safety Standards. Our nationwide network of factories is so planned that production can be shifted from one plant to another as conditions warrant.

                          GOALS FOR THE NEW MILLENNIUM

      The new millennium will see Flexsteel teams intensify their focus on understanding and meeting the needs of home owners and all our customers.
      We continue to develop new ways to reduce lead times in all markets. Designs for recreational vehicles must mesh with automotive model years, while contract interiors must take into consideration individualized finish and fabric specifications. Our creativity, our vertical integration, and our long-term financial stability are assets in our relations with these industries.
      The Flexsteel name is an important asset, and we plan to emphasize brand-name marketing through 23 Comfort Seating Showrooms and 235 Flexsteel Galleries. Knowing the needs of our customers is vital to our success in the coming years. We will continue to listen, to study their needs, to refine our displays and maximize sales per square foot, and to expand the number of exquisite fabrics which we market exclusively to Gallery and Showroom dealers.
      We expect our new millennium to be an exciting one, as we give our customers more beautiful Flexsteel furniture than ever, at the same time enjoying the satisfaction of continued solid growth in all our markets.

[PHOTO]
[PHOTO]
[PHOTO]
[CAPTION: A REASSURING VISTA OF COMFORT GREETS PATIENTS AT THE MEDICAL ASSOCIATES' CLINIC IN DUBUQUE, IOWA, (CENTER). SEATING BY FLEXSTEEL'S COMMERCIAL SEATING DIVISION, WHOSE CONVERTIBLE DAYBED (TOP AND LEFT) HAS BEEN INSTALLED IN A NUMBER OF HOTELS.]

[LOGO]

FLEXSTEEL INDUSTRIES, INC.
FIVE YEAR REVIEW

[ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA]

Year Ended June 30,

                                              1999         1998         1997         1996         1995
                                              ----         ----         ----         ----         ----
                                                                         (1)
SUMMARY OF OPERATIONS

  Net Sales ............................    $260,519     $236,125     $219,427     $205,008     $208,432
  Cost of Sales ........................     200,965      185,345      173,088      161,451      164,231
  Operating Income .....................      15,398        9,868        7,888        6,362        7,509
  Interest and Other Income ............       1,134        2,015        1,931        1,132          924
  Interest and Other Expense ...........         315          356          345          358          372
  Income Before Income Taxes ...........      16,217       11,527        9,473        7,052        8,111
  Income Taxes .........................       5,900        3,925        3,425        2,550        2,900
  Net Income (2) (3) (4) ...............      10,317        7,602        6,048        4,502        5,211
  Earnings per Common Share: (2) (3) (4)
     Basic .............................        1.52         1.09         0.86         0.63         0.73
     Diluted ...........................        1.51         1.08         0.86         0.63         0.72
  Cash Dividends per Common Share ......        0.48         0.48         0.48         0.48         0.48

STATISTICAL SUMMARY

  Average Common Shares Outstanding:
     Basic .............................       6,775        6,959        7,024        7,172        7,178
     Diluted ...........................       6,850        7,035        7,072        7,188        7,205
  Book Value per Common Share ..........       12.50        11.49        10.86        10.45        10.26
  Total Assets .........................     112,684      104,673       99,173       95,874       96,271
  Property, Plant and Equipment, net ...      25,912       23,096       26,214       23,046       24,376
  Capital Expenditures .................       8,398        2,392        5,273        3,298        9,948
  Working Capital ......................      50,210       50,549       44,357       47,376       46,272
  Long-Term Debt .......................           0            0            0           35           70
  Shareholders' Equity .................      81,166       78,080       75,238       74,147       73,824

SELECTED RATIOS

  Net Income as Percent of Sales .......         4.0%         3.2%         2.8%         2.2%         2.5%
  Current Ratio ........................    2.8 TO 1     3.1 to 1     3.1 to 1     3.5 to 1     3.4 to 1
  Return on Ending Common Equity .......        12.7%         9.7%         8.0%         6.1%         7.1%
  Return on Beginning Common Equity ....        13.2%        10.1%         8.2%         6.1%         7.3%
  Average Number of Employees ..........       2,400        2,330        2,320        2,230        2,375


(1) On March 18, 1997, the Company acquired certain assets of Dygert Seating, Inc., and the related production facilities in Elkhart, Indiana, for $6,934,000.
(2) 1997 income and per share amounts reflect a gain on the sale of the Sweetwater, Tennessee facility of approximately $350,000 (net of income taxes) or $0.05 per share.
(3) 1998 income and per share amounts reflect a non-taxable gain from life insurance proceeds of approximately $720,000 or $0.10 per share.
(4) The earnings per share amounts for 1997, 1996, and 1995 have been restated to comply with Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE.

[LOGO]

FLEXSTEEL INDUSTRIES, INC.
REPORTS OF AUDITOR'S AND MANAGEMENT

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

      We have audited the accompanying balance sheets of Flexsteel Industries, Inc. (the Company) as of June 30, 1999 and 1998, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flexsteel Industries, Inc. as of June 30, 1999 and 1998, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

                                        DELOITTE & TOUCHE LLP

                                        MINNEAPOLIS, MINNESOTA
                                        AUGUST 5, 1999


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

                                                              K. BRUCE LAURITSEN
                                                                       PRESIDENT
                                                         CHIEF EXECUTIVE OFFICER

                                                            RONALD J. KLOSTERMAN
                                                         VICE PRESIDENT, FINANCE
                                                         CHIEF FINANCIAL OFFICER
                                                                       SECRETARY

[LOGO]

FLEXSTEEL INDUSTRIES, INC.
BALANCE SHEETS

                                                                          JUNE 30,
                                                                ----------------------------
                                                                    1999            1998
                                                                ------------    ------------
ASSETS

 CURRENT ASSETS:
  Cash and cash equivalents ................................    $  4,886,038    $  5,464,261
  Investments ..............................................       8,967,197       9,877,784
  Trade receivables - less allowance for doubtful
    accounts: 1999, $2,503,000; 1998, $2,198,000 ...........      31,149,416      28,722,752
  Inventories ..............................................      29,503,209      26,607,296
  Deferred income taxes ....................................       3,700,000       2,785,000
  Other ....................................................         461,406         632,730
                                                                ------------    ------------
      Total current assets .................................      78,667,266      74,089,823
PROPERTY, PLANT AND EQUIPMENT, net .........................      25,912,432      23,095,589
OTHER ASSETS ...............................................       8,103,997       7,487,729
                                                                ------------    ------------
                           TOTAL ...........................    $112,683,695    $104,673,141
                                                                ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - trade .................................    $  7,076,729    $  5,792,708
  Accrued liabilities:
    Payroll and related items ..............................       6,735,108       5,448,032
    Insurance ..............................................       6,688,060       5,834,895
    Other accruals .........................................       6,332,412       4,515,177
  Industrial revenue bonds payable .........................       1,625,000       1,950,000
                                                                ------------    ------------
        Total current liabilities ..........................      28,457,309      23,540,812
DEFERRED COMPENSATION ......................................       3,060,670       3,052,525
                                                                ------------    ------------
        Total liabilities ..................................      31,517,979      26,593,337
                                                                ------------    ------------
SHAREHOLDERS' EQUITY:
  Common stock - $1 par value; authorized 15,000,000 shares;
    issued 1999, 6,491,840 shares; 1998, 6,794,730 shares ..       6,491,840       6,794,730
  Retained earnings ........................................      73,718,238      70,450,282
  Unrealized investment gain ...............................         955,638         834,792
                                                                ------------    ------------
              Total shareholders' equity ...................      81,165,716      78,079,804
                                                                ------------    ------------
                           TOTAL ...........................    $112,683,695    $104,673,141
                                                                ============    ============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO]

FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

STATEMENTS OF INCOME

                                                                     FOR THE YEARS ENDED JUNE 30,
                                                          -------------------------------------------------
                                                              1999              1998              1997
                                                          -------------     -------------     -------------

NET SALES ............................................    $ 260,519,459     $ 236,125,280     $ 219,426,736
COST OF GOODS SOLD ...................................      200,965,199       185,345,398       173,088,406
                                                          -------------     -------------     -------------
GROSS MARGIN .........................................       59,554,260        50,779,882        46,338,330
SELLING, GENERAL AND ADMINISTRATIVE ..................       44,156,199        40,911,581        38,450,275
                                                          -------------     -------------     -------------
OPERATING INCOME .....................................       15,398,061         9,868,301         7,888,055
                                                          -------------     -------------     -------------
OTHER:
  Interest and other income ..........................        1,133,814         2,014,982         1,930,527
  Interest and other expense .........................         (315,289)         (356,066)         (345,148)
                                                          -------------     -------------     -------------
    Total ............................................          818,525         1,658,916         1,585,379
                                                          -------------     -------------     -------------
INCOME BEFORE INCOME TAXES ...........................       16,216,586        11,527,217         9,473,434
PROVISION FOR INCOME TAXES ...........................        5,900,000         3,925,000         3,425,000
                                                          -------------     -------------     -------------
NET INCOME ...........................................    $  10,316,586     $   7,602,217     $   6,048,434
                                                          =============     =============     =============

AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING:
    BASIC ............................................        6,774,996         6,959,310         7,024,021
                                                          =============     =============     =============
    DILUTED ..........................................        6,850,115         7,035,158         7,071,895
                                                          =============     =============     =============

EARNINGS PER SHARE OF COMMON STOCK:
    BASIC ............................................    $        1.52     $        1.09     $        0.86
                                                          =============     =============     =============
    DILUTED ..........................................    $        1.51     $        1.08     $        0.86
                                                          =============     =============     =============

STATEMENTS OF COMPREHENSIVE INCOME

                                                                     FOR THE YEARS ENDED JUNE 30,
                                                          -------------------------------------------------
                                                              1999              1998              1997
                                                          -------------     -------------     -------------

NET INCOME ...........................................    $  10,316,586     $   7,602,217     $   6,048,434
                                                          -------------     -------------     -------------
OTHER COMPREHENSIVE INCOME, BEFORE TAX:
  Unrealized gains (losses) on securities arising
    during period ....................................           (1,575)          736,051           643,123
  Less: reclassification adjustment for (gains) losses
    included in net income ...........................          192,338          (313,294)         (121,123)
                                                          -------------     -------------     -------------
Other comprehensive income, before tax ...............          190,763           422,757           522,000
                                                          -------------     -------------     -------------
INCOME TAX BENEFIT (EXPENSE):
Income tax benefit (expense) related to securities
  (gains) losses arising during period ...............              577          (257,618)         (235,811)
Income tax benefit (expense) related to securities
  reclassification adjustment ........................          (70,494)          109,653            44,411
                                                          -------------     -------------     -------------
Income tax expense related to other
  comprehensive income ...............................          (69,917)         (147,965)         (191,400)
                                                          -------------     -------------     -------------
OTHER COMPREHENSIVE INCOME, NET OF TAX ...............          120,846           274,792           330,600
                                                          -------------     -------------     -------------
COMPREHENSIVE INCOME .................................    $  10,437,432     $   7,877,009     $   6,379,034
                                                          =============     =============     =============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO]

FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                    COMMON STOCK               ADDITIONAL                       UNREALIZED
                                    ------------                PAID-IN          RETAINED       INVESTMENT
                               SHARES         PAR VALUE         CAPITAL          EARNINGS       GAIN (LOSS)         TOTAL
                            ------------     ------------     ------------     ------------     ------------     ------------
Balance at June 30, 1996       7,095,044     $  7,095,044     $    556,632     $ 66,266,325     $    229,400     $ 74,147,401
Purchase of
   Company Stock .......        (186,345)        (186,345)        (722,573)      (1,212,626)                       (2,121,544)
Issuance of
   Company Stock .......          18,611           18,611          165,941                                            184,552
Investment Valuation
   Adjustment ..........                                                                             330,600          330,600
Cash Dividends .........                                                         (3,351,414)                       (3,351,414)
Net Income .............                                                          6,048,434                         6,048,434
                            ------------     ------------     ------------     ------------     ------------     ------------
Balance at June 30, 1997       6,927,310        6,927,310                0       67,750,719          560,000       75,238,029
Purchase of
   Company Stock .......        (176,489)        (176,489)        (470,508)      (1,581,978)                       (2,228,975)
Issuance of
   Company Stock .......          43,909           43,909          470,508                                            514,417
Investment Valuation
   Adjustment ..........                                                                             274,792          274,792
Cash Dividends .........                                                         (3,320,676)                       (3,320,676)
Net Income .............                                                          7,602,217                         7,602,217
                            ------------     ------------     ------------     ------------     ------------     ------------
Balance at June 30, 1998       6,794,730        6,794,730                0       70,450,282          834,792       78,079,804
Purchase of
  Company Stock ........        (364,092)        (364,092)        (550,258)      (3,810,916)                       (4,725,266)
Issuance of
  Company Stock ........          61,202           61,202          550,258                                            611,460
Investment Valuation
  Adjustments ..........                                                                             120,846          120,846
Cash Dividends .........                                                         (3,237,714)                       (3,237,714)
Net Income .............                                                         10,316,586                        10,316,586
                            ------------     ------------     ------------     ------------     ------------     ------------
Balance at June 30, 1999       6,491,840     $  6,491,840     $          0     $ 73,718,238     $    955,638     $ 81,165,716
                            ============     ============     ============     ============     ============     ============


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO]

FLEXSTEEL INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS

                                                                           FOR THE YEARS ENDED JUNE 30,
                                                                  ----------------------------------------------
                                                                      1999             1998             1997
                                                                  ------------     ------------     ------------
OPERATING ACTIVITIES:

Net income ...................................................    $ 10,316,586     $  7,602,217     $  6,048,434
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation ..............................................       5,358,482        5,400,025        5,129,246
   (Gain) Loss on disposition of capital assets ..............         134,235            7,106         (646,050)
   Trade receivables .........................................      (2,426,664)      (3,373,811)         688,561
   Inventories ...............................................      (2,895,913)         378,258          637,112
   Other current assets ......................................         171,324          173,387          256,487
   Other assets ..............................................        (616,268)         223,450         (980,666)
   Accounts payable - trade ..................................       1,284,021        1,947,346          271,130
   Accrued liabilities .......................................       3,957,476        1,063,236        2,222,184
   Deferred compensation .....................................           8,145            8,107           74,571
   Deferred income taxes .....................................        (915,000)        (165,000)        (610,000)
                                                                  ------------     ------------     ------------
Net cash provided by
   operating activities ......................................      14,376,424       13,264,321       13,091,009
                                                                  ------------     ------------     ------------

INVESTING ACTIVITIES:

   Payment for purchase of business assets ...................                                        (6,933,951)
   Purchases of investments ..................................      (3,750,686)      (7,231,401)      (1,517,439)
   Proceeds from sales of investments ........................       4,782,119        2,669,563        5,747,488
   Proceeds from sales of capital assets .....................          88,927          104,050        1,112,201
   Capital expenditures ......................................      (8,398,487)      (2,392,365)      (5,273,317)
                                                                  ------------     ------------     ------------
Net cash used in investing activities ........................      (7,278,127)      (6,850,153)      (6,865,018)
                                                                  ------------     ------------     ------------

FINANCING ACTIVITIES:

   Repayment of borrowings ...................................        (325,000)        (360,000)        (360,000)
   Payment of dividends ($0.48 per share) ....................      (3,237,714)      (3,320,676)      (3,351,414)
   Proceeds from issuance of common stock ....................         611,460          514,417          184,552
   Repurchase of common stock ................................      (4,725,266)      (2,228,975)      (2,121,544)
                                                                  ------------     ------------     ------------
Net cash used in financing activities ........................      (7,676,520)      (5,395,234)      (5,648,406)
                                                                  ------------     ------------     ------------

Increase (decrease) in cash and cash equivalents .............        (578,223)       1,018,934          577,585
Cash and cash equivalents at beginning of year ...............       5,464,261        4,445,327        3,867,742
                                                                  ------------     ------------     ------------
Cash and cash equivalents at end of year .....................    $  4,886,038     $  5,464,261     $  4,445,327
                                                                  ============     ============     ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:
     Interest ................................................    $     70,000     $     90,000     $    103,000
     Income taxes ............................................    $  5,644,000     $  4,405,000     $  3,640,000

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

[LOGO]

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

   PROPERTY, PLANT AND EQUIPMENT - is stated at cost and depreciated using the straight-line method. In fiscal year 1999, the Company adopted Statement of Position (SOP) 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. The Company's policy is to capitalize external direct costs of materials and services, directly related internal payroll and payroll-related costs, and interest costs while developing or obtaining internal use software. The amount of software capitalized in 1999 was $216,187.

   REVENUE RECOGNITION - is upon delivery of product.

   INSURANCE - the Company is self-insured for health care and most worker's compensation up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its comprehensive general, product, and vehicle liability policies, as well as some worker's compensation, and has provided a letter of credit in the amount of $1,159,000. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

   INCOME TAXES - deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

   SEGMENT AND RELATED INFORMATION - in June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (SFAS 131). SFAS 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments. During 1998, the Company adopted this standard. Under the "management approach" methodology prescribed by SFAS 131, the Company operates in one segment, seating products.

   DERIVATIVES - in 1998, the FASB issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS 133), which is effective for the Company's fiscal 2001 financial statements. SFAS 133 requires derivatives to be recognized in the financial statements and measured at fair value. The Company does not expect the impact of the pronouncement to be material.

   ACQUISITION - on March 18, 1997 the Company announced the acquisition of certain assets of Dygert Seating, Inc. and the related production facilities in Elkhart, Indiana for $6,933,951. The purchase included accounts receivable of approximately $1,573,000, inventory of approximately $1,540,000, and fixed and other current assets of approximately $3,821,000.

   RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the 1999 presentation. These reclassifications had no impact on net income or shareholders' equity as previously reported.

2. INVESTMENTS

   Debt and equity securities are included in Investments and in Other Assets, at fair value based on quoted market prices, and are classified as available for sale. The amortized cost and estimated market values of investments are as follows:

                              June 30, 1999                June 30, 1998
                        --------------------------   -------------------------
                            Debt         Equity          Debt        Equity
                         Securities    Securities     Securities   Securities
                        --------------------------   -------------------------
   Amortized Cost       $ 9,043,136    $ 2,351,845   $10,780,529   $ 2,202,952
   Unrealized gains
     (losses)               (91,762)     1,571,674        44,668     1,277,629
                        -----------    -----------   -----------   -----------
   Est. Market Value    $ 8,951,374    $ 3,923,519   $10,825,197   $ 3,480,581
                        ===========    ===========   ===========   ===========

   As of June 30, 1999, the maturities of debt securities are $4,010,642 within one year, $4,013,672 in one to five years, and $927,060 over five years.

3. INVENTORIES

   Inventories valued on the LIFO method would have been approximately $2,016,000 and $2,331,000 higher at June 30, 1999 and 1998, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:

                                                             June 30,
                                                   ----------------------------
                                                        1999             1998
                                                   -----------      -----------
   Raw materials.............................      $15,871,466      $13,538,911
   Work in process and finished parts........        7,416,826        7,227,558
   Finished goods............................        6,214,917        5,840,827
                                                   -----------      -----------
      Total..................................      $29,503,209      $26,607,296
                                                   ===========      ===========

4. PROPERTY, PLANT AND EQUIPMENT

                                                          June 30,
                                 Estimated      --------------------------
                                 Life (Years)        1999           1998
                                 -----------    -----------    -----------
   Land .......................                 $ 2,512,715    $ 1,642,422
   Buildings and
      improvements ............     3 - 39       27,294,496     24,929,545
   Machinery and
      equipment ...............     3 - 10       29,306,600     28,655,104
   Delivery equipment .........     3 - 7        14,193,014     13,894,648
   Furniture and fixtures .....     3 - 5         5,313,068      5,307,217
                                                -----------    -----------
      Total ...................                  78,619,893     74,428,936
    Less accumulated
      depreciation ............                  52,707,461     51,333,347
                                                -----------    -----------
      Net .....................                 $25,912,432    $23,095,589
                                                ===========    ===========

5. BORROWINGS

   The Company is obligated for $1,625,000 for Industrial Revenue Bonds at June 30, 1999 which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for years ended June 30, 1999, 1998 and 1997 of 3.70%, 4.06% and 3.94% respectively, and are due in annual installments of $325,000 through 2004, if not paid earlier upon demand of the holder. The Company has issued a letter of credit to guarantee the payment of these bonds in the event of the default. No amounts were outstanding on this letter at June 30, 1999.

6. INCOME TAXES

   The total income tax provision for the years ended June 30, 1999, 1998 and 1997 was 36.4%, 34.0%, and 36.2%, respectively, of income before income taxes. In 1998 the effective rate was reduced by 2.2% for nontaxable life insurance proceeds of $720,000.

   PROVISION - COMPRISED OF THE FOLLOWING:

                            1999           1998            1997
                        -----------    -----------     -----------
   Federal - current    $ 4,285,000    $ 3,580,000     $ 3,528,000
   State - current .        700,000        510,000         507,000
   Deferred ........        915,000       (165,000)       (610,000)
                        -----------    -----------     -----------
      Total ........    $ 5,900,000    $ 3,925,000     $ 3,425,000
                        ===========    ===========     ===========

   DEFERRED INCOME TAXES - COMPRISED OF THE FOLLOWING:

                                          Asset (Liability)
                                   June 30, 1999   June 30, 1998
                                   -------------   -------------
   Asset allowances ............    $   910,000     $   805,000
   Deferred compensation .......      1,130,000       1,130,000
   Other accruals and allowances      2,355,000       1,940,000
   Property, plant and
     equipment .................       (695,000)     (1,090,000)
                                    -----------     -----------
      Total ....................    $ 3,700,000     $ 2,785,000
                                    ===========     ===========

7. CREDIT ARRANGEMENTS

   The Company has lines of credit of $5,700,000 with banks for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such line, the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings during 1999 or 1998.

8. STOCK OPTIONS

   The Company has stock option plans for key employees and directors that provide for the granting of incentive and nonqualified stock options. Under the plans, options are granted at an exercise price equal to the fair market value of the underlying common stock at the date of grant, and may be exercisable for up to 10 years. All options are exercisable when granted. At June 30, 1999, 140,100 shares were available for future grants. The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans, as permitted under FASB Statement No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS 123). Accordingly, no compensation cost has been recognized for its stock option plans. Had the compensation cost for the Company's incentive stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                       1999          1998          1997
                                   -----------    ----------    ----------
   Net Income       As reported    $10,316,586    $7,602,217    $6,048,434
                    Pro forma       10,171,214     7,462,506     5,907,480
   Earnings per share:
   - Basic          As reported          $1.52         $1.09         $0.86
                    Pro forma            $1.50         $1.07         $0.84
   - Diluted        As reported          $1.51         $1.08         $0.86
                    Pro forma            $1.48         $1.06         $0.84

   The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 4.5%, 4.2% and 4.6%; expected volatility of 27.1%, 26.3% and 27.3%; interest rates of 6.8%, 6.8% and 6.9%; and an expected life of 8 to 10 years on all options.

   A summary of the status of the Company's stock option plans as of June 30, 1999, 1998 and 1997 and the changes during the years ending on those dates is presented below:

                                  Shares       Price Range
                                 -------     ---------------
   June 30, 1996 Outstanding     342,480     $10.50 - 15.75
   Granted .................     103,400      10.25 - 12.75
   Exercised ...............      (6,800)     10.25 - 10.50
   Cancelled ...............      (6,400)     10.50 - 14.875
                                 -------
   June 30, 1997 Outstanding     432,680      10.25 - 15.75
   Granted .................      88,775      11.44 - 12.66
   Exercised ...............     (10,250)     10.25 - 12.75
   Cancelled ...............     (10,700)     10.25 - 15.75
                                 -------
   June 30, 1998 Outstanding     500,505      10.25 - 15.75
   Granted .................     106,450      10.50 - 12.75
   Exercised ...............     (34,088)     10.25 - 11.44
   Cancelled ...............     (13,600)     11.13 - 15.75
                                 -------
   June 30, 1999 Outstanding     559,267     $10.25 - 15.75
                                 =======

   Significant option groups outstanding at June 30, 1999 and related weighted-average exercise price and remaining life information follows:

                                          Weighted-Average
                                          ----------------
           Grant          Options      Exercise     Remaining
           Date         Outstanding     Price      Life (Years)
   -----------------    -----------     ------     ------------

   December 12, 1991       32,670       10.500         0.3
   July 6, 1993            74,360       14.875         1.9
   July 28, 1994           72,712       10.500         5.0
   August 16, 1995         81,950       11.250         6.1
   July 30, 1996           88,400       10.250         7.0
   November 7, 1997        82,225       11.438         8.3
   November 2, 1998        96,950       10.500         9.3
   All other               30,000       13.091         6.6
                          -------
   Total                  559,267
                          =======

9.  PENSION AND RETIREMENT PLANS

    The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multiemployer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,427,000 in 1999, $1,373,000 in 1998 and $1,352,000 in 1997 including $330,000 in 1999, $311,000 in 1998 and $300,000 in 1997 for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 4% of each covered employee's wages. The Company's matching contribution for the retirement savings plans is 25% - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multi-employer defined benefit pension plans administered by others under collective bargaining agreements were $1,355,000 in 1999, $1,184,000 in 1998 and $1,102,000 in 1997.

    The Company has an unfunded deferred compensation plan with certain officers providing for fixed benefits upon retirement over fifteen years or until death, whichever is longer. Participants become fully vested at age 59. The Company records a liability for this obligation based on the present value of accumulated plan benefits discounted at 8%. The beginning of the year benefit obligation of $3,052,525 was increased by interest expense of $247,228, service costs of $146,917 and decreased by payments of $386,000, resulting in the end of the year benefit obligation of $3,060,670.

10. MANAGEMENT INCENTIVE PLAN

    The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment, with 331 1/43% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 45,158, 35,459 and 31,053 shares were awarded, and the amounts charged to income were $598,000, $406,000 and $365,000 in 1999, 1998 and 1997, respectively.
    At June 30, 1999, 267,640 shares were available for future grants.

11. SHAREHOLDERS' EQUITY

    The Company has authorized 60,000 shares of cumulative, $50 par value preferred stock and 700,000 shares of undesignated, $1 par value (subordinated) stock, none of which is outstanding.

12. EARNINGS PER SHARE

    In 1997, FASB issued Statement No. 128, EARNINGS PER SHARE (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of stock options. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS 128 requirements.

                                       1999            1998            1997
                                   ------------    ------------    ------------
    Basic Earnings Per Share:
    Income available to common
      shareowners                  $ 10,316,586    $  7,602,217    $  6,048,434
    Weighted average shares
      outstanding                     6,774,996       6,959,310       7,024,021
                                   ------------    ------------    ------------
    Earnings Per Share - Basic     $       1.52    $       1.09    $       0.86
                                   ============    ============    ============
    Diluted Earnings Per Share:
    Income available to common
      shareowners                  $ 10,316,586    $  7,602,217    $  6,048,434
                                   ------------    ------------    ------------
    Weighted average shares
      outstanding                     6,774,996       6,959,310       7,024,021
    Dilutive shares issuable in
      connection with stock
      option plans                      477,907         418,145         339,820
    Less shares purchasable
      with proceeds                    (402,788)       (342,297)       (291,946)
                                   ------------    ------------    ------------
    Total Shares                      6,850,115       7,035,158       7,071,895
                                   ------------    ------------    ------------
    Earnings Per Share - Diluted   $       1.51    $       1.08    $       0.86
                                   ============    ============    ============
    Options to purchase 81,360 shares of common stock at a range of $14.875 to $15.75 were outstanding during 1999 but were not included in the computation of the diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

13. SUPPLEMENTARY QUARTERLY
    FINANCIAL INFORMATION

    (UNAUDITED - in thousands of dollars, except per share amounts)

                                                Quarters
                            -------------------------------------------------
                               1st          2nd          3rd          4th
                            ----------   ----------   ----------   ----------
     1999:
     -----
      Net Sales .........   $   60,053   $   62,575      $68,615   $69,276
      Gross Margin ......       13,150       14,140       15,743    16,521
      Net Income ........        1,795        2,197        2,829     3,496
      Earnings Per Share:

        Basic ...........         0.26         0.32         0.42      0.52
        Diluted .........         0.26         0.32         0.41      0.52
      Dividends Per Share         0.12         0.12         0.12      0.12
   * Market Price
        High ............       14 1/8       13 1/2           14    14 1/8
        Low .............       10 3/8        8 3/4       11 3/8    11 3/4

                                                Quarters
                            -------------------------------------------------
                               1st          2nd          3rd          4th
                            ----------   ----------   ----------   ----------
     1998:
     -----
      Net Sales .........   $   55,159   $   56,260      $62,090   $62,616
      Gross Margin ......       11,292       11,947       13,773    13,768
      Net Income ........        1,030        2,100(1)     2,106     2,366
      Earnings Per Share:
        Basic ...........         0.15         0.30         0.30      0.34
        Diluted .........         0.15         0.30         0.30      0.33
      Dividends Per Share         0.12         0.12         0.12      0.12
   * Market Price
        High ............       12 7/8       14 1/8       14 5/8        15
        Low .............       11 5/8       11 1/4           12        12
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

                              RESULTS OF OPERATIONS

      The following table has been prepared as an aid in understanding the Company's results of operations on a comparative basis for the years ended June 30, 1999, 1998 and 1997. Amounts presented are percentages of the Company's net sales.

                                For the Years Ended June 30,
                                ---------------------------
                                 1999      1998       1997
                                ------    ------     ------
   Net Sales                     100.0%    100.0%    100.0%
   Cost of goods sold             77.1      78.5      78.9
                                 -----     -----     -----
   Gross margin                   22.9      21.5      21.1
   Selling, general &
      administrative expenses     16.9      17.3      17.5
                                 -----     -----     -----
   Operating income                6.0       4.2       3.6
   Other income, net               0.3       0.7       0.7
                                 -----     -----     -----
   Income before income taxes      6.3       4.9       4.3
   Income tax expense              2.3       1.7       1.5
                                 -----     -----     -----
   Net income                      4.0%      3.2%      2.8%
                                 =====     =====     =====

                       FISCAL 1999 COMPARED TO FISCAL 1998

      Net sales for 1999 increased by $24,394,000 or 10% compared to 1998. Residential sales volume increased $12,388,000 or 9%. Vehicle seating sales increased $12,715,000 or 17%. Commercial sales volume decreased $709,000 or 3%.
      Gross margin increased $8,774,000 to $59,554,000, or 22.9% of sales, in 1999, from $50,780,000, or 21.5% in 1998. The gross margin increase was due to improved utilization of available production capacity and changes in product mix.
      Selling, general and administrative expenses as a percentage of sales were 16.9% and 17.3% for 1999 and 1998 respectively. The cost percentage decrease was due to management's continued efforts to control fixed costs as volume increased.
      Net other income was $819,000 in 1999 and $1,659,000 for 1998. During the second quarter of 1998 the Company realized a non-taxable gain on the proceeds of life insurance of $720,000.
      The effective tax rate in 1999 was 36.4% compared to 34.0% in 1998. The lower effective income tax rate in 1998 is attributable to the non-taxable gain on the proceeds of life insurance.
      The above factors resulted in 1999 fiscal year net income of $10,317,000 or $1.51 per share (diluted) compared to $7,602,000 or $1.08 per share (diluted) in fiscal 1998, a net increase of $2,715,000 or $0.43 per share.

                       FISCAL 1998 COMPARED TO FISCAL 1997

      Sales for 1998 increased by $16,699,000 or 8% compared to 1997. Residential sales volume increased $5,647,000 or 4%. Vehicle seating sales increased $9,293,000 or 14%. Approximately $7,026,000 of this increase relates to the acquisition of certain assets of Dygert Seating, Inc. in March 1997. Commercial sales volume increased $1,759,000 or 8%.
      Gross margin increased $4,442,000 to $50,780,000, or 21.5% of sales, in 1998, from $46,338,000, or 21.1% in 1997. The gross margin increase was due to improved utilization of available production capacity and changes in product mix.
      Selling, general and administrative expenses as a percentage of sales were 17.3% and 17.5% for 1998 and 1997 respectively. The cost percentage decrease was due to management's control of fixed costs.
      Net other income was $1,659,000 in 1998 and $1,585,000 for 1997. Each year contains amounts which are non-recurring in nature. During the second quarter of 1998 the Company realized a non-taxable gain on the proceeds of life insurance of $720,000. In fiscal year 1997, the Company sold its production facility in Sweetwater, Tennessee which resulted in a gain of $550,000 before income taxes.
      The effective tax rate in 1998 was 34.0% compared to 36.2% in 1997. The lower effective income tax rate is attributable to the non-taxable gain on the proceeds of life insurance.
      The above factors resulted in 1998 fiscal year net income of $7,602,000 or $1.08 per share (diluted) compared to $6,048,000 or $0.86 per share (diluted) in fiscal 1997, a net increase of $1,554,000 or $0.22 per share.

                         LIQUIDITY AND CAPITAL RESOURCES

      Working capital at June 30, 1999, is $50,210,000 which includes cash, cash equivalents and investments of $13,853,000. Working capital decreased by $339,000 from the June 30, 1998 amount.
      Net cash provided by operating activities was $14,376,000, $13,284,000 and $13,114,000 in 1999, 1998 and 1997, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts.
      Capital expenditures were $8,398,000, $2,392,000 and $5,273,000 for 1999,
   1998 and 1997, respectively. The current year expenditures were incurred primarily for land, manufacturing and delivery equipment and the expansion of our Dublin, Georgia facility. Projected capital spending for fiscal 2000 is $6,000,000, with approximately $1,000,000 for expansion of our Riverside, California facility. The remainder of the projected capital expenditures will be for manufacturing and delivery equipment. The funds for projected capital expenditures are expected to be provided from cash generated from operations and available cash.
      Financing activities utilized net cash of $7,709,000, $5,415,000 and $5,671,000 in 1999, 1998 and 1997, respectively. During the current year the Company's Board of Directors approved the repurchase of up to 700,000 shares of the Company's common stock. Under that authority, the Company repurchased 363,600 shares of its outstanding common stock in 1999. Under prior authority the Company repurchased 176,489 and 186,345 shares of its outstanding common stock during 1998 and 1997, respectively.

                             FINANCING ARRANGEMENTS

      The Company has lines of credit of $5,700,000 with banks for short-term borrowings, which have not been utilized since 1979. The Company has outstanding borrowings of $1,625,000 in the form of variable rate demand industrial development revenue bonds. During fiscal 1999, the weighted-average interest rate on the industrial development revenue bonds was 3.70%.

                                      OTHER

      Year 2000 Issue - The Company developed a plan to identify and modify its computer information systems to ensure that transactions will be properly processed on and after January 1, 2000. The Company also reviewed its computer dependent manufacturing activities to identify areas of concern related to the year 2000 issues. The plan has been completed and tested. The Company believes that it is prepared internally for January 1, 2000. The internal conversion costs were not material to the Company's financial position. None of the Company's other information technology projects have been delayed due to the implementation of the year 2000 plan. As a part of developing a contingency plan for year 2000 issues, the Company will continue testing each of the major systems.
      The Company continues to communicate with major suppliers to emphasize that operations must continue without interruption through January 1, 2000, and beyond. However, there can be no assurances that systems of other companies, on which the Company's systems rely, will be converted in a timely manner or that any failure to convert by another company would not have an adverse effect on the Company's ability to conduct operations.

                           FORWARD-LOOKING STATEMENTS

      Cautionary Statement Relevant to Forward-Looking Information for the Purpose of "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995 - The Company and its representatives may from time to time make written or oral forward-looking statements with respect to long-term goals of the Company, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders.
      Statements, including those in this report, which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made here-in. Investors are cautioned that all forward-looking statements involve risk and uncertainty. Some of the factors that could affect results are the effectiveness of new product introductions, the product mix of our sales, the cost of raw materials, the amount of sales generated and the profit margins there-on or volatility in the major markets, competition and general economic conditions.
      The Company specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

[PHOTO]
[CAPTION: ANOTHER EXAMPLE OF HOW OUR TABLES HARMONIZE WITH OUR UPHOLSTERED
FURNITURE: NOTE THE TURNED WOOD LEGS ON BOTH TABLE AND LAWSON-ARM TRANSITIONAL SOFA. AN INTERESTING ACCENT IS THE CHARISMA(R) CHAIR WITH NAILHEAD TRIM AND GRACEFULLY-SHAPED CARVED ARMS.]

PLANT LOCATIONS

* Flexsteel Industries, Inc.
DUBUQUE, IOWA 52001
(319) 556-7730
P. M. Crahan, General Manager

Flexsteel Industries, Inc.
DUBLIN, GEORGIA 31040
(912) 272-6911
M. C. Dixon, General Manager

Flexsteel Industries, Inc.
LANCASTER, PENNSYLVANIA 17604
(717) 392-4161
T. P. Fecteau, General Manager

Flexsteel Industries, Inc.
RIVERSIDE, CALIFORNIA 92504
(909) 354-2440
T. D. Burkart, General Manager

Flexsteel Industries, Inc.
NEW PARIS, INDIANA 46553
(219) 831-4050
G. H. Siemer, General Manager

Wood Products Division
HARRISON, ARKANSAS 72601
(870) 743-1101
M. J. Feldman, General Manager

Metal Division
DUBUQUE, IOWA 52001
(319) 556-7730
J. E. Gilbertson, General Manager

Commercial Seating Division
STARKVILLE, MISSISSIPPI 39760
(662) 323-5481
S. P. Salmon, General Manager

Dygert Seating Division
ELKHART, INDIANA 46515
(219) 262-4675
D. L. Dygert, General Manager

Vancouver Distribution Center
VANCOUVER, WASHINGTON 98668
(206) 696-9955
R. Heying, Supervisor

* EXECUTIVE OFFICES

PERMANENT SHOWROOMS

Dubuque, Iowa
High Point, North Carolina
San Francisco, California

DIRECTORS AND OFFICERS

John R. Easter
  CHAIRMAN OF THE BOARD OF DIRECTORS
     RETIRED VICE PRESIDENT
     SEARS, ROEBUCK & COMPANY

K. Bruce Lauritsen
  PRESIDENT
  CHIEF EXECUTIVE OFFICER
  DIRECTOR

Edward J. Monaghan
  EXECUTIVE VICE PRESIDENT
  CHIEF OPERATING OFFICER
  DIRECTOR

James R. Richardson
  SENIOR VICE PRESIDENT, MARKETING
  DIRECTOR

Jeffrey T. Bertsch
  VICE PRESIDENT
  DIRECTOR

L. Bruce Boylen
  DIRECTOR
     RETIRED VICE PRESIDENT
     FLEETWOOD ENTERPRISES, INC.

Patrick M. Crahan
  VICE PRESIDENT
  DIRECTOR

Lynn J. Davis
  DIRECTOR
     SENIOR VICE PRESIDENT
     ADC TELECOMMUNICATIONS, INC.

Thomas E. Holloran
  DIRECTOR
     PROFESSOR, GRADUATE SCHOOL OF BUSINESS,
     UNIVERSITY OF ST. THOMAS
     ST.  PAUL, MINNESOTA

Marvin M. Stern
  DIRECTOR
     RETIRED VICE PRESIDENT
     SEARS, ROEBUCK & COMPANY

Carolyn T. B. Bleile
  VICE PRESIDENT

Thomas D. Burkart
  SENIOR VICE PRESIDENT, VEHICLE SEATING

Kevin F. Crahan
  VICE PRESIDENT

Keith R. Feuerhaken
  VICE PRESIDENT

James E. Gilbertson
  VICE PRESIDENT

James M. Higgins
  VICE PRESIDENT, COMMERCIAL SEATING

Ronald J. Klosterman
  VICE PRESIDENT, FINANCE
  CHIEF FINANCIAL OFFICER
  SECRETARY

Michael A. Santillo
  VICE PRESIDENT

AUDIT & ETHICS
COMMITTEE

Thomas E. Holloran, Chairman
L. Bruce Boylen
Lynn J. Davis

COMPENSATION &
NOMINATING COMMITTEE

L. Bruce Boylen, Chairman
Thomas E. Holloran
Marvin M. Stern

MARKETING &
PLANNING COMMITTEE

Marvin M. Stern, Chairman
Jeffrey T. Bertsch
Patrick M. Crahan
Lynn J. Davis
Edward J. Monaghan
James R. Richardson

TRANSFER AGENT AND
REGISTRAR

Norwest Capital Resources
P. 0. Box 738
South St. Paul,
Minnesota 55075-0738

GENERAL COUNSEL

Irving C. MacDonald
Minneapolis, Minnesota
O'Connor and Thomas, P.C.
Dubuque, Iowa

NATIONAL OVER
THE COUNTER
NASDAQ SYMBOL - FLXS

ANNUAL MEETING

December 9, 1999, 3:30 p.m.
The Marquette
710 Marquette Avenue, 3rd floor
Minneapolis, Minnesota 55402

AFFIRMATIVE ACTION POLICY

It is the policy of Flexsteel Industries, Inc. that all employees and potential employees shall be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin in all personnel actions. No employee or applicant for employment shall receive discriminatory treatment because of physical or mental disability in regard to any position for which the employee or applicant for employment is qualified. Employment opportunities and job advancement opportunities will be provided for qualified disabled veterans and veterans of the Vietnam era. This policy is consistent with the Company's plan for "Affirmative Action" in implementing the intent and provisions of the various laws relating to employment and non-discrimination.

ANNUAL REPORT ON FORM 10-K AVAILABLE

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, can be obtained without charge by writing to: Office of the Secretary, Flexsteel Industries, Inc., P. O. Box 877, Dubuque, Iowa 52004-0877.

VISIT US ON THE INTERNET
http://flexsteel.com

[LOGO] FLEXSTEEL
       AMERICA'S SEATING SPECIALIST

(C) 1999 FLEXSTEEL INDUSTRIES, INC.

[PHOTO]
[CAPTION: PHOTO COURTESY OF NEWMAR CORP.]

   For a motor home with every luxury imaginable, the discriminating traveler finds the 2000 Londonaire by Newmar(R) is the choice for elegance, performance and comfort. Its top-of-the-line furnishings include a Flexsteel Easy Bed Sofa and a Flexsteel leather-and-vinyl sofa with incliner or optional recliner.
   The front passenger and driver's seats include power, lumbar support, and an integrated seat belt developed by Flexsteel engineers. Other new Flexsteel developments include power foot rests for motor homes; for vans, a new Flex-Over bed and restraint packages for seats, all tested for FMVSS codes. Recreational vehicle buyers have learned to look for and trust the Flexsteel name for smart, dependable, and comfortable seating.

- --------------------------------------------------------------------------------

[LOGO] FLEXSTEEL
       AMERICA'S SEATING SPECIALIST
- -------------------------------------
P.O. BOX 877 * DUBUQUE IA  52004-0877