Form 10-K405, Exhibit 13
period 2000-06-30
FLEXSTEEL INDUSTRIES INC
filed 2000-09-28
CIK 37472

NEW VISIONS OF COMFORT


                                     [LOGO]
                                  FLEXSTEEL(R)
                          AMERICA'S SEATING SPECIALIST

                                 [COVER PHOTO]

                         F L E X S T E E L    2 0 0 0



                FLEXSTEEL INDUSTRIES INCORPORATED / ANNUAL REPORT

                         FISCAL YEAR ENDED JUNE 30, 2000

                              FINANCIAL HIGHLIGHTS

[AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA]

Year Ended June 30,                   2000           1999            1998
                                    --------        --------       --------
  Net Sales......................   $286,860        $260,519       $236,125
  Operating Income...............     17,679          15,398          9,868
  Income Before Income Taxes.....     18,658          16,217         11,527
  Net Income.....................     11,928          10,317          7,602

Per Share of Common Stock:
  Average Shares Outstanding:
    Basic........................      6,458           6,775          6,959
    Diluted......................      6,562           6,850          7,035

  Earnings:
    Basic........................       1.85            1.52           1.09
    Diluted......................       1.82            1.51           1.08

  Cash Dividends.................       0.52            0.48           0.48

At June 30,
  Working Capital................     52,076          50,210         50,549
  Net Plant and Equipment........     26,837          25,912         23,096
  Total Assets...................    114,876         112,684        104,673
  Shareholders' Equity...........     85,196          81,166         78,080


                               FLEXSTEEL'S MISSION

   Flexsteel Industries, Inc., is committed to building its brand as a successful seating specialist. The Company is committed to exceeding customer expectations. With emphasis on high quality Home Seating, Recreational Vehicle Seating, and Commercial Seating, Flexsteel will remain focused upon strengthening its product integrity and customer service programs, expanding its customer base, and profitably growing our business in order to increase shareholder value.

   Flexsteel will continue to hire dedicated, productive, achievement-oriented associates who will be instrumental in leading the Company into its second successful century.

[BAR GRAPHS OMITTED]

                          NET SALES IN MILLION DOLLARS
Years:  1991    1992    1993    1994    1995    1996    1997    1998    1999    2000
        ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
        $140    $159    $180    $190    $210    $205    $219    $230    $260    $285


                         EARNINGS PER SHARE IN DOLLARS

Years:  1991    1992    1993    1994    1995    1996    1997    1998    1999    2000
        ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
        $.18    $.15    $.22    $.89    $.70    $.64    $.82    $1.08   $1.52   $1.82

                        BOOK VALUE PER SHARE IN DOLLARS

Years:  1991    1992    1993    1994    1995    1996    1997    1998    1999    2000
        ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
        $9.00  $8.50   $9.00  $10.00  $10.10  $11.00  $11.70  $11.50  $12.50  $13.60

                       RETURN ON COMMON EQUITY IN PERCENT

Years:  1991    1992    1993    1994    1995    1996    1997    1998    1999    2000
        ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
        2.9%    1.8%    9.5%    10%     7.5%    6.5%    8.2%    10.1%   13.1%   14%


[PHOTO] Front cover and left: Rich with warm woods and the flavors of North Africa, our new Sahara Retreat collection is one of several new integrated groupings. Shown in highly popular leather, it includes sofa, love seat, chair, ottoman, and a wide selection of tables, all embellished with the carved and scalloped trim seen on the sofa base.

                                     [LOGO]
                                  FLEXSTEEL (R)
                          AMERICA'S SEATING SPECIALIST

                             NEW VISIONS OF COMFORT


                                 FLEXSTEEL: 2000


TO OUR SHAREHOLDERS

   Your company's fiscal year ended June 30, 2000, was outstanding. Our Management Team began the year by creating and putting in place a Strategic Plan for the next three years. We are beginning our second year of the plan, enormously encouraged by this year's outstanding results.

   Sales reached a new peak of $286,860,000 which was an increase of 10% over the sales of the previous fiscal year of $260,519,000. Our net income totalled $11,928,000 or $1.82 per diluted share, was an increase of 16% over earnings of $10,317,000, or $1.51 per share in the same period last year.

HIGHLIGHTS IN RESIDENTIAL FURNITURE

   Strong emphasis on retail development has resulted in record sales, an increase of 15% over last year. We have increased our independent dealer base, with more dealers than ever devoting gallery space or entire stores to selling Flexsteel. Today there are 231 operating Flexsteel Galleries with 59 new ones in progress. Comfort Seating Showrooms, whose larger format allows a more complete presentation of our line, now total 21. Six more Showrooms are on the drawing boards or under construction.

   Following our Strategic Plan, we are also increasing our business with national retailers Homelife and the JC Penney Home Stores, as well as other large key accounts across the country.

   Soft comfort and relaxed styling, combined with pleasing silhouettes and fabrics, make Flexsteel furniture beautifully suited to today's life styles. With a superb team of associates assuring that Flexsteel quality and timely delivery are added to the equation, sales, customer satisfaction, and profits have all responded.

                                    A BANNER
                                    YEAR FOR
                                    FLEXSTEEL

   Flexsteel popularity has never been higher in leather -- sales this year increased over 30%. We are responding to this demand with a new
100,000-square-foot production facility for making leather furniture in Harrison, Arkansas. Leased in January 2000, this plant adds to our presence in Harrison, where we have had a large wood frame facility since 1958. Community leaders and the state helped make this a positive decision for us.

HIGHLIGHTS IN RECREATIONAL VEHICLE SEATING

   Here, too, we achieved another year of record growth. Sales grew 7% with our market share increasing in all segments. To meet our customer's needs, we added a new facility in the Portland/Dunkirk area of Indiana. It is already up and running, producing quality recreational vehicle seating. We have the in-house capabilities to engineer and test all vehicle seating to the stringent Federal Motor Vehicle Standards. Our customers know they can depend on us to meet or exceed the proper standards, and we continue to be the leader in this industry.

   Our ability to design seating for individual customers has always been one of our strengths, now showing its importance in new areas such as the growing marine market. Flexsteel-quality seating now goes to sea as well as overland.

          [PHOTO]

K. Bruce Lauritsen (l), President
& Chief Executive Officer, and
John R. Easter, Chairman of the
Board, of Flexsteel Industries, Inc.

          [PHOTO]

The handsome interiors of today's fine motor homes deserve a bucket seat for driver and passenger that looks as good as it rides. This Flexsteel seat captures the essence of sleek automotive styling.

          [PHOTO]

The "conversation sofa" is more than a conversation piece. Introduced last year to immediate success, it is a worthy successor to the crescent sofa. Here, piled high with plump pillows, it represents a whole life style of relaxed welcome.

Radisson Hotels Worldwide advertises "elegant accommodations," and this suite in the Radisson in Beverly Hills, designed by Concepts 4 and furnished with Flexsteel sofa and chairs, makes their point beautifully. The growing hospitality market is a natural fit for Flexsteel.

Photo: Martin Fine Photography

[PHOTO]

[PHOTO]

Beauty of fabric and silhouette mark Flexsteel upholstered furniture. Consider our century-old reputation for quality, and it's apparent why we are the choice of more discriminating buyers. With our famous lifetime-warranted seat spring, we still offer the best warranties in the industry.

   Our sales to the van conversion business continues strong, despite the slowed growth in this market. Our leadership depends on our innovative designs, offering converters handsome Flexsteel styling, value, comfort, quality, and safety.

HIGHLIGHTS IN COMMERCIAL SEATING

   We continue to make excellent progress, placing new emphasis on developing our portion of this promising market. The hospitality market is a natural for Flexsteel, where we are developing complete upholstered seating packages for accounts such as the Marriott Corporation, as well as for Choice, Best Western, and Cendent Hotels.

   Another growing market is that of assisted-living and acute-care facilities. We are developing new products such as chair-sleepers for the acute-care market, sold through Stryker Medical.

   As in recreational vehicle seating, Flexsteel's ability to develop unique products for specific customer needs will serve us well in the commercial seating market. Our Strategic Plan, recognizing the strength of these growing national markets, calls for us to intensify our efforts to develop their potential.

A GROWING NATIONAL PRESENCE

   Flexsteel continues to expand its outreach to potential customers. Our name goes before more potential buyers with our largest national ad program ever, reaching an audience of over 220 million readers. Visits to our freshly-designed Web site are increasing exponentially, visitors are staying longer, and a growing number are downloading Flexsteel literature.

A SAD NOTE

   This year saw the passing of one of our more dynamic second-generation Flexsteel leaders, Art Richardson. He joined Flexsteel in 1948 and became one of the industry's visionaries, breaking new ground in furniture fabrics, styling, and marketing. He retired from the Board only last year, after inspiring us for a half century with his enthusiastic vision. We will miss him.

AN EXCELLENT OUTLOOK

   At the close of the fiscal year, the effects of the Federal Reserve's increases in interest are appearing, resulting in a slight slowdown of orders during the fourth quarter.

   Still the overall prognosis is excellent. Our Strategic Plan is being executed by a seasoned and committed team, and it is working. In the following pages, you will see some of this team's accomplishments.

   Our earnings have grown for four years. We remain focused on the positive aspects of the economy: strong consumer confidence, affordable mortgage rates, high employment, low inflation, and a good housing market. Our confidence in the future is reflected in our decision to buy back over one million shares of stock.

   We thank our associates who have given us a banner year.

   /s/ K. Bruce Lauritsen
   K. BRUCE LAURITSEN
   President and Chief Executive Officer

   /s/ John Easter
   JOHN EASTER
   Chairman of the Board

                             NEW VISIONS OF COMFORT


                                 FLEXSTEEL: 2000


Whether at home in the living room or traveling, whether by boat or motor home or visiting a hotel or conference center, more people relax in Flexsteel luxury. They are choosing Flexsteel for its comfort, its smart styling, and its proven quality.

   Today's computer-savvy furniture customers visit our Web site to the tune of 212,000 hits a month. Here they can see our latest silhouettes and timely fabrics; they can download data on our environmental-friendly construction and famous warranties -- and find the nearest Flexsteel dealer.

   Flexsteel is keeping pace with this customer's growing insistence on style. During the past year, we introduced several new thematic collections. Sahara Retreat, shown on the cover, La Costa, Tuscany, Sonoma Valley, and West Indies, are spiced with touches of romance and adventure; Wentworth and Stone Harbor reflect the trend to the cottage look; the Metropolitan group is both retro and urban. All have been well received because they also offer sleek functionality, a variety of seating, coordinated tables and, in some cases, entertainment units.

   The very picture of today's casual comfort is leather, and sales of Flexsteel leather continue to soar, helped by handsome new styling that takes advantage of leather's natural beauty and comfort. We've also stimulated sales of our Charisma(R) exposed-wood chairs with smart new looks.

                                    FLEXSTEEL
                                  MAKES COMFORT
                                     VISIBLE

   The same concentration on customer-pleasing design is notable in our seating for recreation vehicles. Here Flexsteel has long been a leader in comfort and safety for motor homes and towable trailers. Recently we've added noteworthy marine designs for large boats and yachts.

   Style appeal is an absolute must also for the growing commercial markets, especially the hospitality industry and new assisted-living centers. Even the very functional furniture we provide for acute-care health centers derives part of its success from the assurance it gives of comfort as well as safety and reliability.

   Now a new dimension of comfort will put Flexsteel in the bedroom. Restonic, long a supplier of mattresses for Flexsteel sofa sleepers, is introducing a new line of premium bedding using the famous Flexsteel spring design for a superior, long-lasting box spring. Test marketed in the Midwest, it is expected to roll out nationally by year end, giving our dealers an exciting new product for their quality-conscious buyers.

   Flexsteel joins a century of leadership in quality and comfort with handsome styles and fabrics to offer the finest in beautiful furniture.

[PHOTO]

Leather and recliners go together for long-lasting comfort and good looks, and never more so than in our ever-popular Flexsteel recliners with their many lifetime warranties, including the famous Flexsteel spring.

[PHOTO]

New comfort for sleeping, in a new product for Flexsteel dealers. A line of premium Restonic mattress sets, with their Marvelous Middle(R) construction for lumbar support, will also feature Flexsteel's spring, the only box spring with a lifetime guarantee.

[PHOTO]

"Retro" returns to acclaim in Flexsteel's Metropolitan group. Enhanced with wood trim and matching tables and an entertainment center, the group shows that the sleek urban look is remarkably Twenty-First Century.

                             NEW VISIONS OF COMFORT

[PHOTO]

Flexsteel is helping our dealers put new emphasis on consumer education, providing learning centers with answers to customer's most frequently-asked questions. The Leather Center explains the nature of leather and the vast range of choices available.

[PHOTO]

A new power chair from Invacare Corporation provides an exceptional range of mobility for the disabled. The top quality of this product is well matched to the expertly tailored seat, designed and manufactured by the Elkhart Division of Flexsteel.


Sensational sectionals are possible in Flexsteel leather. Classic features in this group include large rolled arms and nailhead trim. Fabric on the matching chair is repeated on the accent pillows. The tables are also from Flexsteel.

[PHOTO]

                                FLEXSTEEL: 2000

Our Strategic Plan recognizes that our marketing efforts must be multi-pronged. We must reach the dealer, the hospitality designer, the recreational vehicle engineer, the director of health care and ultimately the consumer.

   All of these markets are evolving. For example, many of our customers for residential furniture and motor homes represent a large and older segment of the market who instinctively appreciate Flexsteel for its traditional style and quality. On the other hand, a younger audience goes all out for casual styles emphasizing comfort and function. All can find their styles of choice in Flexsteel.

   In the retail market, we are concentrating on strengthening our independent dealer base across the country. Our three sizes of Galleries and our "total store" Comfort Seating approach are integral parts of our plan. In addition, we have designed new sales centers for leather and for recliners and reclining sofas, complete with signage, drop tags, and display layouts. These centers can educate both dealer and customer on Flexsteel features and help close the sale.

   Our national advertising program also helps our dealers, as do our CD-ROM libraries of print and TV ad material. We also encourage dealers to take advantage of our Internet presence with links to our Web site.

                                    BRINGING
                                   NEW VISION
                                     TO THE
                                     MARKET

   Our High Point showroom, recently redesigned and enlarged, displays our beautiful designs in a handsome setting that promotes enthusiasm and sales.

   Of interest in the RV seating market is the growth of "full-time RV'ers" who live year-round in their motor homes. They may migrate seasonally, often returning to areas where they develop communities and friends. There are now a million such RV'ers with a 20% growth expected in the next decade. We are beautifully positioned to serve this market.

   Though our portion of the van conversion market is still strong, sales of vans themselves have plateaued. However, our innovative team is already offsetting this decline by creating interesting new opportunities for their combined expertise in metal and seating. They have already opened new marine markets and are busily exploring significant new possibilities in metal-framed products for health care.

   Our Strategic Plan also calls for us to take advantage of new opportunities in commercial seating, where an energized sales force will seek to introduce Flexsteel into more national hospitality chains, and increase sales to health care and assisted living centers.

   With strong teams in place to cover all our markets, we expect sales and our roster of satisfied customers to keep growing.

                             NEW VISIONS OF COMFORT


                                 FLEXSTEEL: 2000


We are well aware that our century-old reputation for quality sells Flexsteel. We take advantage of new technology wherever it helps us improve technology and maintain or improve quality. Constant vigilance over the quality control process includes in-process quality audits to be sure that every piece of Flexsteel leaves us in mint condition.

   Pattern-making and specification packages are completely comput- erized. Substantial sums have been saved by "lay- ing up" patterns electronically; and now that the printing of bulky specification books is no longer necessary, we will realize even more savings. New single-ply cutters for matched fabrics are racking up substantial savings at our Riverside plant; they will gradually be implemented in our other plants. A new Gerber automated cutter for solid fabrics is already operating in our Portland/Dunkirk RV plant and two more are planned. More efficient and smaller than older cutters, they use the latest in computer technology.

   Our technology is well integrated and turned the calendar to January 1st, 2000 without a major Y2K glitch.

                                   CONVERTING
                                    VISION TO
                                     REALITY

   Global sourcing is becoming more important. Imported leather selections, already cut and sewn, allow us to offer a greater choice in our highly popular leather and deliver it faster. Imports of frames for our exposed-wood chairs give us great versatility, while imported wood trim and tables let us create totally integrated groups such as our popular Sonoma Valley and Sahara Retreat collections.

   We've expanded production at the Riverside plant, stepped up leather production in our new plant in Harrison, shifted all Charisma(R) chair production to Starkville, added 90,000 sq. ft. to our Dublin facility, and expanded RV and other metal seating products with a new facility in Indiana. Bringing all design effort to our home office in Dubuque has helped unify the design process and increased sales in all the Company's divisions.

   New product development continues in RV seating. Driver and passenger seats with integrated safety belts are more effective and better looking. Upgraded foam for padding seats has improved comfort.

   The Internet is becoming one of our most effective communications tools, more useful in our industry for telling than selling. Business-to-business communications with our sales associates keeps everyone up-to-date; we are working toward introducing similar communications with our dealers next year.

   We never forget that Flexsteel means quality. Our goal is to exceed customer expectations in quality and fast, world-class service.

[PHOTO]

Upholstered exposed-wood chairs are now produced exclusively at our Starkville plant. The warm wood trim of this Charisma(R) chair is available in a variety of finishes.

[PHOTO]

Many furniture customers now go into stores knowing exactly what they want. At Flexsteel's redesigned Web site, they can get all the information that's in our catalog. In addition, a B-to-B site provides sales personnel with instant updated information.

[PHOTO]

Sonoma Valley is one of our newest lifestyle groups. The thematic designs of these popular collections are echoed in every piece, including tables and hardware. These vignettes delight the customer and make larger sales easier for the dealer.

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000

                                FIVE YEAR REVIEW

[ALL AMOUNTS IN THOUSANDS EXCEPT
PER SHARE DATA]


Year Ended June 30,                                    2000          1999          1998          1997          1996
                                                     --------      --------      --------      --------      --------
                                                                                                  (1)
SUMMARY OF OPERATIONS
  Net Sales....................................      $286,860      $260,519      $236,125      $219,427      $205,008
  Cost of Sales................................       222,619       200,965       185,345       173,088       161,451
  Operating Income.............................        17,679        15,398         9,868         7,888         6,362
  Interest and Other Income....................         1,439         1,134         2,015         1,931         1,132
  Interest and Other Expense...................           461           315           356           345           358
  Income Before Income Taxes...................        18,658        16,217        11,527         9,473         7,052
  Income Taxes.................................         6,730         5,900         3,925         3,425         2,550
  Net Income(2)(3)(4)(5).......................        11,928        10,317         7,602         6,048         4,502
  Earnings per Common Share:(2)(3)(4)(5)
     Basic.....................................          1.85          1.52          1.09          0.86          0.63
     Diluted...................................          1.82          1.51          1.08          0.86          0.63
  Cash Dividends per Common Share..............          0.52          0.48          0.48          0.48          0.48
STATISTICAL SUMMARY
  Average Common Shares Outstanding:
     Basic.....................................         6,458         6,775         6,959         7,024         7,172
     Diluted...................................         6,562         6,850         7,035         7,072         7,188
  Book Value per Common Share..................         13.81         12.50         11.49         10.86         10.45
  Total Assets.................................       114,876       112,684       104,673        99,173        95,874
  Property, Plant and Equipment, net...........        26,837        25,912        23,096        26,214        23,046
  Capital Expenditures.........................         6,718         8,398         2,392         5,273         3,298
  Working Capital..............................        52,076        50,210        50,549        44,357        47,376
  Long-Term Debt...............................             0             0             0             0            35
  Shareholders' Equity.........................        85,196        81,166        78,080        75,238        74,147
SELECTED RATIOS
  Net Income as Percent of Sales...............           4.2%          4.0%          3.2%          2.8%          2.2%
  Current Ratio................................        3.0 to 1      2.8 to 1      3.1 to 1      3.1 to 1      3.5 to 1
  Return on Ending Common Equity...............          14.0%         12.7%          9.7%          8.0%          6.1%
  Return on Beginning Common Equity............          14.7%         13.2%         10.1%          8.2%          6.1%
  Average Number of Employees..................         2,570         2,400         2,330         2,320         2,230



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

(4) 2000 income and per share amounts reflect a gain on the sale of land in Lancaster, Pennsylvania of approximately $1,250,000 ($790,000 net of income tax) or $0.12 per share and a non-taxable gain from life insurance proceeds of approximately $405,000 or $0.06 per share.

(5) The earnings per share amounts for 1997 and 1996 have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings per Share.

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000

                       REPORTS OF AUDITOR'S AND MANAGEMENT


INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

   We have audited the accompanying balance sheets of Flexsteel Industries, Inc. (the Company) as of June 30, 2000 and 1999, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2000 and 1999, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                              DELOITTE & TOUCHE LLP
                                              Minneapolis, Minnesota
                                              August 10, 2000



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

                                                              K. BRUCE LAURITSEN
                                                                       President
                                                         Chief Executive Officer

                                                            RONALD J. KLOSTERMAN
                                                         Vice President, Finance
                                                         Chief Financial Officer
                                                                       Secretary

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000


                                 BALANCE SHEETS

                                                                                   JUNE 30,
                                                                        -----------------------------
                                                                            2000             1999
                                                                        ------------     ------------
ASSETS
 CURRENT ASSETS:
  Cash and cash equivalents.........................................    $  4,000,855     $  4,886,038
  Investments.......................................................       5,730,888        8,967,197
  Trade receivables - less allowance for doubtful
    accounts: 2000, $2,250,000; 1999, $2,503,000....................      32,053,104       31,149,416
  Inventories.......................................................      32,456,058       29,503,209
  Deferred income taxes.............................................       3,200,000        3,700,000
  Other.............................................................         543,711          461,406
                                                                        ------------     ------------
      Total current assets                                                77,984,616       78,667,266
PROPERTY, PLANT AND EQUIPMENT, net..................................      26,837,475       25,912,432
NOTES RECEIVABLE....................................................       2,752,130
OTHER ASSETS........................................................       7,302,095        8,103,997
                                                                        ------------     ------------
                           TOTAL....................................    $114,876,316     $112,683,695
                                                                        ============     ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - trade..........................................    $  6,921,533     $  7,076,729
  Accrued liabilities:
    Payroll and related items.......................................       6,344,417        6,735,108
    Insurance.......................................................       5,977,525        6,688,060
    Other accruals..................................................       5,364,921        6,332,412
    Industrial revenue bonds payable................................       1,300,000        1,625,000
                                                                        ------------     ------------
        Total current liabilities...................................      25,908,396       28,457,309
DEFERRED COMPENSATION...............................................       3,772,152        3,060,670
                                                                        ------------     ------------
      Total liabilities.............................................      29,680,548       31,517,979
                                                                        ------------     ------------
SHAREHOLDERS' EQUITY:
  Common stock - $1 par value; authorized 15,000,000 shares;
    issued 2000, 6,170,789 shares; 1999, 6,491,840 shares...........       6,170,789        6,491,840
  Retained earnings.................................................      78,268,436       73,718,238
  Unrealized investment gain........................................         756,543          955,638
                                                                        ------------     ------------
              Total shareholders' equity............................      85,195,768       81,165,716
                                                                        ------------     ------------
                           TOTAL....................................    $114,876,316     $112,683,695
                                                                        ============     ============

               See accompanying Notes to Financial Statements.

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000


                  STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

STATEMENTS OF INCOME

                                                                      FOR THE YEARS ENDED JUNE 30,
                                                          ---------------------------------------------------
                                                               2000               1999               1998
                                                          -------------      -------------      -------------
NET SALES.............................................    $ 286,860,422      $ 260,519,459      $ 236,125,280
COST OF GOODS SOLD....................................     (222,618,664)      (200,965,199)      (185,345,398)
                                                          -------------      -------------      -------------
GROSS MARGIN..........................................       64,241,758         59,554,260         50,779,882
SELLING, GENERAL AND ADMINISTRATIVE...................      (47,812,467)       (44,156,199)       (40,911,581)
GAIN ON SALE OF LAND..................................        1,249,806
                                                          -------------      -------------      -------------
OPERATING INCOME......................................       17,679,097         15,398,061          9,868,301
                                                          -------------      -------------      -------------
OTHER:
  Interest and other income...........................        1,439,293          1,133,814          2,014,982
  Interest and other expense..........................         (460,796)          (315,289)          (356,066)
                                                          -------------      -------------      -------------
    Total.............................................          978,497            818,525          1,658,916
                                                          -------------      -------------      -------------
INCOME BEFORE INCOME TAXES............................       18,657,594         16,216,586         11,527,217
PROVISION FOR INCOME TAXES............................       (6,730,000)        (5,900,000)        (3,925,000)
                                                          -------------      -------------      -------------
NET INCOME............................................    $  11,927,594      $  10,316,586      $   7,602,217
                                                          =============      =============      =============

AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING:
    BASIC.............................................        6,457,960          6,774,996          6,959,310
                                                          =============      =============      =============
    DILUTED...........................................        6,561,968          6,850,115          7,035,158
                                                          =============      =============      =============
EARNINGS PER SHARE OF COMMON STOCK:
    BASIC.............................................    $        1.85      $        1.52      $        1.09
                                                          =============      =============      =============
    DILUTED...........................................    $        1.82      $        1.51      $        1.08
                                                          =============      =============      =============

STATEMENTS OF COMPREHENSIVE INCOME

                                                                      FOR THE YEARS ENDED JUNE 30,
                                                          ---------------------------------------------------
                                                               2000               1999               1998
                                                          -------------      -------------      -------------
NET INCOME............................................    $  11,927,594      $  10,316,586      $   7,602,217
                                                          -------------      -------------      -------------
OTHER COMPREHENSIVE INCOME, BEFORE TAX:
  Unrealized gains (losses) on securities arising
    during period.....................................         (389,788)            (1,575)           736,051
  Less: reclassification adjustment for (gains) losses
    included in net income............................           74,138            192,338           (313,294)
                                                          -------------      -------------      -------------
Other comprehensive income, before tax................         (315,650)           190,763            422,757
                                                          -------------      -------------      -------------
INCOME TAX BENEFIT (EXPENSE):
Income tax benefit (expense) related to securities
  (gains) losses arising during period................          143,986                577           (257,618)
Income tax benefit (expense) related to securities
  reclassification adjustment.........................          (27,431)           (70,494)           109,653
                                                          -------------      -------------      -------------
Income tax expense related to other
  comprehensive income................................          116,555            (69,917)          (147,965)
                                                          -------------      -------------      -------------
OTHER COMPREHENSIVE INCOME, NET OF TAX................         (199,095)           120,846            274,792
                                                          -------------      -------------      -------------
COMPREHENSIVE INCOME..................................    $  11,728,499      $  10,437,432      $   7,877,009
                                                          =============      =============      =============

                 See accompanying Notes to Financial Statements.

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000


                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                      COMMON STOCK          ADDITIONAL                   UNREALIZED
                                -----------------------      PAID-IN      RETAINED       INVESTMENT
                                 SHARES      PAR VALUE       CAPITAL      EARNINGS       GAIN (LOSS)     TOTAL
                                ---------    ----------   -----------    -----------    -----------    -----------
Balance at June 30, 1997.....   6,927,310    $6,927,310    $             $67,750,719      $560,000     $75,238,029
Purchase of
   Company Stock.............    (176,489)     (176,489)    (470,508)     (1,581,978)                   (2,228,975)
Issuance of
   Company Stock.............      43,909        43,909      470,508                                       514,417
Investment Valuation
   Adjustment................                                                              274,792         274,792
Cash Dividends...............                                             (3,320,676)                   (3,320,676)
Net Income...................                                              7,602,217                     7,602,217
                                ---------    ----------   -----------    -----------    -----------    -----------
Balance at June 30, 1998.....   6,794,730     6,794,730                   70,450,282       834,792      78,079,804
Purchase of
  Company Stock..............    (364,092)     (364,092)    (550,258)     (3,810,916)                   (4,725,266)
Issuance of
  Company Stock..............      61,202        61,202      550,258                                       611,460
Investment Valuation
  Adjustments................                                                              120,846         120,846
Cash Dividends...............                                             (3,237,714)                   (3,237,714)
Net Income...................                                             10,316,586                    10,316,586
                                ---------    ----------   -----------    -----------    -----------    -----------
Balance at June 30, 1999.....   6,491,840     6,491,840                  $73,718,238       955,638      81,165,716
Purchase of
   Company Stock.............    (385,445)     (385,445)    (651,621)     (4,055,342)                   (5,092,408)
Issuance of
   Company Stock.............      64,394        64,394      651,621                                       716,015
Investment Valuation
   Adjustment................                                                             (199,095)       (199,095)
Cash Dividends...............                                             (3,322,054)                   (3,322,054)
Net Income...................                                             11,927,594                    11,927,594
                                ---------    ----------   -----------    -----------    -----------    -----------
Balance at June 30, 2000.....   6,170,789    $6,170,789    $             $78,268,436      $756,543     $85,195,768
                                =========    ==========   ===========    ===========    ===========    ===========

                 See accompanying Notes to Financial Statements.

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000


                            STATEMENTS OF CASH FLOWS

                                                                      FOR THE YEARS ENDED JUNE 30,
                                                          ---------------------------------------------------
                                                               2000               1999               1998
                                                          -------------      -------------      -------------
OPERATING ACTIVITIES:
Net income............................................    $  11,927,594      $  10,316,586      $   7,602,217
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation.......................................        5,492,556          5,358,482          5,400,025
   (Gain) Loss on disposition of capital assets.......       (1,278,671)           134,235              7,106
   Trade receivables..................................         (830,818)        (2,426,664)        (3,373,811)
   Inventories........................................       (2,952,849)        (2,895,913)           378,258
   Other current assets...............................          (82,305)           171,324            173,387
   Other assets.......................................          630,602           (616,268)           223,450
   Accounts payable - trade...........................         (155,196)         1,284,021          1,947,346
   Accrued liabilities................................       (2,068,717)         3,957,476          1,063,236
   Deferred compensation..............................          711,482              8,145              8,107
   Deferred income taxes..............................          500,000           (915,000)          (165,000)
                                                          -------------      -------------      -------------
Net cash provided by
   operating activities...............................       11,893,678         14,376,424         13,264,321
                                                          -------------      -------------      -------------

INVESTING ACTIVITIES:
   Purchases of investments...........................       (1,635,138)        (3,750,686)        (7,231,401)
   Proceeds from sales of investments.................        4,843,652          4,782,119          2,669,563
   Payments received from customers on notes receivable          50,000
   Loans to customers on notes receivable.............       (2,875,000)
   Proceeds from sales of capital assets..............        1,579,166             88,927            104,050
   Capital expenditures...............................       (6,718,094)        (8,398,487)        (2,392,365)
                                                          -------------      -------------      -------------
Net cash used in investing activities.................       (4,755,414)        (7,278,127)        (6,850,153)
                                                          -------------      -------------      -------------

FINANCING ACTIVITIES:
   Repayment of borrowings............................         (325,000)          (325,000)          (360,000)
   Dividends ($0.52, 0.48, 0.48 per share, respectively)     (3,322,054)        (3,237,714)        (3,320,676)
   Proceeds from issuance of common stock.............          716,015            611,460            514,417
   Repurchase of common stock.........................       (5,092,408)        (4,725,266)        (2,228,975)
                                                          -------------      -------------      -------------
Net cash used in financing activities.................       (8,023,447)        (7,676,520)        (5,395,234)
                                                          -------------      -------------      -------------

Increase (decrease) in cash and cash equivalents......         (885,183)          (578,223)         1,018,934
Cash and cash equivalents at beginning of year........        4,886,038          5,464,261          4,445,327
                                                          -------------      -------------      -------------
Cash and cash equivalents at end of year..............    $   4,000,855      $   4,886,038      $   5,464,261
                                                          =============      =============      =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
     Interest.........................................    $      64,000      $      70,000      $      90,000
     Income taxes.....................................    $   7,050,000      $   5,644,000      $   4,405,000


               See accompanying Notes to Financial Statements.

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000


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

   USE OF ESTIMATES - the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   FAIR VALUE - the Company's cash, accounts receivable, accounts payable, accrued liabilities and other liabilities are carried at amounts which reasonably approximate their fair value due to their short-term nature. Notes receivable and the industrial revenue bonds payable are carried at amounts which reasonably approximate their fair value due to their variable interest rates. Fair values of investments in debt and equity securities are disclosed in Note 2.

   CASH EQUIVALENTS - the Company considers highly liquid investments with original maturities of less than three months as the equivalent of cash.

   INVENTORIES - are stated at the lower of cost or market. Raw steel, lumber and wood frame parts are valued on the last-in, first-out (LIFO) method. Other inventories are valued on the first-in, first-out (FIFO) method.

   PROPERTY, PLANT AND EQUIPMENT - is stated at cost and depreciated using the straight-line method. For internal use software, the Company's policy is to capitalize external direct costs of materials and services, directly related internal payroll and payroll-related costs, and interest costs.

   REVENUE RECOGNITION - is upon delivery of product.

   INSURANCE - the Company is self-insured for health care and most worker's compensation up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its comprehensive general, product, and vehicle liability policies, as well as some worker's compensation, and has provided a letter of credit in the amount of $982,000. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

   INCOME TAXES - deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

   EARNINGS PER SHARE - Basic earnings per share of common stock is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share of common stock takes into effect the dilutive effect of potential common shares outstanding. The Company's only potential common shares outstanding are stock options, which resulted in a dilutive effect of 104,008 shares, 75,119 shares, and 75,848 shares in 2000, 1999 and 1998 respectively. The Company calculates the dilutive effect of outstanding options using the treasury stock method.

   SEGMENT AND RELATED INFORMATION - Under the "management approach" methodology prescribed by Statement No. 131, the Company operates in one segment, seating products.

   ACCOUNTING DEVELOPMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The FASB subsequently issued FAS No. 137 delaying the effective date for one year, to fiscal years beginning after June 15, 2000. The Company will adopt this standard on July 1, 2000. The Company expects that this standard will not materially affect its financial position and results of operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition. An amendment in June 2000 delayed the effective date until the fourth quarter of calendar 2000. The Company is reviewing the requirements of this standard and has not yet determined the impact of this standard on its financial statements.

   RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the 2000 presentation. These reclassifications had no impact on net income or shareholders' equity as previously reported.

2. INVESTMENTS

   Debt and equity securities are included in Investments and in Other Assets, at fair value based on quoted market prices, and are classified as available for sale. The amortized cost and estimated market values of investments are as follows:

                            June 30, 2000              June 30, 1999
                      ----------    ----------    ----------    ----------
                         Debt         Equity         Debt         Equity
                      Securities    Securities    Securities    Securities
                      ----------    ----------    ----------    ----------
Amortized Cost......  $6,080,606     2,244,735    $9,043,136    $2,351,845
Unrealized gains
  (losses)..........    (144,432)    1,284,794       (91,762)    1,571,674
                      ----------    ----------    ----------    ----------
Est. Market Value...  $5,936,174    $3,529,529    $8,951,374    $3,923,519
                      ==========    ==========    ==========    ==========

As of June 30, 2000, the maturities of debt securities are $1,511,703 within one year, $3,30l,385 in one to five years, and $1,123,086 over five years.

3. INVENTORIES

   Inventories valued on the LIFO method would have been approximately $2,062,000 and $2,016,000 higher at June 30, 2000 and 1999, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:

                                                           June 30,
                                                  --------------------------
                                                     2000           1999
                                                  -----------    -----------
   Raw materials...............................   $16,711,084    $15,871,466
   Work in process and finished parts..........     9,125,346      7,416,826
   Finished goods..............................     6,619,628      6,214,917
                                                  -----------    -----------
      Total....................................   $32,456,058    $29,503,209
                                                  ===========    ===========

4. PROPERTY, PLANT AND EQUIPMENT
                                                           June 30,
                                    Estimated    ---------------------------
                                  Life (Years)       2000           1999
                                  ------------   ------------   ------------
   Land......................                    $  2,212,790   $  2,512,715
   Buildings and
     improvements............      3 - 39          29,503,530     27,294,496
   Machinery and
     equipment...............      3 - 10          31,074,388     29,306,600
   Delivery equipment........      3 - 7           14,945,474     14,193,014
   Furniture and fixtures....      3 - 5            6,016,280      5,313,068
                                                 ------------   ------------
      Total..................                      83,752,462     78,619,893
    Less accumulated
      depreciation...........                     (56,914,987)   (52,707,461)
                                                 ------------   ------------
      Net....................                    $ 26,837,475   $ 25,912,432
                                                 ============   ============

5. BORROWINGS

   The Company is obligated for $1,300,000 for Industrial Revenue Bonds at June 30, 2000 which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for years ended June 30, 2000, 1999 and 1998 of 4.14%, 3.70% and 4.06% respectively, and are due in annual installments of $325,000 through 2004, if not paid earlier upon demand of the holder. The Company has issued a letter of credit to guarantee the payment of these bonds in the event of the default. No amounts were outstanding on this letter at June 30, 2000.

6. INCOME TAXES

   The total income tax provision for the years ended June 30, 2000, 1999 and 1998 was 36.1%, 36.4%, and 34.0%, respectively, of income before income taxes. In 2000 and 1998 the effective rate was reduced by 0.7% and 2.2%, respectively, for nontaxable life insurance proceeds of $405,000 and $720,000.

   Provision - comprised of the following:

                                      2000           1999           1998
                                   ----------     ----------     ----------
   Federal - current..........     $5,520,000     $6,115,000     $3,580,000
   State - current............        710,000        700,000        510,000
   Deferred...................        500,000       (915,000)      (165,000)
                                   ----------     ----------     ----------
      Total...................     $6,730,000     $5,900,000     $3,925,000
                                   ==========     ==========     ==========

   Deferred income taxes - comprised of the following:

                                                     Asset (Liability)
                                             ------------------------------
                                             June 30, 2000    June 30, 1999
                                             -------------    -------------
   Asset allowances......................     $   810,000      $   910,000
   Deferred compensation.................       1,400,000        1,130,000
   Other accruals and allowances.........       2,330,000        2,355,000
   Property, plant and
     equipment...........................      (1,340,000)        (695,000)
                                             -------------    -------------
      Total..............................     $ 3,200,000      $ 3,700,000
                                             =============    =============
7. CREDIT ARRANGEMENTS

   The Company has lines of credit of $5,700,000 with banks for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such line the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings during 2000 or 1999.

8. SHAREHOLDERS' EQUITY

   The Company has authorized 60,000 shares of cumulative, $50 par value preferred stock and 700,000 shares of undesignated, $1 par value (subordinated) stock, none of which is outstanding.

9. STOCK OPTIONS

   The Company has stock option plans for key employees and directors that provide for the granting of incentive and nonqualified stock options. Under the plans, options are granted at an exercise price equal to the fair market value of the underlying common stock at the date of grant, and may be exercisable for up to 10 years. All options are exercisable when granted. At June 30, 2000, 543,300 shares were available for future grants. The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans, as permitted under FASB Statement No. 123 Accounting for Stock-Based Compensation (SFAS 123). Accordingly, no compensation cost has been recognized for its stock option plans. Had the compensation cost for the Company's incentive stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      2000           1999           1998
                                  -----------    -----------     ----------
   Net Income     As reported     $11,927,594    $10,316,586     $7,602,217
                  Pro forma        11,736,594     10,171,214      7,462,506
   Earnings per share:
   - Basic        As reported           $1.85          $1.52          $1.09
                  Pro forma             $1.82          $1.50          $1.07
   - Diluted      As reported           $1.82          $1.51          $1.08
                  Pro forma             $1.79          $1.48          $1.06

   The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 3.9%, 4.5%, and 4.2%; expected volatility of 26.3%, 27.1%, and 26.3%; interest rates of 7.05%, 6.8%, and 6.8%; and an expected life of 8 to 10 years on all options.

   A summary of the status of the Company's stock option plans as of June 30, 2000, 1999 and 1998 and the changes during the years ending on those dates is shown on the next page.

                                                Shares         Price Range
                                             ------------    --------------
   June 30, 1997 Outstanding.............      432,680       $10.25 - 15.75
   Granted...............................       88,775        11.44 - 12.66
   Exercised.............................      (10,250)       10.25 - 12.75
   Cancelled.............................      (10,700)       10.25 - 15.75
                                              --------
   June 30, 1998 Outstanding.............      500,505        10.25 - 15.75
   Granted...............................      106,450        10.50 - 12.75
   Exercised.............................      (34,088)       10.25 - 11.44
   Cancelled.............................      (13,600)       11.13 - 15.75
                                              --------
   June 30, 1999 Outstanding.............      559,267        10.25 - 15.75
   Granted...............................       98,500        13.25 - 13.59
   Exercised.............................      (42,872)       10.25 - 11.44
   Cancelled.............................       (2,650)       10.25 - 11.44
                                              --------
   June 30, 2000 Outstanding.............      612,245       $10.25 - 15.75
                                              ========

   Significant option groups outstanding at June 30, 2000 and related weighted-average exercise price and remaining life information follows:

                                                      Weighted-Average
                                                 --------------------------
        Grant                       Options        Exercise      Remaining
         Date                     Outstanding       Price       Life (Years)
   ----------------               -----------    -----------    -----------
   July 6, 1993...............      74,360         14.875           0.9
   July 28, 1994..............      66,060         10.500           4.0
   August 16, 1995............      81,200         11.250           5.1
   July 30, 1996..............      85,350         10.250           6.0
   November 7, 1997...........      80,825         11.438           7.3
   November 2, 1998...........      95,950         10.500           8.3
   November 2, 1999...........      93,500         13.250           9.3
   All other..................      35,000         13.163           6.2
                                   -------
   Total......................     612,245
                                   =======

10. PENSION AND RETIREMENT PLANS

   The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multi-employer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,572,000 in 2000, $1,427,000 in 1999, and $1,373,000 in 1998 including $363,000 in 2000, $330,000 in 1999, and $311,000 in 1998 for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 6% of each covered employee's wages. The Company's matching contribution for the retirement savings plans is 25% - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multi-employer defined benefit pension plans administered by others under collective bargaining agreements were $1,449,000 in 2000, $1,355,000 in 1999, and $1,184,000 in 1998.

   The Company has an unfunded post retirement benefit plan with certain officers. During the year the Company recorded a one time cost adjustment of $474,161 due to a change from a fixed benefit obligation to a defined contribution obligation. The plans require various annual contributions for the participants based upon compensation levels and age. All participants are fully vested. For the years ended 2000, 1999 and 1998, excluding the aforementioned one-time cost, the benefit obligation was increased by interest expense of $343,536, $247,228, and $244,690, service costs of $256,785, $146,917 and $131,917, and decreased by payments of $363,000,
   $386,000 and $380,000, respectively. At June 30, 2000 the benefit obligation was $3,772,152.

11. MANAGEMENT INCENTIVE PLAN

   The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment, with 33 1/3% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 53,427, 45,158, and 35,459 shares were awarded, and the amounts charged to income were $646,000, $598,000, and $406,000 in 2000, 1999, and 1998, respectively. At June 30,
   2000, 214,213 shares were available for future grants.

12. COMMITMENTS AND CONTINGENCIES

   Facility Leases - The Company leases certain facilities under various operating leases. These leases require the company to pay operating costs, including property taxes, insurance, and maintenance. Total lease expense related to the various operating leases was approximately $630,000, $518,000 and $485,000 in years 2000, 1999, and 1998, respectively.

   Expected future minimum commitments under operating leases as of June 30, 2000, were as follows:

                         Year Ended June 30:
                     2001            $  669,000
                     2002               702,500
                     2003               649,600
                     2004               418,500
                     2005               309,000
                     Thereafter       1,834,500
                                     ----------
                                     $4,583,100
                                     ==========

13. SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

   (UNAUDITED - in thousands of dollars, except per share amounts)

                                                Quarters
                          -------------------------------------------------
                              1st          2nd         3rd          4th
                          ----------   ----------   ----------   ----------
   2000:
   ----
    Net Sales............  $67,701      $70,404      $74,972      $73,783
    Gross Margin.........   15,030       15,577       16,588       17,047
    Net Income...........    2,365        3,589(1)     2,943        3,031
    Earnings Per Share:
      Basic..............     0.36         0.55         0.46         0.48
      Diluted............     0.36         0.54         0.45         0.47
    Dividends Per Share..     0.13         0.13         0.13         0.13

 *  Market Price

      High...............       14-5/8       14           14           14-1/8
      Low................       12-9/16      12-1/2       11-3/4       11-3/8

   (1) Includes net gains of $790,000 on the sale of land and $405,000 from the non-taxable proceeds of life insurance.

                                                Quarters
                          -------------------------------------------------
                              1st          2nd         3rd          4th
                          ----------   ----------   ----------   ----------
   1999:
   ----
    Net Sales............  $60,053      $62,575      $68,615      $69,276
    Gross Margin.........   13,150       14,140       15,743       16,521
    Net Income...........    1,795        2,197        2,829        3,496
    Earnings Per Share:
      Basic..............     0.26         0.32         0.42         0.52
      Diluted............     0.26         0.32         0.41         0.52
    Dividends Per Share..     0.12         0.12         0.12         0.12

 *  Market Price

      High...............       14-1/8       13-1/2       14           14-1/8
      Low................       10-3/8        8-3/4       11-3/8       11-3/4

 * Reflects the market price as quoted by the National Association of Securities Dealers, Inc.

2000                         FLEXSTEEL INDUSTRIES, INC.                     2000

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

   RESULTS OF OPERATIONS

   The following table has been prepared as an aid in understanding the Company's results of operations on a comparative basis for the years ended June 30, 2000, 1999 and 1998. Amounts presented are percentages of the Company's net sales.

                                          For the Years Ended June 30,
                                  -----------------------------------------
                                     2000            1999           1998
                                  -----------    -----------     ----------
Net Sale.....................       100.0%          100.0%         100.0%
Cost of goods sold...........       (77.6)          (77.1)         (78.5)
                                  -----------    -----------     ----------
Gross margin.................        22.4            22.9           21.5
Selling, general &
   administrative expenses...       (16.7)          (16.9)         (17.3)
Gain on sale of land.........         0.5             0.0            0.0
                                  -----------    -----------     ----------
Operating income.............         6.2             6.0            4.2
Other income, net............         0.3             0.3            0.7
                                  -----------    -----------     ----------
Income before income taxes...         6.5             6.3            4.9
Income tax expense...........        (2.3)           (2.3)          (1.7)
                                  -----------    -----------     ----------
Net income...................         4.2%            4.0%           3.2%
                                  ===========    ===========     ==========

                       FISCAL 2000 COMPARED TO FISCAL 1999

   Net sales for 2000 increased by $26,341,000 or 10% compared to 1999. Residential sales volume increased $22,591,000 or 15%. Vehicle seating sales increased $6,420,000 or 7%. Commercial sales volume decreased $2,670,000 or 12%.

   Gross margin increased $4,687,000 to $64,242,000, or 22.4% of sales, in 2000, from $59,554,000, or 22.9% in 1999. Gross margin increased due to the increase in net sales. Gross margin was adversely affected due primarily to start up costs at new facilities and changes in product mix.

   Selling, general and administrative expenses as a percentage of sales were 16.7% and 16.9% for 2000 and 1999 respectively. The amount of selling, general, and administrative costs increased due to volume related expenses and additional advertising costs.

   During the second quarter of 2000 the Company sold land adjacent to its Lancaster, Pennsylvania production facility at a gain of approximately $1,250,000.

   Net other income was $978,000 in 2000 and $819,000 for 1999. During the second quarter of 2000 the Company realized a non-taxable gain on the proceeds of life insurance of $405,000.

   The effective tax rate in 2000 was 36.1% compared to 36.4% in 1999. The lower effective income tax rate in 2000 is attributable to the non-taxable gain on the proceeds of life insurance.

   The above factors resulted in 2000 fiscal year net income of $11,928,000 or $1.82 per diluted share compared to $10,317,000 or $1.51 per diluted share in fiscal 1999, a net increase of $1,611,000 or $0.31 per share.

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

                         LIQUIDITY AND CAPITAL RESOURCES

   Working capital at June 30, 2000, is $52,076,000 which includes cash, cash equivalents and investments of $9,732,000. Working capital increased by $1,866,000 from the June 30, 1999 amount.

   Net cash provided by operating activities was $11,894,000, $14,376,000 and $13,264,000 in 2000, 1999, and 1998, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in accrued liabilities.

   Capital expenditures were $6,718,000, $8,398,000 and $2,392,000 for 2000,
1999, and 1998, respectively. The current year expenditures were incurred primarily for manufacturing and delivery equipment and the expansion of our Riverside, California facility. Projected capital spending for fiscal 2001 is $5,500,000. The projected capital expenditures will be for manufacturing and delivery equipment. The funds for projected capital expenditures are expected to be provided from cash generated from operations and available cash.

   Financing activities utilized net cash of $8,023,000, $7,677,000, and $5,395,000 in 2,000, 1999, and 1998, respectively. During the current year the Company's Board of Directors approved the repurchase of up to an additional 250,000 shares of the Company's common stock. The Company repurchased 385,445 shares of its outstanding common stock in 2000.

Under prior authority the Company repurchased 364,092 and 176,489 shares of its outstanding common stock during 1999 and 1998, respectively. At June 30, 2000, under existing authorizations, the Company may repurchase 205,378 shares.

                             FINANCING ARRANGEMENTS

   The Company has lines of credit of $5,700,000 with banks for short-term borrowings, which have not been utilized since 1979. The Company has outstanding borrowings of $1,300,000 in the form of variable rate demand industrial development revenue bonds. During fiscal 2000, the weighted-average interest rate on the industrial development revenue bonds was 4.14%.

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

                                    [PHOTO]

Such traditional details as box pleats, welted cushions and rolled arms remain popular. But this hospitable sectional still definitely mirrors today's tastes. Other selections shown by Flexsteel include the matching upholstered chair, the table, and the Charisma(R) chair.

PLANT LOCATIONS

*Flexsteel Industries, Inc.
 DUBUQUE, IOWA 52001
 (319) 556-7730
 P. M. Crahan, General Manager

 Flexsteel Industries, Inc.
 DUBLIN, GEORGIA 31040
 (912) 272-6911
 M. C. Dixon, General Manager

 Flexsteel Industries, Inc.
 LANCASTER, PENNSYLVANIA 17604
 (717) 392-4161
 T. P. Fecteau, General Manager

 Flexsteel Industries, Inc.
 RIVERSIDE, CALIFORNIA 92504
 (909) 354-2440
 T. D. Burkart, General Manager

 Flexsteel Industries, Inc.
 NEW PARIS, INDIANA 46553
 (219) 831-4050
 J.E. Gilbertson, General Manager

 Flexsteel Industries, Inc.
 HARRISON, ARKANSAS 72601
 (870) 743-1101
 M. J. Feldman, General Manager

 Metal Division
 DUBUQUE, IOWA 52001
 (319) 556-7730
 J. E. Gilbertson, General Manager

 Commercial Seating Division
 STARKVILLE, MISSISSIPPI 39760
 (662) 323-5481
 S. P. Salmon, General Manager

 Elkhart Division
 ELKHART, INDIANA 46515
 (219) 262-4675
 D. L. Dygert, General Manager

 Portland Division
 DUNKIRK,INDIANA 47336
 (765) 768-1384
 D. L. Dygert, General Manager

 Vancouver Distribution Center
 VANCOUVER, WASHINGTON 98668
 (206) 696-9955
 T. D. Burkart, General Manager

* Executive Offices

PERMANENT SHOWROOMS
Dubuque, Iowa
High Point, North Carolina
San Francisco, California

-------------------------------
VISIT US ON THE INTERNET
http://flexsteel.com
-------------------------------

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

[LOGO]  FLEXSTEEL (R)
        AMERICA'S SEATING SPECIALIST

(C)2000 FLEXSTEELINDUSTRIES, INC.

                                    [PHOTO]

For luxury and comfort to go, the Fleetwood motor home is the choice of many travelers, from the vacationer to the "permanent RV'er." These beautiful coaches, like the Fleetwood Discovery shown above, provide a home-like atmosphere. Sofas and recliners by Flexsteel provide the definitive touch of at-home comfort.

Flexsteel's long leadership in the recreational vehicle field results from a combination of expertise. Not only do we have a long history in metal fabrication and upholstery, but we daily demonstrate our ability to design and deliver handsome custom products. The name Flexsteel helps sell recreational vehicles.
________________________________________________________________________________

                                     [LOGO]

FLEXSTEEL (R)                                                    BULKRATE
AMERICA'S SEATING SPECIALIST                                   U.S. Postage
------------------------------------                               PAID
P.O. BOX 877 * DUBUQUE IA 52004-0877                            Permit # 10
                                                                Dubuque, IA