Form 10-K405, Exhibit 13
period 2001-06-30
FLEXSTEEL INDUSTRIES INC
filed 2001-09-21
CIK 37472

Exhibit 13


                                    strength
                                   IN COMFORT

                                    [PHOTOS]

                       Flexsteel Industries, Incorporated


                                  annual report

                         FISCAL YEAR ENDED JUNE 30, 2001

FINANCIAL highlights [Amounts in thousands except per share data]

[BAR CHART]

net sales
MILLIONS OF DOLLARS

1992         165,526
1993         185,813
1994         204,804
1995         218,476
1996         214,887
1997         230,501
1998         247,740
1999         272,130
2000         300,066
2001         284,773

Year Ended June 30,                    2001           2000           1999
-------------------------------------------------------------------------
Net Sales                         $ 284,773      $ 300,066      $ 272,130

Operating Income                      6,543         17,679         15,398

Income Before                         7,274         18,658         16,217
Income Taxes

Net Income                            4,594         11,928         10,317


[BAR CHART]

earnings per share
DOLLARS

1992      0.24
1993      0.87
1994      0.94
1995      0.72
1996      0.63
1997      0.86
1998      1.08
1999      1.51
2000      1.82
2001      0.74

Year Ended June 30,                   2001           2000          1999
---------------------------------------------------------------------------

Per Share of Common Stock:

Average Shares Outstanding:
  Basic                              6,108          6,458          6,775
  Diluted                            6,174          6,562          6,850

Earnings:
  Basic                          $    0.75      $    1.85      $    1.52
  Diluted                             0.74           1.82           1.51

Cash Dividends                        0.52           0.52           0.48


[PHOTO]

THE MELANGE COLLECTION COMBINES BEAUTIFUL FABRICS WITH POPULAR LEATHER. INTRODUCED IN APRIL, IT HAS BECOME A POPULAR-SELLING COLLECTION.

[PHOTO]

HANDSOME AND PRACTICAL SEATING FOR RESTAURANTS OR INSTITUTIONAL DINING ROOMS FROM OUR COMMERCIAL SEATING DIVISION.


TO OUR shareholders

Flexsteel has not been immune to the current business downturn, but careful business practices have allowed us to fare better than much of the furniture industry. Our traditional strengths not only help us now, but also give us every reason for continued optimism for the future.

Sales for the fiscal year ended June 30, 2001, were $284,773,000, compared to $300,066,000 for the year ended in 2000. Earnings were $4,594,000, or $0.74 per share, compared to $11,928,000 or $1.82 per share last year.

In Flexsteel's history of more than a century of manufacturing and marketing of seating, we have witnessed downturns in the economy before. The characteristics of each disruption have been different; in the current case, the entire industry of residential furniture has been affected as some of the largest regional and national dealers have either discontinued operations or dramatically downsized. Still, at Flexsteel our core market for residential furnishings remains the independent dealer. Our strong dealer service and our dependable quality product have been instrumental in our increasing our market share with those dealers while absorbing the loss of volume from some of the national retailers.

The disruption in recreational vehicle seating has been more severe. Many of our customers have reduced orders because dealers at the retail level have not replenished their inventories. But even here, we were able not only to add new customers, but also to establish ourselves in new RV market niches.

In our commercial or contract seating business, we continue to develop new products for established customers and to open new accounts. Innovative products and marketing techniques are both expanding our markets and developing new ones.

We feel that Flexsteel's significant financial strength and history of careful management contributed to our being selected by Forbes as one the 200 Best Small Businesses for 2000. This is exemplified by the fact that Flexsteel has paid dividends for 237 consecutive quarters.

In this report, we will try to show you what we are doing to maintain Flexsteel's product quality, keep up with a changing world, and protect your investment.

TRENDS IN GLOBALIZATION

These are active times, filled with opportunity. Competition is global. Leaps in technology have made access to global markets feasible; more sources, for example, are becoming available to us in the Pacific Rim. As a result, some furniture makers, like those in the apparel industry, are evolving into furniture marketers.

This is especially true in the cases of wood and leather. We obtain beautiful wood products -- carved chairs, occasional and game tables, wood trim for upholstered pieces -- from all over the world. Leather hides may also be well-traveled: they may grow in South America, be tanned in Europe, sewn to fit our frames in almost any country, and finally upholstered in our own American plants.

We are always alert to new market possibilities and realize that profits follow when we respond quickly to these fast-moving opportunities.

TRENDS IN RETAIL ENVIRONMENTS

Retailers are learning the value of providing customers with integrated shopping experiences. Flexsteel's comprehensive programs for our Comfort Gallery and Comfort Seating Showroom help our dealers provide just such environments. We have seen tremendous growth in our Gallery program, with 282 Galleries now in operation and over fifty on the drawing boards. Eighteen Comfort Seating Showrooms are in operation. We introduced at our Spring Market our new Gold and Platinum upgrade programs for Comfort Galleries. These comprehensive programs help our dealers enlarge and redesign their galleries and received enthusiastic response.

A crucial part of the total retail environment is the availability of home accessories. By working with an accessory firm and a marketer of area rugs, we help our dealers to offer an enriched shopping experience while expanding their profit opportunities.

At June 30,                            2001          2000          1999
-----------------------------------------------------------------------
Working Capital                    $ 55,402      $ 52,016      $ 50,210

Net Plant and                        24,554        26,837        25,912
Equipment

Total Assets                        110,294       114,876       112,684

Shareholders' Equity                 85,062        85,196        81,166


[BAR CHART]

book value per share
DOLLARS

1992      9.17
1993      9.57
1994      9.98
1995     10.28
1996     10.45
1997     10.86
1998     11.49
1999     12.50
2000     13.81
2001     14.10


[BAR CHART]

return on common equity
PERCENT

1992       2.6%
1993       9.1%
1994       9.5%
1995       7.1%
1996       6.1%
1997       8.0%
1998       9.7%
1999      12.7%
2000      14.0%
2001       5.4%


We now provide these dealers with a monthly retail advertising package including print, direct mail, radio and television for their use, while we reinforce their efforts with an extensive national advertising program enhancing Flexsteel name recognition.

INNOVATIONS

We have numerous aesthetic and safety improvements in our furnishings for motor homes. We are also introducing greatly improved mechanisms that will allow significant improvements in recliner design and ease of operation. We have popular new designs for our commercial customers, and handsome new "below-deck" seating and sleeping accommodations for the yacht market.

Especially exciting is the forthcoming introduction of a signature collection of beautiful residential furniture by the popular designer and Emmy-award winning TV personality Christopher Lowell.

TECHNOLOGY AND OUR MARKETING

Our Web site continues to draw high interest among consumers. Web site visitors will soon find a fascinating Sneak Preview video catalog that will allow them to look at any style in available fabrics. A special Cyber Resource Center will give our dealers instant information on prices, fabric availability, and order status.

STAYING THE COURSE

Despite business disruptions, we feel it essential that we protect the capacity of your company to meet future demands. While we've taken measures to reduce overhead, shortened work time where necessary, and reduced capital expenditures, we've devoted great effort to keeping our talented associates. They will guide us in the business upturns that will surely come.

A CHANGE AT THE HELM

Following John Easter's retirement, L. Bruce Boylen, stepped into the chairmanship. Mr. Boylen brought to Flexsteel a comprehensive knowledge of the recreational vehicle market, having served as vice president of Fleetwood Enterprises Incorporated. He also served as a Flexsteel director for seven years and brings us valuable expertise in marketing and management.

Although retired from Sears, John Easter has given us the benefit of his extensive experience and knowledge in furniture retailing for seven years on our Board, the last three as your Chairman. Now as he goes into well-earned full retirement he takes with him our heartfelt thanks and good wishes.

OUR COMMITMENT TO YOU

We are committed to following a thoughtful Strategic Plan, which includes current and long-term methods to continue the Flexsteel achievement story through:

* partnering with our dealers

* upholding the famous Flexsteel quality

* continuing to increase our market share

* judicious expansion of product lines

* responding to new market patterns

AN EXCELLENT FUTURE

We owe our thanks to our talented and capable associates, our loyal customers, our excellent vendors and especially to you, our shareholders. It is your contributions that have made possible Flexsteel's long history of financial strength and performance. We rely on these relationships and their wealth of experience to accomplish our strategic goals and continue our strong record of service to you.

/s/ K. Bruce Lauritsen
K. BRUCE LAURITSEN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/ L. Bruce Boylen
L. BRUCE BOYLEN
CHAIRMAN OF THE BOARD


[PHOTO]
K. BRUCE LAURITSEN
PRESIDENT &
CHIEF EXECUTIVE OFFICER

[PHOTO]
L. BRUCE BOYLEN
CHAIRMAN OF THE BOARD,
FLEXSTEEL INDUSTRIES, INC.


                                                                   FLEXSTEEL | 1
                                    strength
                                    IN DESIGN

[PHOTO]
THIS CHAIR AND OTTOMAN PAIR TYPIFIES THE HANDSOME COMFORT AND BROAD-BASED APPEAL OF THE MELANGE COLLECTION.

We design Flexsteel to be beautiful. We make it comfortable. And we build it to last.

This has been the Flexsteel philosophy for over a century. The beauty of our fine upholstered furniture draws retailers into our markets and customers to our dealers' showrooms.

Once in a Flexsteel Comfort Gallery or Comfort Seating Showroom, the customer finds that shopping for furniture can be a much more rounded experience than merely selecting a frame and seeing how it will look in a chosen fabric. Here the customer can create the room of her dreams. She can select accent tables and other accessories in complementary styles.

                                    creating
                             THE ROOM OF HER DREAMS

These include area rugs from Feizy, and such other items as lamps and wall hangings from The Accessory Group. Product offerings from these suppliers expand choices for both dealers and customers.

Later this year we'll be introducing exciting new designs in a signature collection created for us by the Emmy-award-winning decorator Christopher Lowell, the popular TV personality.

Flexsteel's "home furnishings that go down the road" fit beautifully into today's more fluid and spherical, less boxy, motor homes' interiors. They're also designed for optimum space use. Our new Versaflex power sofa features multi-position recline, a bed and a slide-out ottoman. Motor home manufacturers can now provide a luxurious sleeping, working and eating area in only 76" of overall space.

The Flexsteel name is a powerful selling aid in motor homes and converted vans. Manufacturers report that customers instantly recognize the Flexsteel name on their captain's chairs and bucket seats.


[PHOTO] PHOTO COURTESY WINNEBAGO INDUSTRIES
SPACIOUS LIVING AREA IN THE ITASCA(R) HORIZON BY WINNEBAGO. TRUE LIVING-ROOM COMFORT WITH FLEXSTEEL FURNITURE IN THE SLIDE-OUT ROOM.


2 | FLEXSTEEL

Our Commercial Seating division has introduced new task chairs, restaurant tables and chairs, and casino chairs and stools for the gaming industry. They've published a new Designbook to acclaim from interior designers. This useful tool helps designers put together complete presentations of Flexsteel sofas, chairs and tables for installations such as clubs, hotels and restaurants.

Our own designers work closely with these interior specialists because today there's a competitive premium in customization. Just as the retail customer demands a custom sofa, commercial interior designers and motor home builders have their own unique requirements.

                                     drawing
                             ON OUR COMBINED SKILLS

We have long found that our experience in metalworking - building our famous seat spring - has given us a competitive advantage in RV seating. Now we find a similar synergy between home furnishings, RV seating and commercial seating. Drawing on our combined skills and experience, we're able to respond quickly to design requests, create the design and deliver a prototype more quickly than ever.

AND EXECUTION

We have a strong story for dealers to tell, to sell.

Many of our retailers report second- and third-generation customers who choose Flexsteel because our fine upholstered furniture has proven itself in their parents' and grandparents' homes.

We've always been proud of our frames; for decades we've warranted them for life. Today, our frames are lighter and stronger than ever. Engineered wood is not only better for furniture but also helps conserve a valuable renewable resource. Our unitized seat spring construction has distinguished Flexsteel furniture since 1927; it is so strong that it, too, is warranted for life.

Besides the competitive advantage of our abilities in metal and fabric working, our experience in, and knowledge of, safety help us sell to both the recreational vehicle and maritime markets. Our seating for van conversions, motor homes, travel trailers and maritime vessels meets or exceeds all applicable safety codes.

                                     quality
                                 FOR GENERATIONS

The Flexsteel name has stood for quality for generations. We take pride in that reputation and never stop striving to uphold and strengthen it.


[PHOTO]
LEATHER RECLINERS ARE NATURALLY HANDSOME. FLEXSTEEL RECLINERS ALSO OFFER SUPERIOR COMFORT AND LIFETIME WARRANTIES.

[PHOTO]
ACCESSORIES ARE PROMINENTLY DISPLAYED IN THIS KIOSK. AN INNOVATION FROM FLEXSTEEL TO HELP COMFORT GALLERY DEALERS MAXIMIZE SALES AND PROFITS.

[PHOTO]
THIS INVITING CONVERSATIONAL GROUPING IS PART OF A LINE DEVELOPED BY THE COMMERCIAL SEATING DIVISION. BOTH HANDSOME AND PRACTICAL, IT SERVES THE GROWING NEEDS OF THE HOSPITALITY INDUSTRY.

A VERSATILE TRADITIONAL GROUP INCLUDES A SPECTACULAR DOUBLE-ARM CHAISE. FOR A TRANSITIONAL LOOK, THE CUSTOMER CAN SUBSTITUTE TAPERED LEGS FOR THE TRADITIONAL PLEATS.


                                                                   FLEXSTEEL | 3
                                    building
                                 ON OUR STRENGTH


[PHOTO]
THIS SLEEK BUCKET SEAT TYPIFIES BOTH THE HANDSOME AUTOMOTIVE STYLING AND SMOOTHLY-OPERATING POWER CONTROLS DEVELOPED BY FLEXSTEEL DESIGNERS AND ENGINEERS.

At Flexsteel, we've never sat on our laurels.

Nor do we now. This interim period has given us the opportunity to actively pursue new markets. We are actually signing up new customers in all the markets we serve.

                                     pursue
                                   NEW MARKETS

We've added seventy-six Flexsteel Comfort Galleries this year. Our Commercial Seating division, armed with the new Designbook and an aggressive sales force, is reaching such new areas as the limited service hospitality industry and the casino industry. The Recreational Vehicle Seating division is increasing our business in yachts. The strengths of our RV and Commercial Seating divisions draw on each other to open new markets with exciting potential, such as the growing cruise ship industry.

In our Strategic Plan, we recognized last year the first signs of the present downturn. We are adhering to that plan, guarding those assets we'll need in the future while taking advantage of the leaps in technology that help us control costs in the present.

Digital technology, by allowing instant communication between our nation-wide factory network, enormously reduces paper handling, errors and lost time.

Sophisticated computer-controlled fabric cutting gives us a technological competitive advantage in all our seating markets. This advantage is somewhat diluted by the necessity of supplying customers with highly individualized designs, but we counter that by setting up "work cells." These production units specialize in currently popular products, such as the metal daybeds we are now supplying to hotels.

Our Web site has been redesigned and continues to generate enormous interest. Over fifty thousand visitors per month spend an average of fifteen minutes per visit at our site.

[PHOTO]
RECLINING SECTIONALS OFFER VERSATILE CASUAL COMFORT. THIS BEAUTIFUL GROUPING BY FLEXSTEEL ALSO OFFERS OUR UNIQUE SPRING SET IN A METAL SEAT FRAME FOR LIFETIME COMFORT.


4 | FLEXSTEEL

Market studies show that most furniture buyers today have previously researched their choices on the Web. Soon visitors to the Flexsteel site will be able to see desired frame-and-fabric combinations right on their home computers.

We help our dealers sell. A special Web site section, the Cyber Resource Center, gives our retailers real-time information on style introductions and modifications, fabric availability, order status, and upcoming promotions. We help our dealers maximize their return-per-square-foot with a complete line of tables, our accessories program, our huge selection of exclusive fabrics, and our newest Comfort Gallery upgrade program. We also provide retailers a comprehensive monthly advertising package. It includes print and electronic ads the retailer can adapt to his market.

                                     enhance
                             OUR RETAILERS' EFFORTS

We support and enhance our retailers' efforts with a year-round national advertising program. Full-page ads in the most widely-distributed home-and-garden magazines present our beautiful designs in handsome settings and add to Flexsteel's name recognition.

[PHOTO]
EVEN A TASK CHAIR CAN BE SMART-LOOKING AS WELL AS COMFORTABLE. ONE OF OUR ENTRIES INTO THE GROWING OFFICE FURNITURE MARKET.

[PHOTO]
WE'VE MODIFIED OUR POPULAR WEST INDIES GROUP FOR COMMERCIAL INSTALLATIONS. IT INCLUDES TABLES AND A SELECTION OF UPHOLSTERED FURNITURE.


FOR THE FUTURE

We are constantly improving efficiency and quality.

In the future we'll see less paperwork at Flexsteel. There will be more digital solutions. There will be more information on our Web site, including this Annual Report, and more dealer services at our Cyber Resource Center.

                                     respond
                                  MORE QUICKLY

There'll be greater coordination between our procurement department and our vendors, making more use of e-commerce and reducing cycle time, especially in imports. We'll be able to respond more quickly to custom needs, not only for home furnishings but also in Commercial and Recreational Vehicle Seating. We're reducing obsolescence and improving inventory turns and controls.

We expect continued change and some weaknesses in the retail sector. Sound financial strength and careful management will once again support us. We'll stay focused on our Strategic Plan, continue costs controls, and open new distribution channels.

We're protecting your investment. As you see Flexsteel in more places than ever
- in living rooms, on the road, on the sea, in hotels and cruise ships, in yachts and casinos, in restaurants and assisted-living centers - you'll be seeing Flexsteel growth.

Please visit our Web site: flexsteel.com. Among other things you'll see some great letters from customers who have discovered Flexsteel quality.

We want you to be as proud of your company as we are.


[PHOTO]
COMFORT GALLERIES, LIKE THIS ONE IN CALLAN'S, ARE PLEASING SHOPPING ENVIRONMENTS FULL OF IDEAS. SHOPPERS CAN PUT TOGETHER ROOMS WITH SOFAS, CHAIRS, ACCENT TABLES AND OTHER ACCESSORIES.

LEATHER IS PERENNIALLY POPULAR. HERE WE'VE PRESENTED IT IN A MASSIVE SCALE. THE PRESS-BACK LOUNGE CHAIR, OTTOMAN AND SOFA ARE HANDSOME AND COMFORTABLE.


                                                                   FLEXSTEEL | 5

Five year
      REVIEW


[ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA]

FISCAL YEAR ENDED JUNE 30,                           2001            2000           1999           1998           1997
                                                  ----------      ----------     ----------     ----------     ----------
SUMMARY OF OPERATIONS                                                                                              (4)
   Net Sales (1) .............................    $  284,773      $  300,066     $  272,130     $  247,740     $  230,501
   Cost of Goods Sold (1) ....................       224,352         235,824        212,576        196,960        184,162
   Operating Income ..........................         6,543          17,679         15,398          9,868          7,888
   Interest and Other Income .................         1,063           1,439          1,134          2,015          1,931
   Interest Expense ..........................           331             461            315            356            345
   Income Before Income Taxes ................         7,274          18,658         16,217         11,527          9,473
   Income Taxes ..............................         2,680           6,730          5,900          3,925          3,425
   Net Income (2) (3) (5) ....................         4,594          11,928         10,317          7,602          6,048
   Earnings per Common Share: (2) (3) (5)
     Basic ...................................          0.75            1.85           1.52           1.09           0.86
     Diluted .................................          0.74            1.82           1.51           1.08           0.86
   Cash Dividends per Common Share ...........          0.52            0.52           0.48           0.48           0.48

STATISTICAL SUMMARY
   Average Common Shares Outstanding:
     Basic ...................................         6,108           6,458          6,775          6,959          7,024
     Diluted .................................         6,174           6,562          6,850          7,035          7,072
   Book Value per Common Share ...............         14.10           13.81          12.50          11.49          10.86
   Total Assets ..............................       110,294         114,876        112,684        104,673         99,173
   Property, Plant and Equipment, net ........        24,554          26,837         25,912         23,096         26,214
   Capital Expenditures ......................         2,817           6,718          8,398          2,392          5,273
   Working Capital ...........................        55,402          52,016         50,210         50,549         44,357
   Long-Term Debt ............................             0               0              0              0              0
   Shareholders' Equity ......................        85,062          85,196         81,166         78,080         75,238

SELECTED RATIOS
   Net Income as Percent of Sales ............           1.6%            4.0%           3.8%           3.1%           2.6%
   Current Ratio .............................      3.6 to 1        3.0 to 1       2.8 to 1       3.1 to 1       3.1 to 1
   Return on Ending Common Equity ............           5.4%           14.0%          12.7%           9.7%           8.0%
   Return on Beginning Common Equity .........           5.4%           14.7%          13.2%          10.1%           8.2%
   Average Number of Employees ...............         2,410           2,570          2,400          2,330          2,320


(1)Net sales and cost of goods sold reflect a reclassification of delivery charges in order to comply with Emerging Issues Task Force No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS.

(2)2000 income and per share amounts reflect a gain on the sale of land of approximately $1,250,000 ($790,000 net of income tax) or $0.12 per share and a non-taxable gain from life insurance proceeds of approximately $405,000 or $0.06 per share.

(3)1998 income and per share amounts reflect a non-taxable gain from life insurance proceeds of approximately $720,000 or $0.10 per share.

(4)On March 18, 1997, the Company acquired certain assets of Dygert Seating, Inc., and the related production facilities for $6,934,000.

(5)1997 income and per share amounts reflect a gain on the sale of a production facility of approximately $350,000 (net of income taxes) or $0.05 per share.


6 | FLEXSTEEL

Reports
   OF AUDITORS'
   AND MANAGEMENT



INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of Flexsteel Industries, Inc. (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

MINNEAPOLIS, MINNESOTA
AUGUST 10, 2001


REPORT OF MANAGEMENT

TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

Management is responsible for the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the report of Deloitte & Touche LLP, our independent auditors. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on estimates and judgments of management.

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

The Audit & Ethics Committee of the Board of Directors, composed solely of outside directors, annually recommends to the Board of Directors, the appointment of the independent auditors that are engaged to audit the consolidated financial statements of the Company and to express an opinion thereon. The Audit & Ethics Committee meets periodically with the independent auditors to review financial reports, accounting and auditing practices and controls.

K. BRUCE LAURITSEN
PRESIDENT
CHIEF EXECUTIVE OFFICER

RONALD J. KLOSTERMAN
VICE PRESIDENT, FINANCE
CHIEF FINANCIAL OFFICER
SECRETARY


                                                                   FLEXSTEEL | 7

Consolidated
Balance
    SHEETS

                                                                                           JUNE 30,
                                                                                  ----------------------------
                                                                                      2001            2000
                                                                                  ------------    ------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents .................................................    $ 10,048,562    $  4,000,855
   Investments ...............................................................       2,536,469       5,730,888
   Trade receivables - less allowance for doubtful accounts
     2001, $1,950,000; 2000, $2,250,000 ......................................      28,363,058      32,053,104
   Inventories ...............................................................      31,379,836      32,456,058
   Deferred income taxes .....................................................       2,700,000       3,140,000
   Other .....................................................................       1,546,710         543,711
                                                                                  ------------    ------------
Total current assets .........................................................      76,574,635      77,924,616
PROPERTY, PLANT AND EQUIPMENT, net ...........................................      24,553,962      26,837,475
NOTES RECEIVABLE .............................................................         415,762       2,752,130
DEFERRED INCOME TAXES ........................................................         300,000          60,000
OTHER ASSETS .................................................................       8,450,110       7,302,095
                                                                                  ------------    ------------
TOTAL ........................................................................    $110,294,469    $114,876,316
                                                                                  ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable - trade .....................................................    $  5,277,607    $  6,921,533
Accrued liabilities:
   Payroll and related items .................................................       3,803,071       6,344,417
   Insurance .................................................................       5,863,451       5,977,525
   Other accruals ............................................................       5,253,930       5,364,921
Industrial revenue bonds payable .............................................         975,000       1,300,000
                                                                                  ------------    ------------
Total current liabilities ....................................................      21,173,059      25,908,396
DEFERRED COMPENSATION ........................................................       4,059,186       3,772,152
                                                                                  ------------    ------------
Total liabilities ............................................................      25,232,245      29,680,548
                                                                                  ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY:
Cumulative preferred stock - $50 par value; authorized 60,000 shares;
   outstanding - none
Undesignated (subordinated) stock - $1 par value; authorized 700,000 shares;
   outstanding - none
Common stock - $1 par value; authorized 15,000,000 shares;
Outstanding 2001, 6,034,210 shares; 2000, 6,170,789 shares ...................       6,034,210       6,170,789
Retained earnings ............................................................      78,272,996      78,268,436
Accumulated other comprehensive income .......................................         755,018         756,543
                                                                                  ------------    ------------
Total shareholders' equity ...................................................      85,062,224      85,195,768
                                                                                  ------------    ------------
TOTAL ........................................................................    $110,294,469    $114,876,316
                                                                                  ============    ============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


8 | FLEXSTEEL

Consolidated
Statements
    OF INCOME &
    COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME                                   FOR THE YEARS ENDED JUNE 30,
                                                          -------------------------------------------------
                                                              2001               2000             1999
                                                          -------------     -------------     -------------
NET SALES ............................................    $ 284,772,510     $ 300,065,940     $ 272,130,007
COST OF GOODS SOLD ...................................     (224,352,469)     (235,824,182)     (212,575,747)
                                                          -------------     -------------     -------------
GROSS MARGIN .........................................       60,420,041        64,241,758        59,554,260
SELLING, GENERAL AND ADMINISTRATIVE ..................      (53,877,499)      (47,812,467)      (44,156,199)
GAIN ON SALE OF LAND .................................                          1,249,806
                                                          -------------     -------------     -------------
OPERATING INCOME .....................................        6,542,542        17,679,097        15,398,061
                                                          -------------     -------------     -------------
OTHER:
   Interest and other income .........................        1,062,629         1,439,293         1,133,814
   Interest expense ..................................         (331,166)         (460,796)         (315,289)
                                                          -------------     -------------     -------------
TOTAL ................................................          731,463           978,497           818,525
                                                          -------------     -------------     -------------
INCOME BEFORE INCOME TAXES ...........................        7,274,005        18,657,594        16,216,586
PROVISION FOR INCOME TAXES ...........................       (2,680,000)       (6,730,000)       (5,900,000)
                                                          -------------     -------------     -------------
NET INCOME ...........................................    $   4,594,005     $  11,927,594     $  10,316,586
                                                          =============     =============     =============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING:
     BASIC ...........................................        6,107,785         6,457,960         6,774,996
                                                          =============     =============     =============
     DILUTED .........................................        6,174,320         6,561,968         6,850,115
                                                          =============     =============     =============
EARNINGS PER SHARE OF COMMON STOCK:
     BASIC ...........................................    $        0.75     $        1.85     $        1.52
                                                          =============     =============     =============
     DILUTED .........................................    $        0.74     $        1.82     $        1.51
                                                          =============     =============     =============

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                      FOR THE YEARS ENDED JUNE 30,
                                                          -------------------------------------------------
                                                               2001              2000             1999
                                                          -------------     -------------     -------------
NET INCOME ...........................................    $   4,594,005     $  11,927,594     $  10,316,586
                                                          -------------     -------------     -------------
OTHER COMPREHENSIVE INCOME (LOSS),
  BEFORE TAX:
   Unrealized gains (losses) on securities
     arising during period ...........................          (21,374)         (389,788)           (1,575)
   Less:reclassification adjustment for losses
     included in net income ..........................           18,961            74,138           192,338
                                                          -------------     -------------     -------------
Other comprehensive income (loss), before tax ........           (2,413)         (315,650)          190,763
                                                          -------------     -------------     -------------
INCOME TAX BENEFIT (EXPENSE):
Income tax benefit related to securities losses
   arising during period .............................            7,866           143,986               577
Income tax expense related to securities
   reclassification adjustment .......................           (6,978)          (27,431)          (70,494)
                                                          -------------     -------------     -------------
Income tax expense (benefit) related
   to other comprehensive income .....................              888           116,555           (69,917)
                                                          -------------     -------------     -------------
OTHER COMPREHENSIVE INCOME (LOSS),
  NET OF TAX .........................................           (1,525)         (199,095)          120,846
                                                          -------------     -------------     -------------
COMPREHENSIVE INCOME .................................    $   4,592,480     $  11,728,499     $  10,437,432
                                                          =============     =============     =============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                   FLEXSTEEL | 9

Consolidated
Statements
    OF CHANGES IN
    SHAREHOLDERS' EQUITY

                                           COMMON STOCK            ADDITIONAL                   ACCUMULATED OTHER
                                     -------------------------      PAID-IN         RETAINED      COMPREHENSIVE
                                       SHARES      PAR VALUE        CAPITAL         EARNINGS          INCOME           TOTAL
                                     ---------    ------------    ------------    ------------     ------------    ------------
Balance at June 30, 1998 .........   6,794,730    $  6,794,730                    $ 70,450,282     $    834,792    $ 78,079,804
Purchase of Company Stock ........    (364,092)       (364,092)   $   (550,258)     (3,810,916)                      (4,725,266)
Issuance of Company Stock ........      61,202          61,202         550,258                                          611,460
Investment Valuation Adjustment ..                                                                      120,846         120,846
Cash Dividends ...................                                                  (3,237,714)                      (3,237,714)
Net Income .......................                                                  10,316,586                       10,316,586
                                     ---------    ------------    ------------    ------------     ------------    ------------
Balance at June 30, 1999 .........   6,491,840       6,491,840                      73,718,238          955,638      81,165,716
Purchase of Company Stock ........    (385,445)       (385,445)       (651,621)     (4,055,342)                      (5,092,408)
Issuance of Company Stock ........      64,394          64,394         651,621                                          716,015
Investment Valuation Adjustment ..                                                                     (199,095)       (199,095)
Cash Dividends ...................                                                  (3,322,054)                      (3,322,054)
Net Income .......................                                                  11,927,594                       11,927,594
                                     ---------    ------------    ------------    ------------     ------------    ------------
Balance at June 30, 2000 .........   6,170,789       6,170,789                      78,268,436          756,543      85,195,768
Purchase of Company Stock ........    (200,038)       (200,038)       (678,171)     (1,418,202)                      (2,296,411)
Issuance of Company Stock ........      63,459          63,459         678,171                                          741,630
Investment Valuation Adjustment ..                                                                       (1,525)         (1,525)
Cash Dividends ...................                                                  (3,171,243)                      (3,171,243)
Net Income .......................                                                   4,594,005                        4,594,005
                                     ---------    ------------    ------------    ------------     ------------    ------------
Balance at June 30, 2001 .........   6,034,210    $  6,034,210    $         --    $ 78,272,996     $    755,018    $ 85,062,224
                                     =========    ============    ============    ============     ============    ============


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


10 | FLEXSTEEL

Consolidated
Statements
    OF CASH FLOWS


                                                                       FOR THE YEARS ENDED JUNE 30,
                                                              ----------------------------------------------
                                                                  2001             2000             1999
                                                              ------------     ------------     ------------
OPERATING ACTIVITIES:
Net income ...............................................    $  4,594,005     $ 11,927,594     $ 10,316,586
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation ..........................................       5,726,298        5,492,556        5,358,482
   (Gain) loss on disposition of capital assets ..........         (35,542)      (1,278,671)         134,235
   Trade receivables .....................................       5,637,605         (830,818)      (2,426,664)
   Inventories ...........................................       1,805,222       (2,952,849)      (2,895,913)
   Other current assets ..................................      (1,003,000)         (82,305)         171,324
   Other assets ..........................................        (362,326)         630,602         (616,268)
   Accounts payable - trade ..............................      (1,643,926)        (155,196)       1,284,021
   Accrued liabilities ...................................      (2,106,659)      (1,488,716)       4,583,133
   Deferred compensation .................................         287,034          711,482            8,145
   Deferred income taxes .................................         200,000          500,000         (915,000)
                                                              ------------     ------------     ------------
Net cash provided by operating activities ................      13,098,711       12,473,679       15,002,081
                                                              ------------     ------------     ------------

INVESTING ACTIVITIES:
Purchases of investments .................................      (2,014,525)      (1,635,138)      (3,750,686)
Proceeds from sales of investments .......................       4,425,506        4,843,652        4,782,119
Payments received from customers on notes receivable .....         211,974           50,000
Loans to customers on notes receivable ...................      (1,325,000)      (2,875,000)
Proceeds from sale of capital assets .....................         178,997        1,579,166           88,927
Capital expenditures .....................................      (2,817,180)      (6,718,094)      (8,398,487)
                                                              ------------     ------------     ------------
Net cash used in investing activities ....................      (1,340,228)      (4,755,414)      (7,278,127)
                                                              ------------     ------------     ------------

FINANCING ACTIVITIES:
Repayment of borrowings ..................................        (325,000)        (325,000)        (325,000)
Dividends ($0.52, 0.52, 0.48 per share, respectively) ....      (3,190,069)      (3,306,838)      (3,265,025)
Proceeds from issuance of common stock ...................         100,704          120,799           13,114
Repurchase of common stock ...............................      (2,296,411)      (5,092,409)      (4,725,266)
                                                              ------------     ------------     ------------
Net cash used in financing activities ....................      (5,710,776)      (8,603,448)      (8,302,177)
                                                              ------------     ------------     ------------

Increase (decrease) in cash and cash equivalents .........       6,047,707         (885,183)        (578,223)
Cash and cash equivalents at beginning of year ...........       4,000,855        4,886,038        5,464,261
                                                              ------------     ------------     ------------
Cash and cash equivalents at end of year .................    $ 10,048,562     $  4,000,855     $  4,886,038
                                                              ============     ============     ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest .................................................    $     61,000     $     64,000     $     70,000
Income taxes .............................................    $  4,442,000     $  7,050,000     $  5,644,000


           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                  FLEXSTEEL | 11

Notes
    TO CONSOLIDATED
    FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES
     DESCRIPTION OF BUSINESS - Flexsteel Industries, Inc. (the Company) manufactures a broad line of quality upholstered furniture for residential, recreational vehicle and commercial seating use. Products include sofas, love seats, chairs, reclining and rocker-reclining chairs, swivel rockers, sofa beds, and convertible bedding units. The Company's products are sold primarily throughout the United States and Canada, by the Company's internal sales force and various independent representatives. The Company has two wholly owned subsidiaries. Desert Dreams, Inc. owns and leases a commercial building to an unrelated entity. Four Seasons, Inc. operates five retail furniture stores. All significant intercompany accounts and transactions have been eliminated.

     USE OF ESTIMATES - the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     FAIR VALUE - the Company's cash, accounts receivable, accounts payable, accrued liabilities and other liabilities are carried at amounts which reasonably approximate their fair value due to their short-term nature. Notes receivable and the industrial revenue bonds payable are carried at amounts, which reasonably approximate their fair value due to their variable interest rates. Fair values of investments in debt and equity securities are disclosed in Note 2.

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

     REVENUE RECOGNITION - is upon delivery of product. Net sales consist of product sales and related delivery charge revenue, net of adjustments for estimated returns and allowances.

     INSURANCE - the Company is self-insured for health care and most workers' compensation up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its comprehensive general, product, and vehicle liability policies, as well as some workers' compensation, and has provided a letter of credit in the amount of $982,000. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

     INCOME TAXES - deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

     EARNINGS PER SHARE - Basic earnings per share of common stock is based on the weighted-average number of common shares outstanding during each year. Diluted earnings per share of common stock takes into effect the dilutive effect of potential common shares outstanding. The Company's only potential common shares outstanding are stock options, which resulted in a dilutive effect of 66,535 shares, 104,008 shares, and 75,119 shares in fiscal 2001, 2000 and 1999, respectively. The Company calculates the dilutive effect of outstanding options using the treasury stock method.

     SEGMENT AND RELATED INFORMATION - Under the "management approach" methodology prescribed by Statement of Financial Accounting Standards
     (SFAS) No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, the Company operates in two segments. The significant segment is the manufacture of seating products. The second segment is the operation of five retail furniture stores. At June 30, 2001, the retail segment had $2,367,000 of assets. For the fiscal year ended June 30, 2001, the retail segment had net sales of $4,435,000 and a net loss of $1,488,000. The fiscal year 2000 amounts for the retail segment were not significant.

     ACCOUNTING DEVELOPMENTS - The Company adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES on July 1, 2000. The Company's policy is to not use freestanding derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales. The adoption had no impact on the Company's financial position and results of operations.

     The Company adopted Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, on January 1, 2001. The adoption had no impact on the Company's financial position or results of operations.

     In September 2000, the Emerging Issues Task Force (EITF) issued No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS. EITF No. 00-10 states that all amounts billed to a customer in a sale transaction, related to shipping and handling fees, represent revenues earned for the goods provided and these amounts should be classified as revenue. The Company adopted EITF No. 00-10 on April 1, 2001. Prior period net sales and costs of goods sold have been adjusted for this change, which had no effect on previously reported income.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations after June 30, 2001. SFAS No. 142 establishes new standards for accounting for goodwill and intangible assets and will be adopted by the Company on July 1, 2001. Management believes that SFAS No. 141 and 142 will not have a material impact on the Company's financial position or results of operations.

     RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the fiscal 2001 presentation. These reclassifications had no impact on net income or shareholders' equity as previously reported.

2.   INVESTMENTS
     Debt and equity securities are included in Investments and in Other Assets, at fair value based on quoted market prices, and are classified as available for sale. The amortized cost and estimated market values of investments are as follows:


12 | FLEXSTEEL

                                     JUNE 30, 2001              JUNE 30, 2000
                               -----------------------   -----------------------
                                  DEBT        EQUITY        DEBT        EQUITY
                               SECURITIES   SECURITIES   SECURITIES   SECURITIES
                               ----------   ----------   ----------   ----------

     Amortized Cost            $3,076,663   $2,781,872   $6,080,606   $2,244,735
     Unrealized gains (losses)     25,747    1,168,914     (144,432)   1,284,794
                               ----------   ----------   ----------   ----------
     ESTIMATED MARKET VALUE    $3,102,410   $3,950,786   $5,936,174   $3,529,529
                               ==========   ==========   ==========   ==========

     As of June 30, 2001, the maturities of debt securities are $1,792,003 within one year, $708,134 in one to five years, and $602,273 over five years.

3.   INVENTORIES
     Inventories valued on the LIFO method would have been approximately $1,963,000 and $2,062,000 higher at June 30, 2001 and 2000, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:

                                                       JUNE 30,
                                              --------------------------
                                                  2001           2000
                                              -----------    -----------

     Raw materials........................    $16,343,218    $16,711,084
     Work in process and finished parts ..      8,651,210      9,125,346
     Finished goods ......................      6,385,408      6,619,628
                                              -----------    -----------
     TOTAL................................    $31,379,836    $32,456,058
                                              ===========    ===========

4.   PROPERTY, PLANT AND EQUIPMENT
                                                             JUNE 30,
                                       ESTIMATED    ---------------------------
                                      LIFE (YEARS)      2001           2000
                                      ------------  ------------   ------------
     Land ............................              $  2,212,790   $  2,212,790
     Buildings and improvements ......    3-39        30,007,095     29,503,530
     Machinery and equipment .........    3-10        31,320,833     31,074,388
     Delivery equipment ..............    3-7         15,930,432     14,945,474
     Furniture and fixtures ..........    3-5          5,687,361      6,016,280
                                                    ------------   ------------
     TOTAL ...........................                85,158,511     83,752,462

     Less accumulated depreciation ...               (60,604,549)   (56,914,987)
                                                    ------------   ------------
     NET .............................              $ 24,553,962   $ 26,837,475
                                                    ============   ============

5.   BORROWINGS
     The Company is obligated for $975,000 of Industrial Revenue Bonds at June 30, 2001, which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for the years ended June 30, 2001, 2000 and 1999 of 4.5%, 4.1% and 3.7% respectively, and are due in annual installments of $325,000 through 2004, if not paid earlier upon demand of the holder. The Company has issued a letter of credit to guarantee the payment of these bonds in the event of the default. No amounts were outstanding on this letter at June 30, 2001.

6.   INCOME TAXES
     The total income tax provision for the years ended June 30, 2001, 2000 and 1999 was 36.8%, 36.1% and 36.4%, respectively, of income before income taxes. In fiscal 2000 the effective rate was reduced by 0.7% for nontaxable life insurance proceeds of $405,000.

     Provision - comprised of the following:

                                     2001            2000           1999
                                 -----------     -----------    -----------
     Federal - current ......    $ 2,550,000     $ 5,520,000    $ 6,115,000
     State - current ........        330,000         710,000        700,000
     Deferred ...............       (200,000)        500,000       (915,000)
                                 -----------     -----------    -----------
     TOTAL ..................    $ 2,680,000     $ 6,730,000    $ 5,900,000
                                 ===========     ===========    ===========

     Deferred income taxes - comprised of the following:

                                 JUNE 30, 2001              JUNE 30, 2000
                           ------------------------   -------------------------
                             CURRENT     LONG-TERM      CURRENT      LONG-TERM
                           ----------   -----------   -----------   -----------

     Asset allowances      $  720,000                 $   810,000

     Other accruals         1,980,000                   2,330,000
     and allowances

     Deferred compensation              $ 1,500,000                 $ 1,400,000

     Property, plant                     (1,200,000)                 (1,340,000)
     and equipment
                           ----------   -----------   -----------   -----------
     TOTAL                 $2,700,000   $   300,000   $ 3,140,000   $    60,000
                           ==========   ===========   ===========   ===========

7.   CREDIT ARRANGEMENTS
     The Company has lines of credit of $3,000,000 with banks for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such line the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings during fiscal 2001 or 2000.

8.   STOCK OPTIONS
     The Company has stock option plans for key employees and directors that provide for the granting of incentive and nonqualified stock options. Under the plans, options are granted at an exercise price equal to the fair market value of the underlying common stock at the date of grant, and may be exercisable for up to 10 years. All options are exercisable when granted. At June 30, 2001, 394,650 shares were available for future grants. The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock option plans, as permitted under FASB Statement No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123). Accordingly, no compensation cost has been recognized for its stock option plans. Had the compensation cost for the Company's incentive stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      2001         2000         1999
                                  -----------  -----------  -----------
     Net IncomeAs reported .....  $ 4,594,005  $11,927,594  $10,316,586
                Pro forma ......    4,431,005   11,736,594   10,171,214

     Earnings per share:
       Basic    As reported ....  $      0.75  $      1.85  $      1.52
                  Pro forma ....         0.73         1.82         1.50
       Diluted  As reported ....         0.74         1.82         1.51
                  Pro forma ....         0.72         1.79         1.48

     The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2001, 2000 and 1999, respectively: dividend yield of 4.8%, 3.9% and 4.5%; expected volatility of 24.6%, 26.3% and 27.1%; interest rates of 6.5%, 7.1% and 6.8%; and an expected life of 8 to 10 years on all options.

     A summary of the status of the Company's stock option plans as of June 30, 2001, 2000 and 1999 and the changes during the years then ended is presented below:

                                          SHARES      PRICE RANGE
                                          ------     --------------

     June 30, 1998 Outstanding....        500,505    $10.25 - 15.75
       Granted....................        106,450     10.50 - 12.75
       Exercised..................        (34,088)    10.25 - 11.44
       Canceled...................        (13,600)    11.13 - 15.75
                                          -------
     June 30, 1999 Outstanding ...        559,267     10.25 - 15.75
       Granted....................        112,000     13.25 - 13.59
       Exercised..................        (42,872)    10.25 - 11.44
       Canceled...................         (2,650)    10.25 - 11.44
                                          -------
     June 30, 2000 Outstanding ...        625,745     10.25 - 15.75
       Granted....................        135,150     10.56 - 10.75
       Exercised..................         (8,000)    10.25 - 10.50
                                          -------
     June 30, 2001 Outstanding ...        752,895     10.25 - 15.75
                                          =======


                                                                  FLEXSTEEL | 13

     Significant option groups outstanding at June 30, 2001 and related weighted-average exercise price and remaining life information follows:

                                                  WEIGHTED - AVERAGE
                                               ------------------------
                                   OPTIONS      EXERCISE   LIFE (YEARS)
     GRANT DATE                  OUTSTANDING     PRICE      REMAINING
     --------------------------  ------------  ---------   ------------
     July 6, 1993 .............     74,360      $ 14.875       0.1
     July 28, 1994 ............     61,060        10.500       3.0
     August 16, 1995 ..........     81,200        11.250       4.1
     July 30, 1996 ............     82,350        10.250       5.0
     November 7, 1997 .........     80,825        11.438       6.3
     November 2, 1998 .........     95,950        10.500       7.3
     November 2, 1999 .........    107,000        13.250       8.3
     November 14, 2000 ........    130,150        10.750       9.3
     All other ................     40,000        12.840       5.7
                                   -------
     TOTAL ....................    752,895        11.640       5.9
                                   =======

9.   PENSION AND RETIREMENT PLANS
     The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multi-employer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,683,000 in fiscal 2001, $1,572,000 in fiscal 2000 and $1,427,000 in fiscal 1999 including $380,000 in fiscal 2001, $363,000 in fiscal 2000 and $330,000 in fiscal 1999 for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 6% of each covered employee's wages. The Company's matching contribution for the retirement savings plans is 25%
     - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multi-employer defined benefit pension plans administered by others under collective bargaining agreements were $1,355,000 in fiscal 2001, $1,449,000 in fiscal 2000 and $1,355,000 in fiscal 1999.

     The Company has unfunded post-retirement benefit plans with certain officers. During the year ended June 30, 2000, the Company recorded a one-time cost adjustment of $474,161 due to a change from a fixed benefit obligation to a defined contribution obligation. The plans require various annual contributions for the participants based upon compensation levels and age. All participants are fully vested. For the years ended 2001, 2000 and 1999, excluding the aforementioned one time cost, the benefit obligation was increased by interest expense of $305,039, $343,536 and $247,228, service costs of $285,995, $256,785 and $146,917, and decreased by payments of $304,000, $363,000 and $386,000, respectively. At June 30, 2001, the benefit obligation was $4,059,186.

10.  MANAGEMENT INCENTIVE PLAN
     The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment, with 331/3% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 34,397, 53,427 and 45,158 shares were awarded, and the amounts charged to income were $380,000, $646,000 and $598,000 in fiscal 2001, 2000 and 1999, respectively. At June 30, 2001, 180,281 shares were available for future grants.

11.  COMMITMENTS AND CONTINGENCIES
     Facility Leases - The Company leases certain facilities under various operating leases. These leases require the company to pay operating costs, including property taxes, insurance, and maintenance. Total lease expense related to the various operating leases was approximately $1,410,000, $630,000 and $518,000 in fiscal 2001, 2000 and 1999, respectively. Expected future minimum commitments under operating leases and lease guarantees as of June 30, 2001, were as follows:

     YEAR ENDED JUNE 30,
     2002                    $ 1,466,000
     2003                      1,327,000
     2004                      1,343,000
     2005                        807,000
     2006                        690,000
     Thereafter                2,145,000
                             -----------
                             $ 7,778,000
                             ===========

12.  SUPPLEMENTARY QUARTERLY
     FINANCIAL INFORMATION
     (UNAUDITED - in thousands of dollars, except per share amounts)

                                                  QUARTERS
                                --------------------------------------------
     2001                          1ST        2ND           3RD        4TH
                                --------   --------      --------   --------
     Net Sales (1) ..........   $ 70,033   $ 73,917      $ 71,973   $ 68,850
     Gross Margin ...........     14,513     16,475        14,645     14,787
     Net Income .............      1,882      1,723           814        174
     Earnings Per Share
      Basic .................       0.30       0.28          0.13       0.03
      Diluted ...............       0.30       0.28          0.13       0.03
     Dividends Per Share ....       0.13       0.13          0.13       0.13
    *Market Price:
      High ..................      13.00      12.31         13.13      12.18
      Low ...................      12.00      10.50         10.75      10.50

                                                   QUARTERS
                                --------------------------------------------
     2000                          1ST        2ND           3RD        4TH
                                --------   --------      --------   --------
     Net Sales (1) ..........   $ 70,669   $ 73,618      $ 78,400   $ 77,379
     Gross Margin ...........     15,030     15,577        16,588     17,047
     Net Income .............      2,365      3,589(2)      2,943      3,031
     Earnings Per Share:
      Basic .................       0.36       0.55          0.46       0.48
      Diluted ...............       0.36       0.54          0.45       0.47
     Dividends Per Share ....       0.13       0.13          0.13       0.13
    *Market Price:
      High ..................      14.63      14.00         14.00      14.13
      Low ...................      12.56      12.50         11.75      11.38

     (1) Reflects the reclassification of delivery charges to comply with Emerging Issues Task Force No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS.

     (2) Includes net gains of $790,000 on the sale of land and $405,000 from the non-taxable proceeds of life insurance.

     * Reflects the market price as quoted by the National Association of Securities Dealers, Inc.


14 | FLEXSTEEL

Management's discussion
     & ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATION


GENERAL
The following analysis of the results of operations and financial condition of Flexsteel Industries, Inc. (the Company) should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document.

RESULTS OF OPERATIONS
The following table has been prepared as an aid in understanding the Company's results of operations on a comparative basis for the years ended June 30, 2001, 2000 and 1999. Amounts presented are percentages of the Company's net sales.

                                                    FOR THE YEARS ENDED JUNE 30,
                                                    ---------------------------
                                                      2001      2000     1999
                                                     -----     -----     -----
     Net sales ..................................... 100.0%    100.0%    100.0%
     Cost of goods sold ............................ (78.8)    (78.6)    (78.1)

                                                     -----     -----     -----
     Gross margin ..................................  21.2      21.4      21.9
     Selling, general and administrative expenses .. (18.9)    (15.9)    (16.2)
     Gain on sale of land ..........................    --       0.4        --
                                                     -----     -----     -----
     Operating income ..............................   2.3       5.9       5.7
     Other income, net .............................   0.3       0.3       0.3
                                                     -----     -----     -----
     Income before income taxes ....................   2.6       6.2       6.0
     Income tax expense ............................  (1.0)     (2.2)     (2.2)

                                                     -------   -------   -------
     Net income ....................................   1.6%      4.0%      3.8%
                                                     =======   =======   =======

FISCAL 2001 COMPARED TO FISCAL 2000
Net sales for 2001 decreased by $15.3 million or 5.1% compared to 2000. Residential seating sales volume increased $14.8 million or 8.0%. Vehicle seating sales decreased $28.1 million or 29.7%. Commercial seating sales volume decreased $2.0 million or 9.8%.

Gross margin decreased $3.8 million to $60.4 million, or 21.2% of sales, in 2001, from $64.2 million, or 21.4% in 2000. Gross margin decreased due to the decrease in net sales and changes in product mix.

Selling, general and administrative expenses as a percentage of sales were 18.9% and 15.9% for 2001 and 2000 respectively. The amount of selling, general and administrative costs increased due to expenses for bad debts, advertising, and health insurance, and costs associated with the beginning of retail operations.

During the second quarter of 2000 the Company sold land adjacent to its Lancaster, Pennsylvania, production facility at a gain of approximately $1.2 million.

Net other income was $0.7 million in fiscal 2001 and $1.0 million in fiscal 2000. During the second quarter of 2000 the Company realized a non-taxable gain on the proceeds of life insurance of $0.4 million.

The effective tax rate in 2001 was 36.8% compared to 36.1% in 2000. The lower effective income tax rate in 2000 is attributable to the non-taxable gain on the proceeds of life insurance.

The above factors resulted in 2001 fiscal year net income of $4.6 million or $0.74 per diluted share compared to $11.9 million or $1.82 per diluted share in fiscal 2000, a net decrease of $7.3 million or $1.08 per share. Excluding the fiscal year 2000 gain on the sale of land of $0.8 million or $0.12 per share and $0.06 per share or $0.4 million from the proceeds of life insurance, net income for the fiscal year ended June 30, 2001 declined $0.90 per share or $6.1 million.

FISCAL 2000 COMPARED TO FISCAL 1999
Net sales for 2000 increased by $27.9 million or 10.3% compared to 1999. Residential seating sales volume increased $24.7 million or 15.4%. Vehicle seating sales increased $6.2 million or 7.1%. Commercial seating sales volume decreased $3.0 million or 12.9%.

Gross margin increased $4.7 million to $64.2 million, or 21.4% of sales, in 2000, from $59.6 million, or 21.9% in 1999. The gross margin increase was due to improved utilization of available production capacity and changes in product mix.

Selling, general and administrative expenses as a percentage of sales were 15.9% and 16.2% for 2000 and 1999 respectively. The cost percentage decrease was due to management's continued efforts to control fixed costs as volume increased.

During the second quarter of 2000 the Company sold land adjacent to its Lancaster, Pennsylvania, production facility at a gain of approximately $1.2 million.

Net other income was $1.0 million in 2000 and $0.8 million for 1999. During the second quarter of 2000 the Company realized a non-taxable gain on the proceeds of life insurance of $0.4 million.

The effective tax rate in 2000 was 36.1% compared to 36.4% in 1999. The lower effective income tax rate in 2000 is attributable to the non-taxable gain on the proceeds of life insurance.

The above factors resulted in 2000 fiscal year net income of $11.9 million or $1.82 per diluted share compared to $10.3 million or $1.51 per diluted share in fiscal 1999, a net increase of $1.6 million or $0.31 per share.

LIQUIDITY AND CAPITAL RESOURCES
Working capital at June 30, 2001, is $55.4 million, which includes cash, cash equivalents and investments of $12.6 million. Working capital increased by $3.4 million from the June 30, 2000 amount.

Net cash provided by operating activities was $13.1 million, $12.5 million and $15.0 million in fiscal 2001, 2000 and 1999, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in trade receivables, inventory and accrued liabilities.

Capital expenditures were $2.8 million, $6.7 million and $8.4 million for fiscal 2001, 2000 and 1999, respectively. The current year expenditures were incurred primarily for manufacturing and delivery equipment. Projected capital spending for fiscal 2002 is $2.0 million. The projected capital expenditures will be for manufacturing and delivery equipment. The funds for projected capital expenditures are expected to be provided from cash generated from operations and available cash.

Financing activities utilized net cash of $5.7 million, $8.6 million and $8.3 million in fiscal 2001, 2000 and 1999, respectively. Under existing Board authority, the Company repurchased 200,038, 385,445 and 364,092 shares of its outstanding common stock during fiscal 2001, 2000, and 1999, respectively. At June 30, 2001, under existing authorizations, the Company may repurchase 5,340 shares.

FINANCING ARRANGEMENTS
The Company has lines of credit of $3.0 million with banks for short-term borrowings, which have not been utilized since 1979. The Company has outstanding borrowings of $975,000 in the form of variable rate demand industrial development revenue bonds. During fiscal 2001, the weighted-


                                                                  FLEXSTEEL | 15
average interest rate on the industrial development revenue bonds was 4.5%.

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

Statements, including those in this report, which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made here-in. Investors are cautioned that all forward-looking statements involve risk and uncertainty. Some of the factors that could affect results are the effectiveness of new product introductions, the product mix of our sales, the cost of raw materials, the amount of sales generated and the profit margins thereon, credit risk from customers or volatility in the major markets, competition and general economic conditions.

The Company specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.




Flexsteel
   EXECUTIVE COMMITTEE

[PHOTO]
(STANDING) THOMAS D. BURKART, JEFFREY T. BERTSCH, JAMES R. RICHARDSON, PATRICK
M. CRAHAN; (SEATED) K. BRUCE LAURITSEN, EDWARD J. MONAGHAN, RONALD J. KLOSTERMAN


16 | FLEXSTEEL
   plant locations

*  Flexsteel Industries, Inc.

   DUBUQUE, IOWA  52001
   (563) 556-7730
   P. M. Crahan, General Manager

   Flexsteel Industries, Inc.
   DUBLIN, GEORGIA  31040
   (478) 272-6911
   M.C. Dixon, General Manager

   Flexsteel Industries, Inc.
   LANCASTER, PENNSYLVANIA  17604
   (717) 392-4161
   T. P. Fecteau, General Manager

   Flexsteel Industries, Inc.
   RIVERSIDE, CALIFORNIA  92504
   (909) 354-2440
   T. D. Burkart, General Manager

   Flexsteel Industries, Inc.
   NEW PARIS, INDIANA  46553
   (219) 831-4050
   J. E. Gilbertson, General Manager

   Flexsteel Industries, Inc.
   HARRISON, ARKANSAS 72601
   (870) 743-1101
   M. J. Feldman, General Manager

   Metal Division
   DUBUQUE, IOWA  52001
   (563) 556-7730
   J. E. Gilbertson, General Manager

   Commercial Seating Division
   STARKVILLE, MISSISSIPPI  39760
   (662) 323-5481
   S. P. Salmon, General Manager

   Elkhart Division
   ELKHART, INDIANA  46515
   (219) 262-4675
   D. L. Dygert, General Manager

   Vancouver Distribution Center
   VANCOUVER, WASHINGTON  98668
   (206) 696-9955
   T. D. Burkart, General Manager

*  Executive Offices

   permanent showrooms

   Dubuque, Iowa
   High Point, North Carolina
   San Francisco, California

   internet
   http://flexsteel.com

directors & officers

L. Bruce Boylen
   Chairman of the Board of Directors
     Retired Vice President
     Fleetwood Enterprises, Inc.
K. Bruce Lauritsen
   President
   Chief Executive Officer
   Director
Edward J. Monaghan
   Executive Vice President
   Chief Operating Officer
   Director
James R. Richardson
   Senior Vice President, Marketing
   Director
Jeffrey T. Bertsch
   Vice President
   Director
Patrick M. Crahan
   Vice President
   Director
Lynn J. Davis
   Director
     Senior Vice President
     ADC Telecommunications, Inc.
Thomas E. Holloran
   Director
     Professor, Graduate School of
     Business, University of St. Thomas
     St. Paul, Minnesota
Marvin M. Stern
   Director
     Retired Vice President
     Sears, Roebuck & Company
Carolyn T. B. Bleile
   Vice President
Thomas D. Burkart
   Senior Vice President, Vehicle Seating
Kevin F. Crahan
   Vice President
Keith R. Feuerhaken
   Vice President
James E. Gilbertson
   Vice President
Timothy E. Hall
   Treasurer - Assistant Secretary
James M. Higgins
   Vice President, Commercial Seating
Ronald J. Klosterman
   Vice President, Finance
   Chief Financial Officer
   Secretary
Michael A. Santillo
   Vice President

audit committee

Thomas E. Holloran, Chairman
Lynn J. Davis
Marvin M. Stern

compensation &
nominating committee

L. Bruce Boylen, Chairman
Thomas E. Holloran
Marvin M. Stern

marketing & planning
committee

Marvin M. Stern, Chairman
Jeffrey T. Bertsch
Patrick M. Crahan
Lynn J. Davis
Edward J. Monaghan
James R. Richardson

transfer agent & registrar

Wells Fargo Shareowner Services
P. O. Box 64854
South St. Paul,
Minnesota 55164-0854

general counsel

Irving C. MacDonald
Minneapolis, Minnesota
O'Connor and Thomas, P.C.
Dubuque, Iowa

national over-the-counter
NASDAQ symbol
FLXS

annual meeting

December 10, 2001, 2:00 p.m.
Hilton Minneapolis
1001 Marquette Avenue
Minneapolis, Minnesota 55403

AFFIRMATIVE ACTION POLICY
It is the policy of Flexsteel Industries, Inc., that all employees and potential employees shall be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin in all personnel actions. No employee or applicant for employment shall receive discriminatory treatment because of physical or mental disability in regard to any position for which the employee or applicant for employment is qualified. Employment opportunities, and job advancement opportunities will be provided for qualified disabled veterans and veterans of the Vietnam era. This policy is consistent with the Company's plan for "Affirmative Action" in implementing the intent and provisions of the various laws relating to employment and non-discrimination.

ANNUAL REPORT ON FORM 10-K AVAILABLE
A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, can be obtained without charge by writing to:
   Office of the Secretary, Flexsteel Industries, Inc.
   P.O. Box 877
   Dubuque, Iowa 52004-0877

shown on the front cover

TO BE FEATURED IN OUR FALL ADVERTISING CAMPAIGN, THE BEAUTIFUL VERSAILLES COLLECTION TYPIFIES THE SUPERB RESULTS POSSIBLE WHEN FLEXSTEEL COMBINES ITS DESIGN STRENGTH AND UPHOLSTERY ABILITIES WITH THE MANY GLOBAL SOURCES AND TALENTS AVAILABLE. THE HANDSOME WOOD TRIM IS ALL HANDCARVED.

                                             (C) 2001 FLEXSTEEL INDUSTRIES, INC.

[PHOTO] PHOTO COURTESY CARVER YACHTS
THE SPACIOUS MAIN CABIN OF THE CARVER 570 VOYAGER YACHT IS AN INVITATION TO ENJOY THE DELIGHTS OF CRUISING. LEATHER IS A NATURAL CHOICE HERE, OFFERING HANDSOME AND DURABLE COMFORT IN THE FLEXSTEEL RECLINING SECTIONAL AND SWIVEL CHAIRS. THE CAPTAIN'S CHAIR ON THE BRIDGE IS ALSO BY FLEXSTEEL.

                                     beauty
                                & COMFORT AT SEA



[LOGO] FLEXSTEEL (R)                                                  BULK RATE
       AMERICA'S SEATING SPECIALIST                                 U.S. Postage
                                                                        PAID
-------------------------------------                               Permit # 10
                                                                    Dubuque, IA
P.O. Box 877 * Dubuque IA  52004-0877