Form 10-K, Exhibit 13
period 2002-06-30
FLEXSTEEL INDUSTRIES INC
filed 2002-09-25
CIK 37472

EXHIBIT 13


                                                                    FLEXSTEEL(R)
                                                                 A SMART DYNAMIC


                                    [PHOTO]



   Flexsteel Industries, Inc.


        ANNUAL REPORT

FISCAL YEAR ENDED JUNE 30, 2002

FINANCIAL HIGHLIGHTS  [Amounts in thousands except per share data]
--------------------------------------------------------------------------------

[BAR CHART]                                [BAR CHART]

net sales                                  book value per share
MILLIONS OF DOLLARS                        DOLLARS

1993       185,813                         1993          9.57
1994       204,804                         1994          9.98
1995       218,476                         1995         10.28
1996       214,887                         1996         10.45
1997       230,501                         1997         10.86
1998       247,740                         1998         11.49
1999       272,130                         1999         12.50
2000       300,066                         2000         13.81
2001       284,773                         2001         14.10
2002       279,671                         2002         14.15

[BAR CHART]                                [BAR CHART]

earnings per share                         return on common equity
DOLLARS                                    PERCENT

1993          0.87                         1993           9.1%
1994          0.94                         1994           9.5%
1995          0.72                         1995           7.1%
1996          0.63                         1996           6.1%
1997          0.86                         1997           8.0%
1998          1.08                         1998           9.7%
1999          1.51                         1999          12.7%
2000          1.82                         2000          14.0%
2001          0.74                         2001           5.4%
2002          0.92                         2002           6.5%


YEAR ENDED JUNE 30,                2002          2001          2000
---------------------------------------------------------------------
Net Sales                       $ 279,671     $ 284,773     $ 300,066

Operating Income                    8,269         6,466        17,679

Income Before Income Taxes          9,160         7,274        18,658

Net Income                          5,660         4,594        11,928

PER SHARE OF COMMON STOCK:
Average Shares Outstanding:
  Basic                             6,095         6,108         6,458
  Diluted                           6,159         6,174         6,562

Earnings:
  Basic                         $    0.93     $    0.75     $    1.85
  Diluted                            0.92          0.74          1.82

Cash Dividends                       0.52          0.52          0.52


AT JUNE 30,                        2002          2001          2000
---------------------------------------------------------------------
Working Capital                 $  62,228     $  55,402     $  52,016

Net Plant and Equipment            20,558        24,554        26,837

Total Assets                      118,750       110,294       114,876

Shareholders' Equity               87,717        85,062        85,196


[PHOTO] THE EBULLIENT EMMY-AWARD WINNER CHRISTOPHER LOWELL IS HOST TO THE MOST-WATCHED DAYTIME HOME DECORATING SHOW. HE HAS JOINED WITH FLEXSTEEL TO CREATE THE HIGHLY SUCCESSFUL CHRISTOPHER LOWELL HOME COLLECTION OF FURNITURE.


[PHOTO] FLEXSTEEL SEATING GRACES MORE AND MORE LOBBIES AND OTHER PUBLIC AREAS. OUR COMMERCIAL SEATING DESIGNERS ARE SPECIALISTS WHO WORK CLOSELY WITH INTERIOR DESIGN AND ARCHITECTURAL FIRMS. THESE CLIENTS DEPEND ON FLEXSTEEL NOT ONLY FOR HANDSOME QUALITY BUT ALSO FOR A KEEN UNDERSTANDING OF THEIR COMMERCIAL SEATING NEEDS.

          ECHOES OF THE EMPIRE AGE: TYPICAL OF THE ACCENT PIECES IN THE CHRISTOPHER LOWELL HOME COLLECTION, THIS TABLE IS STRIKING FOR ITS X-SHAPED BASE AND ITS BUFFED SILVER HARDWARE. THIS IS JUST ONE OF FOUR TIMELESS GROUPS OF OCCASIONAL FURNITURE.


FLEXSTEEL

TO OUR SHAREHOLDERS,
CUSTOMERS AND ASSOCIATES

IT IS IMPOSSIBLE FOR US TO BEGIN A REVIEW OF THE LAST YEAR WITHOUT RECALLING THE TRAGEDY EXPERIENCED BY OUR GREAT COUNTRY ON SEPTEMBER 11TH, 2001. ALL OF US REMEMBER THOSE WHO LOST THEIR LIVES ON THAT SORROWFUL DAY. OUR PRAYERS REMAIN WITH EACH OF THEM AND ALL OF THOSE WHO SUFFERED LOSS ON THAT DAY.

[PHOTO]                           [PHOTO]

K. BRUCE LAURITSEN                L. BRUCE BOYLEN
PRESIDENT &                       CHAIRMAN OF THE BOARD
CHIEF EXECUTIVE OFFICER

Our fiscal year had begun on July 1, 2001, with cautious optimism. We were seeing signs of a slow, steady recovery - signs that the consumer, becoming more comfortable with the economy, was ready to make those purchases of durable items that had been postponed. Residential furniture sales were inching up, and we were seeing increased sales of our products for recreational vehicles.

But then September 11th happened, and positive movement stopped until late October. By November, we were experiencing better incoming business, a trend which continued to the end of the fiscal year.

Although total sales decreased slightly - $279,671,402 compared to $284,772,510 in the previous fiscal year, a decrease of 2% - earnings increased substantially. Net income was $5,659,544 or $0.92 per share, an increase of 23% over earnings in the same period last year of $4,594,005, or $0.74 per share.

EFFECTS OF THE RECESSION
By the time the economy was officially labeled in recession in December 2001, the recreational vehicle industry had already been suffering for several months. During that calendar year, sales of van conversions had dropped a huge 47%, and we were forced to close our Elkhart plant, and "right-size" our production of seating for recreational vehicles in three other plants.

The steep declines in the hospitality industry following September 11th forced the postponement of remodeling and new construction projects that normally would be served by our Commercial Seating Division.

We also experienced a temporary dip in the sale of home furnishings.

Throughout Flexsteel, managers put slower times to good use, developing new cost-cutting methods and revisiting areas of possible decrease in waste or increase in efficiency.

NEVERTHELESS, A YEAR OF DYNAMIC GROWTH
Despite the crushing effects of September 11th, despite the official recession, we emerged with some excellent results for the year:

* We launched our Christopher Lowell Home Collection which has created extraordinary dealer interest, publicity, traffic and sales

*   We increased penetration of the recreational vehicle seating market

* The Flexsteel name is increasingly recognized in the hospitality and health markets

*   We experienced outstanding growth in Flexsteel Comfort Galleries

*   We enjoyed record traffic at our Spring 2002 Furniture Market

THE CHRISTOPHER LOWELL HOME COLLECTION(TM)
One of the most exciting events of the year was our launch last October of the Christopher Lowell Home Collection of upholstered furniture designed by the popular TV home decorator Christopher Lowell. Despite the down market of last fall, the first showing drew overflow crowds. Appearances by Lowell at dealers showcasing his collection also drew huge crowds. We followed that highly successful introduction in our Spring Market with case goods selected to coordinate with the collection.

One hundred sixty dealers have signed up to display the Collection on their floors, and ninety-seven installations are already in place.

Christopher Lowell draws an average of eleven million viewers a week to his program on the Discovery channel. His exuberant television persona is ideally suited to Flexsteel's dynamic vision. In the upcoming season, his show will use settings that include furniture from the Christopher Lowell Home Collection, creating even more exposure for us. We expect this program to draw enormous interest, and are developing exciting cross-marketing projects for the near future.

THE FLEXSTEEL COMFORT GALLERIES
Flexsteel Comfort Galleries demonstrate Flexsteel's emphasis on doing well those things the company knows best - providing our dealers with a superior product and the means to please, serve, and keep their customers. The Flexsteel Comfort Gallery offers consumers the ultimate in choice, while reducing dealers' warehousing and inventory expense. Dealers participating in these programs are showing excellent growth and profitability.

There are now 385 Flexsteel Comfort Galleries in operation and 35 on the drawing boards. Our Retail Development team has been extremely busy setting up the new Christopher Lowell Home Collections, new galleries, the designing of attractive new store fixtures, creating monthly merchandising events and advertising packages, and upgrading a number of older galleries to the very successful Comfort Gallery format.

We have expanded our Retail Development team and provided them with new computer hardware and software to cope with the demand. This team has also developed a new four-color quarterly newsletter to keep our dealers informed of new developments.

August is typically a slow furniture sales month for our dealers; to help them boost sales in that month we've introduced, through GE Capital, a group rate that allows zero interest until 2005 on qualifying Flexsteel sales. Since many dealers cannot even obtain a 30-month financing package, this is a powerful selling tool for them.

                                                                   FLEXSTEEL | 1

IN A YEAR THAT CONFRONTED US ALL WITH STARK REALITIES, FLEXSTEEL'S CENTURY-OLD MANAGEMENT TRADITION ONCE AGAIN PROVED ITSELF. COMBINING SMART DESIGN WITH AN UNCHANGING EMPHASIS ON QUALITY, FLEXSTEEL'S DYNAMIC AND INNOVATIVE MARKETING STRATEGIES LET US INCREASE OUR MARKET STRENGTH IN SEVERAL KEY AREAS.


[PHOTO]  A GRACIOUS AND STUNNING SETTING: THE DINING ROOM OF THE
         RECENTLY-RESTORED MOUNTAIN VIEW GRAND HOTEL IN THE WHITE MOUNTAINS OF NEW HAMPSHIRE. CHAIRS WERE FURNISHED THROUGH OUR COMMERCIAL SEATING DIVISION.

[PHOTO] WHEN SMARTLY STYLED, RECLINERS ARE AS APPROPRIATE IN LIVING ROOMS AS IN FAMILY ROOMS. THIS GENEROUSLY-SCALED RECLINER HAS TRADITIONAL CLUB-CHAIR CHARM, A TUFTED ROLLED BACK, TURNED WOOD LEGS, AND GENEROUS COMFORT.

[PHOTO] THE INTRICACY OF THIS HAND-CARVED IMPORTED FRAME LENDS ELEGANCE TO THIS CHAIR FROM OUR POPULAR CHARISMA CHAIR(R) LINE. AN UNUSUAL TOUCH IS THE WARM PECAN FINISH, ACCENTED BY THE DARK HANG-UP FINISH IN THE CARVING RECESSES.

[PHOTO] THE CONVERSATION SOFA IS A FAVORITE FOR ITS COMFORTABLE INTIMACY. THIS GROUP INCLUDES A "WRAP-AROUND" SOFA TABLE AND MATCHING OTTOMANS WHICH NEST UNDER THE TABLE FOR ADDITIONAL CASUAL SEATING.

[PHOTO] THIS HIGH-STYLE CONTEMPORARY GROUP FROM OUR COMMERCIAL SEATING DIVISION TURNED HEADS AT THE HOSPITALITY DESIGN SHOW IN LAS VEGAS, NEVADA.

FLEXSTEEL | 2

Leather continues to be enormously popular with all our retailers. Our broad range of leather patterns, colors and styles offers us a strong competitive advantage over the limited-selection, low-cost imports which are beginning to appear in our markets. We expect to retain Flexsteel's advantage by continuing our traditional quality with extremely good service.

COMMERCIAL SEATING: THE HOSPITALITY & HEALTH MARKETS
This is a developing market for Flexsteel, but a natural for our expertise in seating. We supply sofas, chairs, tables, recliners, and sleepers, many of them specifically designed for the spaces they will occupy, to hotels and assisted living centers. Our expertise is becoming known in the industry, and we anticipate greatly increasing our market share.

Increasing demand has resulted in our expanding production capacity at Starkville, where we have also added an entire new production line for upholstered furniture.

THE RECREATIONAL VEHICLE MARKET LOOKS UP
Disenchantment with air travel became pronounced after September 11th; the subsequent new security regulations caused many people to turn to motor homes for leisure travel. Ownership of recreational vehicles is up (9.7% since 1997), and sales have been vigorous since the first of this year. The demographics look very good in this market, since the fastest-growing segment of RV owners is in the 35-to-54 age bracket. One analyst reported in Kiplinger's* predicted that "the RV business is going to become what Harley-Davidson was in the 90s." While we do not expect that kind of growth (27-fold), we expect our sales to RV manufacturers to show double-digit increases each year during the coming decade.

Our ability to offer a complete line of products at all price points is one of the factors that has allowed us to increase our share of the market even when this market was softening. We also offer handsome styling and features direct to each RV manufacturer that no other vendor can offer. One of our newest products is a motor home seat, for driver or passenger, with seat belts fully integrated into the seat backs. We are also developing new multi-function bed units with all-in-one recline and sleep functions.

With price-point coverage and attractive features, we have even been able to increase our market penetration in the highly-competitive market of travel trailers.

OPPORTUNITIES IN THE MARINE MARKET
A fast-growing segment for us is the marine market, where we primarily provide below-deck free-standing furniture for motor yachts. The level of customization required is high and so are development costs; however, this is a market of considerable promise, with our sales up about 30% this fiscal year. We continue to explore opportunities to develop above-deck seating for this market.

TECHNOLOGY IN A DYNAMIC WORLD
We have long used computerized cutters to assist in the layout and cutting of upholstery fabrics. They are essential for a better matching of patterns; they greatly speed up the process and reduce fabric waste. Now, computerized efficiency can be applied even to the odd and unpredictable sizes and shapes of leather hides - we are installing a Taurus cutter for the leathers used in vehicle seating.

Similarly, CNC routers are used for precise control in cutting and shaping wood products; the addition of another computer-controlled router in the Dublin plant will not only cut waste but allow cutting of frames to schedule. Many of the commercial seating units produced at the Starkville plant are upholstered in the customer's own material. A new single-ply computerized cutter brings new efficiency to that process, allowing faster loading of patterns and saving time in both cutting and sewing.

On-line access allows information to fly from dealer to salespeople to factory and back again. We now routinely receive as many as 7000 orders per month electronically. Dealers have instant access to fabric availability, product pricing, and order status through our Cyber Resource Center, updated daily. They can also instantly download advertising aids and digitally-scanned photographs of our products to be used in print or TV advertising.

Product specifications are now available on shop floor computers, complete with digital photos detailing methods and procedures, all updated daily.

A consumer can now go to Flexsteel.com and design the sofa of her dreams. The video catalog on our Web site allows her to select the frame and fabric of her choice, and see how the finished product will look. The Web site now routinely receives 67,000 visitors monthly.

CLOSE TIES WITH DEALERS
In the Fifties, Flexsteel developed its unique philosophy of locating our factories in strategic geographic areas. A competitive advantage at the time, it allowed us to offer faster delivery to our dealers, mint- fresh and direct from the factory. Direct factory delivery remains a powerful selling tool, popular with our dealers, and in fiscal year ending 2003 we are adding 30 new tractors to our delivery fleet.

Today's instant communications have so reduced the handling time of orders that now it is practical to centralize many of our selling operations at the same time providing our dealers with real-time information undreamed of in the Fifties.

A DYNAMIC PHILOSOPHY: FOCUS ON THE CUSTOMER
Flexsteel's long relationship with its retail dealers has equipped us uniquely to understand and provide for our dealer's special needs. Similarly, we entered the recreational vehicle seating business with not only knowledge of seating but also the expertise born of metal working for the famous Flexsteel seat spring. These capabilities allowed us to become the top seller in that field and to advance the state of that art.

We are now acquiring a similar reputation in the commercial seating business. In all areas of our business, we find that our ability to reduce turn-around time, meet schedules dependably, and deliver a quality product earns us customers' loyalty.

The ultimate consumer of all our products is the retail customer. Today's consumer is better educated, more fashion-savvy, and more quality-conscious. Flexsteel continues to offer her lasting satisfaction with our lifetime warranties and handsome designs that bear her lifestyle in mind.

                                                                   FLEXSTEEL | 3

WITH HANDSOME DESIGNS FOR EVERY SEATING MARKET SEGMENT, A STRENGTHENED MARKETING PROGRAM, A SOLID FINANCIAL FOOTING, CONTINUED INNOVATIVE MANUFACTURING TECHNIQUES, AND AN INVALUABLE REPUTATION FOR QUALITY, FLEXSTEEL HAS ALL THE ELEMENTS IN PLACE FOR A DYNAMIC FUTURE.


[PHOTO] AUTOMOTIVE STYLING AND SUPERIOR ENGINEERING MARK FLEXSTEEL'S RECREATIONAL VEHICLE SEATING, AS IN THIS MONARCH MOTOR HOME BY MONACO COACH. OPTIONAL FEATURES MIGHT INCLUDE SIX-POSITION POWER, SWIVEL AND TILT PEDESTALS, SEAT HEATERS AND OUR PATENTED ERGOFLEX(R) ADJUSTABLE ARM MECHANISM. HEAVY-GAUGE TUBULAR STEEL AND PRECISE ENGINEERING INSURE THAT FLEXSTEEL VEHICLE SEATING MEETS OR EXCEEDS FEDERAL MOTOR VEHICLE SAFETY STANDARDS.

[PHOTO] FIFTH-WHEEL TRAVEL TRAILERS GROW EVER MORE POPULAR AND LUXURIOUS. KOUNTRY AIRE FROM NEWMAR OFFERS SMART, SPACE-SAVING DESIGN AND GENEROUS SEATING AND SLEEPING COMFORT BY FLEXSTEEL. THE TWO LEATHER RECLINING EURO-STYLE ARM CHAIRS HAVE MATCHING OTTOMANS; THE TAILORED SOFA OPENS AT NIGHT INTO A FULL-SIZE BED. OUR DESIGNERS WORK CLOSELY WITH THE MANUFACTURERS TO MEET MARKET DEMANDS FOR FASHION, FEATURES, COLOR PALETTES, AND AMPLE COMFORT.

[PHOTO] NEVER-BEFORE-POSSIBLE SOFA-SLEEPER COMFORT: THE SECRET IS THE MAJESTIC AIR SLEEP SYSTEM. AN INNOVATIVE OVERLAY OF AIR CUSHIONING OVER THE SUPPORTIVE COIL INNERSPRING MATTRESS PROVIDES UNPARALLELED PERSONAL COMFORT. MATCHED WITH A SECTIONAL FROM OUR MURANO COLLECTION, IT PROVIDES SMART DAYTIME LOOKS WITH ROLLED SERPENTINE ARMS ACCENTED WITH BRASS NAIL TRIM AND ATTRACTIVE TURNED LEGS.

[PHOTO] TRADITIONAL IS STILL SMART, TODAY WITH A RELAXED TAILORED LOOK. LUXURIOUS COMFORT IS EVIDENT IN AN EXTRA-DEEP SOFA WITH TWO LAYERS OF LOOSE BACK PILLOWS. BEAUTIFULLY COMPLEMENTED WITH A HAND-CARVED, ACCENT CHARISMA CHAIR(R).

[PHOTO] PETITE SCALING, POP-UP HEADREST, AND FULL RECLINING COMFORT ARE MADE POSSIBLE BY OUR NEWEST RECLINER INTRODUCTION. ALSO OFFERED WITH A TAILORED SKIRT FOR A TRADITIONAL LOOK.

FLEXSTEEL | 4

FLEXSTEEL AS A CORPORATE CITIZEN
Flexsteel has always been committed to its obligations as a corporate citizen, and nowhere is this better expressed than by our own associates at every plant, who are deeply involved in community efforts. Following the September 11th disaster, our associates raised nearly $14,000 for the American Red Cross, a contribution matched by the company. Another popular effort is the annual Relay for Life(R) sponsored by the American Cancer Society(R). This year, associates in the Dubuque plant raised more than $10,000 through the relay, bake sales, and innovative fundraising devices such as plant-wide cookouts.

Mindful of our obligations of corporate stewardship, we have for a number of years optimized our uses of wood. With state-of-the-art cross-grain laminated hardwoods, we can actually make stronger frames using fewer trees than with the simple kiln-dried hardwoods used in the past. Of course, the frames are still lifetime-warranted. We use environmentally-friendly polyurethane foam in our upholstery, applied in such ways they enhance both the beauty and comfort of our chairs and sofas, and can still be warranted for life.

FLEXSTEEL AND THE WORLD
We are indeed living in a global economy which has opened many possibilities for Flexsteel that were not here a mere five years ago. China supplies us with wood products, notably entertainment centers, occasional tables and accent-chair frames, that blend beautifully with our upholstered products. We buy leather from such diverse places as China, South America, Italy, Mexico, Slovenia, and Germany.

However, our principal products will continue to be made in our USA-based Flexsteel factories. Today's customer demands the selection of styles and coverings combined with speedy delivery that Flexsteel offers, a combination of selling points not possible with the mass production and delays of importing.

MORE THAN A CENTURY OF CONSERVATIVE FISCAL RESPONSIBILITY
Since the company's founding in 1893, and through 33 years of public ownership, Flexsteel has maintained a philosophy embracing consistent and conservative fiscal responsibility. The result is that the company today enjoys excellent liquidity, has virtually no debt, finances major capital expenditures through its own cash flow, AND HAS PAID CASH DIVIDENDS FOR 242 CONSECUTIVE QUARTERS.

We follow the standards issued by the Securities and Exchange Commission and the Financial Accounting Standards Board, as you will see in notes to our financial statements. The tone is set by our top executives, and in our case the tone emphasizes conservative and consistent application of accounting rules with equal emphasis on corporate integrity in our daily business dealings and in our financial statements.

Our strong financial position not only serves us well in difficulttimes, but is a source of reassurance to our customers and vendors alike.

NEW DIRECTORS ON OUR BOARD
We are extremely fortunate to have obtained the services of two new directors with outstanding experience. Last December, Robert E. Deignan, a long-time partner of the Chicago-based international legal firm of Baker & McKenzie joined the board, bringing with him a wide experience in health industries, real estate and corporate law.

Then, in June, Eric Rangen, Vice President and Chief Financial Officer of Alliant Techsystems, Inc., was named to the Board. His background includes 18 years with Deloitte & Touche LLP and an extensive knowledge of the accounting needs of today's marketplace.

TOWARD A DYNAMIC FUTURE
We see excellent prospects for Flexsteel's future. The home building market continues to be solid, and interest rates promise to remain moderate throughout the year, so we have every reason to anticipate another excellent year for your company. We will continue to fine-tune our strategic marketing plan and our manufacturing capabilities, allowing us to be competitive and market-driven.

Among things we'll be doing:

* Launching a new product line for commercial seating and expanding production capacity

*   Improving the supply line from domestic and off-shore suppliers

*   Cross-marketing the Christopher Lowell Home Collection(TM)

*   Marrying more case goods to our upholstered designs

*   Increasing our reach to the 100 top retail dealers

*   Continuing to identify key builders in the motor yacht business

*   Bringing the Flexsteel name to new commercial seating customers

As we accomplish these things, we will increase shareholder value. It will be made possible by the many talents and abilities of our associates, and we extend to them our thanks for making this an excellent year, despite its trials, for us all.


/s/ K. Bruce Lauritsen

K. BRUCE LAURITSEN
PRESIDENT AND CHEIF EXECUTIVE OFFICER


/s/ L. Bruce Boylen

L. BRUCE BOYLEN
CHAIRMAN OF THE BOARD

                                                                   FLEXSTEEL | 5

FIVE YEAR REVIEW

[ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA]

FISCAL YEAR ENDED JUNE 30,                       2002         2001         2000         1999         1998
                                               --------     --------     --------     --------     --------
SUMMARY OF OPERATIONS
  Net sales ...............................    $279,671     $284,773     $300,066     $272,130     $247,740
  Cost of goods sold ......................     218,151      224,352      235,824      212,576      196,960
  Operating income ........................       8,269        6,466       17,679       15,398        9,868
  Interest and other income ...............       1,052        1,063        1,439        1,134        2,015
  Interest expense ........................         161          254          461          315          356
  Income before income taxes ..............       9,160        7,274       18,658       16,217       11,527
  Provision for income taxes ..............       3,500        2,680        6,730        5,900        3,925
  Net income(1)(2)(3) .....................       5,660        4,594       11,928       10,317        7,602
  Earnings per common share:(1)(2)(3)
    Basic .................................        0.93         0.75         1.85         1.52         1.09
    Diluted ...............................        0.92         0.74         1.82         1.51         1.08
  Cash dividends per common share .........        0.52         0.52         0.52         0.48         0.48

STATISTICAL SUMMARY
  Average common shares outstanding:
    Basic .................................       6,095        6,108        6,458        6,775        6,959
    Diluted ...............................       6,159        6,174        6,562        6,850        7,035
  Book value per common share .............       14.15        14.10        13.81        12.50        11.49
  Total assets ............................     118,750      110,294      114,876      112,684      104,673
  Property, plant and equipment, net ......      20,558       24,554       26,837       25,912       23,096
  Capital expenditures ....................       1,100        2,817        6,718        8,398        2,392
  Working capital .........................      62,228       55,402       52,016       50,210       50,549
  Long-term debt ..........................           0            0            0            0            0
  Shareholders' equity ....................      87,717       85,062       85,196       81,166       78,080

SELECTED RATIOS
  Net income as percent of sales ..........         2.0%         1.6%         4.0%         3.8%         3.1%
  Current ratio ...........................    3.3 to 1     3.6 to 1     3.0 to 1     2.8 to 1     3.1 to 1
  Return on ending common equity ..........         6.5%         5.4%        14.0%        12.7%         9.7%
  Return on beginning common equity .......         6.7%         5.4%        14.7%        13.2%        10.1%
  Average number of employees .............       2,260        2,410        2,570        2,400        2,330

(1) For the fiscal year ended June 30, 2002, net income and per share amounts were reduced by $1,290,000 or $0.21 per share related to restructuring costs.

(2) For the fiscal year ended June 30, 2000, net income and per share amounts reflect a gain on the sale of land of approximately $790,000 or $0.12 per share and a non-taxable gain from life insurance proceeds of approximately $405,000 or $0.06 per share.

(3) For the fiscal year ended June 30, 1998, net income and per share amounts reflect a non-taxable gain from life insurance proceeds of approximately $720,000 or $0.10 per share.


6 | FLEXSTEEL

CONSOLIDATED BALANCE SHEETS

                                                                                                  JUNE 30,
                                                                                        ----------------------------
                                                                                            2002            2001
                                                                                        ------------    ------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents .......................................................    $  5,375,683    $ 10,048,562
   Investments .....................................................................      15,876,088       2,536,469
   Trade receivables - less allowance for doubtful accounts:
     2002, $2,540,000; 2001, $1,950,000 ............................................      31,361,285      28,363,058
   Inventories .....................................................................      30,322,288      31,379,836
   Deferred income taxes ...........................................................       4,500,000       2,700,000
   Other ...........................................................................       1,316,136       1,546,710
                                                                                        ------------    ------------
Total current assets ...............................................................      88,751,480      76,574,635
PROPERTY, PLANT AND EQUIPMENT, net .................................................      20,558,338      24,553,962
DEFERRED INCOME TAXES ..............................................................         700,000         300,000
OTHER ASSETS .......................................................................       8,739,940       8,865,872
                                                                                        ------------    ------------
   TOTAL ...........................................................................    $118,749,758    $110,294,469
                                                                                        ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable - trade ...........................................................    $  4,876,260    $  5,277,607
Accrued liabilities:
   Payroll and related items .......................................................       5,454,501       3,819,384
   Insurance .......................................................................       7,066,148       7,968,876
   Restructuring ...................................................................       1,700,609
   Other ...........................................................................       6,775,889       3,132,192
Industrial revenue bonds payable ...................................................         650,000         975,000
                                                                                        ------------    ------------
Total current liabilities ..........................................................      26,523,407      21,173,059
DEFERRED COMPENSATION ..............................................................       4,509,782       4,059,186
                                                                                        ------------    ------------
Total liabilities ..................................................................      31,033,189      25,232,245
                                                                                        ------------    ------------

COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY:
   Cumulative preferred stock - $50 par value; authorized 60,000 shares;
     outstanding - none
   Undesignated (subordinated) stock - $1 par value; authorized 700,000 shares;
     outstanding - none
   Common stock - $1 par value; authorized 15,000,000 shares;
      outstanding 2002, 6,198,551 shares; 2001, 6,034,210 shares ...................       6,198,551       6,034,210
Additional paid-in capital .........................................................         492,223
Retained earnings ..................................................................      80,756,107      78,272,996
Accumulated other comprehensive income .............................................         269,688         755,018
                                                                                        ------------    ------------
Total shareholders' equity .........................................................      87,716,569      85,062,224
                                                                                        ------------    ------------
   TOTAL ...........................................................................    $118,749,758    $110,294,469
                                                                                        ============    ============

          See accompanying Notes to Consolidated Financial Statements.


                                                                   FLEXSTEEL | 7

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME                                FOR THE YEARS ENDED JUNE 30,
                                                       -------------------------------------------------
                                                            2002              2001              2000
                                                       -------------     -------------     -------------
NET SALES .........................................    $ 279,671,402     $ 284,772,510     $ 300,065,940
COST OF GOODS SOLD ................................     (218,150,740)     (224,352,469)     (235,824,182)
                                                       -------------     -------------     -------------
GROSS MARGIN ......................................       61,520,662        60,420,041        64,241,758
SELLING, GENERAL AND ADMINISTRATIVE ...............      (53,251,978)      (53,954,454)      (47,812,467)
GAIN ON SALE OF LAND ..............................                                            1,249,806
                                                       -------------     -------------     -------------
OPERATING INCOME ..................................        8,268,684         6,465,587        17,679,097
                                                       -------------     -------------     -------------
OTHER:
   Interest and other income ......................        1,052,158         1,062,629         1,439,293
   Interest expense ...............................         (161,298)         (254,211)         (460,796)
                                                       -------------     -------------     -------------
Total .............................................          890,860           808,418           978,497
                                                       -------------     -------------     -------------
INCOME BEFORE INCOME TAXES ........................        9,159,544         7,274,005        18,657,594
PROVISION FOR INCOME TAXES ........................       (3,500,000)       (2,680,000)       (6,730,000)
                                                       -------------     -------------     -------------
NET INCOME ........................................    $   5,659,544     $   4,594,005     $  11,927,594
                                                       =============     =============     =============

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
   BASIC ..........................................        6,095,184         6,107,785         6,457,960
                                                       =============     =============     =============
   DILUTED ........................................        6,158,522         6,174,320         6,561,968
                                                       =============     =============     =============
EARNINGS PER SHARE OF COMMON STOCK:
   BASIC ..........................................    $        0.93     $        0.75     $        1.85
                                                       =============     =============     =============
   DILUTED ........................................    $        0.92     $        0.74     $        1.82
                                                       =============     =============     =============


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                  FOR THE YEARS ENDED JUNE 30,
                                                       -------------------------------------------------
                                                            2002              2001              2000
                                                       -------------     -------------     -------------
NET INCOME ........................................    $   5,659,544     $   4,594,005     $  11,927,594
                                                       -------------     -------------     -------------
OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAX:
   Unrealized gains (losses) on securities
     arising during period ........................         (766,947)          (21,374)         (389,788)
   Reclassification adjustment for losses
     included in net income .......................            8,687            18,961            74,138
                                                       -------------     -------------     -------------
Other comprehensive income (loss), before tax .....         (758,260)           (2,413)         (315,650)
                                                       -------------     -------------     -------------
INCOME TAX BENEFIT (EXPENSE):
    Income tax benefit related to securities losses
      arising during period .......................          275,800             7,866           143,986
    Income tax expense related to securities
      reclassification adjustment .................           (2,870)           (6,978)          (27,431)
                                                       -------------     -------------     -------------
    Income tax expense (benefit) related to other
      comprehensive income ........................          272,930               888           116,555
                                                       -------------     -------------     -------------
OTHER COMPREHENSIVE INCOME (LOSS),
  NET OF TAX ......................................         (485,330)           (1,525)         (199,095)
                                                       -------------     -------------     -------------
COMPREHENSIVE INCOME ..............................    $   5,174,214     $   4,592,480        11,728,499
                                                       =============     =============     =============

          See accompanying Notes to Consolidated Financial Statements.


8 | FLEXSTEEL

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY

                                            COMMON STOCK              ADDITIONAL                   ACCUMULATED OTHER
                                    ----------------------------       PAID-IN        RETAINED      COMPREHENSIVE
                                       SHARES         PAR VALUE        CAPITAL        EARNINGS          INCOME          TOTAL
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 1999 ........      6,491,840    $  6,491,840                    $ 73,718,238    $    955,638    $ 81,165,716
  Purchase of common stock ......       (385,445)       (385,445)   $   (651,621)     (4,055,342)                     (5,092,408)
  Issuance of common stock ......         64,394          64,394         651,621                                         716,015
  Investment valuation adjustment                                                                       (199,095)       (199,095)
  Cash dividends ................                                                     (3,322,054)                     (3,322,054)
  Net income ....................                                                     11,927,594                      11,927,594
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 2000 ........      6,170,789       6,170,789                      78,268,436         756,543      85,195,768
  Purchase of common stock ......       (200,038)       (200,038)       (678,171)     (1,418,202)                     (2,296,411)
  Issuance of common stock ......         63,459          63,459         678,171                                         741,630
  Investment valuation adjustment                                                                         (1,525)         (1,525)
  Cash dividends ................                                                     (3,171,243)                     (3,171,243)
  Net income ....................                                                      4,594,005                       4,594,005
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 2001 ........      6,034,210       6,034,210                      78,272,996         755,018      85,062,224
  Issuance of common stock ......        164,341         164,341         492,223                                         656,564
  Investment valuation adjustment                                                                       (485,330)       (485,330)
  Cash dividends ................                                                     (3,176,433)                     (3,176,433)
  Net income ....................                                                      5,659,544                       5,659,544
                                    ------------    ------------    ------------    ------------    ------------    ------------
Balance at June 30, 2002 ........      6,198,551    $  6,198,551    $    492,223    $ 80,756,107    $    269,688    $ 87,716,569
                                    ============    ============    ============    ============    ============    ============

          See accompanying Notes to Consolidated Financial Statements.


                                                                   FLEXSTEEL | 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       FOR THE YEARS ENDED JUNE 30,
                                                            ------------------------------------------------
                                                                 2002              2001              2000
                                                            ------------      ------------      ------------
OPERATING ACTIVITIES:
Net income ............................................     $  5,659,544      $  4,594,005      $ 11,927,594
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation .......................................        4,976,637         5,726,298         5,492,556
   (Gain) loss on disposition of capital assets .......          (44,459)          (35,542)       (1,278,671)
Changes in operating assets and liabilities:
   Trade receivables ..................................       (3,469,976)        5,637,605          (830,818)
   Inventories ........................................          421,484         1,805,222        (2,952,849)
   Other current assets ...............................          230,574        (1,003,000)          (82,305)
   Other assets .......................................         (393,788)         (362,326)          630,602
   Accounts payable - trade ...........................         (401,347)       (1,643,926)         (155,196)
   Accrued liabilities ................................        6,860,759        (2,106,659)       (1,488,716)
   Deferred compensation ..............................          450,596           287,034           711,482
   Deferred income taxes ..............................       (2,200,000)          200,000           500,000
                                                            ------------      ------------      ------------
Net cash provided by operating activities .............       12,090,024        13,098,711        12,473,679
                                                            ------------      ------------      ------------

INVESTING ACTIVITIES:
   Purchases of investments ...........................      (19,880,090)       (2,014,525)       (1,635,138)
   Proceeds from sales of investments .................        6,275,994         4,425,506         4,843,652
   Payments received from customers on notes receivable          965,851           211,974            50,000
   Loans to customers on notes receivable .............                         (1,325,000)       (2,875,000)
   Proceeds from sale of capital assets ...............          179,219           178,997         1,579,166
   Capital expenditures ...............................       (1,099,914)       (2,817,180)       (6,718,094)
                                                            ------------      ------------      ------------
Net cash used in investing activities .................      (13,558,940)       (1,340,228)       (4,755,414)
                                                            ------------      ------------      ------------

FINANCING ACTIVITIES:
   Repayment of borrowings ............................         (325,000)         (325,000)         (325,000)
   Dividends paid .....................................       (3,155,096)       (3,190,069)       (3,306,838)
   Proceeds from issuance of common stock .............          276,133           100,704           120,799
   Repurchase of common stock .........................                         (2,296,411)       (5,092,409)
                                                            ------------      ------------      ------------
   Net cash used in financing activities ..............       (3,203,963)       (5,710,776)       (8,603,448)
                                                            ------------      ------------      ------------
   Increase (decrease) in cash and cash equivalents ...       (4,672,879)        6,047,707          (885,183)
   Cash and cash equivalents at beginning of year .....       10,048,562         4,000,855         4,886,038
                                                            ------------      ------------      ------------
Cash and cash equivalents at end of year ..............     $  5,375,683      $ 10,048,562      $  4,000,855
                                                            ============      ============      ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest ...........................................     $     24,000      $     61,000      $     64,000
   Income taxes .......................................     $  2,990,000      $  4,442,000      $  7,050,000

          See accompanying Notes to Consolidated Financial Statements.


10 | FLEXSTEEL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    DESCRIPTION OF BUSINESS - Flexsteel Industries, Inc. (the Company) manufactures a broad line of upholstered furniture for residential, recreational vehicle and commercial seating use. Products include sofas, love seats, chairs, reclining and rocker-reclining chairs, swivel rockers, sofa beds, and convertible bedding units. The Company has two wholly owned subsidiaries: (1) Desert Dreams, Inc. owns and leases a commercial building to an unrelated entity, and (2) Four Seasons, Inc. operates three retail furniture stores. All significant intercompany accounts and transactions have been eliminated.

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

    CASH EQUIVALENTS - the Company considers highly liquid investments with original maturities of three months or less as the equivalent of cash.

    INVENTORIES - are stated at the lower of cost or market. Raw steel, lumber and wood frame parts are valued on the last-in, first-out (LIFO) method. Other inventories are valued on the first-in, first-out (FIFO) method.

    PROPERTY, PLANT AND EQUIPMENT - is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. For internal use software, the Company's policy is to capitalize external direct costs of materials and services, directly-related internal payroll and payroll-related costs, and interest costs.

    REVENUE RECOGNITION - is upon delivery of product. Net sales consist of product sales and related delivery charge revenue, net of adjustments for returns and allowances.

    RESEARCH AND DEVELOPMENT COSTS - are charged to expense in the periods incurred. Expenditures for research and development costs were approximately $1,970,000, $2,090,000 and $2,170,000 in fiscal 2002, 2001 and 2000, respectively.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - the Company has no free-standing or embedded derivatives. All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not use free-standing derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

    INSURANCE - the Company is self-insured for health care and most workers' compensation up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its comprehensive general, product, and vehicle liability policies, as well as some workers' compensation, and has provided letters of credit in the amount of $2,507,000. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

    INCOME TAXES - deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

    EARNINGS PER SHARE - basic earnings per share of common stock is based on the weighted-average number of common shares outstanding during each year. Diluted earnings per share of common stock includes the dilutive effect of potential common shares outstanding. The Company's only potential common shares outstanding are stock options, which resulted in a dilutive effect of 63,338 shares, 66,535 shares and 104,008 shares in fiscal 2002, 2001 and 2000, respectively. The Company calculates the dilutive effect of outstanding options using the treasury stock method.

    ACCOUNTING DEVELOPMENTS - In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 eliminated the pooling-of-interests method of accounting for business combinations after June 30, 2001. SFAS No. 142 established new standards for accounting for goodwill and intangible assets and was adopted by the Company on July 1, 2001. Because the Company has no goodwill or other intangible assets, there was no impact to the Company's financial position or results of operations due to the adoption of SFAS No. 142.

    In June 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/ or the normal operation of a long-lived asset, except for certain obligations of lessees. The Company adopted SFAS No. 143 on July 1, 2001. The adoption of SFAS No. 143 did not have any impact on the Company's financial position or results of operations.

    In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, along with certain other reporting standards. SFAS No. 144 was effective for the Company on July 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position or results of operations.

    In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. SFAS No. 145 was effective for the Company on July 1, 2002. The adoption of the technical corrections contained in SFAS No. 145 did not have a material impact on the Company's financial position or results of operations.

    In June 2002, the FASB issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING). SFAS No. 146 requires that a liability for


                                                                  FLEXSTEEL | 11
    a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 will be effective for exit or disposal activities that are initiated by the Company after December 31, 2002.

    RECLASSIFICATIONS - certain prior years' amounts have been reclassified to conform to the fiscal 2002 presentation. These reclassifications had no impact on net income or shareholders' equity as previously reported.


2.  INVESTMENTS
    Debt and equity securities are included in Investments and in Other Assets (designated for deferred compensation plans), at fair value based on quoted market prices, and are classified as available for sale. A summary of the carrying values and fair values of the Company's investments is as follows:

                                             JUNE 30, 2002
                       ---------------------------------------------------------
                                            GROSS UNREALIZED
                          COST        ---------------------------     RECORDED
                          BASIS          GAINS          LOSSES          BASIS
                       ------------   ------------   ------------   ------------
    Debt securities    $ 16,349,332   $     79,349   $    (38,021)  $ 16,390,660
    Equity securities     3,119,345        451,569        (56,507)     3,514,407
                       ------------   ------------   ------------   ------------
                       $ 19,468,677   $    530,918   $    (94,528)  $ 19,905,067
                       ============   ============   ============   ============

                                             JUNE 30, 2001
                       ---------------------------------------------------------
                                            GROSS UNREALIZED
                          COST        ---------------------------     RECORDED
                          BASIS          GAINS          LOSSES          BASIS
                       ------------   ------------   ------------   ------------
    Debt securities    $  3,076,663   $     29,523   $     (3,776)  $  3,102,410
    Equity securities     2,781,872      1,184,382        (15,468)     3,950,786
                       ------------   ------------   ------------   ------------
                       $  5,858,535   $  1,213,905   $    (19,244)  $  7,053,196
                       ============   ============   ============   ============

                               JUNE 30, 2002                JUNE 30, 2001
                       ---------------------------   ---------------------------
                        INVESTMENTS   OTHER ASSETS    INVESTMENTS   OTHER ASSETS
                       ------------   ------------   ------------   ------------
    Debt securities    $ 14,634,657   $  1,756,003   $  1,275,810   $  1,826,600
    Equity securities     1,241,431      2,272,976      1,260,659      2,690,127
                       ------------   ------------   ------------   ------------
                       $ 15,876,088   $  4,028,979   $  2,536,469   $  4,516,727
                       ============   ============   ============   ============

    As of June 30, 2002, the maturities of debt securities are $8,388,345 within one year, $7,586,519 in one to five years and $415,796 over five years.


3.  INVENTORIES
    Inventories valued on the LIFO method would have been approximately $1,452,000 and $1,963,000 higher at June 30, 2002 and 2001, respectively, if they had been valued on the FIFO method. A comparison of inventories is as follows:

                                                              JUNE 30,
                                                  -----------------------------
                                                       2002             2001
                                                  ------------     ------------
         Raw materials........................    $ 15,623,962     $ 16,343,218
         Work in process and finished parts...       8,092,398        8,651,210
         Finished goods.......................       6,605,928        6,385,408
                                                  ------------     ------------
            Total.............................    $ 30,322,288     $ 31,379,836
                                                  ============     ============


4.  PROPERTY, PLANT AND EQUIPMENT
                                                              JUNE 30,
                                     ESTIMATED    -----------------------------
                                    LIFE (YEARS)      2002              2001
                                    -----------   ------------     ------------
    Land.........................                 $  2,212,790     $  2,212,790
    Buildings and improvements...      3-39         30,037,022       30,007,095
    Machinery and equipment......      3-10         31,399,729       31,320,833
    Delivery equipment...........       3-7         15,150,048       15,930,432
    Furniture and fixtures.......       3-5          5,433,082        5,687,361
                                                  ------------     ------------
            Total................                   84,232,671       85,158,511
    Less accumulated depreciation                  (63,674,333)     (60,604,549)
                                                  ------------     ------------
    Net..........................                 $ 20,558,338     $ 24,553,962
                                                  ============     ============


5. OTHER ASSETS
                                                             JUNE 30,
                                                 -----------------------------
                                                      2002             2001
                                                 ------------     ------------
         Cash value of life insurance........    $  4,321,137     $  3,933,383
         Investments designated for deferred
           compensation plans................       4,028,979        4,516,727
         Notes receivable....................         389,824          415,762
                                                 ------------     ------------
            Total............................    $  8,739,940     $  8,865,872
                                                 ============     ============


6.  OTHER ACCRUED LIABILITIES
                                                             JUNE 30,
                                                 -----------------------------
                                                      2002             2001
                                                 ------------     ------------
    Dividends.................................   $    805,785     $    784,447
    Income taxes..............................      1,956,149         (707,554)
    Advertising...............................      1,968,149        1,789,785
    Warranty..................................        500,000          500,000
    Other   ..................................      1,545,806          765,514
                                                 ------------     ------------
            Total.............................   $  6,775,889     $  3,132,192
                                                 ============     ============


7.  BORROWINGS
    The Company is obligated for $650,000 of Industrial Revenue Bonds at June 30, 2002, which were issued for the financing of property, plant and equipment. The obligations are variable rate demand bonds with a weighted average rate for the years ended June 30, 2002, 2001 and 2000 of 2.1%, 4.5% and 4.1% respectively, and are due in annual installments of $325,000 through fiscal 2004, if not paid earlier upon demand of the holder. The Company has issued a letter of credit to guarantee the payment of these bonds in the event of the default. No amounts were outstanding on this letter at June 30, 2002 or 2001.


8.  INCOME TAXES
    The total income tax provision for the years ended June 30, 2002, 2001 and 2000 was 38.2%, 36.8% and 36.1%, respectively, of income before income taxes. In fiscal 2000, the effective rate was reduced by 0.7% for nontaxable life insurance proceeds of $405,000.

    The provision for income taxes is as follows:

                                          2002          2001          2000
                                      -----------   -----------   -----------
    Federal - current..............   $ 5,180,000   $ 2,550,000   $ 5,520,000
    State - current................       520,000       330,000       710,000
    Deferred.......................    (2,200,000)     (200,000)      500,000
                                      -----------   -----------   -----------
            Total..................   $ 3,500,000   $ 2,680,000   $ 6,730,000
                                      ===========   ===========   ===========

    The primary components of deferred tax assets and (liabilities) are as follows:

                                JUNE 30, 2002               JUNE 30, 2001
                          -------------------------   -------------------------
                            CURRENT      LONG-TERM      CURRENT      LONG-TERM
                          -----------   -----------   -----------   -----------
    Asset allowances      $   940,000                 $   720,000
    Other accruals          3,560,000                   1,980,000
    and allowances
    Deferred compensation               $ 1,800,000                 $ 1,500,000
    Property, plant                      (1,100,000)                 (1,200,000)
    and equipment
                          -----------   -----------   -----------   -----------
            Total         $ 4,500,000   $   700,000   $ 2,700,000   $   300,000
                          ===========   ===========   ===========   ===========


9.  CREDIT ARRANGEMENTS
    The Company has lines of credit of $3,000,000 with banks, which renew annually in October and December, for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such lines the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings outstanding as of June 30, 2002 or 2001.


12 | FLEXSTEEL

STOCK OPTIONS
The Company has stock option plans for key employees and directors that provide for the granting of incentive and nonqualified stock options. Under the plans, options are granted at an exercise price equal to the fair market value of the underlying common stock at the date of grant, and may be exercisable for up to 10 years. All options are exercisable when granted. At June 30, 2002, 249,450 shares were available for future grants. The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock option plans, as permitted under FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Accordingly, no compensation cost has been recognized for its stock option plans. Had the compensation cost for the Company's incentive stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the fair-value methodology of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                      2002             2001             2000
                                 ------------     ------------     ------------
Net income:   As reported....    $  5,659,544     $  4,594,005     $ 11,927,594
              Pro forma......       5,497,544        4,431,005       11,736,594
Earnings per share:
  Basic       As reported....    $       0.93     $       0.75     $       1.85
              Pro forma......            0.90             0.73             1.82
  Diluted     As reported....            0.92             0.74             1.82
              Pro forma......            0.89             0.72             1.79

The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2002, 2001 and 2000 respectively: dividend yield of 5.0%, 4.8% and 3.9%; expected volatility of 24.8%, 24.6% and 26.3%; risk-free interest rates of 6.5%, 6.5% and 7.1%; and an expected life of 10 years on all options.

A summary of the status of the Company's stock option plans as of June 30, 2002, 2001 and 2000 and the changes during the years then ended is presented below:

                                          SHARES           PRICE RANGE
                                        ---------        --------------
Outstanding at June 30, 1999......        559,267        $10.25 - 15.75
  Granted.........................        112,000         13.25 - 13.59
  Exercised.......................        (42,872)        10.25 - 11.44
  Canceled........................         (2,650)        10.25 - 11.44
                                        ---------
Outstanding at June 30, 2000......        625,745         10.25 - 15.75
  Granted.........................        135,150         10.56 - 10.75
  Exercised                                (8,000)        10.25 - 10.50
                                        ---------
Outstanding at June 30, 2001......        752,895         10.25 - 15.75
  Granted.........................        145,950         10.30 - 10.75
  Exercised.......................       (333,370)        10.25 - 13.25
  Canceled........................        (75,110)        10.75 - 14.88
                                        ---------
Outstanding at June 30, 2002......        490,365         10.25 - 15.75
                                        =========

Significant option groups outstanding at June 30, 2002 and related weighted-average exercise price and remaining life information follows:

                                                           WEIGHTED - AVERAGE
                                                         ----------------------
                                         OPTIONS         EXERCISE    REMAINING
     GRANT DATE                        OUTSTANDING        PRICE     LIFE (YEARS)
-------------------------------        -----------       --------   -----------
July 28, 1994..................           9,800           $ 10.50       2.1
August 16, 1995................          34,400             11.25       3.1
July 30, 1996..................          14,050             10.25       4.1
November 7, 1997...............          51,325             11.44       5.3
November 2, 1998...............          44,100             10.50       6.3
November 2, 1999...............          93,000             13.25       7.3
November 14, 2000..............         101,950             10.75       8.3
November 2, 2001...............          96,240             10.30       9.3
All other......................          45,500             12.59       5.3
                                        -------
        Total..................         490,365             11.37       7.0
                                        =======


11.  PENSION AND RETIREMENT PLANS
The Company sponsors various defined contribution pension and retirement plans which cover substantially all employees, other than employees covered by multi-employer pension plans under collective bargaining agreements. It is the Company's policy to fund all pension costs accrued. Total pension and retirement plan expense was $1,691,000 in fiscal 2002, $1,683,000 in fiscal 2001 and $1,572,000 in fiscal 2000 including $367,000 in fiscal 2002, $380,000 in fiscal
2001 and $363,000 in fiscal 2000 for the Company's matching contribution to retirement savings plans. The Company's cost for pension plans is determined as 2% - 6% of each covered employee's wages. The Company's matching contribution for the retirement savings plans is 25% - 50% of employee contributions (up to 4% of their earnings). In addition to the above, amounts charged to pension expense and contributed to multi-employer defined benefit pension plans administered by others under collective bargaining agreements were $1,252,000 in fiscal 2002, $1,355,000 in fiscal 2001 and $1,449,000 in fiscal 2000.

The Company has unfunded post-retirement benefit and deferred compensation plans with certain officers. During the year ended June 30, 2000, the Company recorded a one-time cost adjustment of $474,161 due to a change from a fixed benefit obligation to a defined contribution obligation. The plans require various annual contributions for the participants based upon compensation levels and age. All participants are fully vested. For the years ended 2002, 2001 and 2000, excluding the aforementioned one time cost, the benefit obligation was increased by interest expense of $139,399, $228,084 and $343,536, service costs of $582,197, $362,950 and $256,785, and decreased by payments of $271,000, $304,000 and $363,000, respectively. At June 30, 2002 the benefit obligation was $4,509,782.


12.  MANAGEMENT INCENTIVE PLAN
The Company has an incentive plan that provides for shares of common stock to be awarded to key employees based on a targeted rate of earnings to common equity as established by the Board of Directors. Shares awarded to employees are subject to the restriction of continued employment, with 33 1/3% of the stock received by the employee on the award date and the remaining shares issued after one and two years. Under the plan 37,641, 34,397 and 53,427 shares were awarded, and the amounts charged to income were $500,000, $380,000 and $646,000 in fiscal 2002, 2001 and 2000, respectively. At June 30, 2002, 142,640 shares were available for future grants. Under the Company's Voluntary Deferred Compensation plan, certain employees may defer the common stock awards until retirement. At June 30, 2002, 17,684 shares with an award value of $195,585 have been deferred.


13.  RESTRUCTURING
During the quarter ended December 31, 2001, the Company recorded a $890,000 charge to cost of goods sold for estimated facility closing costs related to the Elkhart, Indiana manufacturing facility. The charge principally represents employee separation costs and facility closing costs with no future benefit to the Company. The decision to close the facility was driven by the weakening demand for vehicle seating products especially for van conversions, which was the primary product of the Elkhart plant. A total of 84 employees representing all of Elkhart's employees were affected by the closure, including 32 employees who had been laid off previously. At June 30, 2002, the remaining accrued costs relate primarily to employee separation costs that are expected to be paid within the next fiscal year.

During the quarter ended June 30, 2002, the Company recorded a total charge of $1,200,000 for estimated retail store closing costs. Of the total charge, $300,000 was recorded as cost of goods sold and $900,000 was charged to selling, general and administrative expenses. The decision to close the retail store was driven by the continued struggling operations of the store. There are expected to be a minimal number of employees


                                                                  FLEXSTEEL | 13
    affected and insignificant amounts of employee separation costs associated with this retail store closing. The charge principally represents store closing costs with no future benefit to the Company. The retail restructuring is expected to be completed within the next fiscal year.

    The following table summarizes the activity related to the restructuring charges during the year ended June 30, 2002:

                                        EMPLOYEE       FACILITY
                                       SEPARATION      CLOSING
                                         COSTS          COSTS           TOTAL
                                      -----------    -----------    -----------
    Restructuring charge for the year
       ended June 30, 2002........... $   750,000    $ 1,340,000    $ 2,090,000
    Utilization for the year
       ended June 30, 2002...........    (318,207)       (71,184)      (389,391)
                                      -----------    -----------    -----------
    Accrued restructuring costs
       at June 30, 2002.............. $   431,793    $ 1,268,816    $ 1,700,609
                                      ===========    ===========    ===========

14. COMMITMENTS AND CONTINGENCIES
    Facility Leases - The Company leases certain facilities under various operating leases. These leases require the Company to pay operating costs, including property taxes, insurance, and maintenance. Total lease expense related to the various operating leases was approximately $1,560,000, $1,410,000 and $730,000 in fiscal 2002, 2001 and 2000, respectively.

    Expected future minimum commitments under operating leases and lease guarantees as of June 30, 2002, were as follows:

    YEAR ENDED JUNE 30,
    2003          $ 1,168,000
    2004            1,184,000
    2005              623,000
    2006              459,000
    2007              473,000
    Thereafter      1,222,000
                  -----------
                  $ 5,129,000
                  ===========

    Guarantee - the Company has guaranteed the future lease payments of a third party for a six-year period ending August 2008. The annual minimum lease payments are approximately $220,000, and the remaining minimum payments are approximately $1,370,000 at June 30, 2002. The Company has not been required to make any payments under the guarantee.


15. SEGMENTS

    The Company operates in two reportable operating segments: (1) Seating Products and (2) Retail Stores. The Seating Products segment involves the manufacturing of a broad line of upholstered furniture for residential, recreational vehicle, and commercial seating markets. The Company's products are sold primarily throughout the United States by the Company's internal sales force and various independent representatives. The Retail Stores segment involves the operation of three retail furniture stores that offer the Company's residential seating products for sale directly to consumers. No single customer accounted for more than 10% of sales in either of the Company's two segments.

    The accounting policies of the operating segments are the same as those described in Note 1. Segment operating income is based on profit or loss from operations before interest income and expense, other income and income taxes.

    Segment information for the year ended June 30, 2002 is as follows:

                                  SEATING          RETAIL
                                 PRODUCTS          STORES            TOTAL
                              -------------    -------------    -------------
    Net sales................ $ 272,497,903    $   7,173,499    $ 279,671,402
    Operating income (loss)..    11,323,944       (3,055,260)       8,268,684
    Depreciation.............     4,800,651          175,986        4,976,637
    Capital expenditures.....     1,001,654           98,260        1,099,914
    Assets ..................   116,950,411        1,799,347      118,749,758

    Segment information for the year ended June 30, 2001 is as follows:

                                  SEATING          RETAIL
                                 PRODUCTS          STORES            TOTAL
                              -------------    -------------    -------------
    Net sales................ $ 280,337,237    $   4,435,273    $ 284,772,510
    Operating income (loss)..     8,821,939       (2,356,352)       6,465,587
    Depreciation.............     5,620,332          105,966        5,726,298
    Capital expenditures.....     2,185,736          631,444        2,817,180
    Assets ..................   107,927,164        2,367,305      110,294,469

    The fiscal 2000 amounts for the Retail Stores segment were not significant.


16. SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION

    (UNAUDITED - in thousands of dollars, except per share amounts)

                                           QUARTERS
                             --------------------------------------------
         FISCAL 2002           1ST         2ND         3RD         4TH
                             --------    --------    --------    --------
    Net sales .............  $ 63,208    $ 65,826    $ 73,742    $ 76,895
    Gross margin...........    12,760      13,227      16,530      19,004
    Net income.............       197         711       2,015       2,737
    Earnings per share:
          Basic............      0.03        0.12        0.33        0.44
          Diluted..........      0.03        0.12        0.33        0.44
    Dividends per share....      0.13        0.13        0.13        0.13
    * Market price:
          High.............     12.45       11.84       15.00       17.84
          Low..............     10.69        9.25       11.38       14.00

                                               QUARTERS
                             --------------------------------------------
         FISCAL 2001           1ST         2ND         3RD         4TH
                             --------    --------    --------    --------
    Net sales..............  $ 70,033    $ 73,917    $ 71,973    $ 68,850
    Gross margin...........    14,513      16,475      14,645      14,787
    Net income.............     1,882       1,723         814         175
    Earnings per share:
          Basic............      0.30        0.28        0.13        0.03
          Diluted..........      0.30        0.28        0.13        0.03
    Dividends per share....      0.13        0.13        0.13        0.13
    * Market price:
          High.............     13.00       12.31       13.13       12.18
          Low..............     12.00       10.50       10.75       10.50

    * Reflects the market price as quoted by the National Association of Securities Dealers, Inc.


14 | FLEXSTEEL

                       REPORTS OF AUDITORS' AND MANAGEMENT

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF FLEXSTEEL INDUSTRIES, INC.:

We have audited the accompanying consolidated balance sheets of Flexsteel Industries, Inc. (the Company) as of June 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in share-holders' equity and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2002 and 2001, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
MINNEAPOLIS, MINNESOTA
AUGUST 9, 2002


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


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

GENERAL
The following analysis of the results of operations and financial condition of Flexsteel Industries, Inc. (the Company) should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document.

CRITICAL ACCOUNTING POLICIES
The discussion and analysis of the Company's consolidated financial statements and results of operations are based on consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States. Preparation of these consolidated financial statements requires the use of estimates and judgments that affect the reported results. Actual results may differ from these estimates under different assumptions or conditions.

USE OF ESTIMATES - the Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as collectability of trade accounts receivable, inventory valuation, depreciable lives, self-insurance programs, warranties and income taxes.

ALLOWANCE FOR DOUBTFUL ACCOUNTS - the Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowances amounts. The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonably approximates their fair value due to their short-term nature. The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the financial statements based on collection experience and actual returns and allowances.

INVENTORIES - the Company values inventory at the lower of cost or market. Raw steel, lumber and wood frame parts are valued on the last-in, first-out (LIFO) method. Other inventories are valued on the first-in, first-out (FIFO) method. Changes in the market conditions could require a write down of inventory.

SELF-INSURANCE PROGRAMS - the Company is self-insured for health care and most workers' compensation up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its comprehensive general, product, and vehicle liability policies, as well as some workers' compensation. Losses are accrued based upon the Company's estimates of the aggregate liability of claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience. The actual claims experience could differ from the estimates made by the Company.

WARRANTY EXPENSE - the Company estimates the amount of warranty claims on sold product that may be incurred based on current and historical data. The actual warranty expense could differ from the estimates made by the Company based on product performance.

REVENUE RECOGNITION - is upon delivery of product. Net sales consist of product sales and related delivery charge revenue, net of adjustments for returns and allowances. The actual amounts for returns and allowances could differ from the estimated amounts.

RESULTS OF OPERATIONS
The following table has been prepared as an aid in understanding the Company's results of operations on a comparative basis for the years ended June 30, 2002, 2001 and 2000. Amounts presented are percentages of the Company's net sales.


                                                                  FLEXSTEEL | 15

                                         FOR THE YEARS ENDED JUNE 30,
                                        -----------------------------
                                         2002        2001        2000
                                        -----       -----       -----
Net sales .........................     100.0%      100.0%      100.0%
Cost of goods sold ................     (78.0)      (78.8)      (78.6)
                                        -----       -----       -----
Gross margin ......................      22.0        21.2        21.4
Selling, general and administrative     (19.0)      (18.9)      (15.9)
Gain on sale of land ..............        --          --         0.4
                                        -----       -----       -----
Operating income ..................       3.0         2.3         5.9
Other income, net .................       0.3         0.3         0.3
                                        -----       -----       -----
Income before income taxes ........       3.3         2.6         6.2
Provision for income taxes ........      (1.3)       (1.0)       (2.2)
                                        -----       -----       -----
Net income ........................       2.0%        1.6%        4.0%
                                        =====       =====       =====

FISCAL 2002 COMPARED TO FISCAL 2001
Net sales for fiscal 2002 decreased by $5.1 million or 1.8% compared to fiscal 2001. Residential seating sales volume decreased $6.6 million or 3.3%. Vehicle seating sales increased $1.5 million or 2.2%. Commercial seating sales volume remained approximately the same as the prior year.

During the quarter ended December 31, 2001, the Company recorded a charge to cost of goods sold of $0.9 million for estimated facility closing costs. During the quarter ended June 30, 2002, the Company recorded a charge of $1.2 million for retail operation closing costs. Of the total of $1.2 million charge, $0.3 million was recorded as cost of goods sold and $0.9 million was charged to selling, general and administrative expenses. As of June 30, 2002, the Company has paid $0.4 million of the restructuring costs.

Gross margin increased $1.1 million to $61.5 million, or 22.0% of net sales, in fiscal 2002, from $60.4 million, or 21.2% in fiscal 2001. The increase in gross margin was due to changes in product mix, improved utilization of production capacity and lower depreciation expense offset by increased health insurance and facility closing costs.

Selling, general and administrative expenses as a percentage of sales were 19.0% and 18.9% for fiscal 2002 and 2001, respectively. Selling, general and administrative expenses in the current year include lower bad debts expense partially offset by the aforementioned facility closing costs.

Net other income was $0.9 million and $0.8 million in fiscal 2002 and 2001, respectively. The increase in net other income was primarily due to lower interest expense.

The effective tax rate in fiscal 2002 was 38.2% compared to 36.8% in fiscal 2001. The higher effective income tax rate in fiscal 2002 is attributable to increased state income taxes.

The above factors resulted in fiscal 2002 net income of $5.7 million, or $0.92 per diluted share, compared to $4.6 million, or $0.74 per diluted share, in fiscal 2001, a net increase of $1.1 million or $0.18 per diluted share.

FISCAL 2001 COMPARED TO FISCAL 2000
Net sales for fiscal 2001 decreased by $15.3 million or 5.1% compared to fiscal 2000. Residential seating sales volume increased $14.8 million or 8.0%. Vehicle seating sales decreased $28.1 million or 29.7%. Commercial seating sales volume decreased $2.0 million or 9.8%.

Gross margin decreased $3.8 million to $60.4 million, or 21.2% of sales, in fiscal 2001, from $64.2 million, or 21.4% in fiscal 2000. Gross margin decreased due to the decrease in net sales and changes in product mix.

Selling, general and administrative expenses as a percentage of sales were 18.9% and 15.9% for fiscal 2001 and 2000, respectively. The amount of selling, general and administrative costs increased due to higher bad debts, advertising, and health insurance, and costs associated with the beginning of retail operations.

During the second quarter of fiscal 2000, the Company sold land adjacent to its Lancaster, Pennsylvania, production facility at a gain of approximately $1.2 million.

Net other income was $0.8 million in fiscal 2001 and $1.0 million in fiscal 2000. During the second quarter of 2000, the Company realized a non-taxable gain on the proceeds of life insurance of $0.4 million.

The effective tax rate in fiscal 2001 was 36.8% compared to 36.1% in fiscal 2000. The lower effective income tax rate in fiscal 2000 is attributable to the non-taxable gain on the proceeds of life insurance.

The above factors resulted in fiscal 2001 net income of $4.6 million, or $0.74 per diluted share, compared to $11.9 million, or $1.82 per diluted share, in fiscal 2000, a net decrease of $7.3 million or $1.08 per diluted share. Excluding the fiscal 2000 gain on the sale of land of $0.8 million and life insurance proceeds of $0.4 million, net income for fiscal 2001 declined $0.90 per diluted share or $6.1 million.

LIQUIDITY AND CAPITAL RESOURCES
Working capital at June 30, 2002, is $62.2 million, which includes cash, cash equivalents and investments of $21.3 million. Working capital increased by $6.8 million from June 30, 2001.

Net cash provided by operating activities was $12.1 million, $13.1 million and $12.5 million in fiscal 2002, 2001 and 2000, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in trade receivables, inventories and accrued liabilities.

Capital expenditures were $1.1 million, $2.8 million and $6.7 million in fiscal 2002, 2001 and 2000, respectively. The current year expenditures were incurred primarily for manufacturing equipment. Projected capital spending for fiscal 2003 is $5.0 million and will be for manufacturing and delivery equipment. The funds for projected capital expenditures are expected to be provided from cash generated from operations and available cash.

Financing activities utilized net cash of $3.2 million, $5.7 million and $8.6 million in fiscal 2002, 2001 and 2000, respectively. Under then existing Board authority, the Company repurchased 200,038 and 385,445 shares of its outstanding common stock during fiscal 2001 and 2000, respectively. No shares were repurchased during fiscal 2002.

FINANCING ARRANGEMENTS
The Company has lines of credit of $3.0 million with banks, which renew annually in October and December, for short-term borrowings at the prime rate in effect at the date of the loan. On $1,000,000 of such lines the Company is required to maintain compensating bank balances equal to 5% of the line of credit plus 5% of any amounts borrowed. There were no short-term bank borrowings outstanding as of June 30, 2002 or 2001. The Company has outstanding borrowings of $650,000 in the form of variable rate demand industrial development revenue bonds. During fiscal 2002, the weighted-average interest rate on the industrial development revenue bonds was 2.1%.

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

Statements, including those in this report, which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made here-in. Investors are cautioned that all forward-looking statements involve risk and uncertainty. Some of the factors that could affect results are the cyclical nature of the furniture industry, the effectiveness of new product introductions, the product mix of our sales, the cost of raw materials, the amount of sales generated and the profit margins thereon, competition, both foreign and domestic, credit exposure to our customers, and general economic conditions.

The Company specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.


16 | FLEXSTEEL

  PLANT LOCATIONS

* Flexsteel Industries, Inc.
  Dubuque, Iowa  52001
  (563) 556-7730
  P.M. Crahan, General Manager

  Flexsteel Industries, Inc.
  Dublin, Georgia  31040
  (478) 272-6911
  M.C. Dixon, General Manager

  Flexsteel Industries, Inc.
  Lancaster, Pennsylvania  17604
  (717) 392-4161
  T.P. Fecteau, General Manager

  Flexsteel Industries, Inc.
  Riverside, California 92504
  (909) 354-2440
  T.D. Burkart, General Manager

  Flexsteel Industries, Inc.
  New Paris, Indiana 46553
  (574) 831-4050
  J.E. Gilbertson, General Manager

  Flexsteel Industries, Inc.
  Harrison, Arkansas 72601
  (870) 743-1101
  M.J. Feldman, General Manager

  Metal Division
  Dubuque, Iowa 52001
  (563) 556-7730
  J.E. Gilbertson, General Manager

  Commercial Seating Division
  Starkville, Mississippi 39760
  (662) 323-5481
  S.P. Salmon, General Manager

  Vancouver Distribution Center
  Vancouver, Washington 98668
  (206) 696-9955
  T.D. Burkart, General Manager

DIRECTORS & OFFICERS

L. BRUCE BOYLEN
   Chairman of the Board of Directors
     Retired Vice President
     Fleetwood Enterprises, Inc.

K. BRUCE LAURITSEN
   President
   Chief Executive Officer
   Director

JEFFREY T. BERTSCH
   Vice President
   Director

PATRICK M. CRAHAN
   Vice President
   Director

LYNN J. DAVIS
   Director
     Retired President
     ADC Telecommunications, Inc.

ROBERT E. DEIGNAN
   Director
     Attorney at Law
     Baker & McKenzie

THOMAS E. HOLLORAN
   Director
     Professor Emeritus,
     Graduate School of Business,
     University of St. Thomas
     St. Paul, Minnesota

EDWARD J. MONAGHAN
   Executive Vice President
   Chief Operating Officer
   Director

ERIC S. RANGEN
   Director
     Vice President
     Chief Financial Officer
     Alliant Techsystems, Inc.

JAMES R. RICHARDSON
   Senior Vice President, Marketing
   Director

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

JAMES E. GILBERTSON
   Vice President

TIMOTHY E. HALL
   Treasurer - Assistant Secretary

JAMES M. HIGGINS
   Vice President, Commercial Seating

RONALD J. KLOSTERMAN
   Vice President, Finance
   Chief Financial Officer
   Secretary

MICHAEL A. SANTILLO
   Vice President

AUDIT COMMITTEE
   Thomas E. Holloran, Chairman
   Lynn J. Davis
   Robert E. Deignan

COMPENSATION & NOMINATING
COMMITTEE
   L. Bruce Boylen, Chairman
   Thomas E. Holloran
   Marvin M. Stern

MARKETING & PLANNING COMMITTEE
   Marvin M. Stern, Chairman
   Jeffrey T. Bertsch
   Patrick M. Crahan
   Lynn J. Davis
   Edward J. Monaghan
   James R. Richardson

TRANSFER AGENT & REGISTRAR
Wells Fargo Shareowner Services
P.O. Box 64854
South St. Paul,
Minnesota  55164-0854

GENERAL COUNSEL
Irving C. MacDonald
Minneapolis, Minnesota
O'Connor and Thomas, P.C.
Dubuque, Iowa

NATIONAL OVER-THE-COUNTER
NASDAQ SYMBOL
FLXS

ANNUAL MEETING
December 9, 2002, 2:00 p.m.
Hilton Minneapolis
1001 Marquette Avenue
Minneapolis, Minnesota 55403

PERMANENT SHOWROOMS
Dubuque, Iowa
High Point, North Carolina
San Francisco, California

INTERNET
http://flexsteel.com

* Executive Offices
  (C) 2002 FLEXSTEEL INDUSTRIES, INC.


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

ANNUAL REPORT ON FORM 10-K AVAILABLE
A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, can be obtained without charge by writing to:
  Office of the Secretary
  Flexsteel Industries, Inc.
  P.O. Box 877
  Dubuque, Iowa 52004-0877

YOU CAN TAKE ALL THE COMFORTS OF HOME, INCLUDING FLEXSTEEL, WITH YOU IN THIS FLEETWOOD 2003 PACE ARROW MOTOR HOME. IN PLANNING THESE LUXURIOUS TRAVELING HOMES, MANUFACTURERS TURN TO FLEXSTEEL DESIGNERS AND ENGINEERS FOR SUPERIOR SEATING AND SLEEPING. THE STYLISH CORNER CHAISE LOUNGE AND THE RECLINER ARE COORDINATED WITH THE HANDSOME FLEETWOOD INTERIOR. BOTH ARE BY FLEXSTEEL, UPHOLSTERED IN FINE TOP-GRAIN LEATHER.

THERE'S A REGULAR BED INSIDE THIS STRIKING CHAISE/SOFA. FLEXSTEEL'S OWN MECHANISM MAKES IT EASY TO OPEN FOR A TRULY RESTFUL NIGHT'S SLEEP. LINENS CAN BE STORED IN THE OPTIONAL STORAGE DRAWER BELOW THE BED.






                                    [PHOTO]







                                                                     BULK RATE
  [LOGO]    FLEXSTEEL(R)                                            U.S. Postage
            AMERICA'S SEATING SPECIALIST                                PAID
----------------------------------------                            Permit # 10
P.O. Box 877   o   Dubuque IA 52004-0877                            Dubuque, IA